Execution Copy

MEMBERSHIP INTEREST PURCHASE AGREEMENT

dated as of

June 27, 2001

by and among

STEINER SPA LIMITED,

STEINER LEISURE LIMITED,

RED SAIL SPAS, L.L.C.

and

SP SPAS LLC

TABLE OF CONTENTS

Page

EXHIBITS AND SCHEDULES

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this "Agreement") is entered into as of June 27, 2001, by and among **STEINER SPA LIMITED**, a Bahamas international business company ("Buyer"), **STEINER LEISURE LIMITED**, a Bahamas international business company ("Steiner"), **SP SPAS LLC**, a Delaware limited liability company ("SPS"), and **RED SAIL SPAS, L.L.C.**, a Delaware limited liability company ("RSS" and, together with SPS, the "Sellers"). Certain other capitalized terms used herein without definition have the meanings specified in Article XI. The parties agree that in the event that Buyer shall not have been formed prior to the date hereof, (i) Buyer shall execute this Agreement effective immediately following Buyer's formation, (ii) Steiner shall be deemed to be the "Buyer" for all purposes hereunder, and assume all rights and undertake all obligations under this Agreement with respect thereto (the "Buyer Rights and Obligations"), until such time as (a) Buyer has been duly formed and (b) Steiner has assigned and delegated all of the Buyer Rights and Obligations so assumed and undertaken by Steiner pursuant to this clause (ii) to Buyer and (iii) in furtherance of the foregoing, Steiner may, notwithstanding the terms of Section 14.4 of this Agreement, effect the assignment and delegation of the Buyer Rights and Obligations to Buyer without Sellers' consent.

WHEREAS, Mandara Spa LLC, a Delaware limited liability company ("Mandara" or the "Company"), together with its direct and indirectly wholly owned subsidiaries (each, a "Subsidiary" and, together with Mandara, collectively, the "Mandara Entities"), is engaged in the business of owning and operating various spa facilities in hotel resorts and onboard cruise ships that provide spa, beauty and fitness services and products including, but not limited to, massage therapies, facials, aromatherapies and other skin treatments, hair salon services, hair removal, fitness training, manicures, pedicures and related services (collectively, the "Business");

WHEREAS, SPS owns eighteen percent (18%) of the membership interests in Mandara (the "SPS Interest");

WHEREAS, RSS owns forty-two percent (42%) of the membership interests in Mandara (the "RSS Interest" and, together with the SPS Interest, the "Membership Interests");

WHEREAS, Buyer desires to purchase from each of SPS and RSS, and each of SPS and RSS desires to sell to Buyer, the SPS Interest and the RSS Interest, respectively; and

WHEREAS, in addition to the foregoing: (i) Buyer desires to acquire from RSS's Affiliate, SDI Securities 6, LLC ("SDI"), and SDI desires to sell and assign to Buyer, all of SDI's right, title and interest of in, to and under that certain Amended and Restated Unsecured Promissory Note, dated as of March 28, 2001, made by Mandara in favor of SDI, pursuant to which the Company has borrowed an aggregate of $4,305,000 through the date hereof (the "RSS Loan"); and (ii) Buyer desires to acquire from SPS, and SPS desires to sell and assign to Buyer, all of SPS's right, title and interest of in, to and under that certain Amended and Restated Unsecured Promissory Note, dated as of March 28, 2001, made by Mandara in favor of SPS, pursuant to which the Company has borrowed an aggregate of $1,845,000 through the date hereof (the "SPS Loan" and, together with the RSS Loan, the "Seller Loans").

NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I.
PURCHASE AND SALE OF MEMBERSHIP INTERESTS; SELLER LOANS

Section 1.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, the Sellers shall sell, assign, transfer and convey to Buyer all of their respective right, title and interest in and to: (a) the Membership Interests, free and clear of any Liens (other than Permitted Liens), and (b) the Seller Loans.

Section 1.2 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the purchase and sale of the Membership Interests and the Seller Loans, and the other transactions contemplated hereby (the "Closing") shall take place as promptly as practicable after satisfaction or waiver of the conditions set forth in Article VII (the "Closing Date") at the offices of Buyer, or such other time and place as the parties may otherwise agree; *provided, however*, in no event shall the Closing Date be earlier than July 1, 2001. The parties shall use commercially reasonable efforts to cause the Closing Date to be July 2, 2001.

Section 1.3 Consideration; Non-Refundable Deposit.

(a) The consideration to be paid by Buyer for its purchase of the Membership Interests and the Seller Loans (the "Consideration") shall be equal $35,520,000 (the "Purchase Price"), subject to adjustment pursuant to Section 1.4 (the "Purchase Price Adjustment").

(b) The Consideration shall be payable by Buyer to Sellers as follows (unless otherwise specified by Sellers in writing, all Consideration shall be allocated between the Sellers in accordance with their respective Pro Rata Percentages):

(i) cash in an amount equal to $23,520,000;

(ii) 399,301 shares of voting common shares, par value (U.S.) $.01 per share, of Steiner (the "Steiner Common Shares"), which number of shares is equal to the quotient of (A) $6,400,000 divided by (B) $16.028, which is the average closing sale price of a share of Steiner Common Shares as quoted on the NASDAQ National Market ("NASDAQ") for the twenty (20) consecutive trading days that immediately precede the second (2nd) trading day prior to the date hereof, as such closing sale prices are reported (absent manifest error in the printing thereof) by *The Wall Street Journal* (the "Average Closing Sale Price"). Steiner has not purchased or caused to be purchased, and will not purchase or cause to be purchased, any Steiner Common Shares, whether pursuant to its share repurchase program or otherwise, during the period used to determine the Average Closing Sale Price. No fractional Steiner Common Shares will be issued. The Steiner

Common Shares issued pursuant to this Section 1.3(b)(ii) are referred to herein as the "Steiner Shares". With respect to the Steiner Shares, the Sellers shall be entitled to registration rights pursuant to the terms of a registration rights agreement in the form attached hereto as Exhibit 1.3(a)(ii) (the "Registration Rights Agreement"); and

(iii) an aggregate of $5,600,000 in the form of forty-two (42) month 9% Subordinated Notes executed by Steiner in favor of Sellers, in the form attached hereto as Exhibit 1.3(a)(iii), which promissory notes shall bear interest at an annual rate of nine percent (9%), compounded quarterly (together with any additional promissory notes delivered to Sellers in respect of the Purchase Price Adjustment, the "Notes").

(c) Contemporaneously with the execution of this Agreement, Steiner and/or Buyer shall pay to the Sellers, as a non-refundable deposit, cash in the aggregate amount of $4,000,000 (the "Non-Refundable Deposit"), which amount shall be paid by wire transfer of immediately available funds to one or more accounts designated by the Sellers in writing. The parties agree and acknowledge that the Non-Refundable Deposit shall not be subject to refund, repayment or recovery to or by Steiner or Buyer, regardless of whether the Closing occurs or this Agreement is terminated, but in the event the Closing occurs, the amount of cash payable by Buyer to Sellers at Closing shall be reduced by the amount of the Non-Refundable Deposit. Notwithstanding the foregoing, the payment of the Non-Refundable Deposit shall not be deemed to limit or restrict any rights to indemnification otherwise available to Buyer and/or Steiner pursuant to Article IX hereof.

(d) The Parties agree that the amount of the Purchase Price (as the same may be adjusted hereunder) allocated for income tax purposes to each "unrealized receivable" (as defined in Section 751(c) of the Code) and "inventory item" (as defined in Section 751(d) of the Code), and the Seller Loans shall not exceed the adjusted tax basis of each such asset as of the Closing Date. The parties shall file all Returns consistently with such allocation, and shall not voluntarily take any action inconsistent therewith upon examination of any Returns, in any refund claim, in any litigation, or otherwise with respect to such Returns unless required to pursuant to a "determination" (as defined in Section 1313(a) of the Code or any similar state, local or foreign Tax provision).

Section 1.4 Purchase Price Adjustment.

(a) Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Sellers a written determination (the "Determination") of the actual amount of the Working Capital of the Mandara Entities as of the Closing Date (the "Preliminary Working Capital Amount") and the actual aggregate cash balances of the Mandara Entities on the Closing Date (the "Preliminary Cash Balance Amount"), including the basis for such Determination set forth in reasonable detail, prepared in accordance with GAAP and expressed in United States dollars. For the purposes of this Agreement, the term "Working Capital" means the total consolidated non-cash current assets of the Mandara Entities minus the total consolidated current liabilities of the Mandara Entities (other than the current portion of interest payable by Mandara in respect of the Seller Loans). Upon receipt of the Determination, Sellers shall have sixty (60) days (the "Review Period") to review such Determination and related computations of the

Working Capital and the cash balances of the Mandara Entities on the Closing Date. During the Review Period, Buyer shall give Sellers and their representatives full access at all reasonable times to the books, records and other materials of Mandara Entities and the personnel of, and work papers prepared by or for the Buyer, the Mandara Entities or their respective accountants, including, without limitation, to such historical financial information relating to the Mandara Entities as the Sellers may reasonably request in order to permit the timely review of the Determination. If Sellers shall not have given written notice to Buyer setting forth in reasonable detail any objection of Sellers to such Determination (a "Working Capital Statement of Objections") prior to the expiration of the Review Period, then such Determination shall be final and binding upon the parties, and the Preliminary Working Capital Amount shall be deemed the Working Capital amount of the Mandara Entities as of the Closing Date (the "Final Working Capital Amount"), and the Preliminary Cash Balance Amount shall be deemed the aggregate cash balances of the Mandara Entities on the Closing Date (the "Final Cash Balance Amount"). In the event that Sellers deliver a Working Capital Statement of Objections during the Review Period, Buyer and Sellers shall use their reasonable efforts to agree on the amount of Working Capital and the cash balances of the Mandara Entities on the Closing Date within thirty (30) days following the receipt by Buyer of the Working Capital Statement of Objections. If the parties are unable to reach an agreement as to such amounts within such thirty (30) day period, then the matter shall be submitted to Arthur Andersen LLP or, if Arthur Andersen LLP is unwilling or unable to serve in such capacity, another "big five" accountant mutually acceptable to Buyer and Sellers (such accountant, the "Settlement Accountant"), who, acting as an expert and not as an arbitrator, shall resolve the matters still in dispute and adjust the Determination to reflect such resolution and establish the Final Working Capital Amount and the Final Cash Balance Amount; *provided, however,* that the Settlement Accountant may not determine an amount of Working Capital or a cash balance amount in excess of those claimed by Sellers or less than those claimed by Buyer. The Settlement Accountant shall make such determination within forty-five (45) days following the submission of the matter to the Settlement Accountant for resolution, and such determination shall be final and binding upon Buyer and the Sellers. Buyer and Sellers shall contribute equally to all costs (including fees and expenses charged by the Settlement Accountant) in connection with the resolution of any such dispute.

(b) The parties agree that, at Closing, the Working Capital of the Mandara Entities should be $1,250,000 (the "Target Working Capital Amount") and the aggregate cash balances of the Mandara Entities should be $250,000 (the "Target Cash Balance Amount").

(c) In the event that (i) the Final Working Capital Amount is *greater* than the Target Working Capital Amount (such excess, the "Excess Working Capital Amount"), the Purchase Price shall be increased by, and Steiner shall pay to Sellers, an amount equal to sixty percent (60%) of such Excess Working Capital Amount, or (ii) the Final Cash Balance Amount is *greater* than the Target Cash Balance Amount (such excess, the "Excess Cash Balance Amount"), the Purchase Price shall be increased by, and Steiner shall pay to Sellers, an amount equal to sixty percent (60%) of such Excess Cash Balance Amount. Any payments due under this Section 1.4(c) shall be made by delivery to Sellers, within five (5) business days following the determination of the final amounts pursuant to Section 1.4(a), of additional forty-two (42) month subordinated promissory notes executed by Steiner in favor of Sellers, in substantially the form attached hereto as Exhibit 1.3(a)(iii), which promissory notes shall bear interest at an annual rate of nine percent (9%), compounded quarterly (it being agreed that all such additional subordinated promissory notes shall be dated as of the Closing Date and all interest shall accrue from and after the Closing Date).

(d) In the event that (i) the Final Working Capital Amount is *less* than the Target Working Capital Amount (such deficiency, the "Working Capital Deficiency"), the Purchase Price shall be reduced by, and Sellers shall pay to Steiner, within five (5) business days following the determination of the final amounts pursuant to Section 1.4(a), an amount equal to sixty percent (60%) of such Working Capital Deficiency, or (ii) the Final Cash Balance Amount is *less* than the Target Cash Balance Amount (such deficiency, the "Cash Balance Deficiency"), the Purchase Price shall be reduced by, and Sellers shall pay to Steiner, within five (5) business days following the determination of the final amounts pursuant to Section 1.4(a), an amount equal to sixty percent (60%) of such Cash Balance Deficiency. Steiner shall have the option to require Sellers to make any payment required under this Section 1.4(d) in cash or to reduce the principal amount of the Notes. In the event that Steiner elects to require Sellers to make such payment in cash, Sellers shall pay such amount (together with an amount equal to the equivalent of interest thereon at an annual rate of nine percent (9%), compounded quarterly, from the Closing Date through the date of payment) by wire transfer of immediately available funds to an account designated by Steiner. In the event that Steiner elects to satisfy such payment obligation by reduction of the principal amount of the Notes Steiner shall provide written notice of such election to Sellers and each Seller shall, within five (5) business days following receipt of such written notice, deliver to Steiner at Steiner's election, the original of any Note with respect to which Steiner is entitled to make such a reduction against delivery to such Seller of a replacement promissory note in the proper reduced principal amount (which replacement promissory note shall be deemed a "Note" for the purposes of this Agreement). If either of the Sellers shall fail to deliver its respective Note to Steiner, (i) such note shall automatically, and without further action, be deemed amended to reflect the reduction of the principal amount of such Note in accordance with the immediately preceding sentence and (ii) such Seller shall be estopped from collecting, or enforcing its rights with respect to, any principal (or any interest accruing thereon) otherwise subject to reduction in accordance with the immediately preceding sentence.

Section 1.5 Guaranteed EBITDA Surplus Amount.

(a) Each of the Sellers, severally and not jointly, hereby guarantees, solely to the extent of its respective Percentage Interest, that for the period from July 1, 2001 through December 31, 2002 (the "Test Period"), the Actual EBITDA Surplus Amount (as hereinafter defined) of the Mandara Entities shall not be less than $4,605,133 (such amount, the "Guaranteed EBITDA Surplus Amount"). For the purposes of this Agreement, "Actual EBITDA Surplus Amount" shall mean the amount of the actual EBITDA (as hereinafter defined) of the Mandara Entities earned during the Test Period, *less* the Remaining Development Expenses (as hereinafter defined), and *less* the Additional Capital Expenses (as hereinafter defined), if any, incurred during the Test Period.

(b) For purposes of this Agreement, the following terms shall have the meanings specified below:

(i) "EBITDA" means the actual cumulative consolidated earnings of the Mandara Entities before interest income, interest expense, Taxes, depreciation and amortization, as determined in accordance with GAAP, consistent with the Mandara Entities' past practices, *less* any EBITDA Exclusion Amounts. For the avoidance of doubt, the parties agree and acknowledge that the operations of any Approved Expansion Project (as defined in Section 8.3(b) below) and any Approved Pipeline Project (as defined in Section 8.4(b) below) shall be taken into account for the purposes of determining EBITDA.

(ii) "EBITDA Exclusion Amounts" means any earnings or losses generated by any Excluded Project (as defined in Section 8.5(b) below).

(iii) "Remaining Development Expenses" means the amount set forth under the heading "Remaining Development Expenses" on Exhibit 1.5(b)(iii) attached hereto (such exhibit referred to herein as the "Development Schedule"), which sets forth: (A) a schedule of the current spa development projects with respect to which any of the Mandara Entities is currently involved or committed to become involved, as of the date hereof (the "Development Projects"); (B) the proposed or actual design specifications, scope, status, development timetable and estimated completion date for each Development Project; (C) a breakdown of all amounts actually expended by the Mandara Entities through July 1, 2001 on each Development Project; and (D) a breakdown of all remaining amounts projected to be expended by any of the Mandara Entities following July 1, 2001 to complete each Development Project (*i.e.*, the "Remaining Development Expenses"), including, without limitation, all amounts necessary to finish construction, fit-out and equip each Development Project with all equipment and fixtures, as budgeted pursuant to any contract related to such Development Project, for the operation of spa, beauty and/or fitness facilities and the provision of related services as contemplated by, and at a quality level commensurate with that required by, the lease or concession agreement or other contract related to such Development Project (the aggregate of such projected capital expenditures for all such Development Projects.

(iv) "Additional Capital Expenses" shall mean: (A) the aggregate amount, if any, actually expended by the Mandara Entities following July 1, 2001 to complete the Development Projects that exceeds the aggregate amount of the Remaining Development Expenses for reasons other than (1) changes to the design, scope or timing of the Development Projects approved or agreed to by Steiner or Buyer, or (2) circumstances beyond the reasonable control of the Mandara Entities (the reasons described under clauses (1) and/or (2), the "Approved Reasons"); *provided, however,* that Buyer shall deliver to the Sellers a statement of all such cost overruns certified by a senior executive officer of Steiner, together with such additional documentation as may be reasonably required to establish that such cost overruns were the result of a failure in properly estimating the Remaining Development Expenses as opposed to a result of any Approved Reason; (B) an amount equal to the equivalent of interest at nine percent (9%) per annum on any amounts actually expended by the Mandara Entities following the Closing Date in accordance with this Agreement in respect of an Approved Expansion Project (as defined in Section 8.3(b) below) (excluding any unreasonable expenses required by Buyer or Steiner); and (C) an amount equal to the equivalent of interest at twelve percent (12%) per annum on any amounts actually expended by the Mandara Entities following the Closing Date in accordance with this Agreement in respect of an Approved Pipeline Project (as defined in Section 8.4(b), below) (excluding any unreasonable expenses required by Buyer or Steiner); *provided, however*, that Buyer shall deliver to the Sellers a statement of all such costs in respect of any Approved Expansion Project or any Approved Pipeline Project certified by a senior executive officer of Steiner, together with such additional documentation as may be reasonably required to establish that such costs were related to such projects.

(c) As promptly as practicable after the end of the expiration Test Period (but in no event later than March 31, 2003), Buyer shall (i) determine the amount of the actual EBITDA of the Mandara Entities and the Additional Capital Expenses, if any, for the Test Period, in each case based upon financial statements prepared and audited by Arthur Andersen LLP or another "big five" accountant ("Buyer's Accountant"), and (ii) deliver to Sellers a written statement thereof, certified by an executive officer of Steiner, together with such additional documentation as may be reasonably required to support Buyer's determination (such written statement, the "EBITDA Statement"). Upon receipt of the EBITDA Statement, Sellers shall have sixty (60) days (the "EBITDA Review Period") to review such EBITDA Statement and related computations of the actual EBITDA of the Mandara Entities and any Additional Capital Expenses. During the EBITDA Review Period, Buyer shall give Sellers and their representatives full access at all reasonable times to the books, records and other materials of Mandara Entities and the personnel of, and work papers prepared by or for, the Buyer, the Mandara Entities or their respective accountants, including, without limitation, to such historical financial information relating to the Mandara Entities as the Sellers may reasonably request in order to permit the timely review of the EBITDA Statement. If Sellers shall not have given written notice to Buyer setting forth in reasonable detail any objection of Sellers to such EBITDA Statement (an "EBITDA Statement of Objections") prior to the expiration of the EBITDA Review Period, then such EBITDA Statement shall be final and binding upon the parties. In the event that Sellers deliver an EBITDA Statement of Objections during the EBITDA Review Period, Buyer and Sellers shall use all reasonable efforts to resolve the dispute within thirty (30) days following the receipt by Buyer of the EBITDA Statement of Objections. If the parties are unable to reach an agreement as to the amount of the actual EBITDA and/or any Additional Capital Expenses within such thirty (30) day period, then the matter shall be submitted to the Settlement Accountant, who, acting as an expert and not as an arbitrator, shall resolve the matters still in dispute and adjust the EBITDA Statement to reflect such resolution and establish the final actual amount of EBITDA and Additional Capital Expenses; *provided, however*, that the Settlement Accountant may not determine an amount of EBITDA in excess of that claimed by Sellers or less than that claimed by Buyer, or an amount of Additional Capital Expenses in excess of those claimed by Buyer or less than those claimed by Sellers. The Settlement Accountant shall make such determination within forty-five (45) days following the submission of the matter for resolution, and such determination shall be final and binding upon Buyer and the Sellers. Buyer and Sellers shall contribute equally to all costs (including fees and expenses charged by the Settlement Accountant) in connection with the resolution of any such dispute. Following the determination of the final actual EBITDA amount and amount of Additional Expenses, if any, the parties shall calculate the Actual EBITDA Surplus Amount in accordance with Section 1.5(a).

(d) In the event that the Guaranteed EBITDA Surplus Amount exceeds the Actual EBITDA Surplus Amount, then Steiner shall have the right to reduce the aggregate principal amount of the Notes by an amount equal to the product of (i) the amount by which the Guaranteed EBITDA Surplus Amount exceeds the Actual EBITDA Surplus Amount, multiplied by (ii) sixty percent (60%) (such amount, the "Shortfall Amount"). In addition, to the extent Steiner has made payments of interest with respect to that portion of the principal amount of the Notes to be reduced pursuant to this Section 1.5(d) (the "Reimbursable Interest Amount"), Steiner shall also have the right to recoup the Reimbursable Interest Amount by a further reduction of the aggregate principal amount of the Notes by an amount equal to the Reimbursable Interest Amount; *provided*, *however*, that Sellers shall have the option of paying Steiner the Reimbursable Interest Amount in cash within five (5) business days following the determination of the final Shortfall Amount, in which case Steiner shall have no right to further reduce the principal amount of the Notes (unless and until Sellers shall fail to make such cash payment in respect of any Reimbursable Interest Amount). The aggregate reductions of the Notes made by Steiner in accordance with this Section 1.5(d) are referred to herein as the "EBITDA Note Reductions." All EBITDA Note Reductions shall be made pro rata between the Notes held by each of the Sellers in accordance with their respective Pro Rata Percentages. Each Seller shall deliver to Steiner the original of any Note with respect to which Steiner is entitled to make an EBITDA Note Reduction against delivery to such Seller of a replacement promissory note in the proper reduced principal amount (which replacement promissory note shall be deemed a "Note" for the purposes of this Agreement). If either of the Sellers shall fail to deliver its respective Note to Steiner, (i) such Note shall automatically, and without further action, be deemed amended to reflect the reduction of the principal amount of such Note in accordance with the immediately preceding sentence and (ii) such Seller shall be estopped from collecting, or enforcing its rights with respect to, any principal (or any interest accruing thereon) otherwise subject to reduction in accordance with the immediately preceding sentence. In the event that the aggregate amount of the EBITDA Note Reductions exceeds the aggregate principal amount of the Notes: (i) the Notes shall be automatically cancelled and Sellers shall surrender the originals of the Notes to Steiner for cancellation, and (ii) each Seller shall pay to Buyer the amount by which such Seller's Pro Rata Percentage of the aggregate Shortfall Amount exceeds the principal amount of the such Seller's Note at the time of such reduction. Any amounts to be paid by Sellers in cash pursuant to this Section 1.5(d) shall be paid within five (5) business days after the determination of the final Shortfall Amount by wire transfer of immediately available funds to a bank account or accounts as shall be designated in writing by the recipient no later than one business day prior to the payment date.

ARTICLE II.
REPRESENTATIONS AND WARRANTIES
OF SELLERS REGARDING THE MANDARA ENTITIES

As a material inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Sellers, jointly and severally, hereby represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

Section 2.1 Organization. Schedule 2.1 sets forth the name, type of Entity and Organizational Jurisdiction of each of the Mandara Entities, and each jurisdiction in which such Mandara Entity is qualified to conduct business. Each of the Mandara Entities (a) is validly existing and in good standing under the laws of its Organizational Jurisdiction, (b) has all requisite power and authority under those laws and its Charter Documents to own or lease and to operate its properties and to carry on its business as now conducted, and (c) is qualified or licensed to do business and is in good standing in each jurisdiction in which it is required to be so licensed or qualified.

Section 2.2 Charter Documents and Records. Sellers have made available to Buyer true, complete and correct copies of the Charter Documents of each of the Mandara Entities as in effect on the date hereof, and no amendments, modifications or revocation has been made since the date thereof (or with respect to publicly-filed documents, since the date of the certificate of the appropriate Governmental Authority with respect thereto) or is pending with respect to any of such Charter Documents.

Section 2.3 No Conflicts. The execution, delivery and performance by the Sellers of this Agreement and consummation of the transactions contemplated hereby, do not:

(a) violate or contravene any provision of the Charter Documents of any of the Mandara Entities;

(b) violate, conflict with, or give any Person (other than the Mandara Entities) a contractual right to declare a default, accelerate or terminate (in each case with or without notice or lapse of time or both), any provision of any Covered Agreement to which any Mandara Entity is a party or by which any of their respective assets are bound, in each case other than as set forth in Schedule 2.3(b);

(c) result in the creation or imposition of any Liens, except for Permitted Liens, with respect to any of the assets or properties of any Mandara Entity; or

(d) violate, contravene or conflict with any (i) statute, law, rule or regulation (each, a "Law"), (ii) award, judgment, decree, or other order (each, an "Order") of any Governmental Authority having jurisdiction over any Mandara Entity, or (iii) authorization, approval, consent, license, permit, registration variance or other similar rights, approvals or authorizations from any Governmental Authority (each, a "Governmental Approval") issued to any Mandara Entity.

Section 2.4 Consents. Except as set forth in Schedule 2.4, no consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with, any Person (including, without limitation, any Governmental Authority) by any Mandara Entity (a) in order to authorize or permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, or (b) under or pursuant to any Governmental Approval held by or issued to any Mandara Entity (including, without limitation, environmental, health, safety and operating permits and licenses) by reason of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

Section 2.5 No Defaults Under Indebtedness. No condition or state of facts exists, or, with the giving of notice or the lapse of time or both, would exist, which (a) entitles any holder of any outstanding Indebtedness, or any Guaranty not constituting Indebtedness, of the Mandara Entities to accelerate the maturity, or require a mandatory prepayment, of that Indebtedness or Guaranty, or affords that holder, or any beneficiary of that Guaranty, the right to require the Mandara Entities to redeem, purchase or otherwise acquire, reacquire or repay any of that Indebtedness, or to perform that Guaranty in whole or in part, or (b) entitles any Person to obtain any Lien upon any properties or assets constituting any part of the business of the Mandara Entities pursuant to such Indebtedness or Guaranty.

Section 2.6 No Commissions. None of the Mandara Entities has, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby (a) employed any broker, finder or agent or (b) agreed to pay or incurred any obligation to pay any broker's or finder's fee, any sales commission or any similar form of compensation.

Section 2.7 Subsidiaries. Set forth on Schedule 2.7 is a list of each Subsidiary of the Mandara Entities and, except as set forth thereon, none of the Mandara Entities owns, of record or beneficially, directly or indirectly through any Person, nor controls, directly or indirectly through any Person or otherwise, any Equity Interests or any option, warrant or right to acquire Equity Interests of any Entity.

Section 2.8 Equity Interests of the Mandara Entities. Schedule 2.8 sets forth (a) if applicable, the authorized Equity Interests of each Mandara Entity; (b) all of the issued and outstanding Equity Interests of each Mandara Entity; and (c) the identity and respective holdings of all such holders of Equity Interests of the Mandara Entities. Except as set forth on such Schedule 2.8, there are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by, or binding upon the Mandara Entities or any of the Sellers for the purchase or acquisition of, any Equity Interests of any of the Mandara Entities, other than those issued, reserved or committed to be sold pursuant to this Agreement or as provided for in the Charter Documents of the Mandara Entities. The Mandara Entities have no equity appreciation rights, phantom stock plan or similar rights outstanding. Except as may exist by virtue of the Charter Documents of Mandara, there will not as of the Closing be any Liens upon any of the Membership Interests (other than Permitted Liens or Liens that are the result of actions taken by Buyer).

Section 2.9 Related Party Agreements. Schedule 2.9 sets forth all existing agreements between any of the Mandara Entities, on the one hand, and any of the equityholders, members or managers of any of the Mandara Entities, or any of their respective Family Members, including Entities controlled by any of the foregoing (collectively, "Related Parties"), on the other hand.

Section 2.10 Litigation, Etc.

(a) There are no actions, suits, claims or other legal or administrative proceedings by or before any Governmental Authority or any other arbitration, mediation or any other third party dispute resolution proceeding or procedure (each, an "Action") pending or, to the Knowledge of the Sellers, threatened, against any Mandara Entity, and the Mandara Entities have not received any notice of any pending investigations by any Governmental Authority nor, to the Knowledge of Sellers, is any such investigation threatened.

(b) To the Knowledge of the Sellers, there are no complaints pending or threatened, against any Mandara Entity before any Better Business Bureau or other Entity that addresses consumer complaints.

Section 2.11 Governmental Approvals; Compliance With Laws. Except (i) as disclosed on Schedule 2.11, (ii) for matters that are the subject of the representations and warranties contained in Sections 2.12, 2.21 and 2.22, or (iii) for matters that would not reasonably be expected to have a Material Adverse Effect with respect to the Mandara Entity in question, each Mandara Entity:

(a) is in compliance with all Laws and Orders of any Governmental Authority having jurisdiction over it or the operation of its Business;

(b) has all Governmental Approvals that are necessary to permit it to conduct and operate the Business (or portion thereof) in the manner it currently conducts and operates such business and to permit it to own and use its assets in the manner in which it currently owns and uses them; and

(c) is in compliance with all of the terms and requirements of each of its Governmental Approvals and no notice has been received by it, or, to the Knowledge of the Sellers, any of its employees any notice from any Governmental Authority of its intention to cancel, terminate, suspend or not renew any of those Governmental Approvals.

Section 2.12 Environmental Matters. There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission or other release of any kind of toxic or other wastes or other hazardous substances by, due to or caused by the Mandara Entities upon any of the property now or previously owned or leased by the Mandara Entities, or upon any other property, in violation of any Law or Order and which would, under any Law or Order give rise to any liability.

Section 2.13 Liabilities and Obligations. Except as set forth on Schedule 2.13, none of the Mandara Entities has any liabilities or obligations whether accrued, absolute, fixed, contingent or otherwise, that, pursuant to GAAP, would be required to be reflected or taken into account on the consolidated balance sheet of the Mandara Entities as of the date hereof, except (a) to the extent reflected or taken into account in the Current Balance Sheet and not heretofore paid or discharged; and (b) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Current Balance Sheet (none of which relates to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any litigation). Schedule 2.13 also lists and describes, for each of the Mandara Entities each of its outstanding Guarantees not constituting Indebtedness and, for each of those Guarantees, whether any Sellers or any Affiliate thereof is a Person whose obligation is covered by such Guaranty and, if such Guaranty is secured by any property or asset of any Mandara Entity, the nature of that security.

Section 2.14 Receivables and Inventories. All of the Receivables (as hereinafter defined) are valid, represent bona fide transactions and arose in the ordinary course of business of the Mandara Entities. To the Knowledge of the Sellers, no account debtor is asserting any defense to payment or right of setoff with respect to any of the Receivables in excess of amounts reserved on the Current Balance Sheet therefor and no Mandara Entity has made any agreement with any debtor for the deduction therefrom. For purposes of this Agreement, the term "Receivables" means all receivables of the applicable Mandara Entity, including all trade account receivables arising from the provision of services, sale of inventory, notes receivable, and insurance proceeds receivable.

(b) With respect to each of the Mandara Entities: all Inventories consist of a quality and quantity usable and saleable in the ordinary course of business except for (i) obsolete items, (ii) items of below-standard quality or (iii) items for which it has established a reserve on the Current Balance Sheet for obsolescence or unmerchantability (clauses (i) through (iii), collectively, the "Impaired Inventory") all of which items of Impaired Inventory, (A) as of the Current Balance Sheet Date, have been written off, written down or adequately reserved against to their net realizable value on the Current Balance Sheet and (B) since the Current Balance Sheet Date, have been written off, written down or adequately reserved against to their net realizable value in the books and records of such Mandara Entity. Each of the Mandara Entities has, and will through the Closing Date continue to have, adequate quantities and types of Inventories to enable it to conduct its Business consistent with past practices and anticipated operations.

Section 2.15 Real Properties.

(a) None of the Mandara Entities owns any parcel of real property. Schedule 2.15(a) sets forth a list of all leases, licenses, concessions or similar agreements for the use or occupancy of real property to which any of the Mandara Entities is a party ("Real Property Leases"), true and complete copies of which have previously been made available to Buyer, in each case setting forth the lessor and lessee thereof and the address of the property covered by such lease. The real property leased pursuant to the Real Property Leases is referred to herein as the "Leased Premises."

(b) With respect to each Real Property Lease, (i) each is in full force and effect and, to the Knowledge of the Sellers, is valid and binding on the lessor party thereto, (ii) no Person other than the Mandara Entities is in possession of any portion of the Leased Premises (except as otherwise provided for by the applicable Real Property Lease) and (iii) except as otherwise disclosed on a schedule to this Agreement, no event has occurred which, with the passage of time or the giving of notice or both, would cause a breach of or default by any of the Mandara Entities under any of such Real Property Leases.

(c) To the Knowledge of the Sellers, there are no (i) pending or threatened condemnation proceedings relating to the Leased Premises; (ii) pending or threatened Actions relating to the Leased Premises; or (iii) other conditions or proceedings that would reasonably be expected to have an adverse effect upon the use or occupancy of the Leased Premises by the Mandara Entity that is the lessee thereof.

(d) The Fixed Assets of the Mandara Entities are located at the Leased Premises, except for such Fixed Assets that are not directly related to the provision of services and sales of products at such Leased Premises, and Fixed Assets (*e.g.*, laptop computers, cellular telephones, vehicles, uniforms, etc.) that are in the possession of the personnel of the Mandara Entities in the ordinary course of business and consistent with the current policies and procedures of the applicable Mandara Entity.

(e) All facilities located on the Leased Premises and utilized by the Mandara Entities are currently supplied with utilities and other services necessary for the operation of such facilities, including gas, electricity, water, telephone, sanitary sewer, and storm sewer, as applicable, all of which services are (i) to the Knowledge of the Sellers, adequate in accordance with all applicable Laws and Orders, and (ii) adequate for the operation of the Business as currently conducted by the Mandara Entities.

(f) No action has been taken by the Mandara Entities, or inaction by the Mandara Entities has occurred, and none of the Mandara Entities has received any written notice from any insurance carrier of any defects or inadequacies in the real property underlying the Leased Premises or of which the Leased Premises is a part or any portion thereof which would reasonably be expected to adversely affect the insurability of the Leased Premises or increase the cost of insurance covering any portion of the Leased Premises.

Section 2.16 Tangible Assets.

(a) Each of the Mandara Entities has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it in the conduct of the Business, free and clear of any Liens (other than Permitted Liens) or restrictions on use, except in each case for such imperfections of title or leasehold interest that do not have an adverse effect on the property or asset in question.

(b) Except as disclosed on Schedule 2.16(b), the Fixed Assets (as hereinafter defined) currently in use or necessary for the Business by the Mandara Entities are in good operating condition, normal wear and tear excepted. For purposes of this Agreement, the term "Fixed Assets" means all vehicles, machinery, equipment, tools, supplies, leasehold improvements, furniture and fixtures owned or leased by the Mandara Entities as set forth on the Current Balance Sheet or acquired by the Mandara Entities since the date of the Current Balance Sheet.

Section 2.17 Proprietary Rights. Schedule 2.17 sets forth the registrations and other legal rights of the Mandara Entities to use the trademark "Mandara Spa" for the provision of spa services. Except as set forth on Schedule 2.17, the Mandara Entities own or possess legal rights to use all other Proprietary Rights in the conduct of the Business as currently conducted. To the Knowledge of Sellers, use by the Mandara Entities of the Proprietary Rights necessary for the conduct of the Business do not conflict with, or, infringe upon, the rights of others. None of the Mandara Entities has received any communications alleging that the Mandara Entities has violated or, by conducting the Business, would violate any of the Proprietary Rights of any other Person. To the Knowledge of the Sellers, the carrying on of the business of the Mandara Entities by the employees of the Mandara Entities does not conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under any contract, covenant or instrument with any Person other than Buyer, Steiner or any of their Affiliates under which any Mandara Entity is obligated with respect to any Proprietary Rights used in the Business.

Section 2.18 Relations With Governments, Etc. None of the Mandara Entities has, directly or through an intermediary, offered, paid, promised to pay or authorized the payment of money or offered, given, or authorized the giving of anything of value to an official, employee, officer or representative of any government, or department, agency or instrumentality of any government, or a political party, party official or candidate for political office, for purposes of inducing such person to use his/her influence to assist the Mandara Entities in obtaining or retaining business or to benefit the Mandara Entities and has not otherwise violated the U.S. Foreign Corrupt Practices Act of 1977, as amended.

Section 2.19 Material Contracts.

(a) Except as set forth on Schedule 2.19(a), none of the Mandara Entities is a party to any contract, lease, agreement, plan, license, arrangement, obligation or commitment, whether written or oral (collectively, "Contracts"):

(i) evidencing Indebtedness or the deferred purchase price of property, or pursuant to which it has guaranteed any obligation of any other Person, except for any such Contract with an outstanding principal amount not exceeding $75,000 in the aggregate and which may be prepaid on not more than thirty (30) days' notice without payment of penalty or premium;

(ii) creating a Lien (other than a Permitted Lien) on any of the properties or assets of the Mandara Entities;

(iii) prohibiting or limiting the ability of the Mandara Entities to engage in any line of business, to compete with any Person or to carry on its business anywhere in the world;

(iv) that are confidentiality agreements, joint venture, partnership or limited liability company agreements or similar arrangements;

(v) for the purchase or sale of materials, commodities, supplies, products or other personal property, or for the furnishing or receipt of services, the performance of which will extend more than one year or involve consideration in excess of $75,000 in the aggregate, other than those which could be terminated on thirty (30) days' or less notice without penalty or premium;

(vi) (A) for the sale, transfer, lease, license or parting with possession or ownership of any assets of the Mandara Entities (other than sales of products and services of Mandara Entities in the ordinary course of its business and consistent with past practice, and sales of obsolete or excess Inventory), or (B) for the lease of assets of the Mandara Entities to any Person (other than a Mandara Entity) where the obligation of the Mandara Entities has not been satisfied;

(vii) for or with respect to the lease of personal property from any Person providing for lease payments in excess of $75,000 per annum in the aggregate, other than those which could be terminated on thirty (30) days' or less notice without penalty or premium;

(viii) for the employment or engagement of any Person on a full-time, part-time, consulting, or other basis providing annual base compensation in excess of $75,000 in the aggregate or which provide for the payment of deferred compensation (each, an "Employment Agreement");

(ix) that are agency, sales representative, broker, distribution or marketing agreements, the performance of which will extend over a period of more than one year from the date hereof and involve consideration in excess of $75,000;

(x) that are service or management contracts, equipment, labor, maintenance or repair contracts or other agreements (other than the Real Property Leases) affecting the Leased Premises or the operation, repair or maintenance thereof and involve consideration in excess of $75,000;

(xi) under which it has advanced or loaned any amounts in excess of $10,000 in the aggregate to any of its equityholders, members of the Board of Managers, directors, officers or employees; or

(xii) involving the license to or use by any Person (other than a Mandara Entity) of any Proprietary Right of the Mandara Entities.

The Company has made available to the Buyer a true, complete and correct copy of each written Contract and a reasonably detailed written description of each oral Contract listed on Schedule 2.19(a) (such Contracts, together with the Real Property Leases, the "Covered Agreements").

(b) Except as set forth on Schedule 2.19(b) with respect to each Covered Agreement listed on Schedule 2.19(a):

(i) (A) such Covered Agreement is a legally valid and binding obligation of the Mandara Entity(ies) party thereto, and such Covered Agreement will continue to be a legally valid and binding obligation of such Mandara Entity(ies) in full force and effect on identical terms immediately following the consummation of the transactions contemplated hereby, and (B) to the Knowledge of the Sellers, such Covered Agreement is a legally valid and binding obligation of each Person (other than the

Mandara Entity(ies)) party thereto, and such Covered Agreement will continue to be a legally valid and binding obligation of such Person in full force and effect on identical terms immediately following the consummation of the transactions contemplated hereby;

(ii) none of the Mandara Entities party thereto is in default under such Covered Agreement;

(iii) to the Knowledge of the Sellers, no other Person that is a party to such Covered Agreement is in default thereunder; and

(iv) to the Knowledge of the Sellers, no event has occurred or circumstance exists that (with or without the giving of notice, the lapse of time or both) gives any Person that is a party to such Covered Agreement, other than the Mandara Entities, the contractual right to declare a default, exercise any remedy under, accelerate the maturity or performance of, or terminate such Covered Agreement.

Section 2.20 Insurance. Schedule 2.20 sets forth a list of all insurance policies carried by the Mandara Entities (the "Insurance Policies"). The Insurance Policies provide coverage for the matters covered thereby in amounts and on terms that are adequate for the Business as currently conducted by the Mandara Entities in light of prevailing industry practice. Except as set forth in Schedule 2.20, there have been no claims by any Mandara Entity under any insurance policies for the most recently ended three policy years. The Sellers have made available to Buyer: (a) a complete list of all worker's compensation claims with respect to the Mandara Entities for the most recently ended three (3) policy years; and (b) true, complete and correct copies of all Insurance Policies, all of which (i) have been issued by insurers of recognized responsibility and (ii) currently are in full force and effect. No insurance carried by any Mandara Entity has been canceled by the insurer, and none of the Mandara Entities has been denied insurance coverage during the past three (3) years. During the past three (3) years, none of the Mandara Entities has received any notice or other communication from any issuer of any Insurance Policy of any cancellation or termination thereof or any increase in any deductibles, retained amounts or the premiums payable thereunder, and, to the Knowledge of the Sellers, no such cancellation, termination or increase in deductibles, retainages or premiums has been threatened.

Section 2.21 Employee Matters.

(a) Schedule 2.21(a) lists all Employment Agreements to which a Mandara Entity is a party that provides for annual base compensation in excess of $75,000 per year, and the Sellers have made available to Buyer true, complete and correct copies of all such Employment Agreements.

(b) Schedule 2.21(b) contains a complete list of each Employee Benefit Plan. The Mandara Entities do not have any liability with respect to any Employee Benefit Plan other than the Employee Benefit Plans set forth on Schedule 2.21(b). No Employee Benefit Plan is a Pension Plan and no Mandara Entity maintains or contributes to or has any liability to any Pension Plan. None of the Employee Benefit Plans is (i) a voluntary employees' beneficiary association under Section 501(c)(9) of the Code, or (ii) a multi-employer welfare arrangement as defined in Section 3(40) of ERISA.

(c) None of the Mandara Entities or any ERISA Affiliates thereof participate currently, and have never participated in, and are not required currently and have never been required to contribute to or otherwise participate in any Multiemployer Plan.

(d) No Welfare Plan provides, and none of the Mandara Entities are required to provide, post-retirement health or life benefits, except as required by applicable law. No Welfare Plan is funded within the meaning of ERISA.

(e) With respect to each Employee Benefit Plan: (i) each has been administered in compliance with its terms and in material compliance with all applicable laws including, without limitation, ERISA, the Code, the Consolidated Omnibus Budget Reconciliation Act (COBRA), and the Health Insurance Portability and Accountability Act of 1996 (HIPAA); (ii) no actions, suits, claims or disputes are pending or threatened against any such plan, the trustee or fiduciary of any such plan, the Mandara Entities or any assets of any such plan; (iii) no audits, proceedings, claims or demands are pending with any Governmental Authority including, without limitation, the IRS and the Department of Labor; (iv) all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any such plan participant have been duly or timely filed or distributed; (v) no "prohibited transaction", within the meaning of ERISA or the Code, or breach of any duty imposed on "fiduciaries" pursuant to ERISA has occurred; (vi) all required or discretionary (in accordance with historical practices) payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing shall have been made or properly accrued on the Current Balance Sheet or will be properly accrued on the Closing Statement; (vii) no such plan has any unfunded liabilities which are not reflected on the Current Balance Sheet or which will not be reflected on the Closing Statement; and (viii) no Welfare Plan is a multi-employer welfare arrangement as defined in Section 3(40) of ERISA.

(f) The Sellers have made available to Buyer copies of all written Employee Policies and Procedures and Other Compensation Plans.

(g) Each of the Mandara Entities is in compliance in all respects with all applicable Governmental Requirements respecting employment and employment practices, terms and conditions of employment and wages and hours, and none of the Mandara Entities is liable for any arrears of wages or penalties for failure to comply with any of the foregoing. There are no (i) unfair labor practice charges or complaints or racial, color, religious, sex, national origin, age, disability or handicap discrimination charges or complaints pending or, to the Knowledge of the Sellers, threatened against the Mandara Entities before any Governmental Authority, or (ii) existing or, to the Knowledge of the Sellers, threatened labor strikes, disputes, grievances, controversies or other labor troubles affecting any of the Mandara Entities including any claim or threatened claim against such Mandara Entity by any employee of such Mandara Entity.

(h) (i) None of the Mandara Entities nor any ERISA Affiliate thereof has ever been a party to any agreement with any union, labor organization or collective bargaining unit,

(ii) no employees of the Mandara Entities are represented by any union, labor organization or collective bargaining unit and (iii) to the Knowledge of the Sellers, none of the employees of the Mandara Entities has threatened to organize or join a union, labor organization or collective bargaining unit.

(i) None of the Mandara Entities is a party to any agreement (other than the Employment Agreements), or has established any policy, practice or program, requiring it to make a payment or provide any other form of compensation or benefit or vesting rights to any person performing services for the Mandara Entities which would not be payable or provided in the absence of this Agreement or the consummation of the transactions contemplated by this Agreement, including any payment under Section 280G of the Code.

Section 2.22 Taxes. Except as set forth on Schedule 2.22:

(a) All Mandara Entities have duly and timely filed all Returns required to be filed with the appropriate Taxing Authority, each Tax shown to be payable on each such Return has been paid, and all Taxes incurred or payable by the Mandara Entities have been timely paid. With respect to all Taxes for which any of the Mandara Entities is liable, but the payment of which is not yet due, such Taxes shall be accrued for in accordance with GAAP (with personal, real and intangible property Taxes being accrued for on a per diem basis and all other Taxes being determined as if the relevant tax period ended on the Closing Date) and shall be taken into account, together with any prepaid Taxes (as similarly determined), in the determination of the Working Capital of the Mandara Entities contemplated by Section 1.4. The Returns reflect accurately the Tax liabilities of the Mandara Entities required to be reflected therein.

(b) No Liens for Taxes exist upon the Assets of the Mandara Entities except Liens for Taxes which are not yet due.

(c) No audit or Action with respect to any Tax for which any Mandara Entity is asserted to be liable is pending or, to the Knowledge of the Sellers, threatened.

(d) There are no requests for rulings or determinations in respect of any Taxes pending between any Mandara Entity and any Taxing Authority.

(e) No extension of any period during which any Tax may be assessed or collected and for which any Mandara Entity is or may be liable has been granted to any Taxing Authority.

(f) All amounts required to be withheld by any Mandara Entity and paid to governmental agencies for income, social security, unemployment insurance, sales, excise, use and other Taxes have been collected or withheld and paid to the proper Taxing Authority. The Mandara Entities have made all deposits required by law to be made with respect to employees' withholding and other employment Taxes.

(g) True, correct and complete copies of all material income Returns filed by or with respect to the Mandara Entities for the past three (3) years have been made available to Buyer.

(h) None of the Mandara Entities which are limited liability companies or limited partnerships organized under the laws of states within the United States of America are treated as corporations for federal income tax purposes.

Section 2.23 Absence of Certain Changes. Since the date of the Current Balance Sheet, except as set forth in Schedule 2.23, none of the following has occurred with respect to the Mandara Entities:

(a) any circumstance, condition, event or state of facts, which has caused, or would reasonably be expected to cause, an adverse effect with respect to the Mandara Entities, taken as a whole;

(b) any Restricted Payment;

(c) any increase in the compensation payable to any officers, directors, managers, consultants or employees of the Mandara Entities, except for increases in the ordinary course consistent with past practice;

(d) any distribution, sale or transfer of, or any commitment to distribute, sell or transfer, any of its assets or properties of any kind, other than distributions, sales or transfers in the ordinary course of its business and consistent with its past practices (but excluding therefrom any distributions, sales or transfers to the Sellers or any Related Parties);

(e) any cancellation, or agreement to cancel, any Indebtedness, obligation or other liability owing to it, provided that the Mandara Entities may negotiate and adjust bills in the course of good faith disputes with customers in a manner consistent with past practice;

(f) any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of its assets, property or rights or requiring the consent of any Person to the transfer and assignment of any such assets, property or rights;

(g) any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets outside of the ordinary course of its business consistent with its past practices;

(h) any waiver of any of its rights or claims;

(i) other than the transactions contemplated by this Agreement, any transaction or series of related transactions by it outside of the ordinary course of its business (it being agreed that any transaction or other action that constitutes gross negligence, recklessness or intentional misconduct shall not be deemed to be in the "ordinary course" of the business of the Mandara Entities);

(j) any investment in the Equity Interests, options, warrants, rights to acquire the Equity Interests or the Indebtedness of any Person other than short-term certificates of deposit of a commercial bank or trust company;

(k) any capital expenditures, or commitments to make capital expenditures, singly or in the aggregate, in excess of $150,000;

(l) any cancellation or termination of a Covered Agreement; or

(m) any incurrence of any Indebtedness or any Guaranty not constituting Indebtedness or any commitment to incur any Indebtedness or any such Guaranty.

Section 2.24 Bank Relationships; Powers of Attorney. Schedule 2.24 sets forth:

(a) the name of each financial institution with which the Mandara Entities have borrowing or investment arrangements, deposit or checking accounts or safety deposit boxes;

(b) the types of those arrangements and accounts, including, as applicable, names in which accounts or boxes are held, the account or box numbers and the name of each Person authorized to draw thereon or have access thereto; and

(c) the name of each Person holding a general or special power of attorney from with respect to the Mandara Entities and a description of the terms of each such power.

Section 2.25 Financial Statements. Attached hereto as Schedule 2.25 are true, correct and complete copies of (i) the audited consolidated financial statements of Mandara, including the notes thereto, as of and for the fiscal year ended January 31, 2001 together with the report of Ernst & Young LLP thereon, and (ii) the unaudited consolidated financial statements of Mandara as of and for the three (3) month period ended April 30, 2001, which unaudited financial statements were internally prepared by Mandara (the financial statements referred to in clauses (i) and (ii), collectively, the "Financial Statements")). The consolidated unaudited balance sheet of the Mandara Entities as of April 30, 2001 (the "Current Balance Sheet Date"), included in the Financial Statements is referred to herein as the "Current Balance Sheet." The Financial Statements of the Mandara Entities fairly present in all material respects the financial position of the Mandara Entities at the respective balance sheet dates and the results of operations for the periods covered thereby, and have been prepared in accordance with GAAP consistently applied throughout the periods indicated, except, in the case of interim financial statements, for normal year-end audit adjustments and the absence of footnotes. The books and records of the Mandara Entities fully and fairly reflect in all material respects all transactions, properties, assets and liabilities of the Mandara Entities. There are no extraordinary or material non-recurring items of income or expense during the periods covered by the Financial Statements and the balance sheets included in the Financial Statements do not reflect any writeup or revaluation increasing the book value of any assets, except as specifically disclosed in the notes thereto.

Section 2.26 Control of Related Businesses. Except as disclosed on Schedule 2.26, none of the Sellers, John A. Pritzker, Thomas M. Gottlieb, either directly or together with other Persons, operates or owns a business or trade (other than the Company and Mandara Spa

Asia Limited and their respective Affiliates and subsidiaries) that (a) is engaged in any line of business which is the same as or substantially similar to the Business, or (b) is party to any existing Contract with the Company.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS

As a material inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Sellers, severally and not jointly, hereby represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

Section 3.1 **Organization**. Such Seller (a) is duly formed, validly existing and in good standing under the laws of its Organizational Jurisdiction, and (b) has all requisite power and authority under those laws and its Charter Documents to own or lease and to operate its properties and to carry on its business as now conducted.

Section 3.2 **Authorization and Enforceability**. Such Seller has the power and authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which such Seller is a party. This Agreement has been, and each of the other Transaction Documents to which such Seller is a party will, at the time of its execution, have been duly authorized, executed and delivered by such Seller, and, when executed and delivered by each of the other parties hereto or thereto, will constitute such Seller's legally valid and binding obligation, enforceable against such Seller in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

Section 3.3 **No Conflicts**. The execution, delivery and performance by such Seller of this Agreement and consummation of the transactions contemplated hereby, do not:

(a) violate or contravene any provision of the Charter Documents of such Seller;

(b) violate, contravene or conflict with any (i) Law, (ii) Order of any Governmental Authority having jurisdiction over any Seller, or (iii) Governmental Approval issued to any Seller; or

(c) violate, contravene or conflict with any (i) Law or Order of any Governmental Entity having jurisdiction over such Seller, or (ii) Governmental Approval applicable to such Seller.

Section 3.4 **Consents**. Except as set forth in Schedule 3.4, no consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with, any Person (including, without limitation, any Governmental Authority) by any Seller in order to authorize or permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, or (b) except for such consents, approvals, exemptions, authorizations, notices or filings with Persons other than Governmental Authorities, the failure to obtain or give, as appropriate, would not reasonably be expected to have an adverse effect on the consummation of the transactions contemplated hereby or the operation of the Business following the Closing.

Section 3.5 **Litigation, Etc.** There are no Actions pending or, to the Knowledge of such Seller, threatened, against such Seller that (a) questions the validity or enforceability of any of the obligations of such Seller under this Agreement or any other Transaction Document, or (b) seeks (i) to prevent or delay the consummation by such Seller of the transactions contemplated by this Agreement, or (ii) damages in connection with any consummation by such Seller of the transactions contemplated by this Agreement or any other Transaction Document.

Section 3.6 **No Commissions**. Neither of the Sellers, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby (a) employed any broker, finder or agent or (b) agreed to pay or incurred any obligation to pay any broker's or finder's fee, any sales commission or any similar form of compensation.

Section 3.7 **Investment Intent; Securities Documents**. Such Seller is acquiring the Steiner Shares to be issued to it hereunder for its own account for investment and not with a view to, or for the sale in connection with, any distribution of any of the Steiner Shares, except in compliance with applicable state and federal securities laws. Such Seller has such Knowledge and experience in financial and business matters that it is capable of evaluating the risks of an investment in Steiner Common Shares, has had the opportunity to discuss the transactions contemplated hereby with Steiner and has had the opportunity to obtain such information pertaining to Steiner as has been requested, including but not limited to filings made by Steiner with the SEC under the Exchange Act. Such Seller hereby represents that it can bear the economic risk of losing its investment in Steiner Common Shares and has adequate means for providing for current financial needs and contingencies. Such Seller acknowledges receiving the Steiner SEC Reports prior to the Closing Date, in accordance with the requirements of the Securities Act.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF BUYER AND STEINER

As a material inducement to the Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Buyer and Steiner, severally and not jointly, hereby represent and warrant to the Sellers, as of the date of this Agreement and as of the Closing Date, as follows:

Section 4.1 **Organization**. Each of Buyer and Steiner (a) is duly formed, validly existing and in good standing under the laws of its Organizational Jurisdiction, and (b) has all requisite power and authority under those laws and its Charter Documents to own or lease and to operate its properties and to carry on its business as now conducted.

Section 4.2 Authorization and Enforceability. Each of Buyer and Steiner has the corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which such it is a party. This Agreement has been, and each of the other Transaction Documents to which Buyer and/or Steiner is a party will, at the time of its execution, have been duly authorized, executed and delivered by Buyer and/or Steiner, and, when executed and delivered by each of the other parties hereto or thereto, will constitute each of Buyer's and Steiner's legally valid and binding obligation, enforceable against Buyer and Steiner in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

Section 4.3 No Conflicts. The execution, delivery and performance by Buyer and Steiner of this Agreement and consummation of the transactions contemplated hereby, do not:

(a) violate or contravene any provision of the Charter Documents of either of Buyer or Steiner;

(b) violate, conflict with, or give any Person a contractual right to declare a default, accelerate or terminate (in each case with or without notice or lapse of time or both), any provision of any agreement to which Steiner or Buyer is a party or by which any of their respective assets are bound;

(c) except as set forth in Schedule 4.3, result in the creation or imposition of any Liens, except for Permitted Liens and the Notes, with respect to any of the assets or properties of Buyer or Steiner; or

(d) violate, contravene or conflict with any (i) Law, (ii) Order of any Governmental Authority having jurisdiction over either Buyer or Steiner, or (iii) Governmental Approval issued to either Buyer or Steiner.

Section 4.4 Consents. Except as set forth in Schedule 4.4, no consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with, any Person (including, without limitation, any Governmental Authority) by either Buyer or Steiner (a) in order to authorize or permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, or (b) under or pursuant to any Governmental Approval held by or issued to any Mandara Entity (including, without limitation, environmental, health, safety and operating permits and licenses) by reason of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

Section 4.5 **Litigation, Etc.** There are no Actions pending or, to the knowledge Buyer or Steiner, threatened, against any of Buyer, Steiner or any of their respective subsidiaries, and neither Buyer nor Steiner has received any notice of any pending investigations by any Governmental Authority nor, to the their knowledge is any such investigation threatened.

Section 4.6 **No Commissions**. Except as disclosed on Schedule 4.6, neither Buyer nor Steiner has, directly or indirectly, in connection with this Agreement or the transactions contemplated hereby (a) employed any broker, finder or agent or (b) agreed to pay or incurred any obligation to pay any broker's or finder's fee, any sales commission or any similar form of compensation. None of the Sellers nor any of their affiliates have or will have any liability for any commissions or other amounts now or hereafter payable to any broker, finder or agent of or to Steiner or Buyer as a result of the transactions contemplated hereby.

Section 4.7 **Steiner Shares.** Upon consummation of the transactions contemplated hereby and the issuance and delivery of certificates representing the Steiner Shares to the Sellers, the Steiner Shares will be validly issued, fully paid and non-assessable shares of Steiner Common Shares.

Section 4.8 **SEC Reports**. Copies of the most recent annual report on Form 10-K, the Annual Report to shareholders, all quarterly reports filed since the filing of the Form 10-K, the Proxy Statement for the most recent annual meeting of shareholders of Steiner, and any other filings or reports filed or made to the United States Securities and Exchange Commission (collectively, the "Steiner SEC Reports") have been filed and are available via the United States Securities and Exchange Commission's EDGAR system except where such Steiner SEC Reports are not required to be filed thereon. As of their respective dates, none of the Steiner SEC Reports contained any untrue statements of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Steiner has timely filed all SEC Reports required to be filed by it pursuant to the Securities Act and the Exchange Act which complied as to form at the time such form, document or report was filed, in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 4.9 **Governmental Approvals; Compliance with Laws**. Except as disclosed in the Steiner SEC Reports or for matters that would not reasonably be expected to have a Steiner Material Adverse Effect, each of Steiner and Buyer:

(a) is in compliance with all Laws and Orders of any Governmental Authority having jurisdiction over it or the operation of its business;

(b) has all Governmental Approvals that are necessary for to permit it to conduct and operate its business (or portion thereof) in the manner it currently conducts and operates such business and to permit it to own and use its assets in the manner in which it currently owns and uses them; and

(c) is in compliance with all of the terms and requirements of each of its Governmental Approvals and no notice has been received by it, or, to the knowledge of Steiner, any of its employees any notice from any Governmental Authority of its intention to cancel, terminate, suspend or not renew any of those Governmental Approvals

Section 4.10 Absence of Undisclosed Liabilities. Except as set forth in the Steiner SEC Reports, Steiner has no liabilities or obligations whether accrued, absolute, fixed, contingent or otherwise, except (a) to the extent reflected or taken into account in the Steiner's most recent balance sheet and not heretofore paid or discharged; and (b) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Steiner's most recent balance sheet (none of which relates to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any Litigation).

ARTICLE V.
CONDUCT OF BUSINESS PENDING THE CLOSING

Section 5.1 Conduct of Business Pending the Closing.

(a) From the date hereof until the Closing, except with the prior written consent of the Buyer or as otherwise expressly permitted or required by this Agreement, the Sellers shall cause each of the Mandara Entities to:

(i) carry on its business in substantially the same manner as it has heretofore and not introduce any new method of management, operation or accounting (except as required by GAAP or any applicable Law or Order);

(ii) comply with the terms and conditions of, and not cancel, its present insurance policies;

(iii) use its commercially reasonable efforts to (A) maintain and preserve its business organization intact, and (B) retain the services of its present employees;

(iv) comply with all applicable Governmental Requirements and provide notice to Buyer of any governmental inquiry, notice or investigation; and

(v) maintain the instruments and agreements governing its outstanding Indebtedness and leases on their present terms and not incur new Indebtedness or enter into new lease instruments or agreements, except for endorsement of the promissory notes evidencing the Seller Loans.

(b) From the date hereof until the Closing, except with the prior written consent of the Buyer or as otherwise expressly permitted or required by this Agreement, the Sellers shall ensure that none of the Mandara Entities will:

(i) make any change in its Charter Documents;

(ii) issue any additional Equity Interests or issue or otherwise create any options, warrants or rights to acquire any of its Equity Interests;

(iii) make any Restricted Payment;

(iv) increase or agree to increase the compensation payable to any member of its Board of Managers, or any officers, directors, managers, consultants or employees except for increases in the ordinary course consistent with past practice;

(v) make any investments (other than short-term certificates of deposit of a commercial bank or trust company) in the Equity Interests (or options, warrants or rights to acquire the Equity Interests) or Indebtedness of any Person;

(vi) enter into any contract to incur, or otherwise agree to incur any liability or make any capital payment or expenditure of any kind in excess of $150,000, other than in the ordinary course of its business and consistent with its past practice (it being agreed that the foregoing restriction shall not prohibit or limit the ability of any of the Mandara Entities to enter into contractual obligations or otherwise incur liabilities in respect of any Development Projects or Approved Expansion Projects pursuant to the terms and conditions of this Agreement);

(vii) (A) prepay any Indebtedness other than in the ordinary course of business consistent with past practices, or (B) create, assume or permit to be created or imposed any Liens, except for Permitted Liens, upon any of its assets or properties, whether now owned or hereafter acquired other than in the ordinary course of business consistent with past practice;

(viii) except as required by any applicable Law or Order, (A) adopt, establish, amend or terminate any of its Employee Benefit Plans, or any Other Compensation Plans or Employee Policies and Procedures or (B) take any discretionary action, or omit to take any contractually required action, if that action or omission could either (y) deplete the assets of any of its Employee Benefit Plans, or (z) increase the liabilities or obligations under any such plan;

(ix) sell, assign, lease or otherwise transfer or dispose of any of its owned or leased property or equipment other than in the ordinary course of its business and consistent with its past practice, or to dispose of excess or obsolete inventory or equipment other than for appropriate value;

(x) negotiate for the acquisition of any Entity or the start-up of any new line of business;

(xi) waive any of its rights or claims, provided that it may negotiate and adjust bills and Receivables in the course of good faith disputes with customers in a manner consistent with past practice;

(xii) effect any other transaction that is not in the ordinary course of its business and consistent with its past practice or that is prohibited hereby; or

(xiii) amend or terminate any Covered Agreement to which it is a party.

(c) From the date hereof until the Closing, except with the prior written consent of the Buyer or as otherwise expressly permitted or required by this Agreement, neither of the Sellers shall:

(i) make or revoke any Tax election respecting the Mandara Entities that affects such Mandara Entity, Buyer or the Membership Interest; or

(ii) directly or indirectly purchase or sell (including short sales) any Steiner Common Shares in any transactions effected on The Nasdaq Stock Market or otherwise.

ARTICLE VI.
CERTAIN AGREEMENTS AND COVENANTS
OF THE PARTIES PENDING THE CLOSING AND RELATED TAX MATTERS

Section 6.1 **No Shop**. Between the date hereof and the Closing, none of the Sellers shall solicit or encourage, and the Sellers shall ensure that none of the Mandara Entities solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Mandara Entities, or engage in any activities, discussions or negotiations concerning, or provide any Confidential Information respecting, the Mandara Entities, Buyer or any of Buyer Affiliates to, or have any discussions with, any Person relating to such an offer or proposal or otherwise facilitate any effort or attempt to make or implement such an offer or proposal. Each of the Sellers shall, and shall cause each of the Mandara Entities to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and each will take the steps necessary to inform the Persons referred to in the first sentence of this Section 6.1 of the obligations undertaken in this Section 6.1.

Section 6.2 **Access to Information; Cooperation**.

(a) From the date hereof and until the Closing, each of the Sellers shall, and shall cause the Mandara Entities to, (i) afford to the Representatives of the Buyer, at reasonable times, reasonable access to the key employees, sites, properties, books and records of each of the Mandara Entities, (ii) provide Buyer with such additional financial and operating data and other information relating to the business and properties of each of the Mandara Entities as Buyer may from time to time reasonably request and (iii) cooperate with Buyer and its Representatives in the preparation of any documents or other material that may be required in connection with this Agreement or any other Transaction Document. From the date hereof and until the Closing, each of the Buyer and Steiner shall (i) afford to the Representatives of the Sellers, at reasonable times, reasonable access to the key employees, sites, properties, books and records of Steiner, (ii) provide Sellers with such additional financial and operating data and other information as Sellers may from time to time reasonably request, and (iii) cooperate with Sellers and their Representatives in the preparation of any documents or other material that may be required in connection with this Agreement or any other Transaction Document. Each of the Parties will treat all Confidential Information obtained by them in connection with the negotiation and performance of this Agreement as confidential in accordance with the provisions of Article XII.

(b) If this Agreement is terminated pursuant to Article XIII, each Party promptly shall return all written Confidential Information of the other Parties it then possesses to such other Parties.

Section 6.3 Tax Matters.

(a) For any period ending on or before the Closing Date, (i) the Sellers shall prepare, or cause to be prepared, all income tax Returns of the Mandara Entities, (ii) the Mandara Entities shall prepare, or cause to be prepared, all other Returns of the Mandara Entities and (iii) the Mandara Entities shall file, or cause to be filed, all such Returns, and the Mandara Entities shall pay or cause to be paid, on a timely basis, all Taxes due thereon which are the obligations of the Mandara Entities. The Sellers shall prepare and provide Buyer with a copy of Mandara's federal income tax Return for the tax period ending on the Closing Date at least 30 days prior to the due date for its filing and, if requested by the Buyer, such Return shall include all documents and statements necessary for the making of an election pursuant to Section 754 of the Code with respect to Mandara.

(b) The Parties shall cooperate and provide each other with such information and records and access to officers, directors, employees and agents as may be reasonably required in connection with the preparation of any Return or in any Tax audit or other Tax proceeding relating to the Mandara Entities.

(c) At the Closing, each Seller shall complete, execute and deliver to Buyer an executed certificate in the form attached hereto as Exhibit 6.3(c), to the effect that no withholding is required under Section 1445 of the Code in connection with the transactions contemplated by this Agreement.

(d) With respect to any particular Tax of a Mandara Entity relating to a particular tax period (or portion thereof) ending on or prior to the Closing Date, Buyer shall promptly pay to each Seller such Seller's proportionate share of the excess of (i) the sum of the amount of such Taxes for such tax period actually paid by such Mandara Entity (or its Affiliates) on or before the Closing Date (if any) plus the amount of such Taxes for such tax period treated as a current liability in calculating the Final Working Capital Amount pursuant to Section 1.4 (if any) over (ii) the sum of the actual amount of such Taxes incurred (as may be determined in connection with a Return filing, a "determination" as defined in Section 1313(a) of the Code or a similar provision of state, local or foreign Law, or any other event) for such tax period (for a tax period ending after the Closing Date, the amount of such Taxes relating to the portion of the tax period ending on the Closing Date shall be computed as if the relevant tax period ended on the

Closing Date, except that personal, real and intangible Taxes shall be allocated on a per diem basis) plus the amount of such Taxes for such tax period treated as a current asset in calculating the Final Working Capital Amount pursuant to Section 1.4 (if any). Notwithstanding the foregoing, any amounts that would otherwise be payable to Sellers pursuant to this Section 6.3(d) shall be retained by Buyer, Steiner or the Mandara Entities, as the case may be, and shall offset, on a dollar-for-dollar basis, the amount of any Indemnifiable Damages incurred by Buyer, Steiner or the Mandara Entities arising out of, or resulting from, any breach of any representation or warranty set forth in Section 2.22 (which amount shall be calculated, for the purposes of this Section 6.3(d) only, without regard to the Indemnification Threshold).

Section 6.4 Business Relations. The Sellers, Buyer and Steiner shall cooperate to present the transactions contemplated hereby to the parties with which the Mandara Entities have material contractual relations (*i.e.*, lessors and other facility owners/operators), as soon as practicable after the date hereof and consistent with applicable securities laws and other Laws, in such a manner as to minimize the disruption to the Business and assure such contractual parties that the Mandara Entities will continue to be operated by substantially the same management team and in accordance with past practices. The Parties shall cooperate to ensure that such contacts with contractual parties are made in a manner reasonably acceptable to Sellers and the Mandara Entities, including, without limitation, the delivery of a letter of introduction from Steiner and Buyer to each of such contractual parties.

Section 6.5 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the Parties shall use its commercially reasonable efforts in good faith to take or cause to be taken as promptly as practicable all reasonable actions that are within its control to fulfill, satisfy or discharge each of the agreements, covenants and other obligations that it has undertaken pursuant to this Agreement or any other Transaction Document. Each of the Parties shall use its commercially reasonable efforts to obtain all consents, approvals, exemptions, authorizations and shall give all of the notices described in Schedule 2.4, Schedule 3.4 and Schedule 4.4 in connection with the consummation of the transactions contemplated by this Agreement.

ARTICLE VII.
CLOSING DELIVERIES AND CONDITIONS

Section 7.1 Closing Deliveries of the Sellers. The obligation of Buyer and Steiner to consummate the transactions contemplated by this Agreement shall be subject to the delivery, prior to or at Closing, of each of the following by Sellers (the delivery of any or all of which may be waived by Buyer and Steiner in their discretion):

(a) a counterpart signature page to the Employment Agreement, dated as of the Closing, between Thomas M. Gottlieb and Mandara, duly executed by Mr. Gottlieb, which Employment Agreement shall be in substantially the form attached hereto as Exhibit 7.1(a) (the "Gottlieb Employment Agreement");

(b) a counterpart signature page to the Registration Rights Agreement, dated as of the Closing, duly executed by each of the Sellers;

(c) the original promissory notes evidencing the Seller Loans, each duly endorsed and collaterally assigned by the holder thereof in favor of Buyer;

(d) an opinion of Latham & Watkins, counsel to Sellers, dated as of the Closing Date, in the form attached hereto as Exhibit 7.1(d);

(e) good standing certificates (or similar certifications of status), dated not more than thirty (30) business days prior to the Closing Date, of each of the Mandara Entities issued by the appropriate Governmental Authorities or other Persons (i) in their Organizational Jurisdiction and (ii) in each other jurisdiction where they are qualified to do business;

(f) Assignments of Membership Interests, dated as of the Closing Date, in the form attached hereto as Exhibit 7.1(f), executed by each of the Sellers assigning the Membership Interests in the Company to Buyer;

(g) a Mutual General Release, in the form attached hereto as Exhibit 7.1(g) (the "Release"), executed by each of the Sellers releasing claims against the Mandara Entities;

(h) an undertaking from each of Non-Compete Party agreeing to be bound by the restrictions set forth under Article X of this Agreement;

(i) the Charter Documents of the Mandara Entities;

(j) a Limited Guaranty of HG, Inc. ("Guarantor") guaranteeing the obligations of RSS under this Agreement, which shall be in the form attached hereto as Exhibit 7.1(j)(i); and

(k) a counterpart signature page to a Pledge and Security Agreement, dated as of the Closing Date, between SPS and Buyer (the "Pledge Agreement"), duly executed by SPS, which Pledge Agreement shall be in substantially the form attached hereto as Exhibit 7.1(k), and shall be accompanied by a stock power executed in blank and instructions to Steiner to deliver any Steiner Shares otherwise deliverable to SPS hereunder to the pledgee under said Pledge Agreement.

Section 7.2 Additional Conditions to the Obligation of Buyer and Steiner. The obligation of Buyer and Steiner to consummate the transactions contemplated by this Agreement shall be subject to the following additional condition: (any or all of which may be waived by Buyer and Steiner in their discretion):

(a) between the date hereof and the Closing Date, there shall have been no Material Adverse Change in the Business of the Mandara Entities, taken as a whole, caused by the grossly negligent, reckless or intentional misconduct of (i) any Seller, (ii) any member, member of the board of managers or officer of any Seller, or (iii) any of Thomas M. Gottlieb, Thomas R. Posey, Alton Higa or Darryll Leiman;

(b) Sellers shall have delivered to Buyer a certificate confirming that the condition set forth in Section 7.2(a) has been satisfied.

Section 7.3 Closing Deliveries of Buyer and Steiner. The obligation of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the delivery, prior to or at Closing, of each of the following by Buyer and/or Steiner (the delivery of any or all of which may be waived by Sellers in their discretion):

(a) a counterpart signature page to the Gottlieb Employment Agreement, duly executed by Mandara;

(b) a counterpart signature page to the Registration Rights Agreement, duly executed by Steiner;

(c) a counterpart signature page to a the Pledge Agreement duly executed by Steiner;

(d) the Consideration (less (i) the amount of the Non-Refundable Deposit, and (ii) and Steiner Shares being pledged by SPS pursuant to the Pledge Agreement), which Consideration shall be delivered to the Sellers in accordance with the terms of Section 1.3 hereof free and clear of any Liens;

(e) an opinion of (i) Akerman, Senterfitt & Eidson, P.A., U.S. counsel to Buyer and Steiner, in the form attached hereto as Exhibit 7.3(e)(i), and (ii) Harry B. Sands, Bahamian counsel to Buyer and Steiner, in the form attached hereto as Exhibit 7.3(e)(ii);

(f) good standing certificates (or similar certifications of status), dated not more than thirty (30) business days prior to the Closing Date, of each of Buyer and Seller issued by the appropriate Governmental Authorities or other Persons (i) in their Organizational Jurisdiction, and (ii) in each other jurisdiction where they are qualified to do business;

(g) a certificate, duly executed by an executive officer of Steiner, certifying that Steiner did not purchase, or cause the purchase of, any Steiner Common Shares during the period used to determine the Average Closing Sales Price of the Steiner Shares;

(h) one or more letters of introduction from Steiner to be delivered by Sellers in connection with the presentations contemplated by Section 6.4 hereof, which letters shall be in substantially the form of Exhibit 7.3(h) attached hereto; and

(i) the Release, executed by the Company releasing claims of the Mandara Entities against the Sellers.

ARTICLE VIII.
COVENANTS FOLLOWING THE CLOSING

Section 8.1 **Mandara's Operations during the Test Period**. The Parties agree that a person mutually acceptable to Buyer and the Sellers (the "Operational Manager") shall, subject to the provisions of this Section 8.1, retain primary day-to-day responsibility and decision-making authority with respect to the business and operations of the Mandara Entities during the Test Period, including, without limitation, the right to make disbursements of funds with respect to the Development Projects in accordance with the Development Schedule. Notwithstanding the foregoing, the Parties agree that Buyer shall have the right, power, and authority to take any action or make any decision with respect to Mandara's business and operations that it deems reasonably necessary (a "Necessary Action") to preserve and maintain the Business and operations (including, without limitation, its goodwill) of the Mandara Entities in accordance with past practices; *provided, however,* that none of Buyer, Steiner or any Steiner Affiliates may take any Necessary Action that would reasonably be expected to have an adverse impact on the ability of the Mandara Entities to achieve the Guaranteed EBITDA Surplus Amount without the prior written consent of Thomas M. Gottlieb (which consent shall not be unreasonably withheld), or if he is not employed by the Company, each of the Sellers (which consent shall not be unreasonably withheld) and, in each instance, Buyer agrees that it shall use commercially reasonable efforts to minimize the adverse impact of such Necessary Action, if any, on the ability of the Mandara Entities to meet or exceed the Guaranteed EBITDA Surplus Amount. The parties agree that the Operational Manager shall be Thomas M. Gottlieb for so long as he is employed by Buyer or Steiner.

Section 8.2 **Development Projects**. Subject to Section 8.1, during the Test Period, Buyer shall cause the Mandara Entities, to continue fund each Development Project in accordance with the Development Schedule.

Section 8.3 **Approved Expansion Projects.**

(a) Attached hereto as Schedule 8.3(a) is a schedule of proposed expansion projects (the "Expansion Projects") with respect to the existing spa facilities operated by the Mandara Entities at Paris Las Vegas in Las Vegas, Nevada (spa expansion space) and the Atlantis Resort and Casino on Paradise Island, The Bahamas (new spa building and thalasso enclosure), which schedule sets forth (i) the proposed or actual design specifications, scope, status, development timetable and estimated completion date for each Expansion Project, (ii) a good faith estimate of the revenue anticipated to be generated by such Expansion Project for the three (3) year period following its completion, and (iii) a breakdown of all amounts projected to be expended by the Mandara Entities to complete each Expansion Project, including, without limitation, all amounts necessary to construct, fit-out and equip such Expansion Project with all equipment and fixtures, as budgeted pursuant to any contract related to such Expansion Project by the Mandara Entities, for the operation of spa, beauty and/or fitness facilities and the provision of related services as contemplated by, and at a quality level commensurate with that required by, the lease or concession agreement or other contract related to such Expansion Project.

(b) In the event that Buyer and/or Steiner desires to have the Mandara Entities develop or undertake any or all of the Expansion Projects, Buyer and/or Steiner shall, on or prior to Closing, notify Sellers in writing which Expansion Projects it desires to have the Mandara

Entities pursue (each, an "Approved Expansion Project"). With respect to each Approved Expansion Project, the parties agree that, during the Test Period: (i) Buyer shall cause the Mandara Entities to fund and develop each Approved Expansion Project in accordance with the development schedule set forth on Schedule 8.3(a); (ii) any EBITDA resulting from or otherwise generated by any of such Approved Expansion Projects shall be included in the EBITDA of the Mandara Entities for the purposes of the calculations under Section 1.5; and (iii) any amounts actually expended by the Mandara Entities to construct and fit out the Approved Expansion Projects shall be used to determine the amount of Additional Capital Expenses pursuant to Section 1.5(b)(iv).

(c) In the event that Buyer does not timely elect to treat any Expansion Project as an Approved Expansion Project, the parties agree that, during the Test Period, none of the Mandara Entities, Buyer, Steiner or any of their Affiliates shall, directly or indirectly, develop, construct, pursue or otherwise undertake (or agree to do any of the foregoing) any such Expansion Project without the prior written consent of the Sellers.

Section 8.4 Approved Pipeline Projects.

(a) At the Closing or as soon as practicable thereafter, Steiner and Sellers shall each deliver to the other a list of all land-based spa development opportunities that are being actively pursued by Steiner or the Mandara Entities, as the case may be, as of the Closing Date (such projects, the "Pipeline Projects"). For the purposes of this Agreement, the term "actively pursued" shall mean that (i) good faith oral and/or written communications commenced prior to April 1, 2001 and are continuing with a third party owner/operator with respect to such development opportunity; and (ii) the development opportunity is one which Steiner or the applicable Mandara Entity, as the case may be, believes in good faith it is capable of being awarded and, if awarded, developing consistent with the anticipated terms and conditions of such project. In the event that either Steiner, on the one hand, or Sellers, on the other hand, dispute the inclusion or attempted inclusion of a Pipeline Project on the list delivered to it hereunder, the Parties shall attempt to resolve such dispute in good faith (including, without limitation, providing the Party(ies) objecting to the inclusion or attempted inclusion such evidence as such disputing Party(ies) may reasonably request to establish that the Pipeline Project in question was actively pursued within the time periods specified herein). In the event that the Parties are unable to resolve any such disputes within ten (10) business days following the Closing, they shall jointly select a mutually acceptable third party (it being agreed that any "big five" accountant shall be deemed mutually acceptable), who shall determine whether the project in question properly constitutes a Pipeline Project of the Party claiming the same within the meaning of this Agreement. Such mutually acceptable third party shall make such determination within thirty (30) days following the submission of the matter to it for resolution, and such determination shall be final and binding upon the Parties. If the project is determined to be a Pipeline Project, the Party(ies) that challenged its inclusion as a Pipeline Project shall bear the expense of the such third party; if the project is determined not to be a Pipeline Project, the Party(ies) that initially sought its inclusion shall bear the expense of the such third party.

(b) With respect to any Pipeline Projects that are included on the list delivered by Sellers, and which are not on the list delivered by Steiner (such projects, the "Mandara

Pipeline Projects"), the parties agree that each such project shall be deemed an "Approved Pipeline Project" in the event that (i) Buyer desires to have the Mandara Entities develop or commit to develop such Mandara Pipeline Project and delivers written notice to such effect to Sellers prior to the six month anniversary of the Closing Date; and (ii) Shiseido Investment US, Inc. (or any Affiliate thereof) agrees to fund its proportional share of any development expenses estimated to be incurred in connection with such Mandara Pipeline Project or to an appropriate reduction in its percentage ownership interest of Mandara as a result of Buyer's funding such amount. With respect to each Approved Pipeline Project, the parties agree that, during the Test Period: (i) Buyer shall cause the Mandara Entities to fund and develop each Approved Pipeline Project in accordance with the development schedule established therefor (which development schedule shall be mutually agreeable to Steiner and Sellers); (ii) Sellers shall have the option to have any EBITDA resulting from or otherwise generated by any of such Approved Pipeline Projects be included in the EBITDA of the Mandara Entities for the purposes of the calculations under Section 1.5; and (iii) in the event Sellers elect to have such EBITDA included in the calculation of EBITDA pursuant to the foregoing clause (ii), any amounts actually expended by the Mandara Entities to construct and fit out the Approved Pipeline Projects shall be used to determine the amount of Additional Capital Expenses pursuant to Section 1.5(b)(iv).

(c) The parties agree that, except for Approved Pipeline Projects, prior to the six month anniversary of the Closing Date, none of the Mandara Entities, Buyer, Steiner or any of their Affiliates shall, directly or indirectly, develop, construct, pursue or otherwise undertake (or agree to do any of the foregoing) any Mandara Pipeline Project without the prior written consent of the Sellers; *provided, however*, that this restriction shall not apply to any Mandara Pipeline Project with respect to which Shiseido Investment US, Inc. (or any of its Affiliates) refuses to fund its proportional share of any estimated development expenses or does not agree to an appropriate reduction in its percentage ownership interest of Mandara as a result of Buyer's funding such amount.

Section 8.5 Additional Agreement with respect to Development Projects.

(a) Except for (i) the Development Projects, (ii) any Approved Expansion Projects, (iii) any Approved Pipeline Projects that Sellers elect to have included in EBITDA calculations pursuant to Section 8.4(b), and (iv) other projects that the parties hereafter agree in writing shall be included in the EBITDA calculations under Section 1.5, the parties agree that, during the Test Period, the Mandara Entities shall not undertake or agree to undertake any other spa development projects without the consent of the Operational Manager, which consent shall not be unreasonably withheld (it being agreed that the Operational Manager shall be entitled to take into account the interests of the Sellers in determining whether or not to consent to such any of such spa development projects).

(b) Except for (i) the Development Projects, (ii) any Approved Expansion Projects, (iii) any Approved Pipeline Projects that Sellers elect to have included in EBITDA calculations pursuant to Section 8.4(b), and (iv) other projects that the parties hereafter agree in writing shall be included in the EBITDA calculations under Section 1.5, the parties agree that, during the Test Period, no income or expenses from any other development projects, operations or spa facilities of the Mandara Entities (collectively, the "Excluded Projects") shall be included for the purposes of the EBITDA calculations under Section 1.5.

Section 8.6 Agreement Regarding Micronesian Receivables.

(a) In the event that any of the accounts receivable of the Mandara Entities in respect of operations in Guam and Saipan that (i) have remained uncollected for more than ninety (90) days from the due date thereof as of the Closing Date, and (ii) are not collected in full prior to September 30, 2001 (such accounts receivable, the "Uncollected Micronesian Receivables"), such non-collection shall, notwithstanding any provision herein to the contrary, constitute a breach of the representations and warranties of Sellers under Section 2.14(a) hereof. After September 30, 2001, but not at any time prior thereto, Buyer shall be entitled to make a claim for indemnification under Article IX hereof for sixty percent (60%) of the amount of such Uncollected Micronesian Receivables. The parties agree that any collections made in respect of such Uncollected Micronesian Receivables shall reduce the amount of Buyer's indemnification claim by the amount actually so collected. Following any indemnification payment in respect of the Uncollected Micronesian Receivables, Buyer shall, at the request of the Sellers, cause the Mandara Entities to assign to the Sellers or their designee any Uncollected Micronesian Receivables for which payment has been made.

ARTICLE IX.
INDEMNIFICATION

Section 9.1 Survival of Representations and Warranties. The representations and warranties set forth in Article II, Article III and Article IV and in any certification thereof delivered in connection herewith will terminate and expire on the eighteen (18) month anniversary of the Closing Date, except (a) the representations and warranties in Section 2.21 and Section 2.22 will survive until the expiration of the applicable statutes of limitation (including all periods of extension and tolling), if any; (b) the representations and warranties set forth in Sections 2.1, 2.2, 2.6, 2.7, 2.8, 3.1, 3.2, 3.6, 3.7, 4.1, 4.2, 4.6, and 4.7 shall survive indefinitely; and (c) the representations and warranties in Section 2.12 will survive until the third anniversary of the Closing Date. Notwithstanding anything in this Agreement to the contrary, a party shall have the right to commence Litigation after the expiration of any of the above-specified time periods with respect to claims as to which proper notice was provided to the party against which such claim is being asserted prior to the expiration of such time period.

Section 9.2 Agreement by the Sellers to Indemnify. Each of the Sellers agrees to indemnify and hold the Buyer and Steiner and each of its subsidiaries, officers, directors, employees, Affiliates, successors and assigns (collectively, the "Buyer Indemnified Parties") harmless from and against the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including, without limitation, reasonable related counsel and paralegal fees and expenses) incurred or suffered by the Buyer Indemnified Parties arising out of or resulting from:

(a) any breach of a representation or warranty made jointly and severally by the Sellers in Article II of this Agreement;

(b) any breach of a representation or warranty made severally by either of the Sellers in Article III of this Agreement;

(c) any breach of the covenants or agreements made by either of the Sellers in Sections 1.4 or 1.5, or Article X of this Agreement; or

(d) any breach of the covenants or agreements made by either of the Sellers in this Agreement (other than the covenants or agreements made severally by either of the Sellers pursuant to Sections 1.4 or 1.5, or Article X of this Agreement),

(e) The indemnification obligations of the Sellers shall be: (i) several, and not joint, with respect to claims under Section 9.2(b) and Section 9.2(c) (it being agreed that no Seller shall have any liability hereunder other than with respect breaches of the representations, warranties and covenants referenced to in such sections by such Seller); and (ii) joint and several with respect to claims under Section 9.2(a) or Section 9.2(d). For the avoidance of doubt, the Parties agree and acknowledge that any Indemnifiable Damages of the Buyer Indemnified Parties hereunder shall be determined, calculated and limited to the amount of the Indemnifiable Damages incurred by Buyer/Steiner in respect thereof (*e.g.*, if a breach of a Seller representation represents $1,000,000 in damages to Mandara Spa LLC, the harm to, and Indemnifiable Damages of, the Buyer Indemnified Parties in respect thereof would be $600,000 (*i.e.*, Buyer's 60% ownership interest in Mandara Spa LLC multiplied by $1,000,000)).

Section 9.3 Agreement by the Buyer and Steiner to Indemnify. Each of the Buyer and Steiner, jointly and severally, agrees to indemnify and hold each of the Sellers and their respective members, managers, officers, directors and successors thereof (the "Seller Indemnified Parties") harmless from and against the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including, without limitation, related reasonable counsel and paralegal fees and expenses) incurred or suffered by the Seller Indemnified Parties arising out of or resulting from:

(a) any breach of a representation or warranty made by the Buyer or Steiner in this Agreement; or

(b) any breach of the covenants or agreements made by the Buyer or Steiner in this Agreement.

Section 9.4 Third Party Actions. With respect to each claim made by a third party for which an Indemnified Party (as hereinafter defined) seeks indemnification under this Article IX (a "Third Party Claim"), the Indemnified Party shall give prompt notice to the Indemnifying Party (as hereinafter defined) of the Third Party Claim, provided that failure to give such notice promptly shall not relieve or limit the obligations of the Indemnifying Party unless the Indemnifying Party has been materially prejudiced thereby (and such failure to notify the Indemnifying Party will not relieve it or him from any other liability he or it may have to the Indemnified Party). The Indemnifying Party will have the right to defend the Indemnified Party against any Third Party Claim with counsel of their choice reasonably satisfactory to the Indemnified Party so long as and to the extent that (a) the Indemnifying Party notifies the

Indemnified Party in writing, within fifteen (15) days after receipt from the Indemnified Party of notice of the claim, that the Indemnifying Party will indemnify the Indemnified Party, to the extent provided in this Agreement, from and against any damages with respect to which such Indemnified Party is entitled to indemnification under Section 9.2 or Section 9.3 hereof (collectively, "Indemnifiable Damages") that the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the claim; (b) the claim seeks the recovery of solely money damages and does not contain a claim for an injunction, specific performance, a declaration of rights or other equitable relief; and (c) the Indemnifying Party conducts the defense of the claim actively and diligently. If there is a conflict of interest, however, that would prevent counsel for the Indemnifying Party from also representing the Indemnified Party as reasonably determined by the Indemnified Party, then the Indemnified Party shall have the right to select separate counsel to participate in the defense of such action on behalf of the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of their election to so assume the defense thereof, the Indemnifying Party will not be liable to the Indemnified Party pursuant to the provisions of this Article IX for the related counsel and paralegal fees and expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, unless (i) the Indemnified Party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of the commencement of the action, or (iii) the Indemnifying Party has not authorized the employment of counsel for the Indemnified Party at the expense of the Indemnifying Party. Notwithstanding anything to the contrary in this Section, the Indemnifying Party shall have no right to settle or compromise, without the prior written consent of the Indemnified Party, any action for which they have assumed the defense to the extent the settlement or compromise provides for any injunctive or other equitable relief against the Indemnified Party other than monetary damages, or does not include as an unconditional term thereof the providing to the Indemnified Party by the third party of a release of all liability in respect of such claim, and nothing stated in this Section shall otherwise affect the Indemnifying Party's obligation to pay the Indemnified Party all Indemnifiable Damages pursuant to the provisions of this Article IX. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in the defense of any action assumed by the Indemnifying Party in accordance with the terms of this Section and shall make available to the Indemnifying Party such information as the Indemnifying Party reasonably requests in connection with any such defense. For purposes of this Section 9.4, an "Indemnified Party" shall mean a party claiming indemnification under this Agreement, and an "Indemnifying Party" shall mean a party from whom indemnification is sought under this Agreement. The payments required by this Section 9.4 will be made periodically during the course of the investigation or defense, as and when bills are received or expenses incurred.

Section 9.5 Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement and in lieu of qualifying the representations and warranties in Article II (other than in Sections 2.11, 2.21(e) and 2.25), Article III and Article IV (other than in Section 4.9) by materiality or Material Adverse Effect, the parties agree that:

(a) no amount shall be payable by any Indemnifying Party pursuant to Sections 9.2(a), 9.2(b), 9.3(a) unless (i) with respect to a potential claim, such claim for

Indemnifiable Damages exceeds $15,000 and (ii) the aggregate amount of all claims for Indemnifiable Damages exceeds $400,000 (the "Indemnification Threshold"), in which case such Indemnified Party shall be entitled to the full amount of such Indemnifiable Damages; *provided, however*, that the Indemnification Threshold shall not apply to (A) any Indemnifiable Damages pursuant to Sections 9.2(c), 9.2(d) or 9.3(b) of this Agreement, (B) any breach of any representation or warranty by any Seller with respect to the amount of indebtedness for borrowed money of the Mandara Entities other than as set forth on the Current Balance Sheet, pursuant to the Seller Loans (and the similar loan made by Shiseido US Investment, Inc.) or otherwise disclosed on the disclosure schedules delivered by Sellers pursuant hereto; (C) any (1) amounts actually paid post-Closing by any of the Mandara Entities to Thomas Posey in respect of Section 4(i) of the original employment agreement, dated September 24, 2000, between the Company and Thomas Posey (such benefits as originally set forth in Section 4(i) prior to the amendment thereof, the "Original Benefits") and/or (2) fees or expenses incurred by the Mandara Entities related to such Original Benefits, up to a maximum aggregate amount under foregoing clauses (1) and (2) of $40,000; or (D) any breach by any Seller of any representation or warranty set forth in Section 2.22, solely in the event that and to the extent that Sellers actually received any amounts pursuant to Section 6.3 (it being agreed that, except as provided herein, any breach by any Seller of any representation or warranty set forth in Section 2.22 shall otherwise be subject to the limitations of this Section 9.5(a); *provided further* that, for the avoidance of doubt, the Parties acknowledge and agree that the Indemnification Threshold shall serve as a trigger for indemnification and not as a deductible;

(b) the maximum amount of Indemnifiable Damages for which indemnity may be recovered from Sellers in the aggregate pursuant to this Agreement shall be an amount equal to $20,000,000 (the "Indemnification Cap");

(c) the maximum amount of Indemnifiable Damages for which indemnity may be recovered from Buyer and Steiner in the aggregate shall be an amount equal to the Indemnification Cap; *provided, however*, that this limitation shall not apply with respect to any failure of any party to pay and deliver any amount pursuant to Sections 1.3, 1.4 or 1.5 hereof;

(d) the amount of any Indemnifiable Damages claimed by any Buyer Indemnified Party hereunder shall be net of any insurance, indemnity, contribution or other payments or recoveries of a like nature with respect thereto actually realized by such Buyer Indemnified Parties (it being agreed that, promptly after the realization of any such reductions of Indemnifiable Damages pursuant hereto, such Buyer Indemnified Party shall reimburse Sellers for such reduction in Indemnifiable Damages for which such Buyer Indemnified Party was indemnified prior to the realization of such reductions of Indemnifiable Damages);

(e) notwithstanding any provision to the contrary contained in this Agreement, in the event that an Indemnifying Party can establish that an Indemnified Party had actual knowledge, on or before the date of this Agreement, of a breach of a representation or warranty of the Indemnifying Party upon which a claim for indemnification by the Indemnified Party is based, then the Indemnifying Party shall have no liability for any indemnified losses resulting from or arising out of such claim; *provided, however*, that this limitation shall not apply with respect to any breach of a representation or warranty known to the Indemnified Party with respect to which the Indemnified Party provided written notice of to the Indemnifying Party prior to the date of this Agreement;

(f) in the event that Sellers are required to make any payments pursuant to a claim for Indemnifiable Damages, Sellers shall have the option of paying and satisfying all or any portion of such claim by a reduction, on a dollar for dollar basis, of the outstanding principal amount, if any, of the Notes, it being agreed that any such reduction shall be made in a pro rata manner as between the Sellers based on based on their Pro Rata Percentages (and Buyer and Steiner hereby agree that, while any amount remains payable under the Notes, they shall not enter into any agreement or arrangement that would otherwise prohibit, restrict or otherwise limit Sellers right to offset pursuant to this Agreement and/or the Notes);

(g) the amount of any Indemnifiable Damages claimed by any Buyer Indemnified Party hereunder shall be reduced to take into account any net reduction in any Tax liability realized by such Buyer Indemnified Party in connection with the Indemnifiable Damages for which indemnification is sought hereunder (it being agreed that, promptly after the realization of any such reductions of Indemnifiable Damages pursuant hereto, such Buyer Indemnified Party shall reimburse Sellers for such reduction in Indemnifiable Damages for which such Buyer Indemnified Party was indemnified prior to the realization of such reductions of Indemnifiable Damages); and

(h) neither Buyer nor Steiner shall have the right to seek recovery or payment in respect of any Indemnifiable Damages if (A) the matter(s) that gave rise to such Indemnifiable Damages is cured, repaired or otherwise remedied by the Mandara Entities and (B) the amounts expended to cure, repair or otherwise remedy such damages are treated as expenses that reduce the amount of EBITDA of the Mandara Entities earned during the Test Period for the purposes of Section 1.5 of this Agreement.

Section 9.6 Remedies Exclusive. Each party hereby acknowledges and agrees that its sole remedy with respect to any claims for money damages relating to the Membership Interests or the Business of the Mandara Entities or the subject matter of this Agreement shall be pursuant to the indemnification provisions of this Article IX. In furtherance of the foregoing, each party hereby waives to the fullest extent permitted by law, any and all other rights, claims, and causes of action it may have against the other parties or their respective Representatives and Affiliates relating to the Membership Interests, the Business or the subject matter of this Agreement, other than claims for or in the nature of fraud.

Section 9.7 Payments of Indemnifiable Damages. All Indemnifiable Damages shall be treated as adjustment to the Purchase Price for Tax purposes, unless a different Tax treatment is required pursuant to a “determination” (as defined in Section 1313(a) of the Code, or has provided in any equivalent provision of state, local or foreign Law).

Section 9.8 Acknowledgement Regarding Materiality. Due to the absence of materiality and Material Adverse Effect qualifiers in the representations and warranties in Article II (other than in Sections 2.11, 2.21(e) and 2.25), and Article III, the parties agree that the failure of Sellers to disclose on the disclosure schedules delivered pursuant hereto a matter that would otherwise be required to be disclosed pursuant to such representation or warranty, which matter is not material or which matter could not reasonably be expected to cause or result in a Material Adverse Effect, shall not give rise to a claim of fraud or intentional misrepresentation against any Seller or any of their Affiliates. Notwithstanding the foregoing agreement and acknowledgment, neither Buyer nor Steiner is waiving any other rights or remedies it has or may have hereunder, including, but not limited to, the right to bring an action for indemnification under this Article IX with respect to the failure of Sellers to make such disclosure.

ARTICLE X.
LIMITATIONS ON COMPETITION

Section 10.1 Prohibited Activities. Each of the Sellers and the other Persons identified on Schedule 10.1 attached hereto (each, a "Non-Compete Party"), severally and not jointly, agrees as follows (it being agreed that, with respect to Thomas Gottlieb, in the event of a conflict between any of the provisions of this Article X and the provisions of the Gottlieb Employment Agreement, the provisions of the Gottlieb Employment Agreement shall prevail)

(a) Non-Competition. Except as provided in this Section 10.1(a), such Non-Compete Party covenants and agrees that for a period of three (3) years following the Closing Date, such Non-Compete Party shall not engage, directly or indirectly, whether as an individual, sole proprietor, or as a principal, agent, officer, director, employer, employee, consultant, independent contractor, partner or shareholder of any firm, corporation or other entity or group or otherwise in any Competing Business. For purposes of this Agreement, the term "Competing Business" shall mean any individual, sole proprietorship, partnership, firm, corporation or other entity or group which offers or sells or attempts to offer or sell (i) spa services, skin or hair care products, or (ii) any other services then offered or sold by the Company as of August 1, 2001 or during the one (1) year period prior thereto, including, but not limited to, in the case of each of the preceding clauses (i) and (ii), offers or sales or attempts to offer or sell any of such services or products to or from any day spa, destination spa, resort, hotel, passenger cruise vessel or retail establishment. Notwithstanding the foregoing, nothing herein shall preclude or prohibit any Non-Compete Party from (A) maintaining a passive investment in publicly held entities provided that such Non-Compete Party does not have more than a five percent (5%) beneficial ownership in any such entity; (B) in the case of Thomas Gottlieb only, owning approximately one percent (1%) of the shares of a privately held company, Essentiel Elements, which is in the business of manufacturing distributing spa products (provided that such Non-Compete Party is not on the Board or active in the day to day management of such company); (C) serving as an officer or director of any entity, the majority of the voting securities of which is owned, directly or indirectly, by the Company; (D) in the case of Thomas Gottlieb only, maintaining a direct or indirect ownership interest in, and operating the business of the Mount View Hotel & Spa located in Calistoga, California, (E) in addition to the foregoing, in the case of Thomas Gottlieb only, acquiring, maintaining or disposing of a direct or indirect ownership interest of at least twenty percent (20%) in up to six (6) hotel or resort properties (including hotels or resorts containing spa facilities); *provided, however*, that none of such hotels or resorts shall be located within ten (10) miles of Outrigger Wailea Resort on the island of Maui, Hawaii or within the "Area Restriction" on the island of Oahu, Hawaii (as such term is defined in Section 18 of that certain Lease, dated December 14, 2000, between Hilton Hawaiian Village LLC and Mandara Spa (Hawaii), L.L.C.), and (F) with respect to John A. Pritzker, the ownership, management, administration and operation of the Red Sail Sports group of companies (other than RSS) (each of the activities referred to in foregoing clauses (A) through (F), collectively, the "Permitted Activity").

(b) Non-Solicitation of Customers and Suppliers. Except as provided in Section 10.1(a) or in this Section 10.1(b), each Non-Compete Party covenants and agrees that for a period of three (3) years following the Closing Date, he shall not, whether as an individual or sole proprietor, or as a principal, agent, officer, director, employer, employee, consultant, independent contractor, partner or shareholder of any firm, corporation or other entity or group or otherwise, directly or indirectly, solicit the trade or business of, or trade, or conduct business with, any customer, prospective customer, supplier, or prospective supplier of the Company for any purpose other than for the benefit of the Company, except in connection with a Permitted Activity; *provided, however*, that in no event shall any Non-Compete Party, whether in connection with a Permitted Activity or otherwise: (i) with respect to any Competing Business, solicit the trade or business of, or trade, or conduct business with any passengers on any passenger cruise vessel on which, or guests at any hotel or resort at which, the Company operates a spa facility (the "Likely Potential Customers") while such persons are passengers aboard such vessel or guests at such resort; or (ii) take any action intended to cause a Likely Potential Customer to patronize a spa facility in which the Non-Compete Party has an interest instead of the spa facilities operated by the Company (including, without limitation, placing any advertising signs in the area of the Area Restriction, soliciting individuals on Company mailing lists or similar actions), it being agreed that nothing in this proviso is intended to otherwise prevent or prohibit any Non-Compete Party from using traditional advertising, marketing and promotional channels in connection with Non-Compete Party's engagement in any Permitted Activity; *provided, further*, that nothing in this Section 10.1(b) shall restrict, be deemed to restrict or otherwise be binding upon the Red Sail Sports group of companies (other than RSS) or the ownership, management, administration or operation thereof by John A. Pritzker.

(c) Non-Solicitation of Employees, Etc. Each Non-Compete Party covenants and agrees that for a period of three (3) years following the Closing Date, he shall not, directly or indirectly, as an individual or sole proprietor, or as a principal, agent, employee, employer, consultant, independent contractor, officer, director, shareholder or partner of any person, firm, corporation or other entity or group or otherwise, without the prior express written consent of the Company approach, counsel or attempt to induce any person who is then in the employ of, or then serving as independent contractor with, the Company to leave the employ of, or terminate such independent contractor relationship with, the Company or employ or attempt to employ any such person or persons who at any time during the six (6) months preceding the Closing Date was in the employ of, the Company.

(d) Non-Applicability to Pritzker Interests, Etc. For the avoidance of doubt, the parties agree and acknowledge that, none of the restrictions under this Agreement, including, without limitation, this Article X, shall restrict, be deemed to restrict or otherwise be binding upon any of the Pritzker interests (as hereinafter defined) or any of their respective affiliates, nor shall any of the Pritzker interests or any of their respective affiliates be deemed a Non-Compete

Party hereunder, in each case, other than RSS, John A. Pritzker, individually, and entities controlled by them. For the purposes hereof, the term "Pritzker interests" means (i) all lineal descendants of Nicholas J. Pritzker, deceased, and all spouses and adopted children of such descendants, (ii) all trusts for the benefit of any Person described in clause (i) and the trustees of such trusts; (iii) all legal representatives of any Person or trust described in clauses (i) or (ii); and (iv) all Affiliates of any Person described in clauses (i), (ii), (iii) or (iv). In addition, the parties agree and acknowledge that, with respect to John A. Pritzker, the restrictions and related provisions under this Article X shall supersede and replace any similar provisions under that certain Consulting and Non-Competition Agreement, dated as of May 11, 2000, between the Company and John A. Pritzker, including, without limitation Section 8 thereof.

Section 10.2 Damages. Because of the difficulty of measuring economic losses to Buyer as a result of any breach by a Non-Compete Party of the covenants in Section 10.1, and because of the immediate and irreparable damage that could be caused to Buyer for which it would have no other adequate remedy, each Non-Compete Party agrees that Buyer may enforce the provisions of Section 10.1 by injunctions and restraining orders against such Non-Compete Party without the posting of a bond or other security, if such Non-Compete Party breaches any of those provisions.

Section 10.3 Reasonable Restraint. The Parties agree that Sections 10.1 and 10.2, above, impose a reasonable restraint on a Non-Compete Party in light of the activities and business of the Non-Compete Parties and Buyer on the date hereof.

Section 10.4 Independent Covenant. All the covenants in this Article X are intended by each Party to, and shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of any Non-Compete Party against Buyer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of any covenant in this Article X. It is specifically agreed that the period specified in Section 10.1 shall be computed in the case of each Non-Compete Party by excluding from that computation any time during which that Non-Compete Party is in violation of any provision of Section 10.1, above. The covenants contained in this Article X shall not be affected by any breach of any other provision hereof by any party hereto.

Section 10.5 Materiality. The Non-Compete Parties hereby agree that this Article X is a material and substantial part of the transactions contemplated hereby.

ARTICLE XI.
DEFINITIONS AND DEFINITIONAL PROVISIONS

Section 11.1 Defined Terms. As used in this Agreement, the following terms have the meanings assigned to them below:

"Action" has the meaning specified in Section 2.10.

"Actual EBITDA Surplus Amount" has the meaning specified in Section 1.5(a).

"Additional Capital Expenses" has the meaning specified in Section 1.5(b)(iv).

"Agreement" means this Agreement, including all attached Schedules, Annexes, Addenda and Exhibits, as each of the same may be amended, modified or supplemented from time to time pursuant to the provisions hereof or thereof.

"Affiliate" means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of Equity Interests of that Person, by contract or otherwise).

"Approved Expansion Project" has the meaning specified in Section 8.3(b).

"Approved Pipeline Project" has the meaning specified in Section 8.4(b).

"Approved Reasons" has the meaning specified in Section 1.5(b)(iv).

"Average Closing Sale Price" has the meaning specified in Section 1.3(b)(ii)

"Business" has the meaning specified in the Recitals.

"Buyer" has the meaning specified in the Preamble.

"Buyer's Accountant" has the meaning specified in Section 1.5(c).

"Buyer Indemnified Parties" has the meaning specified in Section 9.2.

"Buyer Rights and Obligations" has the meaning specified in the Preamble.

"Cash Balance Deficiency" has the meaning specified in Section 1.4(d).

"Charter Documents" means, with respect to any Entity at any time, in each case as amended, modified and supplemented at that time, the articles, memorandum or certificate of formation, incorporation, organization or association (or the equivalent organizational documents) of that Entity, (b) the bylaws, articles of association or limited liability company operating agreement or regulations (or the equivalent governing documents) of that Entity and (c) each document setting forth the designation, amount and relative tights, limitations and preferences of any class or series of that Entity's Equity Interests or of any rights in respect of that Entity's Equity Interests.

"Closing" has the meaning specified in Section 1.2.

"Closing Date" has the meaning specified in Section 1.2.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" has the meaning specified in the Recitals.

"Competing Business" has the meaning specified in Section 10.1(a).

"Confidential Information" means, with respect to any Person, all trade secrets and other confidential, nonpublic and/or, as the case may be, proprietary information of that Person, including information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, capital expenditure projects, cost summaries, pricing formulae, contract analyses, financial information, projections, confidential filings with any Governmental Authority and all other confidential, nonpublic concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of that Person.

"Consideration" has the meaning specified in Section 1.3(a).

"Contracts" has the meaning specified in Section 2.19(a).

"Covered Agreements" has the meaning specified in Section 2.19(a).

"Current Balance Sheet" has the meaning specified in Section 2.25.

"Current Balance Sheet Date" has the meaning specified in Section 2.25 .

"Determination" has the meaning specified in Section 1.4(a).

"Development Schedule" has the meaning specified in Section 1.5(b)(iii).

"Development Projects" has the meaning specified in Section 1.5(b)(iii).

"EBITDA" has the meaning specified in Section 1.5(b)(i).

"EBITDA Exclusion Amounts" has the meaning specified in Section 1.5(b)(ii).

"EBITDA Note Reductions" has the meaning specified in Section 1.5(d).

"EBITDA Review Period" has the meaning specified in Section 1.5(c).

"EBITDA Statement" has the meaning specified in Section 1.5(c).

"EBITDA Statement of Objections" has the meaning specified in Section 1.5(c).

"Employee Benefit Plan" means any Pension Plan, Welfare Plan and each deferred compensation, stock option, stock purchase, bonus, medical, disability, severance or termination pay, insurance or incentive plan, and each other employee benefit plan, program, agreement or arrangement, (whether funded or unfunded, written or oral, qualified or nonqualified), sponsored, maintained or contributed to, or required to be contributed to, by any

Mandara Entity for the benefit of any employee, terminated employee, leased employee or former leased employee, director, officer, shareholder or independent contractor of the Mandara Entities.

"Employee Policies and Procedures" means at any time all employee manuals and all material policies, procedures and work-related rules that apply at that time to any employee, nonemployee director or officer of, or any other natural person performing consulting or other independent contractor services for, the Mandara Entities.

"Employment Agreement" has the meaning specified in Section 2.19(a)(viii).

"Entity" means any sole proprietorship, corporation, partnership of any kind having a separate legal status, limited liability company, business trust, unincorporated organization or association, mutual company, joint stock company or joint venture.

"Equity Interests" means, with respect to: (a) any corporation, any share, or any depositary receipt or other certificate representing any share of an equity ownership interest in that corporation; and (b) any other Entity, any share, membership or other percentage interest, unit of participation or other equivalent (however designated) of an equity interest in that Entity.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means, with respect to any Mandara Entity at any time, any other Person that is a member of any "group of organizations" within the meaning of Section 414(b), (c), (m) or (o) of the Code or any "controlled group" as defined in Section 4001(a)(14) of ERISA, of which a Mandara Entity is or was a member at the same time.

"Excess Cash Balance Amount" has the meaning specified in Section 1.4(c).

"Excess Working Capital Amount" has the meaning specified in Section 1.4(c).

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Projects" has the meaning specified in Section 8.5(b).

"Expansion Projects" has the meaning specified in Section 8.3(a).

"Family Members" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

"Final Cash Balance Amount" has the meaning specified in Section 1.4(a).

"Final Working Capital Amount" has the meaning specified in Section 1.4(a).

"Financial Statements" has the meaning specified in Section 2.25.

"Fixed Assets" has the meaning specified in Section 2.16(b).

"GAAP" means generally accepted accounting principles and practices in the United States as in effect from time to time, consistently applied with prior periods.

"Gottlieb Employment Agreement" has the meaning specified in Section 7.1(a).

"Governmental Approval" has the meaning specified in Section 2.3(d).

"Governmental Authority" means (a) any national, state, county, municipal or other government, domestic or foreign, or any agency, board, bureau, commission, court, department or other instrumentality of any such government, or (b) any Person having the authority under any applicable Governmental Requirement to assess and collect Taxes.

"Governmental Requirement" means at any time (a) any law, statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, writ, edict, award, authorization or other requirement of any Governmental Authority in effect at that time or (b) any obligation included in any certificate, certification, franchise, permit or license issued by any Governmental Authority or resulting from binding arbitration, including any requirement under common law, at that time.

"Guarantor" has the meaning specified in Section 7.1(j).

"Guaranty" means, for any specified Person, any liability, contingent or otherwise, of that Person guaranteeing or otherwise becoming liable for any obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any liability of the specified Person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) that obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment of that obligation, (b) to purchase property, securities or services for the purpose of assuring the owner of that obligation of its payment or (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay that obligation; provided, that the term "Guaranty" does not include endorsements for collection or deposit in the ordinary course of the endorser's business.

"Guaranteed EBITDA Surplus Amount" has the meaning specified in Section 1.5(a).

"Impaired Inventory" has the meaning specified in Section 2.14(b).

"Indebtedness" of any Person means, (a) any liability of that Person (i) for borrowed money or arising out of any extension of credit to or for the account of that Person (including reimbursement or payment obligations with respect to surety bonds, letters of credit, banker's acceptances and similar instruments), for the deferred purchase price of property or services or arising under conditional sale or other title retention agreements, other than trade payables arising in the ordinary course of business not more than sixty (60) days old, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) in respect of capital leases or

(iv) in respect of interest rate protection agreements, (b) any liability secured by any Lien upon any property or assets of that Person (or upon any revenues, income or profits of that Person therefrom), whether or not that Person has assumed that liability or otherwise become liable for the payment thereof or (c) any liability of others of the type described in the preceding clause (a) or (b) in respect of which that Person has incurred, assumed or acquired a liability by means of a Guaranty.

"Indemnifiable Damages" has the meaning specified in Section 9.4.

"Indemnification Cap" has the meaning specified in Section 9.5(b).

"Indemnification Threshold" has the meaning specified in Section 9.5(a).

"Indemnified Party" has the meaning specified in Section 9.4.

"Indemnifying Party" has the meaning specified in Section 9.4.

"Insurance Policies" has the meaning specified in Section 2.20.

"Inventories" means all raw materials, supplies, work-in-process, finished goods, goods on consignment and other materials included in the inventories of such Person.

"IRS" means the Internal Revenue Service.

"Known" or "Knowledge", whether or not capitalized, or any similar phrase means that a Person is consciously aware and has actual knowledge of facts or circumstances thereof; *provided, however,* that, when used with respect to (i) the Sellers, such terms shall mean the conscious awareness and actual knowledge of each of Thomas M. Gottlieb, Thomas R. Posey, Alton Higa and Darryll Leiman, or (ii) either Buyer or Steiner, such terms shall mean the conscious awareness and actual knowledge of each of Leonard Fluxman, Carl St. Philip, Robert Lazar and Glenn Fusfield.

"Law" has the meaning specified in Section 2.3(d).

"Leased Premises" has the meaning specified in Section 2.15(a).

"Lien" means, with respect to any property or asset of any Person (or any revenues, income or profits of that Person therefrom) (in each case whether the same is consensual or nonconsensual or arises by contract, operation of Law, legal process or otherwise), any claim, against or any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof. For purposes of this Agreement: (i) a Person shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to that asset, and (ii) the term "Lien" shall not include any restrictions or other encumbrances that exist by virtue of the Seller Loans and/or the Operating Agreement of the Company.

"Likely Potential Customers" has the meaning specified in Section 10.1(b).

"Mandara" has the meaning specified in the Recitals.

"Mandara Entities" has the meaning specified in the Recitals.

"Mandara Pipeline Projects" has the meaning specified in Section 8.4(b).

"Material Adverse Change" means any change that has a Material Adverse Effect.

"Material Adverse Effect" means an event, change, effect or occurrence which, together with any other event, change effect or occurrence, has a material adverse effect or impact on (i) the financial position, condition, assets, operations, business or results of operations of Mandara Entities, taken as a whole, except where this Agreement provides that Material Adverse Effect relates to a specific Mandara Entity, in which event, Material Adverse Effect shall be determined with respect to such Mandara Entity on an individual basis, or (ii) the ability of the Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated hereby.

"Membership Interests" has the meaning specified in the recitals.

"Multiemployer Plan" means a "multiemployer" plan as defined in Section 4001(a)(3) of ERISA, Section 414 of the Code or Section 3(37) of ERISA.

"NASDAQ" has the meaning specified in Section 1.3(b)(ii).

"Necessary Action" has the meaning specified in Section 8.1.

"Non-Compete Party" has the meaning specified in Section 10.1.

"Non-Refundable Deposit" has the meaning specified in Section 1.3(c).

"Notes" has the meaning specified in Section 1.3(b)(iii).

"Operational Manager" has the meaning specified in Section 8.1.

"Order" has the meaning specified in Section 2.3(d).

"Organizational Jurisdiction" means, as applied to (i) any corporation, its state or other jurisdiction of incorporation, (ii) any limited liability company or limited partnership, the state or other jurisdiction under whose laws it is organized and existing in that legal form, and (iii) any other Entity, the state or other jurisdiction whose laws govern that Entity's internal affairs.

"Original Benefits" has the meaning specified in Section 9.5(a).

"Other Compensation Plan" means any compensation arrangement, plan, policy, practice or program established, maintained or sponsored by the Mandara Entities or to which the Mandara Entities contribute, on behalf of any of its employees, nonemployee directors or officers or other natural persons performing consulting or other independent contractor services for the Mandara Entities including all such arrangements, plans, policies, practices or programs providing for severance pay, deferred compensation, incentive, bonus or performance awards or the actual or phantom ownership of any Equity Interests or options, warrants or rights to acquire Equity Interests of the Mandara Entities.

"Party" or "Parties" means any or all of the parties to this Agreement.

"Pension Plan" means any "employee pension benefit plan" of the Mandara Entities as defined in Section 3(2) of ERISA, including any plan that is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code but excluding any Multiemployer Plan or any such plan which is exempt from ERISA under Section 4(b)(4) of ERISA.

"Percentage Interest" means eighteen percent (18%) with respect to SPS and forty-two percent (42%) with respect to RSS.

"Permitted Activity" shall have the meaning specified in Section 10.1(a).

"Permitted Liens" means (i) Liens created by the Buyer and/or Steiner, (ii) Liens for or in respect of Taxes, impositions, assessments, fees, water and sewer rents and other governmental charges levied or assessed or imposed against the Leased Premises which are not yet delinquent, (iii) the rights of lessors and lessees under leases executed in the ordinary course of business, (iv) the rights of licensors and licensees under licenses executed in the ordinary course of business, or (v) Liens, and rights to Liens, of mechanics, warehousemen, carriers, repairmen and others (including Governmental Authorities) arising by operation of Law and incurred in the ordinary course of business, securing obligations not yet delinquent.

"Person" means any natural person, Entity, estate, trust, union or employee organization or Governmental Authority or, for the purpose of the definition of "ERISA Affiliate," any trade or business.

"Pipeline Projects" has the meaning specified in Section 8.4(a).

"Pledge Agreement" has the meaning specified in Section 7.1(k).

"Preliminary Cash Balance Amount" has the meaning specified in Section 1.4(a).

"Preliminary Working Capital Amount" has the meaning specified in Section 1.4(a).

"Pritzker interests" has the meaning specified in Section 10.1(d).

"Proprietary Rights" means (a) patents, applications for patents and patent rights (foreign or domestic), (b) in each case, whether registered, unregistered or under pending registration, trademark rights, trade names, trade name rights, corporate names, business names, trade styles or dress, service marks and logos and other trade designations and copyrights, and (c), in the case of the Mandara Entities, all agreements or rights relating to the technology, product formulations, know-how or processes utilized by the Mandara Entities in the Business and any licenses relating to any of the foregoing.

"Pro Rata Percentage" means thirty percent (30%) with respect to SPS and seventy percent (70%) with respect to RSS.

"Purchase Price" has the meaning specified in Section 1.3(a).

"Purchase Price Adjustment" has the meaning specified in Section 1.3(a).

"Real Property Leases" has the meaning specified in Section 2.15(a).

"Receivables" has the meaning specified in Section 2.14.

"Reimbursable Interest Amount" has the meaning specified in Section 1.5(d).

"Registration Rights Agreement" shall have the meaning specified in Section 1.3(a)(ii).

"Related Parties" has the meaning specified Section 2.9.

"Release" has the meaning specified Section 7.1(g).

"Remaining Development Expenses" has the meaning specified in Section 1.5(b)(iii).

"Representatives" means, with respect to any Person, the directors, officers, employees, Affiliates, accountants (including independent certified public accountants), advisors, attorneys, consultants or other agents of that Person, or any other representatives of that Person or of any of those directors, officers, employees, Affiliates, accountants (including independent certified public accountants), advisors, attorneys, consultants or other agents.

"Restricted Payment" means, with respect to any Entity at any time, any of the following effected by that Entity: (a) any declaration or payment of any dividend or other distribution in cash or otherwise (except as expressly permitted by the Charter Documents of such Entity for Tax purposes), or (b) any direct or indirect redemption, retirement, sinking fund deposit in respect of, purchase or other acquisition for value of (i) any then outstanding Equity Interests of such Entity or (ii) any then outstanding warrants, options or other rights to acquire or subscribe for or purchase unissued or treasury Equity Interests of that Entity; *provided, however*, that no dividend, distribution or other payment by any of the Mandara Entities shall constitute a Restricted Payment if, immediately following such dividend, distribution or payment, the Mandara Entities continue to have Working Capital in an amount not less than the amount specified in Section 1.4(b).

"Returns" of any Person means the returns, reports or statements (including any information returns) any Governmental Authority requires to be filed by that Person for purposes of any Tax.

"Review Period" has the meaning specified in Section 1.4(a).

"RSS" has the meaning specified in the Preamble.

"RSS Interest" has the meaning specified in the Recitals.

"RSS Loan" has the meaning specified in the Recitals.

"SDI" has the meaning specified in the Recitals.

"Securities Act" means the Securities Act of 1933, as amended.

"Seller" or "Sellers" has the meaning specified in the Preamble.

"Seller Indemnified Parties" has the meaning specified in Section 9.2.

"Seller Loans" has the meaning specified in the Recitals.

"Settlement Accountant" has the meaning specified in Section 1.4(a)

"Shortfall Amount" has the meaning specified in Section 1.5(d).

"SPS" has the meaning specified in the Preamble.

"SPS Interest" has the meaning specified in the Recitals.

"SPS Loan" has the meaning specified in the Recitals.

"Steiner" has the meaning specified in the Preamble.

"Steiner Common Shares" has the meaning specified in Section 1.3(b)(ii).

"Steiner Material Adverse Effect" means an event, change, effect or occurrence which, together with any other event, change effect or occurrence, has a material adverse effect or impact on (i) the financial position, condition, assets, operations, business or results of operations of either of Steiner or the Buyer, or (ii) the ability of the Buyer and/or Steiner to perform their obligations under this Agreement (including, without limitation, the Notes) or to consummate the transactions contemplated hereby.

"Steiner SEC Reports" has the meaning specified in Section 4.8.

"Steiner Shares" has the meaning specified in Section 1.3(b)(ii).

"Subsidiary" has the meaning specified in the Recitals.

"Tax" or "Taxes" means all net or gross income, gross receipts, net proceeds, sales, use, *ad valorem*, value added, franchise, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental or other taxes, assessments, duties, fees, levies or other governmental charges or assessments imposed by any Taxing Authority, together with any interest, penalties, additions to tax or additional amounts with respect thereto.

"Taxing Authority" means any Governmental Authority having jurisdiction with respect to any Tax.

"Target Cash Balance Amount" has the meaning specified in Section 1.4(b).

"Target Working Capital Amount" has the meaning specified in Section 1.4(b).

"Test Period" has the meaning specified in Section 1.5(a).

"Third Party Claim" has the meaning specified in Section 9.4.

"Transaction Document" means this Agreement and the other written agreements, documents, instruments and certificates executed pursuant to or in connection with this Agreement including those specified or referred to in Article VII to be delivered at or before the Closing, all as amended, modified or supplemented from time to time.

"Welfare Plan" means an "employee welfare benefit plan" as defined in Section 3(l) of ERISA, other than any such plan that is exempt from the provisions of ERISA under Section 4(b)(4) of ERISA, maintained or contributed to by a Mandara Entity

"Uncollected Micronesian Receivables" has the meaning specified in Section 8.6(a).

"Working Capital" has the meaning specified in Section 1.4(a).

"Working Capital Deficiency" has the meaning specified in Section 1.4(e).

"Working Capital Statement of Objections" has the meaning specified in Section 1.4(a).

Section 11.2 Other Defined Terms. Words and terms not included in the definitions in Section 11.1 which are defined elsewhere in this Agreement are used herein as therein defined.

Section 11.3 Other Definitional Provisions.

(a) Except as otherwise specified herein, all references herein to any Governmental Requirement defined or referred to herein, including the Code, ERISA, the Exchange Act and the Securities Act, shall be deemed references to that Governmental

Requirement or any successor Governmental Requirement, as the same may have been amended or supplemented from time to time, and any rules or regulations promulgated thereunder.

(b) When used in this Agreement the words "herein," "hereof" and "hereunder" and words of similar import refer to this Agreement as a whole and not to any provision of this Agreement, and the words "Article," "Paragraph," "Section," "Annex," "Addendum," "Schedule" and "Exhibit" refer to articles, paragraphs and sections of, and annexes, addenda, schedules and exhibits to, this Agreement unless otherwise specified.

(c) Whenever the context so requires, the singular number includes the plural and vice versa, and a reference to one gender includes the other gender and the neuter.

(d) The word "including" (and, with correlative meaning, the word "include") means including, without limiting the generality of any description preceding such word, and the words "shall" and "will" are used interchangeably and have the same meaning.

ARTICLE XII.
CONFIDENTIALITY

Section 12.1 Treatment of Confidential Information.

(a) Each of the Sellers, on the one hand, and each Buyer and Steiner, on the other hand acknowledges that it has or may have had in the past, currently has and in the future may have access to Confidential Information of the other parties hereto. Each of the Parties agrees that it will keep confidential all such Confidential Information furnished to it and, except with the specific prior written consent of the other Party (meaning, with respect to the Sellers, Buyer, and with respect to Buyer, the Sellers), will not disclose such Confidential Information to any Person except Representatives of such Party, provided that these Representatives (other than counsel) agree to the confidentiality provisions of this Section 12.1; *provided, however*, that Confidential Information shall not include such information as (i) becomes known to the public generally through no fault of the party receiving the Confidential Information (ii) is required to be disclosed by law or the order of any Governmental Authority provided, that prior to disclosing any information pursuant to this clause (ii), a Party shall, if practicable, give prior written notice thereof to the other Party and provide the other Party with the opportunity to contest such disclosure, or (iii) the disclosing party reasonably believes is required to be disclosed in connection with the defense of a lawsuit against the disclosing party. In the event of a breach or threatened breach by any Party of the provisions of this Section 12.1 with respect to any Confidential Information, the other Party shall be entitled to an injunction restraining such Party from disclosing, in whole or in part that Confidential Information. Nothing herein shall be construed as prohibiting a Party from pursuing any other available remedy for such breach or threatened breach, including the recovery of damages.

(b) Because of the difficulty of measuring economic losses as a result of the breach of the covenants in Section 12.1(a), above, and because of the immediate and irreparable damage that would be caused to a Party as a result of such breach for which it would have no other adequate remedy, each of the Parties agrees that a Party may enforce the provisions of

Section 12.1(a) by injunctions and restraining orders against any Party which breaches any of those provisions.

(c) The obligations of the Parties under this Section 12.1 shall survive the termination of this Agreement.

ARTICLE XIII.
TERMINATION AND EXPENSES

Section 13.1 Termination of this Agreement. This Agreement may be terminated prior to the Closing of the transactions contemplated hereby as follows:

(a) at any time upon the mutual written consent of the Sellers and Buyer; or

(b) by Sellers, in the event that the Closing shall not have occurred by July 9, 2001 for any reason.

Section 13.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 13.1, this Agreement shall become void and have no effect, except that the provisions of Article XII this Section 13 and Article XIV shall survive any such termination and abandonment. In no event shall Sellers or any of them be liable to Buyer or Steiner for the return, refund, repayment or other recovery of the Non-Refundable Deposit, regardless of the reason for the termination.

Section 13.3 Expenses. Whether or not the transactions contemplated hereby are consummated, (a) each party will pay the fees, expenses and disbursements of such party and its Representatives which are incurred in connection with the subject matter of this Agreement, and (b) Sellers will pay all sales, use, transfer and other similar Taxes and fees incurred in connection with the transactions contemplated hereby. Sellers and Buyer shall cooperate in preparing and filing all Returns and other documentation on a timely basis as required to comply with the provisions of any Laws relating to Taxes required to be paid pursuant to this Section 13.3. Notwithstanding anything herein to the contrary, Buyer and Steiner shall pay, and Sellers shall have no liability, for any stamp, documentation or similar tax or charge imposed or sought to be imposed by any Governmental Authority of the State of Florida or the Commonwealth of the Bahamas in connection with the delivery of the Steiner Shares, the Notes or any other Consideration hereunder.

Section 13.4 Liabilities in Event of Termination. If this Agreement is terminated pursuant to Section 13.1, above, there shall be no liability or obligation on the part of any Party hereto except (a) as provided in Section 13.2, above, and (b) to the extent that such liability is based on the breach, or failure to comply, by that Party of any of its representations, warranties or covenants set forth in this Agreement.

ARTICLE XIV.
MISCELLANEOUS

Section 14.1 Public Announcements. Except as may be required by applicable law, without the prior written consent of the other Parties, none of the Parties will make, and each Party will direct its representatives not to make, directly or indirectly, any public announcement or press release regarding this Agreement or any of the proposed terms, conditions or existence or other aspects of this Agreement or the transactions contemplated hereby. If a Party is required by law to make any such disclosure, it shall first provide to the other Party the content of the proposed disclosure, the reasons that such disclosure is required by law, the timing of such disclosure and the medium in which such disclosure is to be made.

Section 14.2 Notices. Any notices, demands or other communication given in connection herewith shall be in writing and be deemed given (i) when personally delivered, (ii) when sent by facsimile transmission to a number provided in writing by the addressee and a confirmation of the transmission is received by the sender or (iii) three (3) days after being deposited for delivery with a recognized overnight courier, such as FedEx, with directions to deliver within three (3) days, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such Party may designate in accordance herewith:

When Buyer or Steiner is the intended recipient:

Leonard I. Fluxman
Steiner Leisure Limited or Steiner Spa Limited
c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, Florida 33146
Telephone: (305) 358-9002
Facsimile: (305) 358-9954

with a copy to:

Robert C. Boehm, Esq.
Akerman, Senterfitt & Eidson, P.A.
SunTrust International Center
28th Floor
One S.E. 3rd Avenue
Miami, Florida 33131-1714
Facsimile: (305) 374-5095

when SPS is the intended recipient:

SP Spas LLC
c/o Mandel, Buder & Verges
101 Vallejo Street

San Francisco, CA 94111
Attention: Donald Buder
Facsimile: (415) 989-5143

with a copy to:

Thomas M. Gottlieb at his then current address based on the personnel records of the Company.

when RSS is the intended recipient:

Red Sail Spas, L.L.C.
c/o The Pritzker Organization
200 West Madison, Suite 3800
Chicago, Illinois 60606
Attention: John E. Stellato
Facsimile: (312) 920-6493

with a copy to:

Michael A. Pucker, Esq.
Latham & Watkins
5800 Sears Tower
Chicago, IL 60606
Facsimile: (312) 993-9767

Section 14.3 **Governing Law**. The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware (without giving effect to the laws, rules or principles of the State of Delaware regarding conflicts of laws).

Section 14.4 **Binding Effect; Assignment; Third Party Beneficiaries.** This Agreement shall be binding upon the Parties and their respective successors and permitted assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall assign any of its rights or delegate any of its duties under this Agreement (by operation of law or otherwise) without the prior written consent of the other Parties. Any assignment of rights or delegation of duties under this Agreement by a Party without the prior written consent of the other Parties shall be void. No person (including, without limitation, any employee of a Party) shall be, or be deemed to be, a third party beneficiary of this Agreement unless this Agreement specifically so provides.

Section 14.5 **Entire Agreement.** This Agreement together with the Exhibits and Schedules attached hereto and the agreements, certificates and instruments delivered pursuant hereto (including, without limitation, that certain Additional Agreement by and among the Parties to be dated as of the date of Closing) constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes all of the previous or contemporaneous agreements, representations, warranties and understandings (whether oral or written) by, between or among the Parties with respect to the subject matter hereof.

Section 14.6 Further Assurances. At any time and from time to time after the Closing, each Party shall, at its own cost and expense, execute, deliver and acknowledge such other documents and take such further actions as may be reasonably requested by the other Party in order to fully perform such Party's obligations as contemplated hereby.

Section 14.7 Amendments. No addition to, and no cancellation, renewal, extension, modification or amendment of, this Agreement shall be binding upon a Party unless such addition, cancellation, renewal, extension, modification or amendment is set forth in a written instrument that states that it adds to, amends, cancels, renews, extends or modifies this Agreement and is executed and delivered by each Party.

Section 14.8 Waivers. No waiver of any provision of this Agreement shall be binding upon a Party unless such waiver is expressly set forth in a written instrument that is executed and delivered by such Party. Such waiver shall be effective only to the extent specifically set forth in such written instrument. Neither the exercise (from time to time and at any time) by a Party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter. No waiver of any right, power or remedy of a Party shall be deemed to be a waiver of any other right, power or remedy of such Party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

Section 14.9 Headings; Counterparts. The headings set forth in this Agreement have been inserted for convenience of reference only, shall not be considered a part of this Agreement and shall not limit, modify or affect in any way the meaning or interpretation of this Agreement. This Agreement, and any agreement delivered pursuant hereto, may be signed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Section 14.10 Severability. If any provision of this Agreement shall be held to be invalid, unenforceable or illegal, in whole or in part, in any jurisdiction under any circumstances for any reason, (a) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the Parties as expressed in, and the benefits to the Parties provided by, this Agreement or (b) if such provision cannot be so reformed, such provision shall be severed from this Agreement and an equitable adjustment shall be made to this Agreement (including, without limitation, addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided. Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances. Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement.

Section 14.11 Rights and Remedies. Subject to Section 9.6 above, all rights, powers and remedies afforded to a Party under this Agreement, by law or otherwise, shall be cumulative (and not alternative) and shall not preclude the assertion, or the seeking by a Party of any other rights or remedies.

[Signatures on following page]

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first above written.

STEINER SPA LIMITED
a Bahamas international business company

By: ________________________________
Name:
Title:

STEINER LEISURE LIMITED,
a Bahamas international business company

By: ________________________________
Name:
Title:

RED SAIL SPAS, L.L.C.,
a Delaware limited liability company

By: ________________________________
Name:
Title:

SP SPAS LLC,
a Delaware limited liability company

By: ________________________________
Name:
Title:

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT]

EXHIBITS

Exhibit 1.3(a)(ii)	Registration Rights Agreement	See Tab 8
Exhibit 1.3(a)(iii)	Subordinated Promissory Notes	See Tabs 39 and 40
Exhibit 1.5(b)(iii)	Remaining Development Expenses	Follows
Exhibit 6.3(c)	FIRPTA Certificate	See Tab 23
Exhibit 7.1(a)	Gottlieb Employment Agreement	See Tab 6
Exhibit 7.1(d)	Opinion of Latham & Watkins	See Tab 29
Exhibit 7.1(f)	Assignment of Membership Interests	See Tab 33
Exhibit 7.1(g)	Release	See Tab 14
Exhibit 7.1(j)(i)	Limited Guaranty of Guarantor	See Tab 16
Exhibit 7.1(j)(ii)	Steiner Officer's Certificate	See Tab 28
Exhibit 7.1(k)	Pledge Agreement	See Tab 17
Exhibit 7.3(e)(i)	Opinion of Akerman, Senterfitt & Eidson	See Tab 31
Exhibit 7.3(e)(ii)	Opinion of Harry B. Sands	See Tab 32
Exhibit 7.3(h)	Letters of Introduction	See Tab 18

Exhibit 1.5(b)(iii)

Attached

Mandara Spa at Atlantis + Ocean Club

Capitalized costs
As of: June 13, 2001

	Vendor	Date	Payments for Initial Take Over of Spa	Payment for Expansion Project
Leasehold Improvements				
Design fees	Hellmuth, Obata, Kassabaum	2/28/01		$ 15,000
Design fees	Hellmuth, Obata, Kassabaum	3/16/01		$ 55,308
Buyout of Existing Spa LHI and FF&E	Sun International, Ltd.	3/21/01	$ 4,970,559	
Additional payment to Sun for LHI/FF&E	Sun International, Ltd.	3/21/01	$ 7,350	
Construction management fee	Sun International Development, Ltd.	5/18/01		$ 62,500
	Total LHI		$ 4,977,909	$ 132,808
FF&E				
Spa Software	Chronologix Software	12/31/00	$ 14,600	
Patio furniture	Kingsley Bates	1/28/01	$ 9,434	
Computer hardware	PSLV	1/31/01	$ 18,119	
Spa front door - metal inlay	Cinnabar	2/23/01	$ 3,486	
Laptop computer	Alton Higa	5/2/01	$ 2,669	
Deposit on Fitness center equipment	Caribbean Fitness Resources, Inc	5/22/01		$ 36,000
Massage tables (3)	Salon & Spa Consultants	6/1/01	$ 1,249	
	Total FF&E		$ 49,558	$ 36,000
	Total expenditures		**$ 5,027,467**	**$ 168,808**

Budget for Completion of Sports Center, Atlantis Renovation and Ocean Club Build Out
(Excluding the 2 optional expansion projects -- Thalassotherapy pool enclosure + new building behind existing salon)

Ocean Club	$ 3,334,000
Sports Center	$ 300,000
Renovation and Upgrade of Atlantis Spa	$ 2,400,000
TOTAL	$ 6,034,000
Less Amounts already Spent as of June 15, 2001, (Cell F24)	$ (168,808)
Less Amounts to be lent by Sun Intl to MS per Lease Agreement (see previous worksheet for details)	$ (377,000)
TOTAL REMAINING TO BE SPENT	$ 5,488,192
TOTAL PROJECT COST	$ 11,061,467

(a)

1.2 <u>**Development Expenditures; Cost Overruns**</u>. Anything to the contrary herein notwithstanding, Mandara and Sun agree that Mandara's initial expenditure obligations in connection with the performance of its obligations under Articles 1.3 and 1.4 of this Agreement shall be limited to an aggregate of US$5,000,000. For any expenditures in excess of these amounts ("**Cost Overruns**"), the parties agree as follows:

(a) any Cost Overruns up to US$640,000 shall be funded by Mandara;

(b) any Cost Overruns in excess of US$640,000 and up to US$1,000,000 shall be funded by Mandara; *provided, however*, that Sun shall loan to Mandara any amounts required to be paid by Mandara from time to time under this Article 1.5(b), which loan shall be (i) without interest; (ii) repayable by Mandara to Sun in equal monthly installments over the three (3) year period commencing January 2, 2002; and (iii) a condition precedent to Mandara's obligation to fund Cost Overruns under this Article 1.5(b); and

(c) any Cost Overruns in excess of US$1,000,000 and up to US$1,500,000 shall be funded by Mandara up to a maximum amount of US$500,000; *provided, however*, that Mandara shall be entitled to a credit against any Rent payable to Sun hereunder equal to fifty percent (50%) of any amounts funded by Mandara from time to time under this Article 1.5(c), which credit shall be applied on a straight-line basis over a thirty-six (36) month period commencing with the month following the month in which Mandara first funds any amounts under this Article 1.5(c).

Notwithstanding anything herein to the contrary, Mandara shall not be obligated to spend in excess of US$1,500,000 for any Cost Overruns.

Mandara Spa at HHV
Capitalized costs
As of: June 13, 2001

	Vendor		Amount
Construction			
Construction costs	Hawaiian Dredging	$	550,993
Permits & Fees	Hilton Hotels Corp		21,468
Construction costs	Hilton Hotels Corp		6,675
	Total Construction	**$**	**579,136**
Design and Project Management			
Construction costs	CM&D	$	42,445
Construction costs	Cummings		11,235
Construction costs	WATG		150,363
	Total Design and Project Management	**$**	**204,043**
FF&E			
Massage tables/chairs (10)	Living Earth Crafts	$	4,177
Massage tables	PT Bali Chippendale		14,059
Spa equipment	Hasto Handoko		9,585
Salon stations	PT Bali Chippendale		10,500
Time clock	Time Clocks Hawaii		1,000
Prototype hydraulic table leg	Monarch Hydraulics		690
Poolside Cabanas (2)	Mandara Spa Guam		5,038
Various artwork	Hasto Handoko		13,838
Various artwork	The Fine Arts Associates		10,086
Furniture and cabinetry	PT Bali Chippendale		116,003
Shipping and handling costs	Various		17,807
Safe	Pacific Lock and Safe		706
Computers and software	Various		10,649
Lobby chair fabric	Pacific Home Furnishings		2,315
	Total FF&E	**$**	**216,453**
	Total expenditures to date	**$**	**999,632**
	Total Budget		
	Construction costs	$	2,557,952
	Design & Project Management		322,965
	FF&E		354,436
		$	**3,235,353**
	Less amount already spent	**$**	**999,632**
	Total remaining to be spent	**$**	**2,235,721**
	Total Project Cost	**$**	**3,235,353**

Current & Future Spa Programs for Mandara Spa at Atlantis and Ocean Club

Current Atlantis Spa program

11.200 square feet interior

14 Treatment rooms (10 treatment, 4 facial)
14 Treatment Beds
1 Sauna
2 Steam Rooms
2 Tropical Rain showers
1 Thallasotherapy Pool
1 Pans Grotto
3 hair stations
2 hair washing stations
2 pedicure stations (thrones)
5 manicure stations
1 Female Changing Facility with 3 toilets (1 ADA)/2showers/2 sinks
1 Male Changing Facility with 2 toilets (1 ADA)/1urinal 2 showers/2 sinks
80 Lockers
1 Front Desk w/ 2 stations
1 90 sq. ft. office space
No guest relaxation lounges
No amenity services
No spa attendant stations
No staff preparation area
No staff toilets
Limited retail display space
Existing Fitness Equipment
Sound System Spa Salon/Fitness Center

Atlantis Renovation:

11, 500 square feet interior

24 Treatment Rooms (17 Treatment, 7 facial)
26 Treatment Beds
1 Sauna
2 Steam Rooms
2 Tropical Rain Showers
1 Thallasotherapy Pool
4 hair stations
2 hair washing stations
6 pedicure stations
7 manicure stations
1 Female Changing Facility with 3 toilets (1 ADA)/2 showers/2 sinks/3 grooming stations
1 Male Changing Facility with 1toilet (ADA)/2 urinals/2 showers/2sinks
1 Female Relaxation Lounge with amenity services
1 Male Relaxation Lounge with amenity services
1 Female Spa Attendant Station

1 Male Spa Attendant Station
1 Front Desk w 4 stations (computerized reservations pos system)
1 Salon Desk w/ 1 station (computerized reservations pos system)
1 150 sq. ft office for future reservations and sales
1 90 sq. ft. office for Spa Director
1 200 sq. ft. staff preparation area
1 staff toilet
1 dispensary station for professional supplies
Large retail display cases and improved display space for spa salon
Separate laundry entrance/exit
Improved logistics/flow/security
Improved access to Sports Center Facility
1 Resin Waterwall accent feature
Existing Fitness Equipment
Sound System for Spa/Salon
Upgraded finishes throughout space

Atlantis Renovation Development Cost & FF&E Estimates: $2,400,000

Sports Center Expansion

7300 square feet

1 Retail Center Operation and Facility Upgrade
1 Female Changing Facility with 2 toilets (1ADA), 2 showers 1 sink/2 grooming stations
1 Male Changing Facility with 1 toilet (ADA), 1 urinal, 2 showers/2 sinks
2 steam rooms
1 Female Relaxation Lounge with television and furniture set
1 Male Relaxation Lounge with television and furniture set
16 lockers
All Existing Atlantis Spa Fitness Equipment plus:
4 Cybex 710T Treadmills (115V, 60 Hz)
2 Cybex 700R Recumbent Cycles with Cardio Touch
4 Cybex 700R Recumbent Cycles with Cardio Touch
1 Cybex VR2 Back Extension w/ Total RLD
1 Cybex VR2 Lateral Raise
2 Cybex FT 360
1 Cybex VR2 Hip Abduction
1 Cybex VR Glute
1 Cybex VR2 Rotary Calf
1 Cybex Free Standing Modular Assisted Chin-Up Dip
1 Cybex Smith Press
1 Cybex Scott Curl
1 Cybex Twin Tier Dumbbell Rack
1 Cybex Dual Axis VR2 Incline Press
1 Cybex Beauty Bell Rack
1 55-100 x 5lb Increment Dumbbells w/ Rubber End Caps
1 Beauty Bell Pack (six pairs-3,5,8,10,12,15-lbs)
1 Cardio Theatre Sound System
10 televisions

Upgraded finishes throughout space

Sports Center Expansion

Mandara Portion: $100,000
Mandara FF&E: $200,000
Total Mandara Expenditure: $300,000

Ocean Club Spa (no facility currently exists)

8 deluxe garden villas set within a spa compound with central courtyard with fountain and archways:
16 Treatment Beds
1 Vichy shower

Each villa is capable of performing full variety of body treatments, aesthetics, body scrubs, body wraps, manicure, pedicure.

One villa is capable of performing all of the above and a Vichy shower

Each villa and garden contains:

Private entry
Walled garden courtyard
1 Oversize whirlpool tub
1 Bali style day beds in garden setting
1 Fountain
1 Lanai
2 Treatment Beds
1 Double Shower
1 Vanity Sink
1 Preparation Sink
1 Armoire
2 Lockers
1 Private Toilet
Indoor/Outdoor Sound System
Indoor/Outdoor Lighting System
Landscaping

1 Front Desk Reception with 2 stations with computerized reservations/pos systems
1 Reception Lobby
Retail Display Cases
1 Managers Office Area

1 Deluxe "Hair Spa" with:

2 pedicure stations in custom banquette
2 hair cutting stations
2 manicure stations w/ flexible to 4 manicure stations

Retail Display Cases
Central Area for Champagne Receptions
Design allows for creation of private suites for exclusive VIP services
Design allows for catering to exclusive group functions (i.e. wedding bridal parties)

Staff preparation area
Equipment storage area
Mechanical Equipment Room
Sound System
Signage Package
Upgraded finishes throughout space

Ocean Club

Development Cost: $2,960,000
Contingency on Construction: $168,000
Mandara FF&E: $200,000
Total Mandara Expenditure: $3,334,000

Total Project Cost as above: $6,034,000**

**includes:

All Sun Fees and all consultants costs:

Sun International Development:	$250,000 + 10% of hard construction costs
HOK Interior Design:	$197,000
HKS Architects:	$127,500
EDSA Landscape Architects:	$75,000
Thompson Mechanical:	$34,000
DeSimone Structural:	$39,100
Jackson Burnside Architect of Record:	$25,000
Sherman Life Safety:	$ 7,100

(Note1: an allowance for reimbursables for consultants is included in the total project cost in the amount of $101,000)

Atlantis Spa Phase II Expansion

Approximately 1200 square feet

Addition of 5 treatment rooms (4 single, one double)
Addition of 6 treatment beds
Addition of 2 100 square foot storage areas
Addition of 2 Retail Display Kiosks
Sound system
Lighting system
Building Shell
Interior Circulation Space

Estimate including framework, MEP, HVAC, finishes, FF&E:
1200 square feet x $350 per sq. ft.: $420,000

Atlantis Spa Phase III Expansion

Addition of 6 treatment rooms around the Thallasotherapy pool (4 single, two doubles)
Addition of 8 treatment beds
Renovation includes finished walls, doors and air-conditioning of space

Estimate including framework, MEP, HVAC, finishes, FF&E:
1000 square feet x $200 per sq. ft.: $200,000

DISCLOSURE SCHEDULES TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

dated as of June 27, 2001

General Comments

Following are the schedules referred to in, and attached to, the Membership Interest Purchase Agreement, of even date herewith, among Steiner Spa Limited (the "**Buyer**"), Steiner Leisure Limited, SP Spas LLC ("**SPS**") and Red Sail Spas LLC ("**RSS**" and, together with SPS, the "**Sellers**"). For purposes of such schedules, the following shall apply:

1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Membership Interest Purchase Agreement.

2. The reference to any agreement, document, instrument, report, item or event in any shall not create any implication or constitute any admission by any Seller, any of the Mandara Entities or any of their respective managers, officers, directors, equityholders, employees, advisors, agents or other representatives (a) that such agreement, document, instrument, report, item or event is material to the business, operations, liabilities, properties, assets or financial condition of the Mandara Entities, or any of them, or (b) for any purpose or context other than the Membership Interest Purchase Agreement, it being acknowledged that disclosure of any facts is not an admission of their truthfulness.

3. If any matter that is disclosed in any of the following schedules would, based on the inclusion of such matter, by way of description in such schedule or reference to any relevant document or contract thereon, be clearly relevant to any other schedule then, notwithstanding the omission of such matter from, or lack of any cross-reference to such matter contained in such other schedule, such matter shall be deemed disclosed with respect to such other schedule.

4. All references to the contracts listed herein shall be deemed to include any and all exhibits, schedules, amendments and attachments thereto, as well as any related agreements attached thereto (provided such contracts explicitly reference such exhibits, schedules, amendments, schedules and related agreements) and shall be deemed qualified in their entirety by reference thereto, provided that, to the extent that Sellers have represented that such contracts have been made available to the Buyer, such contracts and all exhibits, schedules, amendments, schedules and related agreements attached thereto have been so made available.

5. Each of the references to contracts and similar materials identified on the following schedules is hereby qualified in its entirety by reference to the terms of such actual contract or similar materials referred thereto or which have otherwise been provided and/or made available to Buyer.

Schedule 2.1
Organization

- *See attached.*

MANDARA SPA LLC AND SUBSIDIARIES

Legal Organizational Structure

SP Spas LLC
(Delaware)

18%

Shiseido Relaxation Investment Company, Inc.
(Delaware)

40%

Red Sail Spas, L.L.C.
(Delaware)

42%

Mandara Spa LLC
(Delaware – August 7, 1997)

100%

Mandara Spa (Cruise I), L.L.C.
(Delaware - December 13, 1999)

0.2%

0.01%

Mandara Spa (Bahamas), Ltd.
(Bahamas - January 2001)

99.99%

99.8%

Mandara Spa (Guam) L.L.C.
(Guam - February 13, 1998)

100%

Mandara PSLV, LLC
(Delaware – May 5, 1999)
(Qual Nevada - November 12, 1999)

100%

Mandara Spa (Saipan), Inc.
(Saipan - January 25, 2000)

100%

Mandara Spa Aruba N.V.
(Aruba – December 21, 1999)

100%

Mandara Spa (Tahiti), L.L.C.
(Delaware – September 18, 2000)

100%

Mandara Spa Polynesia sarl
(Tahiti - October 27, 2000)

100%

Mandara Spa Services LLC
(f/k/a Mandara Integrated Spa Services)
(Delaware - March 27, 2000)

100%

Mandara Spa (Hawaii), L.L.C.
(Delaware – April 18, 2000)
(Qual Hawaii – May 10, 2000)

100%

Mandara Spa (Cruise II), L.L.C.
(Delaware - September 29, 2000)

CH_DOCS\129981 1 (W97)

Schedule 2.3(b)
No Conflicts

- Under Section 33 of the Concession Agreement, dated as of October 17, 2000, between Norwegian Cruise Line Limited ("NCL") and Mandara Spa (Cruise II), L.L.C., Mandara Spa LLC has agreed not to change its equityholding structure such that a new, non-affiliate that is either an NCL Competitor (as defined in the Concession Agreement) or is an entity that NCL can reasonably demonstrate would be materially injurious to NCL's reputation or public perception would become the largest single equityholder of Mandara Spa LLC.

- Under the Concession Agreement, dated as of February 18, 2000, between Silversea Cruises, Ltd. and Mandara Spa (Cruise I), L.L.C., Mandara Spa (Cruise I), L.L.C. may not employ on a Silversea's vessel (a) any person who was previously employed on a Silversea's vessel or (b) any person who was at any time during the 12 months prior to employment by Mandara Spa (Cruise I), L.L.C. employed by Steiner Transocean, Ltd. or any affiliate thereof.

- Section 7.10 of the Third Amended and Restated Operating Agreement of Mandara Spa LLC, dated as of May 11, 2000 (the "Operating Agreement") contains non-competition restrictions on the members of Mandara Spa LLC, which following the Closing could impact Buyer, Steiner and/or their Affiliates.

- Sellers make no representations regarding, and expressly disclaim liability with respect to, any third party's decision to terminate any concession or lease agreements as a result of this transaction or the identity of Buyer in accordance with the terms thereof.

Schedule 2.4
Consents

- Pursuant to Section 9.2 of the Operating Agreement of Mandara Spa LLC, the members of Mandara Spa LLC have a right of first refusal and co-sale rights with respect to transfers of membership interests. Sellers have provided Shiseido Investment U.S., Inc. (f/k/a Shiseido Relaxation Investment Company, Inc.) with written notice of the sale of interests contemplated by this Agreement on or about April 3, 2001 and June 5, 2001.

- Pursuant to Section 9.2 of the Operating Agreement of Mandara Spa LLC, the members of Mandara Spa LLC have a right of first refusal and co-sale rights with respect to transfers of membership interests, including, without limitation, pledges of membership interests.

- Form BE-13 is required to be filed with the U.S. Department of Commerce for investment transactions in which a foreign person acquires at least a ten percent ownership interest in a United States business enterprise that has total assets of more than $3 million.

- See Schedule 2.3

Schedule 2.7
Subsidiaries

- See Schedule 2.1

Schedule 2.8
Equity Interests of the Mandara Entities

- *Mandara Spa LLC*
  - 18% owned by SP Spas LLC
  - 42% owned by Red Sail Spas, L.L.C.
  - 40% owned by Shiseido Investment US, Inc. (f/k/a Shiseido Relaxation Investment Company, Inc.)

- *Mandara Spa (Cruise I), L.L.C.*
  - 100% owned by Mandara Spa LLC

- *Mandara Spa (Cruise II), L.L.C.*
  - 100% owned by Mandara Spa LLC

- *Mandara PSLV, LLC*
  - 100% owned by Mandara Spa LLC

- *Mandara Spa (Tahiti), L.L.C.*
  - 100% owned by Mandara Spa LLC

- *Mandara Spa Services LLC*
  - 100% owned by Mandara Spa LLC

- *Mandara Spa (Hawaii), L.L.C.*
  - 100% owned by Mandara Spa LLC

- *Mandara Spa (Guam), L.L.C.*
  - 99.8% owned by Mandara Spa LLC
  - 00.2% owned by Mandara Spa (Cruise I), L.L.C.

- *Mandara Spa (Bahamas), Ltd.* (5,000 authorized shares)
  - 99.99% owned by Mandara Spa LLC
  - 00.01% owned by Mandara Spa (Cruise I), L.L.C.

- *Mandara Spa Aruba, N.V.*
  - 100% owned by Mandara Spa LLC

- *Mandara Spa (Saipan), Inc.* (5,000 authorized shares)
  - 100% owned by Mandara Spa LLC

- *Mandara Spa Polynesia sarl* (100 authorized "parts")
  - 100% owned by Mandara Spa (Tahiti), L.L.C.

- Pursuant to the Operating Agreement, the members of Mandara Spa LLC are entitled to pre-emptive rights and other rights and restrictions with respect to the purchase and sale of Equity Interests of Mandara Spa LLC.

Schedule 2.9
Related Party Agreements

- Operating Agreement

- Registration Rights Agreement dated as of May 11, 2000, by and among Mandara Spa LLC, Shiseido Relaxation Investment Company, Inc. (n/k/a Shiseido Investment US, Inc.), SP Spas LLC and Red Sail Spas, L.L.C.

- Amended and Restated Unsecured Promissory Note, dated as of March 28, 2001 made by Mandara Spa LLC in favor of SDI Securities 6, Inc., an affiliate of Red Sail Spas, L.L.C., in a maximum aggregate principal amount of $4,305,000

- Amended and Restated Unsecured Promissory Note, dated as of March 28, 2001, made by Mandara Spa LLC in favor of SP Spas LLC in a maximum aggregate principal amount of $1,845,000

- Amended and Restated Unsecured Promissory Note, dated as of March 28, 2001, made by Mandara Spa LLC in favor of Shiseido Co., Ltd. in a maximum aggregate principal amount of $4,100,000

- Outrigger Guam Resort Guaranty of Lease, dated as of January 31, 1998, made by H Group Holding, Inc. (an affiliate of Red Sail Spas, L.L.C.) in favor of Tanota Partners. Mandara Spa LLC pays H Group Holding, Inc. an annual guaranty fee of 1% of the total amount guaranteed, which is payable in quarterly installments.

- An affiliate of Red Sail Spas, L.L.C., provided administrative and consulting services to Mandara Spa LLC in connection with the organization and establishment of Mandara Spa Aruba, N.V. This arrangement is no longer in effect.

- Consulting Agreement and Non-Competition Agreement, dated as of May 11, 2000, as amended effective October 1, 2000, between Mandara Spa LLC and John A. Pritzker [to be terminated by Closing]

- Consulting Services Agreement, dated as of January 31, 1998, between Mandara Spa LLC and Hyatt Hotels Corporation [to be terminated by Closing]

- Employment and Non-Competition Agreement, dated as of May 11, 2000, as amended effective October 1, 2000, between Mandara Spa LLC and Thomas M. Gottlieb

- Letter Agreement, dated as of May 11, 2000 between Mandara Spa LLC and Spa Partners Asia Limited (n/k/a Mandara Spa Asia Limited) regarding trademark rights

- Letter Agreement, dated as of May 11, 2000 between Mandara Spa LLC and Spa Partners Asia Limited (n/k/a Mandara Spa Asia Limited) regarding establishment of joint cooperation committee.

- All of the current non-resident directors of Mandara Spa Aruba, N.V. are employed by Red Sail Aruba, N.V., an affiliate of Red Sail Spas, L.L.C. Mandara Spa Aruba, N.V. is in the process of replacing the current directors with Nicky Wood, Georgia Fell-Smith and Thomas R. Posey.

- The Mandara Entities purchase Decleor skin care products from an affiliate of Shiseido Investment U.S., Inc. for sale and use by the Mandara Entities.

Schedule 2.11
Governmental Approvals: Compliance with Laws

- The Mandara Entities are, from time to time, subject to audits, inspections and investigations. In particular, the spa facilities of Mandara Spa (Guam) L.L.C. have been the subject of periodic random inspections by the Guam Cosmetology Board.
- Mandara Spa LLC filed Form BE-13 (Initial Report on a Foreign Person's Direct or Indirect Acquisition, Establishment or Purchase of the Operating Assets of a U.S. Business Enterprise, Including Real Estate) with the U.S. Department of Congress on June 26, 2000; however, Mandara Spa LLC has not filed any quarterly periodic reports on Form BE-605.
- Mandara Spa (Bahamas), L.L.C. does not have Central Bank of the Bahamas approval to maintain a United States dollar bank account in the Bahamas. Mandara Spa (Bahamas), L.L.C. intends to close its United States dollar bank account at Royal Bank of Canada in the Bahamas.
- Clark County, Nevada requires license approval for the board of managers of Mandara Spa LLC. The license application for John Stellato remains in progress. New members of the board of managers of Mandara Spa LLC and other persons affiliated with the Buyer or Steiner may be subject to approval by the metropolitan police department of Clark County, Nevada.

Schedule 2.13
Liabilities and Obligations

- The Mandara Entities have entered into several lease agreements set forth on Schedule 2.15(a) granting the Mandara Entities the right to operate spa concession facilities within various resort hotels. Terms under these lease agreements vary by hotel and may include both a monthly base rent and a percentage rent based on spa revenues. In addition, the lease agreements call for various security deposits. The lease agreements range from five to ten years and include renewal terms.

- From time to time political unrest in various locations in which the Mandara Entities operate may result in decreased tourism, hotel closures, lower occupancy rates and other factors that may affect the Mandara Entities' operations and financial results.

- In various jurisdictions in which the Mandara Entities operate, there is significant governmental volatility and a possibility of selective, non-uniform or arbitrary enforcement or refusal to enforce applicable laws and regulations. In addition, the Company acknowledges a risk of arbitrary or selective audits by taxing authorities, which may result in uncertain tax liability to the Mandara Entities.

- As the Mandara Entities operate in several different countries, the Company is exposed to the risk of currency fluctuations, which can result in decreased revenues or increased expenses (measured in dollar terms). The Company's general practice is to dollar-index its spa service pricing; however, the Company does not engage in any material hedging or other strategies to mitigate currency risks.

Guarantees

- Hilton Hawaiian Village Limited Guaranty of Lease Obligations, dated as of December 14, 2000, made by Mandara Spa LLC in favor of Hilton Hawaiian Village LLC guaranteeing the obligations of Mandara Spa (Hawaii), L.L.C. under the Lease Agreement, dated as of December 14, 2000, between Hilton Hawaiian Village LLC and Mandara Spa (Hawaii), L.L.C.

- Limited Guaranty, dated as of February 1, 2001, made by Mandara Spa LLC in favor of Sun International Bahamas Limited guaranteeing the obligations of Mandara Spa (Bahamas) Ltd. under the Spa Concession Agreement, dated as of February 1, 2001, between Mandara Spa (Bahamas) Ltd. and Sun International Bahamas Limited.

- Guaranty, dated as of August 9, 2000, made by Mandara Spa LLC in favor of ANA Real Estate Hawaii, Inc. guaranteeing the obligations of Mandara Spa (Hawaii), L.L.C. under the Lease, dated as of July 13, 2000, between Mandara Spa (Hawaii), L.L.C. and ANA Real Estate Hawaii, Inc..

- Concession Agreement, dated as of October 17, 2000 by and between Norwegian Cruise Line Limited and Mandara Spa (Cruise II), L.L.C., pursuant to Section 33 of which Mandara Spa LLC has (i) guaranteed the performance of the obligations of Mandara Spa (Cruise II), L.L.C. under the Agreement, and (ii) to maintain a minimum tangible net worth of at least $3,600,000.

- Outrigger Guam Resort Guaranty of Lease, dated as of January 31, 1998, made by H Group Holding, Inc. (an affiliate of Red Sail Spas, L.L.C.) in favor of Tanota Partners. Mandara Spa LLC pays H Group Holding, Inc. an annual guaranty fee of 1% of the total amount guaranteed, which is payable in quarterly installments.

Schedule 2.15(a)
Real Property Leases

- Honolulu, Hawaii (Office Lease)

- ANA Kalakua Center Office Lease, dated as of July 13, 2000, between ANA Real Estate Hawaii, Inc. and Mandara Spa (Hawaii), L.L.C. for the premises located at 2155 Kalakaua Avenue, Honolulu, Hawaii 96815

- Miami, Florida (Cruise Ship Division Office)

- Sublease Agreement, dated as of March 1, 2001, between Alfort International, Corp. and Mandara Spa (Cruise II), L.L.C. for the premises located at 8125 N.W. 53rd Street Suite #116, Miami, Florida 33166

- Las Vegas, Nevada

- Paris Las Vegas – Spa Facility – Lease Agreement, dated as of April 15, 1999, between Parball Corporation d/b/a Paris Las Vegas, Landlord, and Mandara Spa, L.L.C., as Tenant, as amended by Amendment No. 1 to Lease Agreement, dated as of May 14, 1999, between Parball Corporation d/b/a Paris Las Vegas, Landlord, and Mandara Spa, L.L.C., Tenant, as assigned to Mandara PSLV, LLC, pursuant to an Assignment and Assumption of Lease Agreement, dated as of November 23, 1999, between Mandara Spa LLC, as assignor, and Mandara PSLV, LLC, as assignee, and Amendment No. 2 to Lease Agreement, dated as of June 18, 2001, between Parball Corporation d/b/a Paris Las Vegas and Mandara PSLV, LLC for the premises located at 3665 Las Vegas Boulevard South, Las Vegas, Nevada 89109

- Paris Las Vegas – L'Oasis – Lease Agreement, dated as of August 27, 1999, between Parball Corporation d/b/a Paris Las Vegas, Landlord, and Mandara Spa, L.L.C., Tenant, as assigned to Mandara PSLV, LLC, pursuant to an Assignment and Assumption of Lease Agreement (L'Oasis), dated as of November 23, 1999, between Mandara Spa LLC, as assignor, and Mandara PSLV, LLC, as assignee, for the premises located at 3655 Las Vegas Boulevard South, Las Vegas, Nevada 89109

- Guam

- Hilton Guam – (i) Lease Agreement, dated as of March 19, 1999, between Hotels of the Marianas, Inc. d/b/a Hilton Guam and Mandara Spa (Guam), L.L.C. and (ii) Concession Agreement, dated as of June 11, 1998, between Hotels of the Marianas, Inc. and Mandara Spa (Guam), L.L.C., as amended by Addendum to Concession Agreement, dated as of June 11, 1998, between Hotels of the Marianas, Inc. and Mandara Spa (Guam), L.L.C. for the premises located at the Guam Hilton in Tumon Bay, Guam

- PIC Guam – Concession Agreement, dated as of May 22, 1998, among Interpacific Resorts Corporation (Guam), Pacific Management Ltd. and Mandara Spa, L.L.C., as assigned to Mandara Spa (Guam), L.L.C., pursuant to an Assignment and Assumption of Concession Agreement, dated as of December 6, 1999, between Mandara Spa LLC, as assignor, and Mandara Spa (Guam), L.L.C., as assignee, for the premises located at the Pacific Islands Club in Ypao, Guam

- Outrigger Guam Resort – Standard Concession Lease Agreement, dated as of January 30, 1998, between Tanota Partners and Mandara Spa, L.L.C., as assigned to Mandara Spa (Guam), L.L.C., pursuant to an Assignment and Assumption of Concession Lease Agreement, dated as of December 6, 1999, , between Mandara Spa LLC, as assignor, and Mandara Spa (Guam), L.L.C., as assignee, for the premises located at the Outrigger Guam Resort in Tumon Bay, Guam

- Westin Guam – Retail Lease, dated as of June 1, 1998, between MDI Guam Corporation and Mandara Spa (Guam), L.L.C. for the premises located at 105 Gun Beach Road, Tumon, Guam 96911

- Nikko Guam – Replacement Concession Agreement, dated as of January 23, 1998, between JAL Hotels Company, Limited and Mandara Spa LLC, as assigned to Mandara Spa (Guam), L.L.C., pursuant to an Assignment and Assumption of Concession Agreement, dated as of December 6, 1999, , between Mandara Spa LLC, as assignor, and Mandara Spa (Guam), L.L.C., as assignee for the premises located at Hotel Nikko Guam in Tumon Bay, Guam

- Guam Reef Hotel *(in room service only)* – License Agreement, dated as of April 30, 1999, between Towa Reef Hotel, Inc. d/b/a Guam Reef Hotel and Mandara Spa (Guam), L.L.C.

- Saipan

- Nikko Saipan – Agreement, dated as of December 15, 1999, between Mandara Spa (Saipan), Inc. and Hotel Nikko Saipan for the premises located at the Hotel Nikko Saipan at San Roque Village, Saipan, MP

- PIC – Agreement, dated as of December 4, 2000, between Mandara Spa (Saipan), Inc. and Inter-Pacific Resorts Corporation d/b/a Pacific Islands Club Saipan for the premises located at the Pacific Islands Club Saipan in Saipan, MP

- Hafa Adai Beach—Hafa Adai Beach Hotel Concession Agreement, dated as of March 8, 2001, between Hafa Adai Beach Hotel Corp. and Mandara Spa (Saipan), Inc. for the premises located at the Hafa Adai Beach Hotel in Saipan, CNMI

- Aruba

- Marriott's Aruba Ocean Club – Lease Agreement, dated as of January 11, 2000 , among Marriott Vacation Club International of Aruba N.V., Marriott Aruba N.V. and Mandara Spa Aruba, N.V. for the premises located at Marriott's Aruba Ocean Club in Aruba

- Cruise Ships

- Silverseas – Concession Agreement, dated as of February 18, 2000, between Silverseas Cruises Ltd. and Mandara Spa (Cruise I), L.L.C. for services on *M/S Silver Cloud, M/S Silver Wind, M/S Silver Shadow* and *M/S Silver Mirage*, together with Side Letter dated April 11, 2000 regarding insurance coverage.

- Norwegian Cruise Lines – Concession Agreement, dated as of October 17, 2000, by and between Norwegian Cruise Line Limited and Mandara Spa (Cruise II), L.L.C. (and, with respect only to Section 33 thereof, Mandara Spa LLC) for services on *The Norway, Norwegian Dream*, *Norwegian Majesty, Norwegian Sea*, *Norwegian Sky*, *Norwegian Sun*, *Norwegian Wind*, *Crown Odyssey, Marco Polo* and *Superstar Leo*

- Hawaii

- Outrigger Wailea – Standard Concession Lease Agreement, dated as of June 1, 2000, between OWBR, LLC and Mandara Spa (Hawaii), L.L.C. for the premises located at the Outrigger Wailea Resort in Wailea, Maui, Hawaii

- Hilton Hawaiian Village – Lease Agreement, dated as of December 14, 2000, by and between Hilton Hawaiian Village LLC and Mandara Spa (Hawaii), L.L.C. for the premises located at 2005 Kalia Road, Honolulu, Hawaii 96815

- The Bahamas

- Sun Atlantis Resort & Casino/Ocean Club – Spa Concession Agreement, dated as of February 1, 2001, between Sun International Bahamas Limited and Mandara Spa (Bahamas), Ltd. for the premises located at the Atlantis Resort and the Ocean Club resort at Paradise Island, Nassua, Bahamas

- Tahiti (French Polynesia)

- Bora Bora Lagoon Resort & Spa – Letter of Intent, dated as of September 4, 2000, between Mandara Spa (Hawaii), L.L.C. and Societe Des Hotels Tahitiens SA, Moorea Lagoon Resort SA and Bora Bora Development II SA

- Moorea Lagoon Resort – Agreement for Provision of Services and Provision of Premises, dated as of March 21, 2001, between Moorea Lagoon Resort and Mandara Spa Polynesia Sarl for the premises located at the Moorea Lagoon Resort in Papeete, Tahiti

- La Societé des Hotels Tahitiens – Agreement for Provision of Services and Provision of Premises, dated as of March 21, 2001, between La Societé Des Hotels Tahitiens and Mandara Spa Polynesia Sarl for the premises located at La Societe des Hotels Tahitiens in Papeete, Tahiti

Schedule 2.16(b)
Tangible Assets

- The thelassotherapy pool and pump/filtration systems at the Atlantis spa facility are believed to have structural defects that result in water leaks and other damage to the surrounding area. The utopia steam generating equipment in each of the two steam rooms, the "Lions Head" ice machine, several treadmills and cardiovascular equipment and the electrical system throughout the Atlantis spa facility are also in significant disrepair. The Company is currently assessing the situation and estimates that the costs of repair may exceed $250,000.

Schedule 2.17
Proprietary Rights

- Mandara Spa LLC owns the registration for the United States trademark "Mandara Spa" (registration no. 2257550), which registration covers the wordmark for the provision of "spa services." Mandara Spa LLC is in the process of applying for registration of the trademark for additional classes of goods and services, such as consulting services, spa products, apparel and other retail merchandise and the fan design mark used by the Mandara Entities.

- There is an application pending in the United States Patent and Trademark Office for the "Mandara" trademark with respect to fragrances, perfume and cologne (application no. 75/908,019). The Company has filed a request for an extension of time within which to oppose such application until August 8, 2001.

- Pursuant to a Letter Agreement, dated as of May 11, 2000, with Spa Partners Asia Limited (n/k/a Mandara Spa Asia Limited), Mandara Spa LLC has the right to apply for registration, register, use, license, sublicense and otherwise exploit the "Mandara Spa" trademark in all territories worldwide *except* for Goa, India, Indonesia, Malaysia, The Republic of Maldives, The Philippines, Singapore, Sri Lanka and Thailand. Mandara Spa LLC has not sought registration of the trademark in any jurisdiction other than the United States.

- Certain of the leases, concession agreements and similar contracts referred to in Schedule 2.15(a) contain generic provisions which may limit the use of the "Mandara Spa" trademark at a particular resort.

Schedule 2.19(a)
Material Contracts

(i)

- Amended and Restated Unsecured Promissory Note, dated as of March 28, 2001 made by Mandara Spa LLC in favor of SDI Securities 6, Inc., an affiliate of Red Sail Spas, L.L.C., in a maximum aggregate principal amount of $4,305,000

- Amended and Restated Unsecured Promissory Note, dated as of March 28, 2001, made by Mandara Spa LLC in favor of SP Spas LLC in a maximum aggregate principal amount of $1,845,000

- Amended and Restated Unsecured Promissory Note, dated as of March 28, 2001, made by Mandara Spa LLC in favor of Shiseido Co., Ltd. in a maximum aggregate principal amount of $4,100,000

- See Guarantees set forth on Schedule 2.13

(ii)

- Certain of the leases, concession agreements and similar contracts referred to in Schedule 2.15(a) grant liens in leasehold interests and personal property in favor of the landlord and/or other contracting party(ies) (e.g. lenders to landlord) identified therein.

(iii)

- Operating Agreement

- Certain of the leases, concession agreements and similar contracts referred to in Schedule 2.15(a) contain limitations on the ability of certain of the Mandara Entities to engage in certain activities and similar or competitive business restrictions, including, without limitation, the Concession Agreement, dated as of May 22, 1998, among Interpacific Resorts Corporation (Guam), Pacific Management Ltd. and Mandara Spa (Guam), L.L.C. (as assignee), the Lease Agreement, dated as of December 14, 2000, between Hilton Hawaiian Village LLC and Mandara Spa (Hawaii), L.L.C., the Lease Agreement, dated as of January 11, 2000, among Marriott Vacation Club International of Aruba N.V., Marriott Aruba N.V. and Mandara Spa Aruba, N.V., the Concession Agreement, dated as of October 17, 2000, between Norwegian Cruise Line Limited and Mandara Spa (Cruise II), L.L.C. and the Spa Concession Agreement, dated as of February 1, 2001, between Sun International Bahamas Limited and Mandara Spa (Bahamas), Ltd.

(iv)

- Operating Agreement

- Operating Agreement for Mandara Spa (Cruise I), L.L.C., dated as of December 15, 1999
- Operating Agreement for Mandara Spa (Cruise II), L.L.C., dated as of September 29, 2000
- Operating Agreement for Mandara Spa (Guam), L.L.C., dated as of February 1, 1999
- Operating Agreement for Mandara Spa (Hawaii), L.L.C., dated as of April 18, 2000
- Operating Agreement for Mandara PSLV, LLC, dated as of May 5, 1999
- Operating Agreement for Mandara Spa Services LLC, dated as of April 14, 2000
- Operating Agreement for Mandara Spa (Tahiti), L.L.C., dated as of September 18, 2000
- Mandara Spa LLC has had discussions regarding strategic investment and other organic transactions with, and disclosed information regarding the Mandara Entities and their operations to, various third parties, including Steiner, Buyer and their representatives. In connection with certain of these negotiations Mandara Spa LLC has entered into confidentiality, exclusivity, "no-poach" and similar agreements.

(v)

Lease and Concession Agreements

- See Schedule 2.15(a)

Other Contracts

- Agreement for Construction Services, dated as of January 25, 2001, between Hilton Hotels Corporation, Mandara Spa LLC, Holistica Hawaii LLC and Hawaiian Dredging Construction Company for construction of new space at the Hilton Hawaiian Village hotel
- Agreement for Architectural Services, dated as of June 23, 2000, between Hilton Hotels Corporation, Mandara Spa LLC, Holistica Hawaii LLC and Wimberly Allison Tong & Goo, Inc. for architectural services at the Hilton Hawaiian Village hotel
- Draft Letter Agreement to be entered into between Mandara Spa (Bahamas) Ltd. and Sun International Bahamas Limited regarding expansion of the Atlantis Resort and Casino and the design and construction of a new spa facility as the Ocean Club
- Consulting Agreement, dated as of May 30, 2001, between Mandara Spa (Bahamas) Ltd. and Jackson Burnside, Ltd. for architectural services at the Atlantis spa

- Consulting Agreement, dated as of May 30, 2001, between Mandara Spa (Bahamas) Ltd. and Thompson Company for architectural services at the Atlantis spa

- Consulting Agreement, dated as of May 30, 2001, between Mandara Spa (Bahamas) Ltd. and Edward Stone & Assoc. for architectural services at the Atlantis spa

- Consulting Agreement, dated as of May 30, 2001, between Mandara Spa (Bahamas) Ltd. and DeSimone Consulting for architectural services at the Atlantis spa

- Consulting Agreement, dated as of May 23, 2001, between Mandara Spa (Bahamas) Ltd. and Schirmer Engineering for architectural services at the Atlantis spa

- Consulting Agreement, dated as of June 10, 2001, between Mandara Spa (Bahamas) Ltd. and HKS for architectural services at the Atlantis spa

- Letter Agreement, dated as of May 8, 2001, between Decleor Paris and Mandara Spa LLC regarding wholesale purchases of Decleor Paris products for use and retail sale by the Mandara Entities

(viii)

- Employment and Non-Competition Agreement, dated as of May 11, 2000, as amended effective October 1, 2000, between Mandara Spa LLC and Thomas M. Gottlieb

- Employment Agreement, dated as of May 10, 2000, between Mandara Spa LLC and Alton H. Higa

- Employment Agreement, dated as of September 24, 2000, between Mandara Spa LLC and Thomas R. Posey, as amended by Amendment dated June 26, 2001

- Employment Agreement, dated as of February 2000, between Mandara Spa LLC and Darryll Leiman

- Employment Agreement, dated as of November 1, 2000, between Mandara Spa LLC and Greg Hainline

- Employment Agreement, dated as of June 8, 2000, between Mandara Spa LLC and Charlotte Bowdle

- Employment Agreement, dated as of November 15, 2000, between Mandara Spa LLC and Mark Tsuda

- Employment Agreement, dated as of December 14, 2000, between Mandara Spa LLC and Youlanda Deveaux

- Contractor Agreement, dated as of November 6, 2000, between Mandara Spa LLC and Salon and Spa Consultants (Kay Moroz) [*Note: This Agreement provides for a termination effective June 15, 2001.*]

- Agreement, dated as of October 30, 2000, between Mandara Spa (Cruise II), L.L.C. and Dolphin Ship Management, Inc., together with Special Power of Attorney

(ix)

- The Mandara Entities are party to agency/wholesaler agreements with various tour operators, travel wholesalers and similar companies (including, without limitation, PMT Guam Corporation, JALPAK International Micronesia, Inc. (f/k/a Creative Tours Micronesia, Inc.), R&C Guam Corporation, Nippon Travel Agency Indonesia, Inc. and Micronesia Holiday Tours, Inc.), pursuant to which such parties book spa services (typically at discounted rates) and are entitled to a commission.

(x)

- See (v) above

- Email correspondence between Mandara Spa (Bahamas) Ltd. and Dyter Limited Bahamas for maintenance services at the Atlantis spa facility, effective March 21, 2001

- Letter dated as of February 7, 2001, by M&T General Contractors Interior Specialists regarding cleaning services at the Atlantis spa facility

- Cleaning Services Proposal, dated as of February 3, 2000, by the Authority Cleaning & Maintenance regarding cleaning services at the Paris Las Vegas spa facility

(xii)

- Letter Agreement dated as of May 11, 2000 between Mandara Spa LLC and Spa Partners Asia Limited (n/k/a Mandara Spa Asia Limited), pursuant to which Mandara Spa LLC has granted Mandara Spa Asia Limited the right to apply for registration, register, use, license sublicense and otherwise exploit the trademarks "Mandara" and/or "Mandara Spa" in Goa, India, Indonesia, Malaysia, The Republic of Maldives, The Philippines, Singapore, Sri Lanka and Thailand.

- Certain of the leases, concession agreements and similar contracts referred to in Schedule 2.15(a) contain quasi-license arrangements which allow the resorts to use the "Mandara Spa" name for marketing, advertising and similar purposes.

Schedule 2.20
Insurance

- *See attached.*
- During the past three years there were workers compensation claims totaling $4,870.98 at Mandara PSLV LLC and $13, 976.00 at Mandara Spa (Guam), L.L.C. There was also a $481 automobile claim by Mandara Spa (Guam), L.L.C.

SUMMARY OF INSURANCE
JULY 1, 2000 TO JULY 1, 2001

MULTI PERIL POLICY

NAMED INSURED: Mandara Spa LLC
Mandara Spa PSLV LLC
Mandara Spa (Hawaii) LLC

CARRIER: TIG Insurance Co.

POLICY NO.: 70003803685500

POLICY PERIOD: 7/1/00 – 7/1/01

LOCATIONS: 3653 Las Vegas Blvd., South Las Vegas, Nevada
2251 Kalakaua Avenue, Ste 710, Honolulu, HI
Outrigger Wailea Resort, 3700 Wailea Alanui, Wailea, Maui, HI

I. GENERAL LIABILITY

LIMIT:

None	General Aggregate
$ 2,000,000	Products/Completed Operations Aggregate
$ 1,000,000	Personal & Advertising Injury Limit
$ 1,000,000	Each Occurrence Limit
$ 300,000	Fire Damage
Excluded	Medical Expense
$ 1,000	Medical Payments to Club Members (Excess)
$ 1,000,000	Employee Benefits Liability – Each Employee
$ 2,000,000	Employee Benefits Liability – Aggregate

DEDUCTIBLE: None (BI & PD)

EXTENSIONS: Professional Liability is included for athletic trainers, physical therapists, masseur/masseuse, aerobic instructors and teaching professionals employed by the insured

MAJOR EXCLUSIONS

Nuclear Energy
Asbestos
Pollution
Bodily injury to Employees
Employment Related Practices
Premises Medical Payments
Tanning limitation excludes cancer and eye damage

ANNUAL PREMIUM: $ 22,836

SUMMARY OF INSURANCE
JULY 1, 2000 TO JULY 1, 2001

II. PROPERTY

LIMIT:	$10,000,000	Business Personal Property and Business Income & Extra Expense
PERILS:	All Risk Excluding Earthquake & Flood and as may be more fully defined in policy form	
DEDUCTIBLE:	$ 1,000	
VALUATION:	Replacement Cost	
ANNUAL PREMIUM:	$ 6,684	

III. CRIME

LIMIT:	$ 20,000	Employee Dishonesty
	$ 20,000	Theft, Disappearance, & Destruction – Inside & Outside
DEDUCTIBLE:	$ 1,000	
ANNUAL PREMIUM:	Included	

JTOMOBILE (Hired & Non Owned)

LIMIT:	$ 1,000,000	Bodily Injury & Property Damage
ANNUAL PREMIUM:	$ 150	

TOTAL PREMIUM:	$ 22,836	General Liability
	$ 6,684	Property & Crime
	$ 150	Auto (Hired & Non Owned)
	$ 29,670	Total Nevada Premium*

*Hawaii Premium - TBD

WORKERS COMPENSATION

NAMED INSURED: Mandara Spa LLC
Mandara Spa (Hawaii) LLC

CARRIER: TIG Indemnity Co.

POLICY NO.: WCS80395670

POLICY PERIOD: 5/5/00 – 5/5/01

LIMIT: Part A: Statutory
Part B: Employers Liability

Bodily Injury by Accident -	$	100,000	Each Accident
Bodily Injury by Disease -	$	500,000	Policy Limit
	$	100,000	Each Employee

ANNUAL PREMIUM: $ 1,742 (Oahu only)

OAHU

Code	Classification	Annual Payroll	Rate	Premium
8810	Clerical	$287,600	.55	$1,582
			Expense Constant	160
			Annual Premium	$1,742

MAUI (added 10/20/00)

Code	Classification	Annual Payroll	Rate	Premium
8810	Clerical	$75,000	.55	$413
9063	Health Spa	$100,000	2.46	$2,460
			Annual Premium	$2,873
			Prorated Premium	$1,551

UMBRELLA LIABILITY

NAMED INSURED:	Mandara Spa LLC Mandara Spa PSLV LLC Mandara Spa (Hawaii) LLC
CARRIER:	TIG Insurance Co.
POLICY NO.:	KLB00038033685600
POLICY PERIOD:	7/1/00 – 7/1/01
LIMIT:	$10,000,000
RETENTION:	Nil
FOLLOWING FORM:	General Liability Hired & Non Owned Automobile Liability Employee Benefits Liability Liquor Liability Employers Liability
MAJOR EXCLUSIONS:	Pollution Asbestos Care, Custody & Control-Real & Personal Property; Nuclear Energy; ERISA; Discrimination; Wrongful Termination; Uninsured/Underinsured Motorist
ANNUAL PREMIUM:	$ 11,700


MANDARA
SPA

MANDARA SPA

INSURANCE SUMMARY

GUAM AND SAIPAN
JULY 01, 2000 TO JULY 01, 2001

Presented by:
Marsh USA Inc.
745 Fort Street, Suite 1100
Honolulu, Hawaii 96813
Telephone | 808 585 3500

MARSH
An MMC Company

SUMMARY OF INSURANCE
JULY 1, 2000 TO JULY 1, 2001

GENERAL LIABILITY

NAMED INSURED:	Mandara Spa LLC Mandara Spa (Guam) LLC Mandara Spa Saipan, Inc.
CARRIER:	QBE Insurance (International) Limited
POLICY NO.:	3640
POLICY PERIOD:	7/1/00 – 7/1/01
LOCATIONS:	Guam: Nikko Hotel, Reef Hotel, Pacific Island Club, Hilton Hotel, Outrigger Hotel, and Westin Hotel Saipan: Pacific Island Club and Nikko Hotel
LIMIT:	$ 1,000,000 Combined Single Limit per Occurrence $ 2,000,000 General Aggregate
DEDUCTIBLE:	$ 1,000 Property Damage per Claim
MAJOR EXCLUSIONS	Pollution (except hostile fire) Asbestos Nuclear Energy Employment Related Practices Care, Custody & Control Punitive Discrimination
ANNUAL PREMIUM:	$ 20,400 $ 306 Liability Tax $ 20,706

SUMMARY OF INSURANCE
JULY 1, 2000 TO JULY 1, 2001

PROPERTY

NAMED INSURED: Mandara Spa LLC
Mandara Spa (Guam) LLC
Mandara Spa Saipan, Inc.

CARRIER: QBE Insurance (International) Limited

POLICY NO.: 3639

POLICY PERIOD: 7/1/00 – 7/1/01

COVERAGE: Named Perils: Fire, Lightning, Explosion, Windstorm or Hail, Smoke, Aircraft or Vehicles, Riot or Civil Commotion, Sinkhole Collapse, Volcanic Action, Earthquake, Vandalism

LOCATIONS & LIMITS:

Location	Personal Property/ Equipment (RC)	Business Income 100%
Guam		
1. Nikko Hotel	$950,000	$1,224,000
2. Reef Hotel	12,000	33,000
3. Pacific Island Club	2,050,000	795,000
4. Hilton Hotel	500,000	469,000
5. Outrigger Hotel	1,100,000	1,079,000
6. Westin Hotel	750,000	1,093,000
Saipan		
1. Pacific Island Club	—	292,000
2. Nikko Hotel	25,000	324,000
Total	$5,387,000	$5,309,000

DEDUCTIBLES: $1,000 except Windstorm, Volcanic Action, & Earthquake: 1% of Sum Insured
Business Income: 3 days waiting period

COINSURANCE: 100%

ANNUAL PREMIUM: $ 85,568

SUMMARY OF INSURANCE
JULY 1, 2000 TO JULY 1, 2001

FIDELITY BOND

NAMED INSURED:	Mandara Spa LLC Mandara Spa (Guam) LLC Mandara Spa Saipan, Inc.
CARRIER:	QBE Insurance (International) Limited
POLICY NO.:	3642
POLICY PERIOD:	7/1/00 – 7/1/01
COVERAGE:	Employee Dishonesty
LIMIT:	$ 10,000 Blanket Limit
DEDUCTIBLE:	$ 1,000
ANNUAL PREMIUM:	$ 2,900

SUMMARY OF INSURANCE
JULY 1, 2000 TO JULY 1, 2001

CRIME

NAMED INSURED:	Mandara Spa LLC Mandara Spa (Guam) LLC Mandara Spa Saipan, Inc.	
CARRIER:	QBE Insurance (International) Limited	
POLICY NO.:	3641	
POLICY PERIOD:	7/1/00 – 7/1/01	
COVERAGE:	Money & Securities	
LIMIT:	$ 15,000	Inside (excluding in safe or vault)
	$ 15,000	Outside
DEDUCTIBLE:	$ 1,000	
ANNUAL PREMIUM:	$ 6,516	

SUMMARY OF INSURANCE
JULY 1, 2000 TO JULY 1, 2001

WORKERS COMPENSATION

NAMED INSURED: Mandara Spa LLC
Mandara Spa (Guam) LLC

CARRIER: QBE Insurance (International) Limited

POLICY NO.: 3772

POLICY PERIOD: 9/4/00 – 7/1/01

LIMIT: $ 100,000 Employers Liability

Code	Classification	Rated Payroll	Rate	Premium
9053	Spa	1,516,000	1.75	$26,530
8748	Outside Sales	184,000	.48	882
8810	Clerical	299,000	.22	658
			Term Premium	$28,071

TERM PREMIUM: $ 28,071

SUMMARY OF INSURANCE
JULY 1, 2000 TO JULY 1, 2001

NAMED INSURED: Mandara Spa LLC
Mandara Spa Saipan, Inc.

CARRIER: QBE Insurance (International) Limited

POLICY NO.: 2915

POLICY PERIOD: 9/4/00 – 7/1/01

LIMIT: $ 100,000 Employers Liability

Code	Classification	Estimated Payroll	Rate	Premium
Saipan				
9053	Spa	51,000	1.75	893
8748	Outside Sales	-0-	.48	0
8810	Clerical	62,000	.22	136
			Term Premium	1,029

TERM PREMIUM: $ 1,029

SUMMARY OF INSURANCE
JULY 1, 2000 TO JULY 1, 2001

AUTOMOBILE

NAMED INSURED:
Mandara Spa LLC
Mandara Spa (Guam) LLC
Mandara Spa Saipan, Inc.

CARRIER: QBE Insurance (International) Limited

POLICY NO.: 3771

POLICY PERIOD: 9/4/00 – 7/1/01

LIMIT:

$	250,000	Bodily Injury Each Person
$	500,000	Bodily Injury Each Accident
$	250,000	Property Damage
$	25,000	Uninsured Motorist – Each Person
$	50,000	Uninsured Motorist – Any One Loss

DEDUCTIBLES:

$	500	Comprehensive
$	500	Collision
$	500	Typhoon

VEHICLES:
1997 Ford E350 Passenger S#1FBJ531L0VHB58862
1998 Chevrolet S10 S#1GCCS1440WK224764

TERM PREMIUM:

$	2,600.00
$	14.36
$	2,614.36

SUMMARY OF INSURANCE
JULY 1, 2000 TO JULY 1, 2001

UMBRELLA LIABILITY

NAMED INSURED:	Mandara Spa LLC Mandara Spa (Guam) LLC Mandara Spa Saipan, Inc.
CARRIER:	QBE Insurance (International) Limited
POLICY NO.:	3650
POLICY PERIOD:	7/1/00 – 7/1/01
LIMIT:	$10,000,000
RETENTION:	Nil
FOLLOWING FORM:	General Liability Automobile Liability Employers Liability
ADDITIONAL INSURED:	Red Sail Spas, LLC
MAJOR EXCLUSIONS:	Pollution Asbestos Care, Custody & Control-Real & Personal Property; Nuclear Energy; ERISA; Discrimination; Wrongful Termination; Uninsured/Underinsured Motorist
ANNUAL PREMIUM:	$ 13,100 $ 262 Liability Tax $ 13,362

Mandara Spa Bahamas Ltd
2/1/01 – 2/1/02

NOTE: KENDAL – we have opted for Option A (general liability option 1, property option 2 and auto coverage) We did not secure crime coverage.

International Protection Package (Option A)

Carrier: **St Paul Fire & Marine Insurance Co**

General Liability

Limits:

$2,000,000	General Total Limit
$2,000,000	Products & Completed Work Total Limit
$1,000,000	Personal Injury and Advertising Injury Limit
$1,000,000	Each Event Limit
$ 50,000	Premises Damage Limit
$ 5,000	Medical Expense Limit

Territory: Anywhere in the world, but only for covered injury or damage that's caused by events or offenses that happen or are committed:

- outside the United States of America, its territories and possessions, Puerto Rico and Canada; or
- in international waters or airspace during travel between places other than the United States of America, its territories and possessions, Puerto Rico, and Canada.

Annual Premium:
Option 1 (including North American Jurisdiction)
Sales $8,000,000 x 4.00/1,000 = $32,000
Option 2 (excluding North American Jurisdiction)
Sales $8,000,000 x 2.00/1,000 = $16,000

Property

Coverage:
Location: Atlantis Resort & Ocean Club, Paradise Island, Bahamas

Business Contents	$4,500,000
Earnings and Expense	$1,450,000

Special Limits:

Windstorm	$1,000,000

Conditions:

Valuation	Replacement Cost
Coinsurance	100%

Annual Premium:
Option 1: $50,000 Deductible Windstorm / $5,000 All Other Perils
$5,950,000 x .50/100 = $29,750
Option 2: $100,000 Deductible Windstorm / $25,000 All Other Perils
$5,950,000 x .40/100 = $23,800
Option 3: To increase windstorm limit from $1,000,000 to $2,000,000, additional premium is $12,500

Crime

Coverage

Employee Dishonesty	$10,000
Theft	$10,000
Annual Premium:	$1,000

2/1/01 – 2/1/02

Auto

Hired & Non Owned Auto $1,000,000 CSL

Coverage applies on a DIC/Excess basis. The insured must maintain any compulsory admitted coverage purchased for all foreign autos.

Annual Premium $500 flat

Package Policy is subject to a minimum earned premium of $40,000

CNA Global

Custom Solutions to Global Insurance
2405 Lucien Way, 5th Floor, Maitland, FL 32751

Paul Palazzo
Phone: (407) 919-3188
Facsimile: (407) 919-3159

January 2, 2001

Re: Mandara Spa

Coverage is bound effective 12/29/00 to 12/29/01

Policy # WP 22 3847511

Coverage		Advanced Premium		Minimum Earned Premium
General Liability:	$	13,463	$	5,000
Employee Benefits Liability:	$	Included	$	Included
Auto DIC/Excess:	$	100	$	100
Kidnap & Ransom:	$	Included	$	Included
Foreign Vol Work Comp/EL/Repatriation:	$	7,368	$	4,000
Annual Premium (w/MEL):	$	20,931		
Minimum Earned Annual Premium:	$	9,100		

1. Named Insured: Mandara Spa (Cruise I) L.L.C. & Mandara Spa (Cruise II) L.L.C.

2. Address: TBD (Hawaii)

3. Issuing Co.: The Fidelity & Casualty Company of New York (A New Hampshire Corporation)

4. Form: CNA Global Passport Policy.

5. Term: Annual, 12/29/00 to 12/29/01
6. Territory: Anywhere in the world except the United States, its territories and possessions, Puerto Rico, Canada and excluding any insurance transactions prohibited by law or regulation of any country.

7. Jurisdiction: Worldwide, except any insurance transactions which are subject to trade or economic embargoes imposed by the laws or regulations of the United States of America.

8. General Info.: 90 (Ninety) Days Notice of Cancellation, except 10 (Ten) Days for Non-Payment and 30 (Thirty) Days Notice for Non-Renewal.
Broad Named Insured

General Liability:

Limits:

Bodily Injury & Property Damage	- Each Occurrence	$	5,000,000
	- Aggregate	$	5,000,000
Products/Completed Operations:	- Each Occurrence	$	5,000,000
	- Aggregate	$	5,000,000
Personal & Advertising Injury:	- Each Occurrence	$	5,000,000
	- Aggregate	$	5,000,000
Premises Legal Liability:	- Each Occurrence	$	1,000,000
	- Aggregate	$	1,000,000
Medical Expense:	- Any One Person	$	10,000
	- Each Accident	$	50,000
	- Aggregate	Included In BI/PD	

Extensions:

Premises Operations
Contractual Liability
Host Liquor Liability
Fellow Employee Liability
Broad Form Property Damage
Extended Bodily Injury Coverage
Premises Medical Payments
Employees As Additional Insureds
Vendors as Additional Insureds
Newly Acquired Entities Coverage - 180 days
Non-Owned Watercraft Liability - 50 ft.
72 Hour Time Element Pollution Coverage

Exclusions (other than standard):

Professional Liability
Employment Practices Liability
Designated Prem/Ops – Guam facility & any other land-based spas

Rating:

Exposure	Rate	Premium
$914,400 Cruise Payroll	14.73/$1,000	$13,469

Employee Benefits Liability:

Limits: $1,000,000 Occurrence/Aggregate

Deductible: $1,000

Automobile Liability:

Limits:	Combined Single Limit per Occurrence:		$ 1,000,000
	Medical Expense:	- Each Person	$ 10,000
		- Each Accident	$ 50,000

Auto Liability coverage is written at limits of $1,000,000 Combined Single Limit for Non-Owned & Hired Liability. Coverage is DIC/Excess over local compulsory limits.

Rating:	Exposure	Rate	Premium
	If Any Hired/Non-Owned	Flat Charge Minimum	$100

Kidnap & Ransom:

Coverage: Ransom Moneys & Other Reasonable Expenses

Limit: $25,000 Occurrence/Aggregate

Deductible: None

Foreign Voluntary Workers' Compensation/Employers Liability:

Benefits:		
	U. S./Canadian Nationals	Not Covered
	Third Country Nationals:	State of Hire for Bali, Indonesia & South Africa only.
	Local Nationals:	Not Covered

Employers Liability Limits:

Bodily Injury by Accident:	$ 1,000,000	Each Accident
Bodily Injury by Disease:	$ 1,000,000	Policy Limit
	$ 50,000	Each Employee
Repatriation Expense:	$ 250,000	Annual Aggregate

Vol Comp/EL/Repatriation Rating:

Exposure	Rate	Premium
$36,000 Bali Staff Hires		
$86,400 So. Africa Mgt. Hires		
$384,000 So. Africa Staff Hires		
$506,400 Total	1.455/100	$7,368

AMERICAN HOME ASSURANCE COMPANY

CARIBBEAN MERCANTILE BANK N.V.
INSURANCE DIVISION
Palm Beach 4-B Noord, Aruba
Tel: 860201 - Fax: 860864

COVER NOTE for Comprehensive General Liability Insurance

Name and Address of Insured:	Mandara Spa Aruba N.V. P/a Marriott Aruba Ocean Club L.G. Smit Blvd. # 99, Palm Beach, Aruba	
Quotation number:	300.00.025	Policy number: 1-310-300103
Description of operation:	Resort Spa to open in Marriott Aruba Ocean Club	
Type of Insurance:	Comprehensive General Liability (excluding professional liability)	
Number of employees:	to be advised:________	
Estimated annual turnover:	± AWG. 3,600,000	
Estimated annual payroll:	to be advised:________	
Combined Single limits:	AWG. 1,800,000	Combined Single Limits and Aggregate Limit for Bodily Injury/Property Damage during the policy period Jurisdiction: Aruba only
Additional Insured:	Marriott Vacation Club International of Aruba N.V.	
Exclusions:	Professional Liability & services Liquor Liability Pollution Liability Employment Practice Liability Sexual Harassment Exclusion	
Premium rate:	1.5% = US$ 3,000 or AWG. 5,400	
Annual premium:	AWG. 5,400 + AWG. 6 = AWG. 5,406.00 (min. & deposit premium) * * declaration afterwards based on gross payroll and turnover	
Deductible per occurrence:	US$ 1,000 or AWG. 1,800	(Except for medical payments)
Period of Coverage:	December 01, 2000/2001	
Date/Place of Issue:	Aruba, December 4, 2000	
Broker:	Caribbean Mercantile Bank N.V	

Authorized Representative

Note: This cover note is a temporary insurance contract and is subject to the terms, conditions and limitations of the policy in current use by the Company. This cover note is canceled when replaced by the policy.

AIG American International Group

RECEIVED
DEC 04 2000
INSURANCE DIVISION
NOORD BRANCH

AMERICAN HOME ASSURANCE COMPANY

CARIBBEAN MERCANTILE BANK N.V.
INSURANCE DIVISION
Palm Beach 4-B Noord, Aruba
Tel: 860201 - Fax: 860854

Sun Plaza, Suite 202, L.G. Smith Blvd. 160
P.O. Box 51, Oranjestad, Aruba, Dutch Caribbean
Tel: (297) 825988 Fax: (297) 822176

COMMERCIAL FIRE INSURANCE COVER NOTE

Name & Address of Insured: Mandara Spa Aruba N.V.
P/a Marriott Aruba Ocean Club
L.G. Smit Blvd. # 99, Palm Beach, Aruba

Policy number: 1-610-677345   Quotation number: 600.01.001

Risk Location: Contents @ Marriott Aruba Ocean Club (see above address)

Description of Property: Resort Spa to open in Marriott Aruba Ocean Club 12/01/00

Coverage provided: Fire/Extended Coverage/Riot, Strike and Malicious Damage

Insured values:
1. F/EC/RSMD: AWG. 495,000 on Furniture/Equipment
AWG. 1,080,000 on Business Interruption (Indem. period: 52 weeks)
AWG. 1,575,000

Premium rate:	Value:	Rate:	Premium:	Deductible:
1. F/EC/RSMD:	AWG. 1,575,000	@ 2.40 o/oo	AWG. 3,780.00	2% Cat Perils AWG. 1,000.=

Annual Premium: (Incl. policy cost) AWG. 3,780.00 + AWG. 6.00 = AWG. 3,786.00

Period of Coverage: December 1, 2000/2001

Date/Place of Issue: Aruba, December 5, 2000

Broker: Caribbean Mercantile Bank N.V.

RECEIVED
DEC 05 2000
INSURANCE DIVISION
NOORD BRANCH

Authorized Signature

Note: This cover note is a temporary insurance contract and is subject to the terms, conditions and limitations of the policy in current use by the Company. This cover note is canceled when replaced by the policy.

(FRI) 6. 15' 01 20:13 ST. 20:09 NO. 4861925140 P 25

Schedule 2.21(a)
Employment Agreements

- See Schedule 2.19(a)(viii)

Schedule 2.21(b)
Employee Benefit Plans

- Certain employees of the Mandara Entities receive welfare benefits, including, without limitation health, dental vision, long-term disability, short-term disability, accidental death and dismemberment and life insurance

- Certain employees of the Mandara Entities have employment agreements which provide for incentive based and/or discretionary bonus compensation and severance pay arrangements.

- Certain employees of the Mandara Entities receive other miscellaneous benefits, including, without limitation, paid vacations, meals, automobile allowances, housing allowances, relocation reimbursements and spa service and product discounts.

Schedule 2.22
Tax Returns

- In fiscal years 1999 and 2000, Mandara Spa LLC did not make a special election to treat Mandara Spa (Guam) L.L.C. as a pass-through entity for tax purposes. However, the net operating losses generated by Mandara Spa (Guam) L.L.C. were reported as net operating losses on the Sellers' tax returns in fiscal years 1999 and 2000.

Schedule 2.23
Absence of Certain Changes

- Amended and Restated Unsecured Promissory Note, dated as of March 28, 2001 made by Mandara Spa LLC in favor of SDI Securities 6, Inc., an affiliate of Red Sail Spas, L.L.C., in a maximum aggregate principal amount of $4,305,000

- Amended and Restated Unsecured Promissory Note, dated as of March 28, 2001, made by Mandara Spa LLC in favor of SP Spas LLC in a maximum aggregate principal amount of $1,845,000

- Amended and Restated Unsecured Promissory Note, dated as of March 28, 2001, made by Mandara Spa LLC in favor of Shiseido Co., Ltd. in a maximum aggregate principal amount of $4,100,000

- Contractor Agreement, dated as of November 6, 2000, between Mandara Spa LLC and Spa Consultants terminates effective June 15, 2001

- Amendment No. 2 to Lease Agreement, dated as of June 18, 2001, between Parball Corporation d/b/a Paris Las Vegas and Mandara PSLV, LLC

- Since the date of the Current Balance Sheet, the Company has made capital expenditures of approximately $880,000. These expenditures are attributable primarily to construction costs at the Hilton Hawaiian Village and construction management fees at the Atlantis Spa (Bahamas).

Schedule 2.24
Bank Relationships: Powers of Attorney

(a) and (b)

- *See attached.*

(c)

- Power of Attorney, dated as of November 2, 2000, granted by Mandara Spa Polynesia sarl in favor of Phillippe Vasseur

- Agreement, dated as of October 30, 2000, between Mandara Spa (Cruise II), L.L.C. and Dolphin Ship Management, Inc., together with Special Power of Attorney

Location	Banking Institution	Account Number	Account Type	Authorized Signers on Account
Corporate	Wells Fargo Bank	4311-266175	Checking	Thomas M. Gottlieb Thomas R. Posey Alton H. Higa Darryll Leiman Sherroll Scow Charlotte Bowdle John A. Pritzker Paul D. Lusk
Corporate	First Hawaiian Bank	01-143689	Checking	Thomas M. Gottlieb Thomas R. Posey Alton H. Higa Darryll Leiman Greg A. Hainline Napali Woode Mark Tsuda
Corporate	First Hawaiian Bank	01-980297	Savings	Thomas Gottlieb Thomas Posey Alton H. Higa Greg A. Hainline Darryll Leiman Napali Woode Mark Tsuda
Corporate	First Hawaiian Bank Atlantis Construction	01-103040	Checking	Alton H. Higa Thomas M. Gottlieb Thomas R. Posey Timothy L. Brown

Location	Banking Institution	Account Number	Account Type	Authorized Signers on Account
Bahamas	First Hawaiian Bank	01-097059	Checking	Youlanda Deveaux Ann Emich Alton H. Higa Kendal Hutchinson Bunnicea Rolle Thomas M. Gottlieb
Las Vegas	Wells Fargo	4911-429538	Checking	Thomas M. Gottlieb John A. Pritzker Paul D. Lusk Alton H. Higa Sherroll Scow Charlotte Bowdle David Adams
Cruise 1	Wells Fargo	4761-059690	Checking	Darryll Leiman Paul D. Lusk Sherroll Scow Ann Emich John A. Pritzker
Tahiti	Banque de Tahiti	01-11931-8-010-00	Checking	Philippe Vasseur Michel Mautalent Greg A. Hainline
Hawaii	First Hawaiian Bank	01-149040	Checking	Thomas M. Gottlieb Alton H. Higa Greg A. Hainline Mark T. Tsuda Napali Woode

Location	Banking Institution	Account Number	Account Type	Authorized Signers on Account
Hawaii	First Hawaiian Bank	01-145975	Checking	Thomas M. Gottlieb Alton H. Higa Greg A. Hainline Mark T. Tsuda Napali Woode
Cruise 2	First Hawaiian Bank	01-149032	Checking	Thomas M. Gottlieb Alton H. Higa Sherroll Scow
Cruise 1 LLC	ABSA Bank (South Africa)	40-5155-4573		Darryll Leiman Jodene Shaer Thalia Shaer
Cruise 2 LLC	Equitable PCI Bank (Philippines)	00-5359-00596-4		Darryll Leiman Shian Wing Famil Pineda

Schedule 2.25
Financial Statements

- Audited Consolidated Financial Statements of Mandara Spa LLC and its Subsidiaries for the year ended January 31, 2001 (attached)
- Unaudited Financial Statements of Mandara Spa LLC and its Subsidiaries for the period ended April 30, 2001 (attached)

Assurance and Advisory Business Services

Consolidated Financial Statements and Other Financial Information

Mandara Spa LLC and Subsidiaries

For the years ended January 31, 2001 and 2000
with Report of Independent Auditors

Ernst & Young

Ernst & Young LLP

Mandara Spa LLC and Subsidiaries

Consolidated Financial Statements
and Other Financial Information

For the years ended January 31, 2001 and 2000

Contents



Ernst & Young LLP
Ernst & Young Building
Suite 201
231 Ypao Road
Tamuning, Guam 96911

Phone: (671) 649-3700
Fax: (671) 649-3920
www.ey.com

Report of Independent Auditors

The Members
Mandara Spa LLC and Subsidiaries

We have audited the accompanying consolidated balance sheets of Mandara Spa LLC and subsidiaries as of January 31, 2001 and 2000, and the related consolidated statements of operations, changes in members' equity and cash flows, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mandara Spa LLC and subsidiaries as of January 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information has been subjected to the auditing procedures applied in our audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as whole.

Ernst + Young LLP

May 18, 2001

Mandara Spa LLC and Subsidiaries

Consolidated Balance Sheets

	January 31,	
	2001	2000
Assets		
Current assets:		
Cash *(Note 2)*	$ 2,951,972	$ 1,055,221
Accounts receivable *(Note 2)*	1,133,442	600,177
Operating supplies	126,409	186,963
Retail inventory	381,927	293,069
Prepaid expenses and other	257,539	73,114
Total current assets	4,851,289	2,208,544
Property and equipment, at cost less accumulated depreciation and amortization *(Notes 4 and 5)*	10,142,532	9,959,577
Other assets	155,567	94,157
Total assets	$15,149,388	$12,262,278
Liabilities and members' equity		
Current liabilities:		
Accounts payable	$ 877,239	$ 1,032,332
Accrued expenses and other	767,911	481,943
Due to related parties *(Notes 3 and 6)*	33,098	519,118
Current installments of notes payable *(Note 5)*	11,805	16,680
Total current liabilities	1,690,053	2,050,073
Notes payable to related parties *(Note 6)*	4,100,000	--
Notes payable, less current installments *(Note 5)*	116,714	131,612
Total liabilities	5,906,767	2,181,685
Commitments *(Note 7)*		
Members' equity	9,242,621	10,080,593
Total liabilities and members' equity	$15,149,388	$12,262,278

See accompanying notes.

Mandara Spa LLC and Subsidiaries

Consolidated Statements of Operations

	Year ended January 31, 2001	Year ended January 31, 2000
Revenues:		
Spa services	$11,338,124	$4,000,484
Retail sales	1,300,990	570,918
Consulting fees	38,000	12,000
Total revenues	12,677,114	4,583,402
Spa direct expenses:		
Spa wages and related benefits	4,923,814	2,291,970
Premises rent *(Note 7)*	1,393,772	475,308
Operating supplies	1,239,827	292,460
Cost of retail sales	671,777	341,005
Repairs and maintenance	408,368	241,025
Utilities	200,787	132,912
Other	324,385	161,071
Total spa direct expenses	9,162,730	3,935,751
General and administrative expenses:		
Management salaries and related benefits *(Note 6)*	1,454,925	1,025,650
Other wages and related benefits	243,342	188,977
Office and administrative expenses	738,593	301,050
Professional fees	658,747	309,810
Advertising and marketing	307,463	204,151
Travel and entertainment	271,597	128,190
Other	24,301	17,607
Total general and administrative expenses	3,698,968	2,175,435
Loss from operations	184,584	1,527,784
Other expenses:		
Depreciation and amortization	896,043	435,420
Interest and other expense, net *(Note 7)*	437,396	645,933
Loss before cumulative effect of change in accounting principle	1,518,023	2,609,137
Cumulative effect of change in accounting principle *(Note 8)*	—	84,725
Net loss	$ 1,518,023	$2,693,862

See accompanying notes.

Mandara Spa LLC and Subsidiaries

Consolidated Statement of Changes in Members' Equity

For the years ended January 31, 2001 and 2000

	Red Sail Spas LLC	SP Spas LLC	Shiseido	Total
Members' equity at February 1, 1999	$ 2,626,132	$ 311,199	$ —	$ 2,937,331
Capital contributions (Note 3)	793,333	340,000	—	1,133,333
Net loss	(1,885,703)	(808,159)	—	(2,693,862)
Preferred capital contributions (Note 3)	7,932,484	771,307	—	8,703,791
Members' equity at January 31, 2000	9,466,246	614,347	—	10,080,593
Net loss	(321,090)	(137,610)	—	(458,700)
Capital contribution (Note 3)	—	—	10,000,000	10,000,000
Preferred capital distributions (Note 3)	(8,933,795)	(386,154)	—	(9,319,949)
Revaluation of capital accounts (Note 3)	4,115,455	1,763,767	(5,879,222)	—
Members' equity at May 11, 2000	4,326,816	1,854,350	4,120,778	10,301,944
Net loss	(444,916)	(190,678)	(423,729)	(1,059,323)
Members' equity at January 31, 2001	$ 3,881,900	$ 1,663,672	$ 3,697,049	$ 9,242,621

Mandara Spa LLC and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended January 31.	
	2001	2000
Operating activities		
Net loss	$(1,518,023)	$(2,693,862)
Adjustments to reconcile net loss to net cash used in operating activities:		
Cumulative effect of change in accounting principle	—	84,725
Depreciation and amortization	896,043	435,420
Changes in operating assets and liabilities:		
Accounts receivable	(533,265)	(600,177)
Operating supplies	60,554	(127,041)
Retail inventory	(88,858)	24,746
Prepaid expenses and other current assets	(184,425)	(14,892)
Other assets	(61,410)	(50,249)
Accounts payable	(155,093)	842,215
Accrued expenses and other current liabilities	285,968	381,843
Due to related parties	(486,020)	504,170
Net cash used in operating activities	(1,784,529)	(1,213,102)
Investing activity - purchases of property and equipment	(1,078,998)	(8,048,294)
Financing activities		
Proceeds from notes payable to related parties	4,100,000	144,092
Repayments of notes payable	(19,773)	(11,419)
Proceeds from capital contributions	10,000,000	1,133,333
Distribution of preferred capital	(9,319,949)	—
Proceeds from preferred capital contributions	—	8,703,791
Net cash provided by financing activities	4,760,278	9,969,797
Net increase in cash	1,896,751	708,401
Cash at beginning of year	1,055,221	346,820
Cash at end of year	$ 2,951,972	$1,055,221
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for interest	$ —	$ 137,658

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Organization and Nature of Business

Mandara Spa LLC was organized in Delaware on August 7, 1997. The Company has nine wholly owned subsidiaries, Mandara Spa (Guam) LLC, Mandara PSLV LLC, Mandara Spa (Saipan) Inc., Mandara Spa (Cruise I) LLC, Mandara Spa (Cruise II) LLC, Mandara Spa Services LLC, Mandara Spa (Aruba) NV, Mandara Spa (Bahamas) Ltd. and Mandara Spa (Tahiti) LLC, collectively "the Company". Mandara Spa (Hawaii) LLC is a wholly owned subsidiary of Mandara Spa Services LLC. Mandara Spa Polynesia Sarl is a wholly owned subsidiary of Mandara Spa (Tahiti) LLC. The Company operates spa concession facilities at resort hotel properties in the United States, Guam, Saipan, Aruba, Tahiti and the Bahamas. Additionally, the Company has a contract with two cruise lines to manage on-board spa facilities.

Principles of Consolidation

The consolidated financial statements include the accounts of Mandara Spa LLC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory

Inventories, which are primarily Mandara Spa logo retail items, are stated at the lower of cost (using the average cost method) or market.

Adoption of New Accounting Principle

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5") effective for years beginning after December 15, 1998. SOP 98-5 requires that costs of start-up activities, including organization costs, be expensed as incurred. Such costs are reflected in the accompanying 2000 consolidated statement of operations as cumulative effect of change in accounting principle.

1. Organization and Summary of Significant Accounting Policies, continued

Depreciation and Amortization

Property and equipment is recorded at cost, and depreciation is calculated using the straight-line method over the estimated useful lives as follows:

Furniture and fixtures	5 years
Vehicles	3 years
Computer hardware and software	5 years

Leasehold improvements are recorded at cost and amortized using the straight-line method over the shorter of the estimated useful life or the lease term.

Income Taxes

Mandara Spa LLC, Mandara Spa (Guam) LLC, Mandara PSLV LLC, Mandara Spa Services LLC, Mandara Spa (Hawaii) LLC, and Mandara Spa (Tahiti) LLC are limited liability companies (LLC). Under Guam and U.S. tax laws, the members in the LLCs are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes is included in these consolidated financial statements for the years ended January 31, 2001 and 2000.

Mandara Spa (Saipan), Inc. (MSSI) is subject to the taxes of the CNMI. The CNMI provides for the imposition of the Internal Revenue Code of the United States as the local territorial income tax. The Legislature of the CNMI passed legislation providing for income tax rebates with descending graduated percentages ranging from 90% to 50% on local territorial income tax on CNMU source income. CNMI also imposed a graduated (1.5% to 5%) business gross revenue tax (BGRT). The legislation requires the payment of corporate income tax on CNMI source income only to the extent it exceeds gross revenue tax. MSSI records its income tax liability net of the aforementioned BGRT credit and income tax rebate. As MSSI has no taxable income for the years ended January 31, 2001 and 2000, the accompanying financial statements do not contain a provision for CNMI taxes.

Advertising

The Company expenses all advertising costs in the period the costs are incurred.

Impairment of Long-lived Assets

Long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the year ended January 31, 2001, the Company determined that no event or changes in circumstances indicated that impairment of its long-lived assets may have occurred.

1. Organization and Summary of Significant Accounting Policies, continued

Reclassifications

Certain reclassifications have been made to the 2000 financial statements for comparative purposes. Such reclassifications had no impact on previously reported net loss.

2. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits and accounts receivable.

At January 31, 2001, the Company has demand deposit accounts which exceed the federal depository insurance limits. In addition, the Company has cash in certain uninsured bank accounts at January 31, 2001. The Company has not experienced any losses in such accounts.

The Company has accounts receivable from two customers totaling $482,486, which represents approximately 43% of total accounts receivable at January 31, 2001. The Company performs periodic credit evaluations of its customers, consisting primarily of hotels and other tourist related establishments, and generally does not require collateral.

3. Members' Equity

Mandara Spa LLC was originally organized under an operating agreement between Red Sail Spas LLC ("RSS") and SP Sails LLC ("SPS"). The original operating agreement (the "Agreement") specified the following member contributions:

	Red Sail Spas LLC	SP Spas LLC	Total
Initial Capital	$ 1,540,000	$ 660,000	$ 2,200,000
Preferred Capital	5,400,000	---	5,400,000
Follow-on Capital	793,333	340,000	1,133,333
Fixed Rate Preferred Capital	4,450,000	1,050,000	5,500,000
Follow-on Preferred Capital	1,266,667	—	1,266,667
Special Preferred Capital	2,000,000	—	2,000,000
Total	$15,450,000	$2,050,000	$17,500,000

3. Members' Equity, continued

At January 31, 2000, all "Initial" "Preferred" and "Follow-on" capital contributions due from members were collected. However, approximately $633,898 in preferred capital contributions was recognized as a guarantee for certain obligations. Approximately 73% of the "Fixed Rate Preferred Capital" has been contributed. The Special Preferred Capital as defined in the Agreement was not contributed.

At January 31, 2000, the amount of preferred capital and fixed rate preferred capital advanced by RSS totaled $9,832,484 with an accumulated preferred return of $511,701. The amount of fixed rate preferred capital advanced by SPS totaled $771,307 with an accumulated preferred return of $7,417. Accumulated preferred return totaling $519,118 is reflected as due to related parties in the accompanying 2000 consolidated balance sheet.

On May 11, 2000, the Operating Agreement was amended and restated to add a third member to the LLC. Shiseido Investment US, Inc. ("Shiseido") made a capital contribution of $10,000,000. Under the terms of the amended Operating Agreement, proceeds of the capital contribution were used to return certain preferred capital contributions to RSS and SPS. In addition, all remaining preferred capital of RSS and SPS was converted into common capital of the Company. In accordance with the amended Operating Agreement, the capital accounts of the members were revalued to reflect a membership interest of 42%, 40% and 18%, respectively, for RSS, Shiseido and SPS.

4. Property and Equipment

Property and equipment at January 31, 2001 and 2000 consists of the following:

	2001	2000
Leasehold improvements	$ 9,652,117	$ 9,227,068
Furniture fixtures and equipment	1,762,057	1,151,961
Vehicles	70,749	34,280
	11,484,923	10,413,309
Less accumulated depreciation and amortization	1,342,391	453,732
	$10,142,532	$ 9,959,577

5. Notes Payable

The Company borrowed $144,092 from Park Place Entertainment Corporation, the lessor to Mandara PSLV LLC, in order to construct and outfit certain leasehold improvements of the Company. The note requires monthly installment payments of $1,600 of principal and interest at 6% per annum. The note matures on September 1, 2009.

5. Notes Payable, continued

Future maturities of the aforementioned notes payable are as follows:

Year ending January 31,	
2002	$ 11,805
2003	12,534
2004	13,308
2005	14,128
2006	76,744
	$128,519

6. Transactions with Related Parties

During the year ended January 31, 2001, affiliated companies of the members advanced certain amounts to the Company. At January 31, 2001, amounts outstanding to affiliated companies of Shiseido, RSS and SPS totaled $1,880,000, $1,554,000 and $666,000, respectively, and are reflected as notes payable to related parties in the accompanying 2001 consolidated balance sheet. The notes payable bear interest at LIBOR plus 3%, require repayment of principal and interest on May 11, 2008 and are unsecured. Interest accrued during the year ended January 31, 2001 related to these notes totaled $33,098 and is reflected as due to related parties in the accompanying 2001 consolidated balance sheet. Additional amounts available under the promissory notes total $4,900,000 as of January 31, 2001.

The Company entered into an agreement with Watersports Administration, Inc. (WAI), an 80% shareholder in Red Sail Spas, whereby WAI will provide the Company with administrative and consulting services. The initial contract called for monthly payments totaling $23,000. During the year ended January 31, 2001, the contract was amended to reflect monthly payments of $10,000. The contract was terminated on April 30, 2000. During the years ended January 31, 2001 and 2000, the Company paid WAI $30,000 and $315,682, respectively, for services provided under this agreement, which is included as a component of management salaries and related benefits expense in the accompanying consolidated statements of operations.

7. Commitments

The Company has entered into several lease agreements with various resort hotels granting the Company the right to operate spa concession facilities within the hotels. In addition, the Company is also permitted to sell Mandara Spa logo retail merchandise. Terms under the lease agreements vary by hotel and may include both a monthly base rent ranging from $1,200 to $10,417 and a percentage rent ranging from 3% to 10% based on spa revenues. In addition, the lease agreements call for various security deposits ranging from $3,000 to $50,000. The lease agreements range from five to ten years and include renewal terms. The lease agreements terminate over various periods beginning in 2003 with the final lease agreement expiring in 2008.

7. Commitments, continued

At January 31, 2001, the future minimum rental payments under noncancelable leases having remaining lease terms in excess of one year are as follows:

Year ending January 31,	
2002	$1,341,000
2003	1,342,000
2004	1,391,000
2005	1,088,000
2006	1,001,000
Thereafter	2,727,000
	$8,890,000

Rent expense incurred during the years ended January 31, 2001 and 2000 on the aforementioned leases totaled $986,330 and $396,290, respectively and is included as a component of premises rent in the accompanying consolidated statements of operations.

A lease agreement with one of the hotels required the Company to provide a guaranty in the amount of $1.7 million to secure the Company's obligations under the agreement. The amount of the guaranty required is reduced on a dollar-for-dollar basis for leasehold improvement costs and rent payments. The Company obtained the guaranty from an affiliated company. The amount outstanding under the guaranty at January 31, 2001 is $633,900. The terms of the guaranty require the Company to pay interest on a quarterly basis at a rate of 1% per annum on the amount of the guaranty. During the year ended January 31, 2001 and 2000, interest expense related to this guaranty totaled $6,339 and $13,446, respectively which is included as a component of interest and other expense, net in the accompanying consolidated statements of operations.

8. Cumulative Effect of Change in Accounting Principle

Effective February 1, 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-5). As a result, the Company expensed the remaining balance of organization costs. The initial application of SOP 98-5 resulted in an increase to the net loss of $84,725, and is reflected as a cumulative effect of change in accounting principle in the accompanying 2000 consolidated statement of operations.

Other Financial Information

Schedule I

Mandara Spa LLC and Subsidiaries

Consolidating Balance Sheet

January 31, 2001

	Mandara Spa LLC	Mandara Spa (Guam) LLC	Mandara [illegible] LLC	Mandara Spa (Saipan) Inc.	Mandara Spa (Cruise I) LLC	Mandara Spa (Cruise II) LLC	Mandara Spa (Hawaii) LLC	Mandara Spa (Aruba) NV	Mandara Spa (Bahrain) LLC	Mandara Spa [illegible] Srl	Eliminating Entries	Total
Assets												
Current assets:												
Cash	$ 1,091,773	$ 304,599	$ 345,834	$ 11,219	$ 128,679	$ 369,765	$ 391,301	$ 84,227	$ 17,534	$ —	$ —	$ 2,951,072
Accounts receivable	9,361	441,841	353,487	43,436	163,156	9,457	72,171	—	—	30,816	—	1,133,443
Operating supplies	—	113,789	—	8,102	—	—	—	—	—	4,038	—	125,929
Retail inventory	—	134,774	91,909	3,376	8,312	34,613	23,690	32,785	—	1,848	—	331,017
Prepaid expenses and other	194	62,051	15,869	3,864	31,964	88,683	21,995	—	11,344	1,838	—	237,839
Total current assets	1,160,248	910,221	812,319	131,254	339,311	500,313	713,251	121,012	78,878	47,317	—	4,851,259
Property and equipment at cost, less accumulated depreciation and amortization	71,943	4,333,201	4,197,910	30,160	10,603	29,702	548,297	137,609	57,119	20,331	—	10,142,512
Intercompany receivable	14,045,815	116,845	—	5,000	—	—	—	—	—	—	(14,166,880)	—
Investments in subsidiaries	7,100	—	—	—	—	—	—	—	—	—	(7,100)	—
Other assets	14,814	83,360	3,353	—	—	—	50,000	—	—	—	—	151,547
Total assets	$ 15,243,437	$ 5,458,416	$ 5,333,450	$ 166,414	$ 350,031	$ 570,413	$ 1,311,654	$ 258,621	$ 122,997	$ 67,648	$ (14,173,980)	$ 15,145,318
Liabilities and members' equity												
Current liabilities:												
Accounts payable	$ 11,162	$ 240,609	$ 333,398	$ 10,317	$ 8,362	$ 199,691	$ 33,794	$ —	$ 31,817	$ 29,564	$ —	$ 877,239
Accrued expenses and other	23,005	347,876	227,456	31,091	—	31,763	61,909	33,150	—	8,129	—	767,911
Due to related parties	13,098	—	—	—	—	—	—	—	—	—	—	73,098
Intercompany payable	7,000	7,416,810	3,900,130	91,816	131,209	675,991	1,268,093	368,248	154,342	62,433	(14,166,880)	—
Current installments of notes payable	—	—	11,203	—	—	—	—	—	—	—	—	11,203
Total current liabilities	154,481	8,001,857	4,378,379	133,227	139,562	907,445	1,387,796	401,418	187,159	99,073	(14,166,880)	1,859,003
Notes payable to related parties	4,100,009	—	—	—	—	—	—	—	—	—	—	4,100,038
Notes payable, less current installment	—	—	116,710	—	—	—	—	—	—	—	—	116,710
Total liabilities	4,256,445	8,092,857	4,497,289	133,227	139,562	937,445	1,387,796	403,418	187,079	93,073	(14,166,190)	3,904,767
Members' equity (deficit)	10,987,452	(2,134,403)	836,163	31,267	210,669	(317,032)	(74,142)	(149,309)	(64,188)	(23,461)	(7,100)	9,242,432
Total liabilities and members' equity	$ 15,243,437	$ 5,958,454	$ 5,333,451	$ 164,494	$ 350,031	$ 570,413	$ 1,311,654	$ 254,188	$ 122,997	$ 67,644	$ (14,173,980)	$ 13,141,200

Mandara Spa LLC and Subsidiaries

Consolidating Statement of Operations

Year ended January 31, 2001

	Mandara Spa LLC	Mandara Spa (Guam) LLC	Mandara EBLV LLC	Mandara Spa (Saipan) Inc.	Mandara Spa (Cruise I) LLC	Mandara Spa (Cruise II) LLC	Mandara Spa (Hawaii) LLC	Mandara Spa (Aruba) NV	Mandara Spa (Bahamas) LLC	Mandara Spa Polynesia Sarl	Eliminating Entries	Total
Revenues:												
Spa services	$ —	$ 4,273,573	$ 5,468,887	$ 243,754	$ 906,313	$ 227,435	$ 92,889	$ 83,278	$ —	$ 38,093	$ —	$ 11,338,124
Retail sales	—	341,728	874,227	1,085	60,706	14,549	2,786	6,451	—	1,448	—	1,360,990
Consulting fees	38,000	—	—	—	—	—	—	—	—	—	—	38,000
Total revenues	38,000	4,617,301	6,343,114	246,771	966,919	241,984	95,675	89,729	—	39,541	—	12,737,114
Spa direct expenses:												
Spa wages and related benefits	—	1,645,130	2,873,318	63,509	200,162	2,483	57,283	59,078	—	22,139	—	4,923,814
Premises rent	—	307,919	455,764	24,535	241,671	148,851	6,311	6,659	—	3,163	—	1,393,772
Operating supplies	—	374,633	443,935	13,779	83,874	369,770	11,332	84,412	—	2,100	—	1,239,827
Cost of retail sales	—	281,810	426,252	567	19,651	6,546	841	6,090	—	714	—	671,777
Repairs and maintenance	—	204,578	198,631	500	1,339	—	—	—	1,350	—	—	408,363
Utilities	—	153,817	44,883	—	—	—	2,087	—	—	—	—	200,787
Other	—	271,272	16,266	7,831	8,034	2,435	8,471	3,823	—	952	—	324,385
Total spa direct expenses	—	3,238,461	4,458,919	117,020	555,484	571,867	86,337	162,063	1,350	29,068	—	9,162,730
General and administrative expenses:												
Management salaries and related benefits	342,030	393,613	349,304	41,487	31,490	18,075	39,578	17,098	7,300	14,927	—	1,454,925
Other wages and related benefits	—	163,342	—	—	—	—	—	—	—	—	—	243,347
Office and administrative expenses	56,319	233,707	247,287	30,416	79,870	20,715	21,320	18,742	15,772	1,827	—	738,593
Professional fees	518,336	24,270	44,889	5,991	—	63	7,481	18,977	25,481	8,372	—	658,747
Advertising and marketing	65,573	155,193	28,410	6,773	7,257	—	8,594	2,000	—	616	—	307,461
Travel and entertainment	92,541	41,086	5,816	13,529	83,531	18,096	650	4,367	4,073	5,452	—	271,397
Other	31,066	1,642	—	—	79	—	1,428	—	—	33	—	34,301
Total general and administrative expenses	1,315,595	1,107,561	675,546	98,202	199,231	57,226	79,657	71,164	62,832	33,037	—	3,658,969
(Loss) income from operations	(1,277,595)	271,078	1,208,639	36,548	212,328	(336,519)	(70,309)	(145,338)	(64,187)	(20,554)	—	(164,584)
Depreciation and amortization	(3,623)	(493,531)	(385,615)	(4,887)	(1,639)	(593)	(5,838)	—	—	(593)	—	(896,013)
Interest and other (expense) income, net	(429,789)	4,049	(10,617)	—	—	—	—	210	—	(1,289)	—	(437,396)
Net (loss) income	$ (1,711,307)	$ (218,404)	$ 812,417	$ 31,661	$ 210,689	$ (337,037)	$ (76,147)	$ (145,308)	$ (54,187)	$ (22,403)	$ —	$ (1,518,023)

<u>Schedule 3</u>

Mandara Spa LLC and Subsidiaries

Consolidating Statement of Changes in Members' Equity

From Inception (August 7, 1997) to January 31, 2000

	Mandara Spa LLC	Mandara Spa (Guam) LLC	Mandara PSLV LLC	Mandara Spa (Saipan) Inc.	Eliminating Entries	Total
Initial capital contributions	$2,200,000	$ --	$ —	$ —	$ —	$ 2,200,000
Net loss	(489,499)	(673,170)	—	—	—	(1,162,669)
Preferred capital contributions	1,900,000	2,000	—	—	(2,000)	1,900,000
Members' equity (deficit) at January 31, 1999	3,610,501	(671,170)	--	--	(2,000)	2,937,331
Capital contributions	1,133,333	—	100	5,000	(5,100)	1,133,333
Net (loss) income	(1,429,217)	(1,286,829)	13,638	(1,454)	--	(2,693,862)
Preferred capital contributions	8,703,791	—	—	—	—	8,703,791
Members' equity (deficit) at January 31, 2000	$12,018,408	$(1,957,999)	$13,738	$3,546	$(7,100)	$10,080,593

Mandara Spa LLC

Consolidated Balance Sheet
As of April 30, 2001
(UNAUDITED)

Cash	$ 3,605,563
Accounts receivable	1,727,539
Operating supplies	102,728
Retail inventory	416,309
Prepaid expenses & other assets	417,949
Total current assets	6,270,088
Leasehold improvements	14,799,819
Furniture fixtures and equipment	1,943,156
Vehicles	70,749
Accumulated depreciation	(1,690,413)
Net property & equipment	15,123,311
Intercompany accounts	(0)
Other assets	204,302
Total Assets	$ 21,597,701
Trade accounts payable	$ 1,053,249
Accrued expenses	704,415
Accrued interest payable	72,082
Notes payable (current)	24,000
Current liabilities	1,853,746
Notes payable (long term)	101,633
Notes payable - Members	10,250,000
Long-term liabilities	10,351,633
Total liabilities	12,205,379
Total Members' equity	9,392,322
Total liabilities and equity	$ 21,597,701

Mandara Spa LLC
Consolidated Financial Statements
Budget vs. Actual
P&L

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R
2																		
3		CURRENT MONTH TOTAL																
4		April 2001																
5		Total before corporate overhead						Corporate	Consolidated		Consolidated				Consolidated			
6		Actual	%	Budget	%	Variance	%	Overhead	Actual	%	Budget	%	Variance	%	Last Year	%	Variance	%
7	Treatment revenue	$ 2,261,637	91%	$ 2,049,815	87%	$ 211,722	10%	$ 1,000	$ 2,262,637	91%	$ 2,049,315	87%	$ 212,722	10%	$ 683,526	85%	$ 1,579,111	231%
8	Retail revenue	219,838	9%	316,941	13%	(97,104)	-31%	-	219,838	9%	318,341	13%	(97,134)	-31%	124,823	15%	95,215	76%
9	Total gross revenue	2,481,475	100%	2,366,857	100%	114,618	5%	1,000	2,482,475	100%	2,366,357	100%	115,818	5%	808,149	100%	1,674,326	207%
10																		
11																		
12	Premise costs	656,686	26%	639,802	27%	(16,884)	-2%	-	655,668	26%	639,802	27%	(15,834)	-2%	134,591	17%	(521,075)	-387%
13																		
14	Spa direct wages	796,671	32%	604,422	26%	(192,249)	-32%	-	796,671	32%	604,422	26%	(192,249)	-32%	320,376	40%	(476,294)	-149%
15																		
16	Operating supplies/Cost of sales	252,185	10%	285,905	12%	33,719	12%	-	252,185	10%	285,905	12%	33,719	12%	129,104	16%	(123,081)	-95%
17																		
18	Other spa direct costs	96,320	4%	48,184	2%	(48,137)	-100%	-	96,320	4%	48,184	2%	(48,137)	-100%	15,406	2%	(80,914)	-525%
19																		
20	Total spa expenses	1,800,842	73%	1,578,312	67%	(222,530)	-14%	-	1,800,842	73%	1,578,312	67%	(222,530)	-14%	599,478	74%	(1,201,364)	-200%
21																		
22																		
23	Spa contribution/Spa level GOP	680,633	27%	788,546	33%	(107,612)	-14%	1,000	681,633	27%	788,545	33%	(106,912)	-14%	208,671	26%	472,961	227%
24																		
25																		
26	G & A expenses	274,216	11%	280,691	12%	6,476	2%	162,366	436,581	18%	444,375	19%	7,794	2%	186,090	23%	(250,491)	-135%
27																		
28	Marketing expenses	113,837	5%	45,799	2%	(68,038)	-149%	20,000	133,837	5%	65,799	3%	(68,038)	-103%	20,183	2%	(113,654)	-563%
29																		
30	EBITDA from operating spas	292,681	12%	462,056	20%	(169,474)	-37%	(181,366)	111,215	4%	278,371	12%	(167,156)	-60%	2,399	0%	108,816	4537%
31																		
32	Spa development expenses:																	
33	Operating supplies	-	0%	-	0%	-	n/a	-	-	0%	-	0%	-	n/a	-	0%	-	n/a
34	Personnel costs	45,353	2%	31,000	1%	(14,353)	-46%	-	45,353	2%	31,000	1%	(14,353)	-46%	-	0%	(45,353)	n/a
35	Other expenses	13,908	1%	-	0%	(13,908)	n/a	939	14,847	1%	-	0%	(14,847)	n/a	-	0%	(14,847)	n/a
36	Total spa development expenses	59,261	2%	31,000	1%	(28,261)	-91%	939	60,201	2%	31,000	1%	(29,201)	-94%	-	0%	(60,201)	n/a
37																		
38	Non recurring expenses	-	0%	-	0%	-	n/a	-	-	0%	-	0%	-	n/a	-	0%	-	n/a
39																		
40	EBITDA	233,319	9%	431,055	18%	(197,735)	-46%	(182,306)	51,014	2%	247,371	10%	(196,356)	-79%	2,399	0%	48,616	2027%
41																		
42	Depreciation and amortization	127,691	5%	100,614	4%	(27,077)	-27%	(6,321)	121,370	5%	100,614	4%	(20,756)	-21%	73,318	9%	(43,052)	-58%
43	Shareholder interest expense	-	0%	-	0%	-	n/a	72,082	72,082	3%	129,300	5%	57,218	44%	110,013	14%	37,931	34%
44																		
45	Net income	$ 105,628	4%	$ 330,441	14%	$ (224,812)	-68%	$ (248,067)	$ (142,439)	-6%	$ 17,457	1%	(159,896)	-916%	$ (180,932)	-22%	38,494	21%
46																		

Mandara Spa LLC

Reconciliation of P&L to Cashflows
January 1, 2001 - April 30, 2001
(UNAUDITED)

	Actual Jan - April 2001
Gross Revenues	**$8,580,497**
Total Operating Expenses	(7,539,362)
EBITDA from operating spas	**$1,041,135**
Total development costs expensed to p&l statement	(523,762)
EBITDA (after corporate)	**$517,373**
Less:	
Depreciation and amortization	($420,011)
Interest due to members	(199,418)
Net Income / (Loss)	**($102,056)**
Adjustments to reconcile net income/loss to net cash provided by operations	
Depreciation and amortization	$420,011
Interest due to members	199,418
Increase (decrease) in cash attributable to changes in operating assets and liabilities:	
Accounts receivable	(873,177)
Operating supplies	(74,698)
Retail inventory	(95,530)
Prepaid expenses & other assets	(237,799)
Trade accounts payable	(157,131)
Accrued expenses	(8,644)
Accrued interest	(28,070)
Net change in working capital other than cash - operating spas	(1,475,049)
Net cash available from operations	**($957,676)**
DEVELOPMENT ACTIVITIES	
Purchase of equipment - operating spas	(76,293)
Total Spa development costs - capitalized	(5,501,738)
Total cash used in development activities	**($5,578,031)**
FINANCING ACTIVITIES	
Shareholder Loans	6,150,000
Net Cash provided by/(used by) financing activities	**$6,150,000**
Net change in cash	($385,707)
Cash at beginning of period	$3,991,270
Cash at end of period	$3,605,563

Schedule 2.26
Control of Related Businesses

- Thomas M. Gottlieb has an ownership interest in Mount View Hotel & Spa located in Calistoga, California, which provides spa services. Thomas M. Gottlieb also owns 1% of the shares of Essential Elements, which is in the business of manufacturing and distributing spa products.

- John A. Pritzker has an ownership interest in certain affiliates of Red Sail Spas, L.L.C., which operate fitness facilities and recreational activities at certain hotels, resorts and similar venues. John A. Pritzker also has an indirect ownership interest in Hyatt Hotels Corporation and its affiliated and related entities, which operate hotels with spa facilities worldwide.

- See Schedule 2.9.

Schedule 3.4
Consents

- Pursuant to Section 9.2 of the Operating Agreement, the members of Mandara Spa LLC have a right of first refusal and co-sale rights with respect to transfers of membership interests. Sellers have provided Shiseido Investment U.S., Inc. (f/k/a Shiseido Relaxation Investment Company, Inc.) with written notice of the sale of interests contemplated by this Agreement on or about April 3, 2001 and June 5, 2001.

- Pursuant to Section 9.2 of the Operating Agreement, the members of Mandara Spa LLC have a right of first refusal and co-sale rights with respect to the transfer of membership interests, including, without limitation, pledges of membership interests.

- Form BE-13 is required to be filed with the U.S. Department of Commerce for investment transactions in which a foreign person acquires at least a ten percent ownership interest in a United States business enterprise that has total assets of more than $3 million.

Schedule 8.3(a)
Expansion Projects

- *See attached.*

General Info

Existing Capture Rate in LV	2001 YTD through 5-31-01	6.20%
	CR excluding fitness	4.80%

Project 1: 6 additional Treatment Rooms in 1128 sf

Plan is to construct 6 or 7 additional facial rooms, each aproximately 130 square feet, a small BOH area, guest seating area, and retail product sales area
We have a preliminary budget for this project of $380,000. We will value engineer this down to not more than $350,000.

Project 2: Salon/Spa Suites Upgrade + Expansion
3 addtl Pedicure Stations
2 addtl Manicure & 2 addtl Hair Stations
More Retail Display for Salon Guests

We have a preliminary budget for this project of $150,000. We will value engineer this down to not more than $125,000.

Upgrade existing 6 Six Spa Suites

The rooms are currently underutilized, and senior management and local LV Spa management believe we can increase room utilization and revenue by upgrading the look and feel of the suites. No plumbing, HVAC or electric will need to be changed, only interior finishing materials.

We have budgeted $50,000 for all six rooms, or aproximately $8,000 per room.

Total Cost not to exceed $525,000. Investment would be made from July - October, 2001.

			YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Number of Guests /room			1.70	1.70	1.70	1.70	1.70	1.70	1.70	1.70	1.70	[illegible]
Occupancy			85.00%	85.00%	85.00%	85.00%	85.00%	85.00%	85.00%	85.00%	85.00%	85.00%
Avg Number of In-house Guests per day			4,706	4,706	4,706	4,706	4,706	4,706	4,706	4,706	4,706	4,706
Project 1: 6 additional Treatment Rooms in 1121 sf												
Incremental In-House Guests/Weekdays + Sunday			10	12	14	14	14	14	14	14	14	14
Incremental In-House Guests/Saturday			30	32	34	34	34	32	34	34	34	32
Avg # of Incremental Guests/Day			13	15	17	17	17	17	17	17	17	[illegible]
Avg # of 1 Hour Treatments / guest			1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Avg price / treatment			110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00
Avg Spa Treatment Revenue Per Guest			110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00	110.00
Avg Retail rev / guest	15.0%		16.50	16.50	16.50	16.50	16.50	16.50	16.50	16.50	16.50	16.50
Incremental In-house Guest Capture Rate			0.27%	0.32%	0.37%	0.37%	0.37%	0.37%	0.37%	0.37%	0.37%	0.37%
Project 2: Salon/Spa Suites Upgrade + Expansion												
Incremental In-House Guests/Weekdays + Sunday			8	8	10	10	10	10	10	10	10	10
Incremental In-House Guests/Saturday			20	24	26	26	26	26	26	26	26	26
Avg # of Incremental Guests/Day			8	10	12	12	12	12	12	12	12	12
Avg # of 1 Hour Treatments / guest			1	1	1	1	1	1	1	1	1	1
Avg price / treatment			50	51.50	53.05	54.64	56.28	57.96	59.70	61.49	63.34	65.24
Avg Salon Treatment Revenue Per Guest			50	52	53	55	56	58	60	61	63	65
Avg Retail rev / guest	15.00%		7.50	7.73	7.96	8.20	8.44	8.69	8.96	9.22	9.50	9.79
Incremental In-house Guest Capture Rate			0.17%	0.22%	0.26%	0.26%	0.26%	0.26%	0.26%	0.26%	0.26%	0.26%
rate of growth	3.00%											
# of Incremental Guests / year			7,812	8,770	10,846	10,846	10,846	10,846	10,846	10,846	10,846	10,846
REVENUE												
Incremental Facial Services Revenue			518,214	622,250	689,757	689,757	689,757	689,757	689,757	689,757	689,757	689,757
Incremental Facial Product Sales			77,432	93,338	104,964	104,964	104,964	104,964	104,964	104,964	104,964	104,964
Incremental Salon Services Revenue			146,000	193,346	237,969	245,005	252,355	259,926	267,724	275,755	284,028	292,549
Incremental Salon Products Revenue			21,900	29,002	35,695	36,751	37,853	38,989	40,159	41,363	42,604	43,882
GROSS REVENUE			761,546	914,335	1,078,270	1,086,478	1,094,921	1,103,635	1,112,603	1,121,838	1,131,353	1,141,152
Cost of Retail	37.0%		36,752	44,156	52,038	52,434	52,843	53,262	53,695	54,141	54,600	55,073
NET REVENUE			724,794	870,780	1,026,232	1,034,042	1,042,087	1,050,373	1,058,908	1,067,698	1,076,753	1,086,079
Incremental Expenses												
Spa Therapists/Facialists	40.0%		206,486	240,900	278,803	278,803	278,803	278,803	278,803	278,803	278,803	278,803
Beauty Therapists	40.0%		58,400	77,338	85,148	98,002	100,942	103,970	107,090	110,302	113,611	117,020
Additional Spa Receptionist			40,150	41,355	42,595	43,873	45,187	46,545	47,941	49,379	50,861	52,387
Commission on Retail Sales	10.0%		9,933	11,934	14,064	14,171	14,282	14,395	14,512	14,632	14,757	14,885
Payroll Taxes/Workers Comp/benefits	20.00%		54,984	66,034	77,823	78,415	79,025	79,654	80,301	80,968	81,654	82,361
Marketing Collateral	1.50%		11,423	13,724	16,174	16,297	16,424	16,555	16,689	16,828	16,970	17,117
Professional Supplies	5.5%		5,633	5,872	6,823	6,823	6,823	6,823	6,823	6,823	6,823	6,823
Credit Card Fees & Bank Charges	2.50%		19,039	22,873	26,957	27,162	27,373	27,591	27,815	28,046	28,284	28,529
Utilities (power & water)	1.00%		5,102	903	1,050	1,050	1,050	1,050	1,050	1,050	1,050	1,050
Laundry services	1.75%		9,834	1,581	1,837	1,837	1,837	1,837	1,837	1,837	1,837	1,837
Total Direct Expenses			419,621	482,515	562,373	567,533	572,841	578,322	583,980	589,787	595,740	601,916
			55.10%	55.74%	52.16%	52.24%	52.32%	52.40%	52.48%	52.57%	52.66%	52.75%
TOTAL PAYROLL & BENEFITS			$369,833	$437,661	$500,533	$504,365	$510,341	$521,487	$529,747	$535,185	$540,786	$546,555
TOTAL PAYROLL AS % OF GROSS REVENUE			48.51%	47.92%	47.25%	47.34%	47.43%	47.52%	47.61%	47.71%	47.80%	47.90%

MANDARA SPA			YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
INDIRECT EXPENSES			2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Rent	9.00%		68,524	73,105	86,282	86,918	87,584	88,291	89,008	89,747	90,508	91,292
Night Cleaning			2,500	2,575	2,652	2,732	2,814	2,898	2,985	3,075	3,167	3,262
Maintenance & Reserve for FF&E	1.0%		7,615	9,143	10,783	10,865	10,949	11,036	11,126	11,218	11,314	11,412
TOTAL RENT + INDIRECT			71,639	84,913	99,717	100,515	101,357	102,225	103,119	104,040	104,989	105,966
%			9.3%	9.3%	9.2%	9.3%	9.3%	9.3%	9.3%	9.3%	9.3%	9.3%
INCREMENTAL NOI			234,131	303,346	364,162	365,935	367,882	369,824	371,828	373,891	376,015	378,203
%			31%	33%	34%	34%	34%	34%	33%	33%	33%	33%
Incremental Cashflow from New Operations			234,131	303,346	364,162	365,935	367,882	369,824	371,828	373,891	376,015	378,203
				0	0	0	0	0	0	0	0	0
IRR	57.16%	(525,000)	234,131	303,346	364,162	365,935	367,882	369,824	371,828	373,891	376,015	378,203

Atlantis Spa Phase II Expansion

Approximately 1200 square feet

Addition of 5 treatment rooms (4 single, one double)
Addition of 6 treatment beds
Addition of 2 100 square foot storage areas
Addition of 2 Retail Display Kiosks
Sound system
Lighting system
Building Shell
Interior Circulation Space

Estimate including framework, MEP, HVAC, finishes, FF&E:
1200 square feet x $350 per sq. ft.: $420,000

Atlantis Spa Phase III Expansion

Addition of 6 treatment rooms around the Thallasotherapy pool (4 single, two doubles)
Addition of 8 treatment beds
Renovation includes finished walls, doors and air-conditioning of space

Estimate including framework, MEP, HVAC, finishes, FF&E:
1000 square feet x $200 per sq. ft.: $200,000

Number of Guest Rooms (including apartments, condos, timeshare units)		2400	3000	3500	4000	4400	4400	4400	4400	4400	4400
Number of Guests /room		1.70	1.70	1.70	1.70	1.70	1.70	1.70	1.70	1.70	1.70
Occupancy		80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%
Avg Number of In-house Guests per day		3,264	4,080	4,760	5,440	5,984	5,984	5,984	5,984	5,984	5,984
Project 1: 5 additional Treatment Rooms											
Incremental In-House Guests/Day: High Season (182.5 days/year)		6	8	12	16	16	16	16	16	16	16
Incremental In-House Guests/Day: Low Season (182.5 days/year)		2	2	4	6	6	6	6	6	6	6
Avg # of Incremental Guests/Day		4	5	8	11	11	11	11	11	11	11
Avg # of 1 Hour Treatments / guest		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Avg price / treatment		110.00	113.30	116.70	120.20	123.81	127.52	131.35	135.29	139.34	143.52
Avg Spa Treatment Revenue Per Guest		110.00	113.30	116.70	120.20	123.81	127.52	131.35	135.29	139.34	143.52
Avg Retail rev / guest	15.0%	16.50	17.00	17.50	18.03	18.57	19.13	19.70	20.29	20.90	21.53
Incremental In-house Guest Capture Rate		0.12%	0.13%	0.16%	0.20%	0.18%	0.18%	0.18%	0.18%	0.18%	0.18%
Project 2: Glass in and Air Condition 4 Treatment Rooms adjacent to Thalassotherapy Pool											
Incremental In-House Guests/Day: High Season (182.5 days/year)		4	6	8	10	12	12	12	12	12	12
Incremental In-House Guests/Day: Low Season (182.5 days/year)		1	1	2	3	3	3	3	3	3	3
Avg # of Incremental Guests/Day		3	4	5	7	8	8	8	8	8	8
Avg # of 1 Hour Treatments / guest		1	1	1	1	1	1	1	1	1	1
Avg price / treatment		110	113.30	116.70	120.20	123.81	127.52	131.35	135.29	139.34	143.52
Avg Salon Treatment Revenue Per Guest		110	113	117	120	124	128	131	135	139	144
Avg Retail rev / guest	15.00%	16.50	17.00	17.50	18.03	18.57	19.13	19.70	20.29	20.90	21.53
Incremental In-house Guest Capture Rate		0.09%	0.09%	0.10%	0.12%	0.13%	0.13%	0.13%	0.13%	0.13%	0.13%
rate of growth	3.00%										
# of Incremental Guests / year		2,373	3,285	4,745	6,388	6,753	6,753	6,753	6,753	6,753	6,753
REVENUE											
Incremental Facial Services Revenue		160,600	227,450	340,781	482,603	497,081	511,993	527,353	543,174	559,469	576,253
Incremental Facial Product Sales		24,090	34,117	51,114	72,390	74,562	76,799	79,103	81,476	83,920	86,438
Incremental Salon Services Revenue		100,375	144,741	212,978	285,174	338,918	348,988	359,558	370,346	381,456	392,900
Incremental Salon Products Revenue		15,056	21,711	31,946	42,776	50,838	52,363	53,934	55,552	57,218	58,935
GROSS REVENUE		300,121	428,019	636,787	882,944	961,400	990,242	1,019,949	1,050,547	1,082,064	1,114,526
37.0% Cost of Retail		14,484	20,657	30,732	42,612	46,398	47,790	49,224	50,700	52,221	53,788
NET REVENUE		285,637	407,363	606,005	840,332	915,002	942,452	970,725	999,847	1,029,843	1,060,739
Incremental Expenses											
20.0% Spa Therapists/Facialists (Total incl benefits)		32,120	45,490	68,152	96,521	99,416	102,398	105,471	108,635	111,894	115,251
20.0% Beauty Therapists (Total including benefits)		20,075	28,948	42,595	57,035	67,784	69,817	71,912	74,069	76,291	78,580
Additional part time Spa Receptionist		10,000	10,300	10,609	10,927	11,255	11,593	11,941	12,299	12,668	13,048
10.0% Commission on Retail Sales		3,915	5,583	8,306	11,517	12,540	12,914	13,304	13,703	14,114	14,537
0.00% Marketing Collateral		0	0	0	0	0	0	0	0	0	0
4.0% Professional Supplies		964	1,365	2,045	2,890	2,982	3,072	3,164	3,258	3,357	3,458
2.50% Credit Card Fees & Bank Charges		7,503	10,700	15,920	22,074	24,035	24,756	25,499	26,264	27,052	27,863
1.00% Utilities (power & water)		1,600	341	511	724	746	768	791	815	839	864
1.75% Laundry services		2,811	597	884	1,267	1,305	1,344	1,384	1,426	1,468	1,512
Total Direct Expenses		78,983	103,324	149,033	202,959	220,063	225,665	232,465	240,489	247,883	255,913
		26.32%	24.14%	23.40%	22.99%	22.89%	22.89%	22.89%	22.89%	22.89%	22.89%
TOTAL PAYROLL & BENEFITS		$66,115	$88,321	$139,682	$175,993	$190,995	$196,726	$202,627	$208,706	$214,967	$221,416
TOTAL PAYROLL AS % OF GROSS REVENUE		22.03%	21.18%	20.36%	19.93%	19.87%	19.87%	19.87%	19.87%	19.87%	19.87%

MANDARA SPA		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
INDIRECT EXPENSES		2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Rent	30.00%	90,036	128,406	191,036	264,883	288,420	297,073	305,985	315,164	324,619	334,359
Night Cleaning		2,500	2,575	2,652	2,732	2,814	2,898	2,985	3,075	3,167	3,262
1.0% Maintenance & Reserve for FF&E		3,001	4,280	6,368	8,829	9,614	9,902	10,199	10,505	10,821	11,145
TOTAL RENT + INDIRECT		95,536	135,261	200,056	276,444	300,848	309,873	319,169	328,744	338,607	348,765
%		31.8%	31.6%	31.4%	31.3%	31.3%	31.3%	31.3%	31.3%	31.3%	31.3%
INCREMENTAL NOI		111,187	168,777	256,973	360,929	394,091	405,914	418,091	430,634	443,553	456,860
%		37%	39%	40%	41%	41%	41%	41%	41%	41%	41%
Incremental Cashflow from New Operations		111,187	168,777	256,973	360,929	394,091	405,914	418,091	430,634	443,553	456,860
			0	0	0	0	0	0	0	0	0
IRR	38.17% (620,805)	111,187	168,777	256,973	360,929	394,091	405,914	418,091	430,634	443,553	456,860

Schedule 10.1
Non-Compete Parties

- Thomas M. Gottlieb
- John A. Pritzker

Disclosure Schedule

to

Membership Interest Purchase Agreement
by and among

Steiner Spa Limited

Steiner Leisure Limited

Red Sail Spas, L.L.C.

and

SP Spas LLC

Dated as of June 27, 2001

Preface

The following is the Disclosure Schedule of Buyer and Steiner to that certain Membership Interest Purchase Agreement, by and among Steiner Spa Limited, Steiner Leisure Limited, Red Sail Spas, L.L.C. and SP Spas LLC (the "Agreement"). Unless otherwise stated, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Agreement.

The sections of this Disclosure Schedule are arranged to correspond to the sections contained in Article IV of the Agreement, and the disclosures in any section of this Disclosure Schedule shall qualify the corresponding section of Article IV of the Agreement and all other sections in Article IV of the Agreement.

The bold-faced headings contained in the Disclosure Schedule are included for convenience only and are not intended to limit the effect of the disclosures contained in the Disclosure Schedule or to expand the scope of the information required to be disclosed in the Disclosure Schedule.

The reference to or listing, description, disclosure or other inclusion of any item or other matter, including, without limitation, any change, violation, breach, debt, obligation or liability, in the Disclosure Schedule shall not be construed by any third party to be an admission or suggestion that such item or matter constitutes a violation of, breach or default under, any contract, agreement, note, lease or otherwise.

Schedule 4.1
Organization

The organizational documents of Buyer have been filed with the appropriate government agency in The Bahamas, but Steiner has not received official confirmation of organization from such agency.

Schedule 4.2
Authorization

See Schedule 4.1.

Schedule 4.3
Conflicts

(c) In connection with the transactions contemplated by the Agreement, Steiner is obtaining financing which will result in Liens on its on its assets and the assets of its subsidiaries.

Schedule 4.4
Consents

Form BE-13 will be required to be filed with the Department of Commerce/Bureau of Economic Analysis within 45 days of Closing.

Any filings as required pursuant to the Registration Rights Agreement.

Any filings/permits required in jurisdictions in which Buyer is acquiring a property interest pursuant to the acquisition of a Mandara Entity.

Schedule 4.5
Litigation

1. Keicher, et. al. v. Louis Ongsingco, et. al., in the Circuit Court for Baltimore County, Case No. 03-C-01-005622. This claim does not hinder Steiner's ability to consummate the transactions contemplated by the Agreement.

2. Latoya Bain, Denise Cartwright, Kenoshia Saunders, et. al. and Tamesha Sargeant v. Steiner Leisure Limited, filed in The Bahamas, Case No. 63 of 2001. This claim does not hinder Steiner's ability to consummate the transactions contemplated by the Agreement.

3. Dispute between Contractor and Elemis Ltd. ("Elemis") – The contractor of the Elemis Day Spa has asserted in correspondence that it is entitled to an additional payment of 350,000 for the completion of work at the spa. Elemis contests this amount and is considering an action against the contractor to recover some of the money already paid under the contract. Elemis has hired a third party to value the construction, and the contractor has since offered to settle the dispute for 170,000. Elemis is awaiting the final valuation before deciding how to proceed in this matter.

4. Threatened litigation by uniform designer against Elemis – A designer of uniforms has threatened legal action against Elemis for infringement in connection with the use of a copyrighted design with respect to certain uniforms sold by Elemis. The supplier of the uniforms has agreed to indemnify Elemis in connection with such action and has paid all of Elemis' legal costs to date in connection with this claim.

5. Ordinary course litigation made against Steiner and/or its Subsidiaries which is covered by liability insurance policies, subject to applicable limitations and deductibles.

Schedule 4.6
Commissions

A commission will be payable with respect to investment banking and financial advisory services performed by David Harris.

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is made as of this 3rd day of July, 2001 by and between Mandara Spa LLC, a Delaware limited liability company (the "Company"), and Thomas M. Gottlieb ("Employee").

WITNESSETH:

WHEREAS, the Company and Employee desire to provide for the terms of the services to be performed by Employee for the Company.

NOW THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

1. **Employment.**

(a) Duties.

(i) First Two Employment Years. For the first two (2) Employment Years (as defined below), the Company hereby employs Employee as President of the Company and Employee hereby accepts such employment. Employee shall manage the day-to-day operations of the Company (including, but not limited to continuing to perform the duties he has performed to date for the Company, facilitating the successful and smooth transition of the Company's cruise ship operations to management by Steiner Transocean Limited, developing, commencing the operations of, and managing the land-based operations of the Company, and coordinating operational and strategic matters with Mandara Spa Asia Limited) and have such other duties and responsibilities consistent with such position as may be determined from time to time by the Board of Managers of the Company (the "Board") or the Chairman of the Board of the Company (the "Chairman"), including duties with respect to subsidiaries of the Company (each, an "Affiliate").

(ii) Third Employment Year. During the third Employment Year, the Company shall employ Employee on a part-time basis and Employee shall be required to provide, at the Company's request up to one hundred fifty (150) hours of service to the Company during that Employment Year and shall have such title, such duties and provide services at such times as reasonably requested by the Board or the Chairman

(iii) Full and Part Business Time. During the first two (2) Employment Years, Employee shall devote his full business time and effort to the conduct of his duties hereunder and during the third Employment Year, Employee shall devote his partial business time and effort to the conduct of his duties hereunder and; *provided, however*, that nothing herein shall prevent Employee from (a) making and managing personal investments consistent with Section 6 below or (b) engaging in community and/or charitable activities, so long as the activities described in the immediately preceding clauses (i) and (ii) do not interfere with the proper performance of his duties and responsibilities to the Company and do not violate the terms of Section 6, below. The Company agrees that, to the extent that any such activities have been conducted by Employee prior to the date of this Agreement (the "Current Activities"), the continued conduct of such activities (or the conduct of activities similar in nature and scope thereto) subsequent to such date shall not thereafter be deemed to interfere with the performance of Employee's responsibilities to the Company or to be inconsistent with the Company's policies. The Current Activities consist of certain passive investments unrelated to the spa industry as well as the activities reflected in the last sentence of Section 6(b), below. The Company also agrees that Employee may receive compensation in connection with his service on corporate boards, without set-off, adjustment or diminution of his salary, bonus or any other rights hereunder.

2. **Term.** This Agreement is for a three (3) year term commencing on the date hereof (the "Commencement Date") and terminating on June 30, 2004, unless terminated sooner in accordance with the terms and conditions in Section 5, below. Each twelve-month period hereunder commencing with the Commencement Date is referred to herein as an "Employment Year."

3. **Compensation; Benefits; Expense Reimbursement; Etc.**

(a) Salary; Bonus; Etc. Except as otherwise provided herein, the Company shall pay to Employee during the term hereof compensation as described in this Section 3(a), all of which shall be subject to such deductions as may be required by applicable law or regulation:

(i) Base Salary. With respect to the (A) first Employment Year, a base salary of Two Hundred Fifty Thousand Dollars (U.S. $250,000); (B) second Employment Year, a base salary of Two Hundred Sixty-Two Thousand Five Hundred Dollars ($262,500), in each case payable in bi-weekly installments and (C) third Employment Year, a base salary of One Hundred Thousand Dollars ($100,000) (collectively such amounts for each such Employment Year, the "Base Salary").

(ii) Incentive Bonus.

(A) With respect to the period from the date hereof through December 31, 2001 (the "First Bonus Period"), Employee shall be entitled to receive a bonus of up to fifteen percent (15%) of Base Salary as follows: (1) Employee shall receive a discretionary bonus of up to seven and one-half percent (7.5%) of Base Salary, which bonus shall be determined in good faith by the Chief Executive Officer of Steiner Leisure Limited, the ultimate parent corporation of the Company ("Steiner"), based on the growth and expansion of the Company's business (*e.g.*, signing of contracts for new spa developments, etc.); and (2) Employee shall receive a bonus of up to seven and one-half percent (7.5%) of Base Salary based on the Adjusted EBITDA (as defined below) being at least seventy-five percent (75%) of Budgeted EBITDA (as defined below), for the Period in question in which case the Employee shall receive a bonus equal to the actual percentage of Adjusted EBITDA earned multiplied by the maximum bonus amount under this clause (2) (*for example*: (1) if the Adjusted EBITDA is 83% of the Budgeted EBITDA Amount for the first Employment Year, the Employee would receive a bonus in the amount of $15,563 pursuant to this clause (B) (*i.e.*, $250,000 x 7.5% x 83%); (2) if the Company achieves 100% of Budgeted EBITDA for the first Employment

Year, the Employee would receive a bonus in the amount of $18,950 pursuant to this clause (B) (*i.e.*, $250,000 x 7.5% x 100%); and (3) if the Adjusted EBITDA is 73% of Budgeted EBITDA for the first Employment Year, the Employee would receive not receive a bonus pursuant to this clause (2)); and

(B) With respect to the period from January 2, 2002 through December 31, 2002 (the "Second Bonus Period") Employee shall be entitled to receive a bonus of up to thirty percent (30%) of Base Salary as follows: (1) Employee shall receive a discretionary bonus of up to fifteen percent (15%) of Base Salary, which bonus shall be determined in good faith by the Chief Executive Officer of Steiner based on the growth and expansion of the Company's business (*e.g.*, signing of contracts for new spa developments, etc.); and (2) Employee shall receive a bonus of up to fifteen percent (15%) of Base Salary based on the Adjusted EBITDA being at least seventy-five percent (75%) of Budgeted EBITDA (as defined below), for the period in question in which case the Employee shall receive a bonus equal to the actual percentage of Budgeted EBITDA earned multiplied by the maximum bonus amount under this clause (2) (*for example*: (1) if the Adjusted EBITDA is 83% of Budgeted EBITDA for the first Employment Year, the Employee would receive a bonus in the amount of $31,903 pursuant to this clause (B) (*i.e.*, average Base Salary ($256,250) x 15% x 83%); (2) if the Company achieves 100% of Budgeted EBITDA for the first Employment Year, the Employee would receive a bonus in the amount of $38,438 pursuant to this clause (B) (*i.e.*, average Base Salary ($256,250) x 15% x 100%); and (3) if the Adjusted EBITDA is 73% of Budgeted EBITDA for the first Employment Year, the Employee would receive not receive a bonus pursuant to this clause (2)).

(C) With respect to the period from January 1, 2003 through June 30, 2003 (the "Third Bonus Period"), Employee shall be entitled to receive a bonus of up to fifteen percent (15%) of Base Salary as follows: (1) Employee shall receive a discretionary bonus of up to seven and one-half percent (7.5%) of Base Salary, which bonus shall be determined in good faith by the Chief Executive Officer of Steiner, based on the growth and expansion of the Company's business (*e.g.*, signing of contracts for new spa developments, etc.); and (2) Employee shall receive a bonus of up to seven and one-half percent (7.5%) of Base Salary based on the Adjusted EBITDA being at least seventy-five percent (75%) of Budgeted EBITDA for the period in question in which case the Employee shall receive a bonus equal to the actual percentage of Budgeted EBITDA earned multiplied by the maximum bonus amount under this clause (2).

For purposes of this Section 3(a)(ii), (1) "Adjusted EBITDA" means the amount of the EBITDA (as defined below) of the Company earned during period in question, *less* the Remaining Development Expenses (as defined in that certain Membership Interest Purchase Agreement dated as of June 26, 2001 among Steiner Spa Limited, Steiner Leisure Limited, Red Sail Spas, L.L.C. and SP Spas LLC (the "Purchase Agreement")), and *less* the Additional Capital Expenses (as defined in the Purchase Agreement), if any, incurred during the period, and (2) "EBITDA" means the actual cumulative consolidated earnings of the Company before interest income, interest expense, Taxes (as defined in the Purchase Agreement), depreciation and amortization, as determined in accordance with GAAP (as defined in the Purchase Agreement), consistent with the Company's past practices, *less* any EBITDA Exclusion Amounts (as defined in the Purchase Agreement). For the avoidance of doubt, the parties agree and acknowledge that the operations of any Approved Expansion Project (as defined in the Purchase Agreement) and any Approved Pipeline Project (as defined in the Purchase Agreement) shall be taken into account for the purposes of determining EBITDA. Budgeted EBITDA for the respective periods are as follows: with respect to the (i) First Bonus Period -$3,421,656; (ii) Second Bonus Period - $8,907,400; and (iii) Third Bonus Period - $4,453,700.

Each of the bonuses described in this Section 3(a)(ii) are referred to herein as "Incentive Bonus" and shall be payable as follows: (i) for the First Bonus Period, the Incentive Bonus shall be calculated and paid out no later than the earlier to occur of: (A) five (5) business days following the date Steiner's 2001 Annual Report on Form 10-K is filed with the Securities and Exchange Commission, and (B) April 5, 2002; (ii) for the Second Bonus Period, the Incentive Bonus shall be calculated and paid out no later than the earlier to occur of: (A) five (5) business days following the date Steiner's 2002 Annual Report on Form 10-K is filed with the Securities and Exchange Commission, and (B) April 5, 2003; and (iii) for the Third Bonus Period, the Incentive Bonus shall be calculated and paid out no later than August 20, 2003.

(iii) Disability Insurance. During each of the first two (2) Employment Years hereof, Employee shall be paid an amount to be used toward the payment of the premium on a disability insurance policy (a "Policy") covering Employee, upon delivery to the Company of evidence reasonably satisfactory to the Company of the purchase by Employee of a Policy with an annual premium due during such Year in an amount at least equal to the amount requested by Employee under this Section 3(a)(ii). The reimbursement amounts for the Policy premiums shall be based on the actual amounts of the premium currently paid by Employee (approximately $4,800 per year), together with any increases thereto as a result of change in Employee's compensation or his age, and shall payable in equal installments at the times that the Base Salary is paid to Employee and shall be subject to such deductions as may be required by applicable law or regulation.

(b) Deferred Compensation. During each of the first two (2) Employment Years, the Company will establish and make available to Employee a deferred compensation plan substantially similar to other deferred compensation plans in effect for employees of Steiner (the "Deferred Plan"). Employee may elect, in accordance with the provisions of the Deferred Plan, to defer all or a portion of the amount of the Incentive Bonus payable to Employee. Any and all amounts that Employee elects to defer shall be held and administered in accordance with the terms and provisions of any such Deferred Plan.

(c) Share Options. Upon the date hereof in connection herewith, and in addition to any share options that may be granted to Employee as part of the Steiner's annual grant of options to officers and employees, Employee shall be granted share options to purchase Twenty-Five Thousand (25,000) Steiner common shares (the "Options"). The Options shall expire on the tenth anniversary of the date of grant, shall vest in equal installments on the first three anniversaries of the date of grant, shall be exercisable at an exercise price per share equal to the average of the high and low prices of such shares on the date hereof **[of grant]**. Employee shall be subject to the terms and conditions of, and entitled to all rights and privileges, pursuant to Steiner's Amended and Restated 1996 Share Option and Incentive Plan. The Options shall be evidenced by an Option Agreement in the form attached hereto as Exhibit A.

(d) Life Insurance. During each of the first two (2) Employment Years, during the term hereof, the Company shall provide Employee with term life insurance with a death benefit payable to beneficiaries designated by Employee equal 100% of the then current Base Salary. The Company shall pay all premiums with respect to such life insurance. Such life insurance may be provided either through the Company's group life insurance programs, by an individual policy, or by a combination of both group and individual policies.

(e) Other Benefits.

(i) First Two Employment Years. During the first two (2) Employment Years, the Company shall provide to Employee (A) all other types of benefits currently provided to the senior officers of significant subsidiaries of Steiner, as well as those which Steiner may, in the future, provide or cause to be provided to such senior officers, including, without limitation, life insurance, medical coverage (the "Medical Coverage"), benefits under any 401(k) plan of Steiner (on the same basis offered to such other senior officers) that the Company or its Affiliates offers (subject to rules relating to a waiting period after the commencement of employment) (the "401(k) Benefit") and eligibility to participate in share option or similar plans on the same basis as such other senior officers, and (B) an annual allowance of Eight Thousand Dollars ($8,000) for the use by Employee in purchasing or leasing an automobile and for the payment of insurance, maintenance and other expenses in connection with such automobile. In addition, during the first two (2) Employment Years, Employee shall be entitled to the following additional benefits to be provided at the Company's expense: (i) a laptop computer; and (ii) a cellular telephone.

(ii) Third Employment Year and Two Non-Compete Years. Except as provided in Section 3(e)(iii), during the third Employment Year, the only benefits of any kind (other than the Base Salary for such year) that Employee shall be entitled to receive will be the 401(k) Benefit and Medical Coverage up to a cost to the Company of Five Thousand Dollars ($5,000) per year (the "Continued Medical Coverage"), except that Employee may request no later than thirty (30) days prior to the commencement of the Third Employment Year that Employee desires to pay any costs of the Medical Coverage in excess of $5,000 by having the Company deduct such excess cost (which shall be determined based on the Company's actual costs thereof) from amounts otherwise payable to Employee, in which case the Medical Coverage will be obtained by the Company with such excess cost and such excess cost shall be deducted from amounts otherwise so payable to Employee (the "Medical Coverage Option"). During the any period after June 30, 2004 that Employee is subject to the Non-Compete Provisions (as defined below) and serves as a consultant to the Company, the Continued Medical Coverage and the Medical Coverage Option provisions of this Section shall apply.

(iii) In General. In addition, Employee shall be entitled to the following additional benefits to be provided at the Company's expense: (a) during any period of employment hereunder or in the event Employee serves as a consultant following the termination of employment hereunder, first/business class travel on all flights over four (4) hours duration; and (b) complimentary use by Employee and his spouse of spa facilities operated by Steiner and its subsidiaries (including those operated by the Company and its Affiliates) during the term hereof and for a period of ten (10) years following the expiration of any non-competition period hereunder (it being agreed that this benefit shall be terminated in the event that Employee is terminated for Cause (as defined herein)); *provided, however*, that such complimentary use of spa facilities shall be limited to (i) times that are other than peak usage times by customers of the facility in question and (ii) one pay-for-service treatment per day for each of employee and his spouse.

(f) Expense Reimbursement; No Relocation. The Company shall reimburse Employee for all ordinary and necessary business expenditures made by Employee in connection with, or in furtherance of, his employment hereunder upon presentation by Employee of expense statements, receipts, vouchers or such other supporting information as may from time to time be reasonably requested by the Chairman or the Board. The Company shall not, without Employee's prior written consent, relocate Employee more than twenty-five (25) miles from the Company's principal place of business in Honolulu, Hawaii.

(g) Section 16 Reporting Requirements. To the extent that Employee is reasonably determined by Steiner to be a person subject to the reporting requirements under Section 16 of the Securities Exchange Act of 1934, as amended, and, provided that Employee provides reasonable advance notice of any proposed transactions in the securities of Steiner by Employee and members of his family and otherwise complies with all securities trading policies of Steiner applicable to Employee (the Company will advise Employee in writing of such policies), the Company and Steiner shall, at no cost to Employee, advise and assist Employee with the preparation and filing of any reports to be filed thereunder (including, without limitation, making legal counsel available to Employee for the purposes of understanding his reporting obligations and any related trading restrictions).

4. **Vacation.** Employee shall be entitled to (i) four (4) weeks paid vacation per calendar year (such number of days to be pro-rated for any partial calendar year hereunder) (the "Vacation Days") and (ii) additional vacation days on each day that is a United States federal holiday. Notwithstanding the foregoing, Employee shall not be entitled to take in excess of two (2) consecutive weeks of vacation without the prior written consent of the Chairman. The vacation provided for in this Section 4 shall be coextensive with, and not cumulative with, vacations allowed pursuant to any employment agreements or other arrangements with any Affiliates. The Company shall pay to Employee on or before January 30th of the following year or, if this Agreement terminates other than on December 31, on or before the 30th day after such other termination, an amount representing the Base Salary (at the highest rate in effect for the year during which the Vacation Days were to have been taken) with respect to the Vacation Days not taken by Employee during any calendar; *provided, however*, that no payment shall be made with respect to more than ten Vacation Days for any calendar year.

5. **Termination.**

(a) Death.

(i) First Two Employment Years. In the event of Employee's death during the first two (2) Employment Years, the Company shall have no further obligations to make payments or otherwise under this Agreement, except that (A) the Company shall pay to Employee's surviving spouse or estate within ten (10) days after the date of Employee's death any (x) any unpaid accrued Base Salary pursuant to Section 3(a)(i), above, and (y) Incentive

Bonus pursuant to Section 3(a)(ii), above, in each case to which Employee was entitled on the date of death pursuant to the terms of those Sections and (z) any amount due to Employee as of the date of death as reimbursement of expenses under Section 3(f), above and (B) Employee's dependents shall also be entitled to any continuation of health insurance coverage rights to the extent required by applicable law (collectively the "All Years Death Benefits"). In addition, in the event of Employee's death during the first two (2) Employment Years, the Company shall pay to Employee's surviving spouse, or to Employee's estate if there is no surviving spouse, an amount equal to the sum of (x) 100% of Base Salary, at the annual rate in effect on the date of Employee's death, and (y) the "Average Bonus" (as defined below), pro rated through the date of Employee's death, such sum to be payable in bi-weekly installments for a period of one year following Employee's death]. For purposes of this Agreement, the term "Average Bonus" when calculated with reference to any date, shall mean, if such date is on or prior to December 31 of the Employment Year in which such date occurs, the arithmetic average of Employee's annual Incentive Bonus for the three preceding Employment Years (including any bonuses paid by the Company for corresponding periods prior to the date hereof); or, if such date is after December 31 of such Employment Year, the arithmetic average of Employee's Incentive Bonus for such Employment Year (calculated on an annualized basis based on the period in which such date occurs and the preceding periods of such Employment Year) and for the two preceding Employment Years.

(ii) Third Employment Year. In the event of Employee's Death during the third Employment Year, the Company shall pay to Employee's surviving spouse or estate the All Years Death Benefits in accordance with the provisions set forth in Section 5(a)(i) above.

(b) Disability.

(i) First Two Employment Years. If Employee becomes physically or mentally disabled during the term hereof so that he is unable to perform the services required of Employee pursuant to this Agreement, (A) as determined in good faith by the Board, for an aggregate of one hundred eighty (180) days in any three hundred sixty (360) day period (a "Disability"), the Company, at its option, may terminate Employee's employment hereunder (the date of such termination, the "Disability Date") and, thereafter, Employee shall not be deemed to be employed hereunder (except that Employee's obligations under Section 6, below, shall remain in full force and effect as provided herein) and the Company shall have no further obligations to make payments or otherwise under this Agreement, except as provided in this Section 5(b). In the event of a Disability, (A) the Company shall pay to Employee within ten (10) days after the Disability Date (x) any unpaid accrued Base Salary pursuant to Section 3(a)(i), above, and (y) any Incentive Bonus payable pursuant to Section 3(a)(ii), above, in each case to which Employee was entitled on the Disability Date pursuant to the terms of those Sections and (z) any amount due to Employee as of the Disability Date as reimbursement of expenses under Section 3(f), above and (B) Employee and his dependents shall also be entitled to any continuation of health insurance coverage rights to the extent required under applicable law (collectively, the "All Years Disability Benefits"). In addition, in the event of Employee's Disability during the first two (2) Employment Years, the Company shall pay to Employee an amount equal to the sum of (x) 100% of Base Salary, at the annual rate in effect on the Disability Date, and (y) the Average Bonus, pro rated through the Disability Date, such sum to be payable in bi-weekly installments for a period of one year following Employee's Disability Date. Nothing in this Agreement is intended to cause the Company to be in violation of the Americans with Disabilities Act. In the event the Employee's employment with the Company is terminated as a result of a Disability, Employee shall be subject to the provisions of set forth in Section 6(a) through 6(i) (the "Non-Compete Provisions") through June 30, 2004 unless the above payment required to be made by this Section 5(b) is not made as required by this Section 5(b), in which case Employee shall cease to be bound by the Non-Compete Provisions. In addition, the Company shall have the option to continue the duration of the Non-Compete Provisions until June 30, 2006, in which event the Company shall provide written notice of such election to Employee (the "Non-Compete Notice") within ten (10) days after the date of such termination and shall, within thirty (30) days of such termination, pay to Employee a lump sum of Two Hundred Thousand Dollars ($200,000) (the "Non-Compete Payment"). In the event that the Company does not pay the Non-Compete Payment in full within such thirty (30) day period, Employee shall cease to be bound by the Non-Compete Provisions after June 30, 2004.

(ii) Third Employment Year. In the event of Employee's Disability during the third Employment Year, the Company shall provide to Employee the All Years Disability Benefits in accordance with the provisions set forth in Section 5(b)(i) above.

(c) For Cause by Company. The Company may at any time during the term hereof, without any prior notice, terminate Employee's employment hereunder upon the occurrence of any of the following events (each referred to herein as "Cause"): (i) Employee's continued failure to substantially perform Employee's duties with the Company (other than any such failure resulting from Employee's incapacity due to physical or mental illness or injury); (ii) a violation by Employee of any written policy or directive of the Company applicable to Employee specifically, or to officers or employees of the Company, or of the Company, and its Affiliates generally, the violation of which policy or directive is materially and demonstrably injurious to the Company; (iii) Employee's excessive alcoholism or drug abuse that substantially impairs the ability of Employee to perform Employee's duties hereunder; (iv) continued gross negligence by Employee in the performance of his duties under this Agreement that results in material and demonstrable damage to the Company or any Affiliate; (v) violation by Employee of any lawful direction from the Board provided such direction is not inconsistent with Employee's duties and responsibilities to the Company hereunder; (vi) a conviction of Employee (or a plea of nolo contendere in lieu thereof) for (A) a felony or (B) a crime involving fraud, embezzlement or other criminal conduct by Employee; (vii) intentional or reckless conduct that results in material and demonstrable damage to the Company; or (viii) the committing by Employee of an act involving moral turpitude that results in material and demonstrable damage to the Company; provided, however, that in the case of any of the events described in clauses (i), (ii) (iv) (v) or (vii) above, such event shall not constitute Cause hereunder unless and until there is given to Employee by the Company a written notice which sets forth the specific respects in which it believes that Employee's conduct constitutes Cause hereunder, which conduct is not cured within ten (10) days of written notice thereof. If the Company terminates Employee's employment under this Agreement pursuant to this Section 5(c), the Company shall have no further obligations to make payments or otherwise under this Agreement, except that Employee shall be entitled to receive any (i) unpaid accrued Base Salary pursuant to Section 3(a)(i), above, through the date that is thirty (30) days after the date that the Company gives written notice of such termination to Employee (the "Termination Notice Date"), (ii) Incentive Bonus that is accrued pursuant to Section 3(a)(ii), above, and unpaid as of the date of such termination and (iii) any amount due to Employee under this Agreement as of the date of such termination. reimbursement of expenses under Section 3(f), above, in each case within sixty (60) days after the Termination Notice Date. Notwithstanding the foregoing, Employee shall, for all purposes. cease to be deemed to be employed by the Company as of the date of any termination of Employee pursuant to this Section 5(c), irrespective of whether written notice of termination is given on such date. In the event the Employee's employment with the Company is terminated for Cause, Employee shall be subject to the Non-Compete Provisions through June 30, 2004 unless the above payment required to be made by this Section 5(c) is not made as required by this Section 5(c), in which case Employee shall cease to be bound by the Non-Compete Provisions. In addition, the Company shall have the option to continue the duration of the Non-Compete Provisions until June 30, 2006, in which event the Company shall the Non-Compete Notice within ten (10) days after the date of such termination and shall, within thirty (30) days of such termination, pay to the Non-Compete Payment. In the event that the Company does not pay the Non-Compete Payment in full within such thirty (30) day period, Employee shall cease to be bound by the Non-Compete Provisions after June 30, 2004.

(d) Other Terminations. In the event the Employee's employment with the Company is terminated by the Company without Cause, or the Employee terminates his employment with the Company with Good Reason (as defined below) after thirty (30) days' prior written notice to the Company and provided that the Company does not correct the circumstances giving the Employee Good Reason during such 30-day period (the date of termination, the "Termination Date"), (A) the Company shall pay to Employee within ten (10) days after the Termination Date (i) any unpaid accrued Base Salary pursuant to Section 3(a)(i), above, and (ii) any Incentive Bonus payable pursuant to Section 3(a)(ii), above, in each case to which Employee was entitled on the Termination Date pursuant to the terms of those Sections and (iii) any amount due to Employee as of the Termination Date as reimbursement of expenses under Section 3(f), above, and (B) Employee and his dependents shall also be entitled to any continuation of health insurance coverage to the extent required under applicable law. In addition, in the event of such termination during the first two (2) Employee Years, the Company shall pay to Employee, an amount equal to the sum of (i) the Base Salary due for the remaining term of this Agreement, and (ii) the Average Bonus with respect to whichever of the First Employment Year and Second Employment Year an Incentive Bonus was not paid, prorated through the Termination Date, such sum to be payable within thirty (30) days following Employee's Termination Date. Furthermore, following a termination pursuant to this Section 5(d), other than as provided in the next sentence. In the event the Employee's employment with the Company is terminated pursuant to this Section 5(d) (or in the event that Employee voluntarily terminates his employment with the Company without Good Reason), Employee shall be subject to the Non-Compete Provisions through June 30, 2004 unless the above payment required to be made by this Section 5(d) is not made as required by this Section 5(d), in which case Employee shall cease to be bound by the Non-Compete Provisions. In addition, the Company shall have the option to continue the duration of the Non-Compete Provisions until June 30, 2006, in which event the Company shall the Non-Compete Notice within ten (10) days after the date of such termination and shall, within thirty (30) days of such termination, pay to the Non-Compete Payment. In the event that the Company does not pay the Non-Compete Payment in full within such thirty (30) day period, Employee shall cease to be bound by the Non-Compete Provisions after June 30, 2004. For the purposes of this Agreement, "Good Reason" shall mean, any termination by the Employee that follows a material breach by the Company of this Agreement (it being agreed that a violation of the Company of its obligations to provide Employee with such duties and responsibilities as provided in Section 1 hereof shall be deemed a material breach by the Company of this Agreement).

6. **Non-Competition; Confidentiality; Etc.** All references to the "Company" in this Section 6 shall include Steiner and all direct and indirect subsidiaries of Steiner and all other affiliates (as that term is defined for purposes of Rule 405 under the Securities Act of 1933, as amended) of Steiner (each, a "Steiner Affiliate").

(a) Acknowledgment. Employee acknowledges and agrees that (i) in the course of Employee's employment by the Company, it will be necessary for Employee to acquire information which could include, in whole or in part, information concerning the sales, products, services, customers and prospective customers, sources of supply, computer programs, system documentation, software development, manuals, formulae, processes, methods, machines, compositions, ideas, improvements, inventions or other confidential or proprietary information belonging to the Company or relating to the affairs of the Company (excluding, after termination of Employee's employment with the Company, (A) information which is generally available to the public, (B) information obtained by the Employee from third persons not under agreement to maintain the confidentiality of the same, (C) information which the Employee is required to be disclosed by law or legal process and (D) information independently developed by the Employee prior to his ownership in and employment by the Company pursuant to this Agreement, collectively, the "Confidential Information"), (ii) the restrictive covenants set forth in this Section 6 are reasonable and necessary in order to protect and maintain such proprietary interests and the other legitimate business interests of the Company and that such restrictive covenants in this Section 6 shall survive the termination of this Agreement for any reason and (iii) the Company would not have entered into this Agreement unless such covenants were included herein.

(b) Non-Competition. Except as otherwise provided in this Agreement, Employee covenants and agrees that during the term hereof and, if applicable, for a period of two (2) years after expiration of this Agreement upon the completion of the three-year term hereof, Employee shall not engage, directly or indirectly, whether as an individual, sole proprietor, or as a principal, agent, officer, director, employer, employee, consultant, independent contractor, partner or shareholder of any firm, corporation or other entity or group or otherwise in any Competing Business. For purposes of this Agreement, the term "Competing Business" shall mean any individual, sole proprietorship, partnership, firm, corporation or other entity or group which offers or sells or attempts to offer or sell (i) spa services, skin or hair care products, or (ii) any other services then offered or sold by the Company as of August 1, 2001 or during the one (1) year period prior thereto, including, but not limited to, in the case of each of the preceding clauses (i) and (ii), offers or sales or attempts to offer or sell any of such services or products to or from any day spa, destination spa, resort, passenger cruise vessel or retail establishment. Notwithstanding the foregoing, nothing herein shall preclude or prohibit Employee from (A) maintaining a passive investment in publicly or privately held entities provided that Employee does not have more than a five percent (5%) beneficial ownership in any such public entity or a ten percent (10%) beneficial ownership in an such private entity; (B) owning approximately one percent (1%) of the shares of a privately held company, Essential Elements, which is in the business of manufacturing distributing spa products (provided that Employee is not on the Board or active in the day to day management of such company); (C) serving as an officer or director of any entity, the majority of the voting securities of which is owned, directly or indirectly, by the Company; (D) maintaining a direct or indirect ownership interest in, and operating the business of the Mount View Hotel & Spa located in Calistoga, California, or (E) in addition to the foregoing, acquiring, maintaining or disposing of a direct or indirect ownership interest of at least twenty percent (20%) in up to six (6) hotel or resort properties (including hotels or resorts containing spa facilities); *provided, however*, that none of such hotels or resorts shall be located within ten (10) miles of Outrigger Wailea Resort on the island of Maui, Hawaii or within the "Area Restriction" on the island of Oahu, Hawaii (as such term is defined in Section 18 of that certain Lease, dated December 14, 2001, between Hilton Hawaiian Village LLC and Mandara Spa (Hawaii), L.L.C.) (each of the activities referred to in foregoing clauses (A) through (E), collectively, the "Permitted Activity").

(c) Non-Solicitation of Customers and Suppliers. Except as otherwise provided in this Agreement, Employee covenants and agrees that during the term hereof and, if applicable, for a period of two (2) years after expiration of this Agreement upon the completion of the three-year term hereof, Employee shall not, whether as an individual or sole proprietor, or as a principal, agent, officer, director, employer, employee, consultant, independent contractor, partner or shareholder of any firm, corporation or other entity or group or otherwise, directly or indirectly, solicit the trade or business of, or trade, or conduct business with, any customer, prospective customer, supplier, or prospective supplier of the Company for any purpose other than for the benefit of the Company; except that the restriction on the solicitation of customers shall not apply in connection with a Permitted Activity; provided, however, that in no event shall Employee, whether in connection with a Permitted Activity or otherwise: (i) with respect to any Competing Business, solicit the trade or business of, or trade, or conduct business with any passengers on any passenger cruise vessel on which, or guests at any hotel or resort at which, the Company operates a spa facility (the "Likely Potential Customers") while such persons are passengers aboard such vessel or guests at such resort; or (ii) take any action intended to cause a Likely Potential Customer to patronize a spa facility in which the Employee has an interest instead of the spa facilities operated by the Company (including, without limitation, placing any advertising signs in the area of the Area Restriction, soliciting individuals on Company mailing lists or similar actions), it being agreed that nothing in this proviso is intended to otherwise prevent or prohibit Employee from using traditional advertising, marketing and promotional channels in connection with Employee's engagement in any Permitted Activity.

(d) Non-Solicitation of Employees, Etc. Except as otherwise provided in this Agreement, Employee covenants and agrees that during the term hereof and for a period of two years after expiration of this Agreement upon the completion of the three-year term hereof, Employee shall not, directly or indirectly, as an individual or sole proprietor, or as a principal, agent, employee, employer, consultant, independent contractor, officer, director, shareholder or partner of any person, firm, corporation or other entity or group or otherwise, without the prior express written consent of the Company approach, counsel or attempt to induce any person who is then in the employ of, or then serving as independent contractor with, the Company to leave the employ of, or terminate such independent contractor relationship with, the Company or employ or attempt to employ any such person or persons who at any time during the preceding six (6) months was in the employ of, the Company.

(e) Non-Disclosure of Confidential Information. Employee agrees to hold and safeguard the Confidential Information in trust for the Company and its successors and assigns and only use the Confidential Information for purposes of performing his duties hereunder, and agrees that he shall not, without the prior written consent of the Board, misappropriate or disclose or make available to anyone for use outside the Company at any time, either during his employment hereunder or subsequent to the termination of his employment hereunder for any reason, any of the Confidential Information, whether or not developed by Employee, except as required in the performance of Employee's duties to the Company or as required by applicable law. In the event that Employee is requested or required by, or under applicable law or court, or administrative order to disclose any of the Confidential Information, Employee shall provide the Company with prompt written notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy. If Employee is legally compelled to disclose Confidential Information, Employee shall disclose only that portion of the Confidential Information which Employee is legally required to disclose.

(f) Disclosure of Works and Inventions/Assignment of Patents. Employee shall disclose promptly to the Company any and all works, publications, inventions, discoveries and improvements authored, conceived or made by Employee during the period of his employment with the Company or connection with his consulting services for the Company pursuant to Section 6(k), below, and related to the business or activities of the Company (the "Rights"), and hereby assigns and agrees to assign all his interest therein to the Company or its nominee. Whenever requested to do so by the Company, Employee shall execute any and all applications, assignments or other instruments which the Company shall deem necessary to apply for and obtain Letters of Patent or Copyrights, or similar documents or rights, of the United States or any foreign country or to otherwise protect the Company's interest in the Rights. Such obligations shall continue beyond the termination of Employee's employment with the Company for any reason with respect to works, inventions, discoveries and improvements authored, conceived or made by Employee during the period of Employee's employment with the Company.

(g) Return of Materials. Upon the termination of Employee's employment with the Company. Employee shall promptly deliver to the Board all correspondence, drawings, blueprints, manuals, letters, notes, notebooks, financial records, reports, flowcharts, programs, proposals and any other documents concerning the Company's business, including, without limitation, its customers or suppliers or concerning its products, services or processes and all other documents or materials containing or constituting Confidential Information; provided, however, that nothing in this Section 6(g) shall require Employee to deliver to the Board any property that is owned by Employee and that contains no Confidential Information.

(h) Status of Section. The provisions of this Section 6 shall be construed as an agreement on the part of Employee independent of any other provision of this Agreement or any other agreement, and the existence of any claim or cause of action of Employee against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the provisions of this Section 6.

(i) Injunctions. Because of the difficulty of measuring economic losses to the Company as a result of any breach by Employee of the covenants in this Section 6, and because of the immediate and irreparable damage that could be caused to the Company for which it would have no other adequate remedy the Employee agrees that the Company may enforce the provisions of this Section 6 by injunctions and restraining orders against the Employee without the posting of a bond or other security if the Employee breaches any of those provisions.

(j) Employee Not Restricted. Employee represents and warrants that Employee is not subject to any non-competition or other agreement that would restrict in any way Employee's ability to perform duties for the Company.

(k) Consulting Agreement. The parties hereto agree that upon the expiration of this Agreement upon the completion of three-year term hereof, and commencing July 1, 2004, Employee shall provide consulting services to the Company (150 hours per year) for two (2) years for annual compensation of $100,000 per year, which shall be payable in equal bi-weekly installments and without regard to whether the Company has used such consulting services (it being agree that Employee shall have no obligation to provide such consulting services if this Agreement is terminated prior to the end of the three-year term hereof). Employee shall provide such services, and at such times as may be reasonably requested by the Chairman or the Board (the "Services"). In addition to the other provisions of this Agreement applicable by their terms to the Services, the provisions of (i) the first sentence of Section 3(f), above. and (ii) Section 3(e)(iii) shall apply with respect to and during any period Employee provides Services.

(l) Understanding Regarding Duration of Non-Compete Provisions. For the avoidance of doubt, the parties agree and acknowledge that the Non-Compete Provisions shall apply (a) during the term of this Agreement, (b) following the termination of Employee's employment at the end of the expiration of the three-year initial term in the event that Employee is paid for the Services as provided in Section 6(k), and (c) following any termination of Employee's employment prior to the end of the expiration of the three-year initial term as provided in Section 5 hereof. In no event shall Employee continue to be bound by the Non-Compete Provisions in the event that the Company does not make payment in full of any amounts due to Employee following the termination Employee's employment as provided in this Agreement.

7. **Non-Assignment; Successors; etc.** The Company may assign any of its rights under this Agreement with the prior written consent of the Employee (not to be unreasonably withheld). The Company may not assign or delegate any of its obligations under this Agreement, without the prior written consent of Employee. The successors of the Company shall be bound by the terms hereof, and where the context permits, references to the "Company" herein shall be deemed to refer to such successors. Employee may assign his rights under this Agreement with the prior written consent of the Company (not to be unreasonably withheld). Employee may not assign or delegate any of his obligations under this Agreement and the obligations of Employee hereunder, other than the obligations set forth in Section 1, above, shall continue after the termination of his employment hereunder for any reason and shall be binding upon his estate, personal representatives, designees or other legal representatives, as the case may be ("Heirs"), and all of Employee's rights hereunder shall inure to the benefit of his Heirs. All of the rights of the Company hereunder shall inure to the benefit of, and be enforceable by the successors of the Company.

8. **Notices.** Any notices or demands given in connection herewith shall be in writing and deemed given when (a) personally delivered, (b) sent by facsimile transmission to a number provided in writing by the addressee and a confirmation of the transmission is received by the sender or (c) three (3) days after being deposited for delivery with a recognized overnight courier, such as FedEx, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such party may in writing designate:

If to Employee:

245 Kulamanu Place
Honolulu HI 96816
Facsimile (808) 732-6693

with a copy to:

Mandel, Buder & Verges
101 Vallejo Street
San Francisco, CA 94111
Attention: Donald Buder
Facsimile: (415) 989-5143

If to the Company:

Leonard I. Fluxman
c/o Steiner Management Services
770 South Dixie Highway, Suite #200
Coral Gables, FL 33146
Facsimile Number: (305) 358-7704

9. **Entire Agreement; Certain Terms.** This Agreement constitutes and contains the entire agreement of the parties with respect to the matters addressed herein and supersedes any and all prior negotiations, correspondence, understandings and agreements between the parties respecting the subject matter hereof, including, but not limited to that certain Employment Agreement, dated as of May 11, 2000, as amended, between the Employee and the Company, all other agreements and arrangements relating to the payment of any compensation to Employee with respect to any services performed, or to be performed on behalf of the Company, any Affiliate, Steiner or any Steiner Affiliate. No waiver of any rights under this Agreement, nor any modification or amendment of this Agreement shall be effective or enforceable unless in writing and signed by the party to be charged therewith. When used in this Agreement, the terms "hereof," "herein" and "hereunder" refer to this Agreement in its entirety, including any exhibits or schedules attached to this Agreement and not to any particular provisions of this Agreement, unless otherwise indicated.

10. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11. **Governing Law, etc.** This Agreement shall be governed by and construed in accordance with the laws of Hawaii without regard to choice of law provisions thereof.

12. **Severability.** It is the intention of the parties hereto that any provision of this Agreement found to be invalid or unenforceable be reformed rather than eliminated. If any of the provisions of this Agreement, or any part thereof, is hereinafter construed to be invalid or unenforceable, the same shall not affect the remainder of such provision or the other provisions of this Agreement, which shall be given full effect, without regard to the invalid portions. If any of the provisions of Section 6, above, or any portion thereof, is held to be unenforceable because of the duration of such provision or portions thereof, the area covered thereby or the type of conduct restricted therein, the parties hereto agree that the court making such determination shall have the power to modify the duration, geographic area and/or, as the case may be, other terms of such provisions or portions thereof, and, as so modified, said provisions or portions thereof shall then be enforceable. In the event that the courts of any one or more jurisdictions shall hold such provisions wholly or partially unenforceable by reason of the scope thereof or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect the Company's rights provided for herein in the courts of any other jurisdictions as to breaches or threatened breaches of such provisions in such other jurisdictions, the above provisions as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

13. **Non-Waiver.** Failure by either the Company or Employee to enforce any of the provisions of this Agreement or any rights with respect hereto, or the failure to exercise any option provided hereunder, shall in no way be considered to be waiver of such provisions, rights or options, or to in any way affect the validity of this Agreement.

14. **Headings.** The headings preceding the text of the paragraphs of this Agreement have been inserted solely for convenience of reference and neither constitute a part of this Agreement nor affect its meaning, interpretation, or effect.

Signature page follows

IN WITNESS WHEREOF, the parties have executed these presents as of the day and year first above written.

EMPLOYEE:

Thomas M. Gottlieb

COMPANY:

MANDARA SPA LLC

By: ______________________

Leonard I. Fluxman

Title: Chairman of the Board

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the "Agreement") is made and entered into as of July 3, 2001, by and among **STEINER LEISURE LIMITED**, a Bahamas international business company ("Steiner"), **RED SAIL SPAS, L.L.C.**, a Delaware limited liability company ("RSS"), and **SP SPAS LLC**, a Delaware limited liability company ("SPS" and, together with RSS, and including their respective successors, assigns and transferees, collectively, the "Holders"). Steiner and the Holders are sometimes referred to herein, individually, as a "Party" and, collectively, as the "Parties."

WHEREAS, in connection with the transactions contemplated by that certain Membership Interest Purchase Agreement, dated as of June 27, 2001, among, Steiner, Steiner Spa Limited and the Holders (the "Purchase Agreement"), Steiner is issuing to the Holders an aggregate of 399,301 of Steiner's common shares, par value US$.01 per share (together with any other equity securities issuable or issued upon conversion or exchange in respect thereof, or issuable or issued upon conversion or exchange of other equity securities of Steiner into which such shares shall be reclassified or changed, including by reason of or in connection with a merger, consolidation, dividend, distribution, reorganization, recapitalization or statutory conversion which are then owned by any Holder, the "Steiner Shares"); and

WHEREAS, as a condition to the closing of the transactions under the Purchase Agreement, Steiner has agreed to provide to the Holders certain registration rights with respect to the Steiner Shares as hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein and in the Purchase Agreement, the Parties hereby agree as follows:

1. **Registration.**

(a) Steiner shall, within one hundred twenty (120) days following the date hereof, file, or cause to be filed, a registration statement with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), for the purpose of registering the Steiner Shares for resale by the Holders thereof (the "Registration Statement"); *provided, however,* that before filing the Registration Statement (or prospectus contained therein, or any amendments or supplements thereto), Steiner shall furnish copies of all such documents proposed to be filed to counsel for the Holders. Steiner will use its reasonable best efforts (i) to have the Registration Statement declared effective no later than one hundred eighty (180) days following the date hereof, and (ii) to cause the Steiner Shares to be registered, qualified or exempted under the securities laws of such states and other jurisdictions as any Holder reasonably requests, concurrently with or as soon as is reasonably practicable following the filing of the Registration Statement, and do any and all other acts and things which may be reasonably necessary or advisable to enable the disposition in such jurisdictions of the Steiner Shares. Notwithstanding the foregoing, Steiner shall not be obligated (i) to effect, or take any action to effect, any such registration pursuant to this Section 1(a) in any jurisdiction in which Steiner would be required to execute a general consent to service of process in effecting such registration, qualification or other compliance, unless Steiner is already subject to service in such jurisdiction and except as may be required by the Securities Act, or (ii) to effect any registration of the Steiner Shares for sale pursuant to an underwritten offering.

(b) Steiner hereby represents and warrants to each of the Sellers that there are no contractual or, to the best of Steiner's Knowledge (as defined in the Purchase Agreement), any other restrictions, limitations or similar provisions that could reasonably be expected to result in the inability of Steiner to register the Steiner Shares as provided herein. Notwithstanding the provisions of Section 1(a), above, if (i) in the good faith judgment of the Board of Directors of Steiner (the "Board"), such registration would be seriously detrimental to Steiner and the Board reasonably concludes that, as a result, it is essential to defer the filing of such Registration Statement at such time, and (ii) Steiner has delivered to the Holders a certificate signed by the President of Steiner certifying that the Board has determined in good faith that it would be seriously detrimental to Steiner for such Registration Statement to be filed in the near future and that it is, therefore, essential to defer the filing of such Registration Statement (which certificate shall be accompanied by such supporting documentation for the Board's determination as the Holders may reasonably request), then Steiner shall have the right to defer such filing for the period during which such registration would be seriously detrimental; *provided, however*, that Steiner may not defer the filing for a period of more than one hundred five (105) days after the date by which Steiner has committed to file the Registration Statement pursuant to Section 1(a) hereof; *provided, further*, that, in the event of any deferral pursuant to this Section 1(b), Steiner shall not file any other registration statement in respect of any securities until such time as it has filed the Registration Statement pursuant to Section 1(a) hereof.

(c) The Registration Statement filed pursuant to Section 1(a), above, (i) may, at the option of Steiner, include other securities of Steiner to be sold for the account of Steiner; *provided, however*, that all Steiner Shares are covered in such Registration Statement, and (ii) shall not include any securities of Steiner to be offered or sold pursuant to any underwriting or placement arrangements.

2. **Expenses of Registration**. Steiner shall pay all expenses incurred by Steiner in connection with the registration, qualification and/or exemption of the Steiner Shares pursuant to Section 1(a) hereof, including any SEC and state securities law registration and filing fees, printing expenses, fees and disbursements of Steiner's counsel and accountants, transfer agents' and registrars' fees, fees and disbursements of counsel and accountants used by Steiner in connection with such registration, qualification and/or exemption, and expenses incidental to any amendment or supplement to the Registration Statement or prospectuses contained therein. In addition, Steiner will pay its internal expenses (including, but not limited to, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance obtained by Steiner and the expenses and fees for listing the securities to be registered on each securities exchange.

3. **Furnishing of Documents**. Steiner shall furnish to the Holders and each seller of Steiner Shares such reasonable number of copies of the Registration Statement, such prospectuses (including each preliminary prospectus) as are contained in the Registration Statement and such other documents as the Holders may reasonably request in order to facilitate the disposition of the Steiner Shares.

4. **Amendments and Supplements**. Steiner shall prepare and promptly file with the SEC and promptly notify the Holders of the filing of such amendments or supplements to the Registration Statement or prospectus contained therein as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to the Steiner Shares is required to be delivered under the Securities Act, any event shall have occurred as a result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Steiner shall also advise the Holders promptly after it receives notice or obtains knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of the Registration Statement or the initiation of any proceeding for that purpose and promptly use its reasonable best efforts to obtain the withdrawal of any such stop order or prevent the issuance of any stop order as to which proceedings have been initiated.

5. **Other Obligations of Steiner**. In addition to the foregoing, Steiner further agrees that it shall:

(a) cause the Steiner Shares registered pursuant hereto to be listed on each securities market on which Steiner's common shares are then listed or traded;

(b) comply with all applicable rules and regulations of the SEC and the Nasdaq Stock Market in connection with its obligations hereunder;

(c) provide a transfer agent and registrar for all such Steiner Shares not later than the effective date of the Registration Statement;

(d) enter into such customary agreements and take all such other customary actions as the Holders reasonably request in order to expedite or facilitate the disposition of the Steiner Shares;

(e) make available for inspection by any seller of Steiner Shares and any attorney, accountant or other agent retained by any such seller, all financial and other records, pertinent corporate documents and properties of Steiner, and cause Steiner's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, attorney, accountant or agent in connection with such registration statement;

(f) advise each seller of Steiner Shares, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued; and

(g) at least forty-eight (48) hours prior to the filing of the Registration Statement or prospectus, or any amendment or supplement thereto, furnish a copy thereof to each Holder and refrain from filing any such document to which counsel selected by the Holders shall have reasonably objected on the grounds that such document does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, unless, in the case of an amendment or supplement, in the opinion of counsel for Steiner the filing of such amendment or supplement is reasonably necessary to protect Steiner from any liabilities under any applicable federal or state law and such filing will not violate applicable laws.

6. **Duration**. Steiner shall maintain the effectiveness of the Registration Statement for a period ending upon the earlier to occur of (a) two (2) years after the effective date thereof and (b) the sale by the Holders of all of the Steiner Shares.

7. **Further Information.** In connection with Steiner's preparation of the Registration Statement, each Holder shall furnish Steiner such information regarding such Holder as Steiner may reasonably request for use in connection with any registration, qualification or compliance referred to in this Agreement.

8. **Indemnification**

(a) Steiner will indemnify and hold harmless the Holders, their Affiliates (as defined in Rule 405 under the Securities Act, hereinafter, an "Affiliate") and their respective officers, managers, members, employees, agents and attorneys, and the officers, managers, members, employees, agents and attorneys of each such Affiliate (collectively, the "Holder Parties"), from and against any and all losses, damages, liabilities, costs and expenses (including, but not limited to, reasonable attorneys' fees and expenses) to which the Holder Parties may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities, costs or expenses are caused by, arise out of or based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement (or contained in any document or filing incorporated therein by reference), any prospectus contained therein or any amendment or supplement thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; *provided, however*, that, Steiner will not be liable in any such case to the extent that any such loss, claim, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by or on behalf of any Holder Party in writing specifically for use in the preparation thereof. The payments required by this Section 8(a) will be made periodically during the course of the investigation or defense, as and when bills are received or expenses incurred.

(b) In connection with the Registration Statement, each Holder will indemnify and hold harmless Steiner and each of its Affiliates, officers, directors, employees, shareholders, agents and attorneys, and the officers, directors, shareholders, members, agents, employees and attorneys of such Affiliates (collectively, the "Steiner Parties") from and against any and all losses, damages, liabilities, costs and expenses (including, but not limited to, reasonable attorneys' fees and expenses) to which the Steiner Parties may become subject under the Securities Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by, arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement (or contained in any document or filing incorporated therein by reference), any prospectus contained therein or any amendment or supplement thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; *provided, however*, that the Holders will only be liable in any case, to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon written information furnished by or on behalf of any Holder specifically for use in the preparation thereof; *provided, further*, that the obligation to indemnify will be several, not joint and several, among the Holders and the liability of each Holder will be in proportion to and limited in all events to the net amount received by such Holder from the sale of Steiner Shares by such Holder pursuant to such Registration Statement. The payments required by this Section 8(b) will be made periodically during the course of the investigation or defense, as and when bills are received or expenses incurred.

(c) With respect to each claim made for which an Indemnified Party (as hereinafter defined) seeks indemnification under this Section 8 (a "Claim"), the Indemnified Party shall give prompt written notice to the Indemnifying Party (as hereinafter defined) of the Claim, provided that failure to give such notice promptly shall not relieve or limit the obligations of the Indemnifying Party unless and solely to the extent that the Indemnifying Party has been prejudiced thereby (and such failure to notify the Indemnifying Party will not relieve the Indemnifying Party from any other liability it may have to the Indemnified Party). The Indemnifying Party will have the right to defend the Indemnified Party against any Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as and to the extent that (i) the Indemnifying Party notifies the Indemnified Party in writing, within fifteen (15) days after receipt from the Indemnified Party of notice of the Claim, that the Indemnifying Party will indemnify the Indemnified Party, to the extent provided in this Agreement, from and against any indemnifiable damages hereunder that the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Claim; (ii) the Claim seeks the recovery solely of money damages and does not contain a claim for an injunction, specific performance, a declaration of rights or other equitable relief; and (iii) the Indemnifying Party conducts the defense of the Claim actively and diligently. If there is an actual or potential conflict of interest, however, that would prevent counsel for the Indemnifying Party from also representing the Indemnified Party as reasonably determined by the Indemnified Party, then the Indemnified Party shall have the right to select separate counsel to participate in the defense of such claim on behalf of the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of their election to so assume the defense thereof, the Indemnifying Party will not be liable to the Indemnified Party pursuant to the provisions of this Section 8 for the related counsel and paralegal fees and expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, unless (i) the Indemnified Party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of the commencement of the Claim, or (iii) the Indemnifying Party has not authorized the employment of counsel for the Indemnified Party at the expense of the Indemnifying Party. Notwithstanding anything to the contrary in this Section, the Indemnifying Party shall have no right to settle or compromise, without the prior written consent of the Indemnified Party, any Claim for which the Indemnifying Party has assumed the defense to the extent the settlement or compromise provides for any injunctive or other equitable relief against the Indemnified Party other than monetary damages, or does not include as an unconditional term thereof the providing to the Indemnified Party by the third party of a release of all liability in respect of such Claim. Nothing in this Section 8 shall otherwise affect the Indemnifying Party's obligation to provide indemnification pursuant to the provisions of this Section 8. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in the defense of any action assumed by the Indemnifying Party in accordance with the terms of this Section 8 and shall make available to the Indemnifying Party such information as the Indemnifying Party reasonably requests in connection with any such defense. For purposes of this Section, an "Indemnified Party" shall mean a party claiming indemnification under this Section 8, and an "Indemnifying Party" shall mean a party from whom indemnification is sought under this Section 8. The payments required by this Section 8 will be made periodically during the course of the investigation or defense, as and when bills are received or expenses incurred.

(d) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling person of such Indemnified Party and will survive the transfer of securities.

9. **Contribution.**

(a) If the indemnification provided for in Section 8 from the Indemnifying Party is unavailable to or unenforceable by the Indemnified Party in respect to any losses, damages, liabilities, costs and expenses (including, but not limited to, reasonable attorney's fees and expenses) referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, damages, liabilities, costs and expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Parties in connection with the actions which resulted in such losses, damages, liabilities, costs and expenses, as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or Indemnified Parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, damages, liabilities, costs and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 8, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

(b) The Parties agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. No Party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Party who was not guilty of such fraudulent misrepresentation.

10. **Lock-Up of Steiner Shares**. No Holder shall, directly or indirectly, voluntarily or involuntarily, Transfer (as defined below) to any Person (as defined in the Purchase Agreement) by any means whatsoever all or any portion of the Steiner Shares owned by such Holder, except as follows: (a) 180 days following the date hereof, the aforesaid restriction will lapse with respect to 50% of the Steiner Shares held by each Holder; (b) 270 days following the date hereof, the aforesaid restriction will lapse with respect to 75% of the Steiner Shares held by each Holder; and (c) 365 days following the date hereof, the aforesaid restriction will lapse as to all of the Steiner Shares held by each Holder. For the purposes of this Section 10, "Transfer" shall means assign, sell, pledge (other than for pledges contemplated by the Purchase Agreement), encumber, give or otherwise transfer, disposes of or alienate in any manner or grant an option or other contractual agreement or right to any of the foregoing.

11. **Miscellaneous**.

(a) No Inconsistent Agreements. Steiner has not entered, and will not hereafter enter, into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders of the Steiner Shares in this Agreement

(b) Actions Affecting Steiner Shares. Steiner will not take any action, or permit any change to occur, with respect to its charter documents or other governing documents, as appropriate, which could reasonably be expected to adversely affect the ability of the Holders of the Steiner Shares to include such Steiner Shares in a registration undertaken pursuant to this Agreement.

(c) Notices. Any notices, demands or other communication given in connection herewith shall be in writing and be deemed given (i) when personally delivered, (ii) when sent by facsimile transmission to a number provided in writing by the addressee and a confirmation of the transmission is received by the sender or (iii) three (3) days after being deposited for delivery with a recognized overnight courier, such as FedEx, with directions to deliver within three (3) days, and addressed or sent, as the case may be, to the address or facsimile number set forth below or to such other address or facsimile number as such Party may designate in accordance herewith:

when Steiner is the intended recipient:

Leonard I. Fluxman
Steiner Leisure Limited c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146
Telephone: (305) 358-9002
Facsimile: (305) 358-9954

with a copy to:

Robert C. Boehm, Esq.
Akerman, Senterfitt & Eidson, P.A.
SunTrust International Center
28th Floor
One S.E. 3rd Avenue
Miami, FL 33131-1714
Facsimile: (305) 374-5095

when SPS is the intended recipient:

SP Spas LLC
c/o Mandel, Buder & Verges
101 Vallejo Street
San Francisco, CA 94111
Attention: Donald Buder
Facsimile: (415) 989-5143

when RSS is the intended recipient:

Red Sail Spas, L.L.C.
c/o The Pritzker Organization
200 West Madison, Suite 3800
Chicago, Illinois 60606
Attention: John E. Stellato
Facsimile: (312) 920-6493

with a copy to:

Michael A. Pucker, Esq.
Latham & Watkins
5800 Sears Tower
Chicago, IL 60606
Facsimile: (312) 993-9767

(d) Governing Law. The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware (without giving effect to the laws, rules or principles of the State of Delaware regarding conflicts of laws).

(e) Binding Effect; Assignment; Third Party Beneficiaries. This Agreement shall be binding upon the Parties and their respective successors and permitted assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall assign any of its rights or delegate any of its duties under this Agreement (by operation of law or otherwise) without the prior written consent of the other Parties. Any assignment of rights or delegation of duties under this Agreement by a Party without the prior written consent of the other Parties shall be void. No person (including, without limitation, any employee of a Party) shall be, or be deemed to be, a third party beneficiary of this Agreement unless this Agreement specifically so provides.

(f) Entire Agreement. This Agreement together with the Exhibits and Schedules attached hereto and the agreements, certificates and instruments delivered pursuant hereto constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes all of the previous or contemporaneous agreements, representations, warranties and understandings (whether oral or written) by, between or among the Parties with respect to the subject matter hereof.

(g) Further Assurances. At any time and from time to time after the date hereof, each Party shall, at its own cost and expense, execute, deliver and acknowledge such other documents and take such further actions as may be reasonably requested by the other Party in order to fully perform such Party's obligations as contemplated hereby.

(h) Amendments. No addition to, and no cancellation, renewal, extension, modification or amendment of, this Agreement shall be binding upon a Party unless such addition, cancellation, renewal, extension, modification or amendment is set forth in a written instrument that states that it adds to, amends, cancels, renews, extends or modifies this Agreement and is executed and delivered by each Party.

(i) Waivers. No waiver of any provision of this Agreement shall be binding upon a Party unless such waiver is expressly set forth in a written instrument that is executed and delivered by such Party. Such waiver shall be effective only to the extent specifically set forth in such written instrument. Neither the exercise (from time to time and at any time) by a Party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter. No waiver of any right, power or remedy of a Party shall be deemed to be a waiver of any other right, power or remedy of such Party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

(j) Headings; Counterparts. The headings set forth in this Agreement have been inserted for convenience of reference only, shall not be considered a part of this Agreement and shall not limit, modify or affect in any way the meaning or interpretation of this Agreement. This Agreement, and any agreement delivered pursuant hereto, may be signed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

(k) Severability. If any provision of this Agreement shall be held to be invalid, unenforceable or illegal, in whole or in part, in any jurisdiction under any circumstances for any reason, (i) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the Parties as expressed in, and the benefits to the Parties provided by, this Agreement or (ii) if such provision cannot be so reformed, such provision shall be severed from this Agreement and an equitable adjustment shall be made to this Agreement (including, without limitation, addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided. Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances. Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement.

[Signatures on following page]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

STEINER LEISURE LIMITED,
a Bahamas international business company

By: /s/ Leonard Fluxman
Name: Leonard I. Fluxman
Title: Chief Executive Officer

RED SAIL SPAS, L.L.C.,
a Delaware limited liability company

By:____________________
Name:____________________
Title:____________________

SP SPAS LLC,
a Delaware limited liability company

By: /s/ Thomas M. Gottlieb
Name: Thomas M. Gottlieb
Title: Authorized Person

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

STEINER LEISURE LIMITED,
a Bahamas international business company

By:________________________________
Name:______________________________
Title:_______________________________

RED SAIL SPAS, L.L.C.,
a Delaware limited liability company

By: [signature]
Name: John Pritzker
Title: Authorized Person

SP SPAS LLC,
a Delaware limited liability company

By:________________________________
Name:______________________________
Title:_______________________________

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

MUTUAL GENERAL RELEASE

This Mutual General Release is entered into as of July 3, 2001 by and among SP Spas LLC, a Delaware limited liability company ("SPS"), Red Sail Spas, L.L.C., a Delaware limited liability company ("RSS"), and Mandara Spa, LLC, a Delaware limited liability company ("Mandara" and, together with its direct and indirect wholly-owned subsidiaries, collectively, the "Mandara Entities").

WHEREAS, SPS, RSS, Steiner Spa Limited, a Bahamas international business company ("Steiner"), and Steiner Leisure Limited, a Bahamas international business company ("SLL"), have entered into that certain Membership Interest Purchase Agreement (the "Purchase Agreement"), dated as of June 27, 2001, pursuant to which Steiner shall acquire all of the membership interests of Mandara held by SPS and RSS; and

WHEREAS, the execution and delivery of this Mutual General Release by the parties hereto is a condition to the closing of the transactions under the Purchase Agreement.

NOW THEREFORE, in consideration of the foregoing and in consideration of the mutual covenants and agreements contained herein and in the Purchase Agreement, the parties hereby agree as follows:

1. Release By Sellers. Each of SPS and RSS, on behalf of itself, each of its members and any and all of its respective successors and assigns (collectively the "Seller Releasors"), does hereby release and forever discharge each of the Mandara Entities and their respective officers, directors, shareholders, members, agents, attorneys, employees, subsidiaries, successors and assigns (collectively, the "Mandara Released Parties"), as applicable, of and from any and all claims, actions, causes of action, demands, suits, covenants, agreements, representations, obligations, costs, liabilities, expenses, losses and debts of any nature whatsoever, both at law and in equity (collectively, "Claims"), relating to any matter, claim or right, whether presently known or unknown, which any of the Seller Releasors now has, ever had or may have against the Mandara Released Parties arising from or relating to any facts or events occurring prior to the date hereof, other than Claims that any Seller Releasor now has, ever had or may have against the Mandara Released Parties arising under, in connection with or related to the Purchase Agreement or under any document executed in connection with the Purchase Agreement.

2. Release By Mandara Entities. Mandara, on behalf of itself and each of the Mandara Entities, and any and all of their respective successors and assigns (the "Mandara Releasors") does hereby release and forever discharge each of the Seller Releasors and their respective officers, directors, shareholders, members, agents, attorneys, employees, subsidiaries, successors and assigns (collectively, the "Seller Released Parties"), as applicable, of and from any and all Claims relating to any matter, claim or right, whether presently known or unknown, which any of the Mandara Releasors now has, ever had or may have against such Seller Released Parties arising from or relating to any facts or events occurring prior to the date hereof, other

than Claims that any Mandara Releasor now has, ever had or may have against any Seller Released Party arising under, in connection with or related to the Purchase Agreement, the Additional Agreement, dated as of June 27, 2001, among Steiner, SLL, SPS and RSS, or any other document executed in connection with the Purchase Agreement.

3. Governing Law. The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware (without giving effect to the laws, rules or principles of the State of Delaware regarding conflicts of laws).

4. Counterparts. This General Release may be executed in counterparts, each of which shall be deemed and original and all of which, taken together, shall constitute one and the same instrument.

Signature page follows.

IN WITNESS WHEREOF, the parties hereto have caused this Mutual General Release to be duly executed and delivered as of the day and year first above written.

Witnesses

By: [signature]
Name: Johan Eslami

SP SPAS LLC,
a Delaware limited liability company

By: [signature]
Name: Thomas M. Gottlieb
Title: Authorized Person

By:______________________
Name:

RED SAIL SPAS, L.L.C.,
a Delaware limited liability company

By:______________________
Name:
Title:

By: [signature]
Name: Mary Y. Carroll

MANDARA SPA LLC,
a Delaware limited liability company, on behalf of itself and its direct and indirect wholly-owned subsidiaries

By: [signature]
Name: Leonard Fluxman
Title: Chief Executive Officer

[SIGNATURE PAGE TO MUTUAL GENERAL RELEASE]

IN WITNESS WHEREOF, the parties hereto have caused this Mutual General Release to be duly executed and delivered as of the day and year first above written.

Witnesses

SP SPAS LLC,
a Delaware limited liability company

By:______________________
Name:

By:______________________________________
Name:
Title:

RED SAIL SPAS, L.L.C.,
a Delaware limited liability company

By:______________________
Name:

By:______________________________________
Name: John Pritzker
Title: Authorized Person

MANDARA SPA LLC,
a Delaware limited liability company, on behalf of itself and its direct and indirect wholly-owned subsidiaries

By:______________________
Name:

By:______________________________________
Name:
Title:

[SIGNATURE PAGE TO MUTUAL GENERAL RELEASE]

EXECUTION COPY

PLEDGE AND SECURITY AGREEMENT

THIS PLEDGE AND SECURITY AGREEMENT (this "Agreement") is made as of the 3rd day of July, 2001, between **SP SPAS LLC**, a Delaware limited liability company ("Pledgor") and **STEINER SPA LIMITED**, a Bahamas international business company ("Pledgee").

RECITALS:

WHEREAS, Pledgor, Pledgee, Steiner Leisure Limited, a Bahamas international business company ("Steiner"), and Red Sail Spas, L.L.C., a Delaware limited liability company ("RSS"), are parties to that certain Membership Interest Purchase Agreement dated as of June 27, 2001 (the "Purchase Agreement"), pursuant to which Pledgee has agreed to purchase, and Pledgor has agreed to sell to Pledgee, its eighteen percent (18%) membership interest in Mandara Spa LLC, a Delaware limited liability company ("Mandara"); and

WHEREAS, in order to induce Pledgee to enter into the Purchase Agreement and to secure the indemnification obligations of Pledgor pursuant to (i) Article IX of the Purchase Agreement and (ii) Section 2 of that certain Additional Agreement, dated as of June 27, 2001 (the "Additional Agreement"), by and among Pledgor, Pledgee and the other parties to the Purchase Agreement (the items set forth in the preceding clauses (i) and (ii) collectively, the "Pledgor Obligations"), Pledgor has agreed to pledge and grant a first lien and security interest to Pledgee in those common shares of Steiner to be issued to Pledgor at the Closing (as defined in the Purchase Agreement), as more fully described on Exhibit A attached hereto and incorporated by reference herein (the "Pledged Shares"). The Pledged Shares, together with any additional or substituted collateral with respect thereto and as permitted hereby, are sometimes referred to herein as the "Collateral".

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged, Pledgor hereby agrees with Pledgee, as follows:

1. Defined Terms. All capitalized terms used herein without definition shall have the meanings specified in the Purchase Agreement.

2. Pledge. Pledgor hereby pledges, hypothecates, delivers and grants to Pledgee a first lien on and first security interest in the Pledged Shares as collateral security for the complete performance of all the Pledgor Obligations. The Pledged Shares are represented by the share certificate(s) listed on Exhibit A hereto, which original share certificate(s), with an undated assignment separate from certificate duly executed in blank by Pledgor, are being delivered to Pledgee concurrently herewith.

3. Representations and Warranties of Pledgor. Pledgor represents and warrants to Pledgee that:

3.1 The Collateral is and will remain free and clear of all pledges, liens, security interests and other encumbrances and restrictions whatsoever, except the liens and security interests created by this Agreement.

3.2 The pledge, assignment and delivery of the Pledged Shares pursuant to this Agreement creates a valid first priority lien on and a perfected first priority security interest in such Pledged Shares and the proceeds thereof in favor of Pledgee, subject to no prior pledge, lien, hypothecation, security interest, option or encumbrance or to any agreement purporting to grant to any third party a security interest in the Pledged Shares. Pledgor covenants and agrees that it will defend Pledgee's right, title and security interest in and to the Collateral and the proceeds thereof against the claims and demands of all persons whomsoever.

4. Dividends, Distributions, Etc. If, while this Agreement is in effect, Pledgor becomes entitled to receive or receives any certificate evidencing capital shares of Steiner or of any other party with respect to the Collateral (including, without limitation, any certificate representing a share split, share dividend, or reclassification) or any options or rights to acquire any capital shares of the Steiner or such third party, or any other rights or property (other than cash) as a result of Pledgor's ownership of the Collateral, whether as an addition to, in substitution for, or in exchange for any of the Pledged Shares, or otherwise, Pledgor shall deliver same to the Pledgee (along with corresponding undated stock powers duly executed in blank) who shall hold the same in accordance with the terms hereof as additional collateral security for the Pledgor Obligations. Pledgor shall be entitled to receive and retain free of any security interest or lien hereunder any and all cash dividends and/or interest payments with respect to the Collateral and, in the event that Pledgee receives any of the same, Pledgee shall hold such amounts in trust for Pledgor and shall pay over such amounts to Pledgor as promptly as practicable; *provided, however*, that in the event that the fair market value of the Collateral is less than the Initial Pledged Share Value (as defined herein), such cash dividends and/or interest payments shall be considered Collateral hereunder and held by Pledgee in accordance with the terms hereof. For the purposes of this Agreement, "Initial Pledged Share Value" shall mean an amount equal to the number of Pledged Shares multiplied by the Average Closing Sales Price as provided in the Purchase Agreement.

5. Voting of Collateral. So long as no Event of Default (as hereinafter defined) has occurred and is continuing, Pledgor shall be entitled to vote or consent with respect to the Pledged Shares or any other Collateral and otherwise exercise the incidents of ownership thereof in any manner not inconsistent with this Agreement. Pledgor grants to Pledgee or its nominee an irrevocable proxy to exercise all voting and corporate rights relating to the Pledged Shares or any other Collateral in any such instance, which proxy shall be effective immediately upon the occurrence of an Event of Default and shall remain in effect for so long as such Event of Default is continuing.

6. Events of Default. Each of the following events shall constitute an Event of Default: (i) any default, breach or violation by Pledgor of any of the terms of this Agreement; (ii) any trustee, custodian or receiver is appointed with respect to any substantial portion of the assets of Pledgor; (iii) an action is filed by or against Pledgor under any state or federal bankruptcy, insolvency or similar law; or (iv) any breach by Pledgor of its obligations, under the Purchase Agreement or the Additional Agreement, to make timely payments in respect of the Pledgor

Obligations which breach remains uncured five (5) business days following written notice to Pledgor thereof.

7. Rights of Pledgee. Pledgee shall not be liable for failure to collect or realize upon the obligations of any collateral security or guaranty therefor, or any part thereof, or for any delay in so doing, nor shall Pledgee or be under any obligation to take any action whatsoever with regard thereto. Any or all of the Collateral held by Pledgee hereunder may, if an Event of Default has occurred and is continuing, without notice, be registered in the name of Pledgee or its nominee.

8. Remedies. Upon the occurrence and during the continuance of an Event of Default, Pledgee, without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or upon Pledgor (all and each of which demands, advertisements and/or notices are hereby expressly waived), may forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, assign, or otherwise dispose of and deliver said Collateral, or any part thereof, at public or private sale or sales, upon such terms and conditions as Pledgee may deem advisable and at such prices as it may deem best, free of any right of redemption of Pledgor. Pledgee shall apply the net proceeds of any such collection, receipt, appropriation, realization, sale or disposition, after deducting all reasonable costs and expenses of every kind incurred in connection therefor (including without limitation reasonable attorneys' fees and legal expenses), first to the payment, in whole or in part, of the Pledgor Obligations in such order as Pledgee may elect. Only after paying over such net proceeds and after the payment by Pledgee of any other amount required by any provision of law, need Pledgee account for the surplus, if any. Pledgor agrees that Pledgee need not give more than five (5) days notice of the time and place of any public sale or of the time after which a private sale or other intended disposition is to take place and that such notice shall constitute reasonable notification of such matters. In addition to the rights and remedies granted to Pledgee in this Agreement and in any other instrument or agreement securing, evidencing or relating to any of the Pledgor Obligations, Pledgee shall have all the rights and remedies of a secured party under the Uniform Commercial Code of the State of Delaware and under any other applicable law. Notwithstanding anything to the contrary set forth herein, Pledgor shall not have the right to sell, assign, or otherwise dispose of the Collateral if the Event of Default relates solely to clauses (ii) and/or (iii) of Section 6 hereof.

9. Further Assurances. Pledgor agrees that at any time and from time to time upon the request of Pledgee, Pledgor will execute and deliver all stock powers, financing statements and such further documents and do such further acts and things as Pledgee may reasonably request consistent with the provisions hereof in order to effect the purposes of this Agreement.

10. Substitution of Collateral. Notwithstanding any provision herein to the contrary, Pledgor shall have the right to sell the Pledged Shares (or any portion thereof) or any other Collateral subject to this Agreement from time to time; *provided, however*, that (a) Pledgee shall have the right to consent to such sale, such consent not to be unreasonably withheld, delayed or conditioned, and (b) any proceeds of such sale shall be deemed Collateral hereunder and Pledgor shall deliver such certificates, instruments and other documents necessary to allow Pledgee to evidence and perfect Pledgee's security interest therein under the terms of this Agreement. To

the extent that any of the Collateral consists of cash or cash equivalents, the parties shall deliver such amounts to a third party escrow agent cash to be held in escrow pursuant to the terms of a customary escrow agreement that is consistent with the terms of this Agreement and reasonably acceptable to Pledgor and Pledgee. Any fees or charges of such third party escrow agent shall be borne equally by Pledgor and Pledgee; *provided, however*, that if the fair market value of the Collateral exceeds the Initial Pledged Share Value by an amount in excess of the such fees and charges of such third party escrow agent, such amounts shall be paid by Pledgee (it being agreed that such determination of fair market value shall be made at any time any of such fees or charges are due).

11. Termination. This Agreement and the liens and security interests granted hereunder shall terminate upon the earlier to occur of (a) the application of all of the Collateral to Pledgor's Obligations pursuant to Section 8 hereof (or the application of any collateral substituted therefor) and (b) the eighteen (18) month anniversary of the date hereof (or, in the event that Pledgor and Steiner have properly made a claim in respect of the Pledgor Obligations under the Purchase Agreement or the Additional Agreement prior to such eighteenth (18th) month anniversary, which claim remains pending on such eighteenth (18th) month anniversary, until the resolution of such claim). Upon termination of this Agreement, all Collateral (including any certificates representing any Pledged Shares or other securities) shall be delivered by Pledgee and/or the escrow agent referred to in Section 10 to Pledgor and this Agreement shall thereafter cease to be of any further force or effect.

12. Possession of Collateral. Beyond the exercise of reasonable care to assure the safe custody of the Collateral in the physical possession of Pledgee pursuant hereto, Pledgee shall not have any duty or liability to collect any sums due in respect thereof or to protect, preserve or exercise any rights pertaining thereto, and shall be relieved of all responsibility for the Collateral upon surrendering them to Pledgee.

13. Pledgee Appointed Attorney-in-Fact. Pledgor hereby irrevocably appoints Pledgee as Pledgor's attorney-in-fact, with full authority in the place and stead of Pledgor and in the name of Pledgor or otherwise, upon and during the continuance of an Event of Default, in Pledgee's discretion, to take any action and to execute any instrument that Pledgee deems reasonably necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to Pledgor representing any dividend, interest payment or other distribution in respect of the Collateral.

14. Miscellaneous.

14.1 Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing, and

(a) if to the Pledgee:

Steiner Spa Limited
c/o Steiner U.S. Holdings, Inc.
770 South Dixie Highway, Suite 200
Coral Gables, Florida 33146

Telephone: (305) 358-9002
Facsimile: (305) 358-9954
Attention: Leonard I. Fluxman

(b) if to the Pledgor:

SP Spas LLC
c/o Mandel, Buder & Verges
101 Vallejo Street
San Francisco, CA 94111
Attention: Donald Buder
Facsimile: (415) 989-5143

or to such other address as the parties may designate in writing. Any such notice shall be deemed received two business days after delivery to a nationally recognized overnight courier service for next business day delivery.

14.2 Assignability and Benefit. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, legal representatives, successors, assigns, executors and administrators. This Agreement may not be assigned by any party without the written consent of the other parties.

14.3 Waiver of Breach. The waiver by any party to this Agreement of a breach of any provision of this Agreement by any other party shall not operate or be construed as a waiver of any subsequent breach by such breaching party.

14.4 Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified orally, but only by an agreement in writing signed by the party against whom enforcement of any modification is sought.

14.5 Headings. The section headings contained in this Agreement have been inserted only as a matter of convenience and in no way define, limit or describe the scope or intent of any provisions of this Agreement nor in any way affect any of such provisions.

14.6 Severability. If any provisions of this Agreement are held invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof.

14.7 Governing Law. This Agreement and all matters pertaining to it shall be construed in accordance with the laws of the State of Delaware.

14.8 Prevailing Parties. In the event of any dispute arising in connection with this Agreement, the non-prevailing party shall pay to the prevailing party all of the costs and expenses (including, but not limited to, legal fees and expenses) of the prevailing party in connection therewith.

14.9 Participation of Parties. The parties hereto acknowledge that this Agreement and all matters contemplated herein have been negotiated by all of the parties hereto and that all parties have participated in the drafting and preparation of this Agreement from the commencement of negotiations at all times though the execution hereof.

14.10 **THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVE ANY RIGHT THAT THEY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST THE OTHER PERTAINING TO ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.**

Signature page follows.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

SP SPAS LLC

By: /s/ Thomas M. Gottlieb
Name: Thomas M. Gottlieb
Title: Authorized Person

STEINER SPA LIMITED

By: /s/ Leonard Fluxman
Name: Leonard Fluxman
Title: Chief Executive Officer

EXHIBIT A

DESCRIPTION OF PLEDGED SHARES

ISSUER	CERTIFICATE NO(S).	NO. OF SHARES
Steiner Leisure Limited	0180	119,790

ASSIGNMENT SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED, SP SPAS LLC, a Delaware limited liability company, hereby sells, assigns and transfers unto ____________________, ______________ (__________)common shares, par value (U.S.) $.01 per share, of STEINER LEISURE LIMITED, a Bahamas international business company (the "Company"), represented by Certificate No. ____, and does hereby irrevocably constitute and appoint ________________________________ attorney to transfer such stock on the books and records of the Company with full power of substitution in the premises.

Dated: _______________

SP SPAS LLC

By: Thomas M. Gottlieb
Name: Thomas M. Gottlieb
Title: Authorized Person

June 21, 2001

CONFIDENTIAL

Mr. Colin Veitch
President
Norwegian Cruise Line Limited
7665 Corporate Center Drive
Miami, Florida 33126

Re: **Mandara Spa**

Dear Colin:

As you may be aware, Steiner Leisure recently agreed to acquire a controlling interest in Mandara Spa LLC. As the Chief Executive Officer of Steiner Leisure, I wanted to take this opportunity to express Steiner's commitment to continue the relationship that you have enjoyed with Mandara Spa to date. We are pleased to be working with Mandara Spa and realize that continued success depends upon long-lasting contractual partnerships with parties such as yourself.

Although we have worked with you as Steiner Leisure in the past, we intend to operate Mandara Spa as a stand-alone subsidiary level on a going forward basis. To this end, we asked Tom Gottlieb to continue to serve as the CEO & President of Mandara Spa following the closing. We look forward to working with you again, and assuring that your passengers are provided with the highest quality spa services and products available both to retain continuity of operations and to ensure the standard of service you and your clients have come to expect from Mandara Spa. We believe Mandara Spa has developed a very successful partner-friendly and client-oriented business philosophy, and we are committed to ensuring that this philosophy remains a principal element of the Mandara experience. Accordingly, we believe that our purchase will give Mandara Spa financial and other resources it needs to grow, while having a minimal impact on Mandara Spa's day-to-day operations. In particular, we want to assure you that Steiner is committed to making sure that Mandara Spa's continues to meet its obligations to you and exceed your expectations.

Please note that we have not yet issued a press release or made our Mandara transaction known to the public. Therefore, since we're a public company, you should not pass on this information to anyone else or buy or sell any of our shares until we have issued a press release on this matter.

We look forward to meeting with you in the near future and continuing your relationship with Mandara Spa for years to come.

Sincerely,

Leonard Fluxman
President and Chief Executive Officer

June 21, 2001

CONFIDENTIAL

Mr. Rob Lowenberg
Director Hotel Operations
Silversea Cruises, Ltd.
110 East Broward Boulevard
Ft. Lauderdale, Florida 33301

Re: **Mandara Spa**

Dear Mr. Lowenberg:

As you may be aware, Steiner Leisure recently agreed to acquire a controlling interest in Mandara Spa LLC. As the Chief Executive Officer of Steiner Leisure, I wanted to take this opportunity to express Steiner's commitment to continue the relationship that you have enjoyed with Mandara Spa to date. We are pleased to be working with Mandara Spa and realize that Mandara's continued success depends upon long-lasting contractual partnerships with parties such as yourself.

Although we have worked with you as Steiner Leisure in the past, we intend to operate Mandara Spa as a stand-alone subsidiary level on a going forward basis. To this end, we asked Tom Gottlieb to continue to serve as the CEO & President of Mandara Spa following the closing. In addition, it is our desire to retain all Mandara management and spa personnel in their current positions – both to retain continuity of operations and to ensure the standard of service you and your clients have come to expect from Mandara Spa. We believe Mandara Spa has developed a very successful partner-friendly and client-oriented business philosophy, and we are committed to ensuring that this philosophy remains a principal element of the Mandara experience. Accordingly, we believe that our purchase will give Mandara Spa financial and other resources it needs to grow, while having a minimal impact on Mandara Spa's day-to-day operations. In particular, we want to assure you that Steiner is committed to making sure that Mandara Spa continues to meet its obligations to you and exceed your expectations.

Please note that we have not yet issued a press release or made our Mandara transaction known to the public. Therefore, since we're a public company, you should not pass on this information to anyone else or buy or sell any of our shares until we have issued a press release on this matter.

We look forward to meeting with you in the near future and continuing your relationship with Mandara Spa for years to come.

Sincerely,

Leonard Fluxman
President and Chief Executive Officer

June 21, 2001

CONFIDENTIAL

Mr. Howard Karawan
Executive Vice President/ Marketing
Sun International North America
1415 East Sunrise Boulevard
Ft. Lauderdale, Florida 33304

Re: **Mandara Spa**

Dear Mr. Karawan:

As you may be aware, Steiner Leisure recently agreed to acquire a controlling interest in Mandara Spa LLC. As the Chief Executive Officer of Steiner Leisure, I wanted to take this opportunity to express Steiner's commitment to continue the relationship that you have enjoyed with Mandara Spa to date. We are pleased to be working with Mandara Spa and realize that Mandara's continued success depends upon long-lasting contractual partnerships with parties such as yourself.

Although we have worked with you as Steiner Leisure in the past, we intend to operate Mandara Spa as a stand-alone subsidiary level on a going forward basis. To this end, we asked Tom Gottlieb to continue to serve as the CEO & President of Mandara Spa following the closing. In addition, it is our desire to retain all Mandara management and spa personnel in their current positions – both to retain continuity of operations and to ensure the standard of service you and your clients have come to expect from Mandara Spa. We believe Mandara Spa has developed a very successful partner-friendly and client-oriented business philosophy, and we are committed to ensuring that this philosophy remains a principal element of the Mandara experience. Accordingly, we believe that our purchase will give Mandara Spa financial and other resources it needs to grow, while having a minimal impact on Mandara Spa's day-to-day operations. In particular, we want to assure you that Steiner is committed to making sure that Mandara Spa continues to meet its obligations to you and exceed your expectations.

Please note that we have not yet issued a press release or made our Mandara transaction known to the public. Therefore, since we're a public company, you should not pass on this information to anyone else or buy or sell any of our shares until we have issued a press release on this matter.

We look forward to meeting with you in the near future and continuing your relationship with Mandara Spa for years to come.

Sincerely,

Leonard Fluxman
President and Chief Executive Officer

FIRPTA AFFIDAVIT

Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. To inform Steiner Spa Limited, a Bahamas international business company ("Transferee"), that withholding of tax is not required upon the disposition of a U.S. real property interest by SP Spas LLC, a Delaware limited liability company ("Transferor"), the undersigned hereby swears, affirms and certifies as follows on behalf of Transferor:

1. Transferor is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and the regulations promulgated thereunder);

2. Transferor's U.S. employer identification number is 94-3298262;

3. Transferor's office address is c/o Mandel, Buder & Verges, 101 Vellejo Street San Francisco, CA 94111; and

4. Transferor understands that this certification may be disclosed to the Internal Revenue Service by Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

[Signatures on following page.]

Under penalty of perjury, I declare that I have examined this certificate and, to the best of my knowledge and belief, it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of Transferor.

Dated as of July 3, 2001.

SP SPAS LLC, a Delaware limited liability company

By: Thomas M. Gottlieb
Name: Thomas M. Gottlieb
Title: Authorized Person

{MI665589;2}

FIRPTA AFFIDAVIT

Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. To inform Steiner Spa Limited, a Bahamas international business company ("Transferee"), that withholding of tax is not required upon the disposition of a U.S. real property interest by Red Sail Spas, L.L.C., a Delaware limited liability company ("Transferor"), the undersigned hereby swears, affirms and certifies as follows on behalf of Transferor:

1. Transferor is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and the regulations promulgated thereunder);

2. Transferor's U.S. employer identification number is 94-3297464;

3. Transferor's office address is 909 Montgomery Street, Suite 600, San Francisco, CA 94133; and

4. Transferor understands that this certification may be disclosed to the Internal Revenue Service by Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

[Signatures on following page.]

Under penalty of perjury, I declare that I have examined this certificate and, to the best of my knowledge and belief, it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of Transferor.

Dated as of July 3, 2001.

RED SAIL SPAS, L.L.C., a Delaware limited liability company

By: ____________________
Name: John Pritzker
Title: Authorized Person

{M10653890;2}

OFFICER'S CERTIFICATE

OF

STEINER LEISURE LIMITED

The undersigned hereby certifies that he is the duly elected, qualified, and acting President of Steiner Leisure Limited, a Bahamas international business company ("Steiner"), and that as such, he is familiar with the facts herein certified and is duly authorized to certify the same and does hereby certify that Steiner did not purchase, nor cause the purchase of, any Steiner Common Shares during the period used to determine the Average Closing Sale Price of the Steiner Shares, as defined in Section 1.3(b)(ii) of the Membership Interest Purchase Agreement, dated as of June 27, 2001, among Steiner Spa Limited, Steiner, SP Spas LLC and Red Sail Spas, L.L.C. (the "Purchase Agreement").

All capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Purchase Agreement. This Certificate is being delivered to and may be relied upon by SP Spas LLC and Red Sail Spas, L.L.C. and their legal counsel.

IN WITNESS WHEREOF, I hereunder subscribe my name as of the 3rd day of July, 2001.

Leonard I. Fluxman, President

{MI668387;1}

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July 3, 2001

FILE NO. 028204-0006

Steiner Leisure Limited
Steiner Spa Limited
770 South Dixie Highway, Suite 200
Coral Gables, FL 33146

Re: Membership Interest Purchase Agreement

Ladies and Gentlemen:

We have acted as special counsel to Red Sail Spas, L.L.C., a Delaware limited liability company ("RSS"), and SP Spas LLC, a Delaware limited liability company ("SPS" and, together with RSS, the "Sellers"), in connection with the execution and delivery of that certain Membership Interest Purchase Agreement, dated as of June 27, 2001 (the "Agreement"), by and among Steiner Spa Limited ("Buyer"), Steiner Leisure Limited and Sellers, pursuant to which Sellers have agreed to sell to Buyer their limited liability company interests in Mandara Spa LLC, a Delaware limited liability company ("Mandara"). This opinion is being rendered pursuant to Section 7.1(d) of the Agreement. Capitalized terms not defined herein shall have the meanings assigned to them in the Agreement.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of rendering the opinions expressed below, except where a statement is qualified as to knowledge or awareness, in which case we have made no or limited inquiry as specified below. We have examined, among other things, the following:

(a) the Agreement (including the disclosure schedules delivered in connection therewith);

(b) the Registration Rights Agreement, the Pledge Agreement, the assignments of the Membership Interests and the assignments of the notes evidencing the Seller Loans;

(c) the Certificates of Formation and Limited Liability Company or Operating Agreements of each of SPS and RSS (collectively, the "Seller Charter Documents");

(d) the Certificate of Formation of Mandara, as filed with the Delaware Secretary of State on August 7, 1997, and the Third Amended and Restated Operating

Agreement of Mandara, dated as of May 11, 2000, among the Sellers and Shiseido Relaxation Investment Company, Inc. (n/k/a Shiseido Investment US, Inc.) (collectively, the "Mandara Charter Documents");

(e) for each of (i) Mandara Spa (Cruise I), L.L.C., (ii) Mandara PSLV, LLC, (iii) Mandara Spa (Tahiti), L.L.C., (iv) Mandara Spa Services, LLC, (v) Mandara Spa (Cruise II), L.L.C. and (vi) Mandara Spa (Hawaii), L.L.C. (collectively, the "DE Subs"), the Certificates of Formation and Limited Liability Company or Operating Agreements of such companies (collectively, the "Subsidiary Charter Documents"); and

(f) a Certificate of Existence with Status in Good Standing, dated June 7, 2001, from the Nevada Secretary of State with respect to Mandara PSLV, LLC, and a Certificate of Good Standing, dated June 7, 2001, from the Department of Commerce and Consumer Affairs of the State of Hawaii with respect to Mandara Spa (Hawaii), L.L.C. (collectively, the "Foreign Qualification Certificates").

The documents described in subsections (a) and (b) above are referred to herein as the "Transaction Documents."

In our examination, we have assumed the genuineness of all signatures (other than those on behalf of Sellers), the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as copies.

We have been furnished with, and with your consent have relied upon, certificates of representatives of Sellers with respect to certain factual matters. In addition, we have obtained and relied upon such certificates and assurances from public officials as we have deemed necessary. We have also assumed the legal capacity of all natural persons who are signatories to any of the Transaction Documents.

We are opining herein as to the effect on the subject transaction only of the federal laws of the United States, the laws of the State of Illinois and the Delaware Limited Liability Company Act, as amended (the "Delaware Act"), and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction, or in the case of Delaware, any other laws, or as to matters of municipal law or the laws of any local agencies within any state. In this regard, we note that each of the Transaction Documents contains a provision to the effect that the laws of the State of Delaware are intended to be governing. For purposes of our opinions herein, we have assumed, with your permission and without any independent investigation, that the laws of the State of Delaware (other than the Delaware Act) that may govern the Transaction Documents are identical in all relevant respects to the laws of the State of Illinois.

Our opinions set forth in paragraph 5 below are based upon our consideration of only those statutes, rules and regulations which, in our experience, are normally applicable to similar transactions. Whenever a statement herein is qualified by "to our knowledge" or a similar phrase, it is intended to indicate that those attorneys in this firm who have rendered legal services in connection with the transactions contemplated by the Agreement do not have current actual knowledge of the inaccuracy of such statement. However, except as otherwise expressly indicated, we have not undertaken any independent investigation to determine the accuracy of any such statement, and no inference that we have any knowledge of any matters pertaining to such statement should be drawn from our representation of Sellers or the Mandara Entities.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof:

1. Each Seller (a) is a limited liability company validly existing and in good standing under the laws of the State of Delaware, and (b) has all requisite limited liability company power and authority to (i) enter into and deliver the Transaction Documents and perform its obligations thereunder, and (ii) carry on its business as, to our knowledge, now conducted by it, and own and operate the property and assets which, to our knowledge, are now owned and operated by it.

2. Each of Mandara and the DE Subs (a) is a limited liability company validly existing and in good standing under the laws of the State of Delaware, and (b) has all requisite limited liability company power and authority to carry on its business as, to our knowledge, now conducted by it, and to own and operate the property and assets which, to our knowledge, are now owned and operated by it.

3. To our knowledge, and based solely on the Foreign Qualification Certificates, (a) Mandara PSLV, LLC is in good standing in the State of Nevada, and (b) Mandara Spa (Hawaii), L.L.C. is duly registered to do business in the State of Hawaii.

4. The membership interests of Mandara held by Sellers as set forth on Exhibit A (a) have been duly authorized, (b) were not issued in violation of any applicable provision of the Mandara Charter Documents, and (c) to our knowledge, other than the membership interests held by Shiseido Investment US, Inc. (as reflected in the Mandara Charter Documents), are, prior to the consummation of the transactions contemplated by the Agreement, the only membership interests of Mandara outstanding. The membership interests of each of the DE Subs (a) have been duly authorized, (b) were not issued in violation of any applicable provision of the Subsidiary Charter Documents of such DE Sub, and (c) to our knowledge, are wholly-owned, directly or indirectly, by Mandara.

5. To our knowledge, the Third Amended and Restated Operating Agreement of Mandara, dated as of May 11, 2000, among the Sellers and Shiseido

Relaxation Investment Company (n/k/a Shiseido Investment US, Inc.) is in full force and effect and has not been amended since the date thereof.

6. The execution, delivery and performance by Sellers of the Transaction Documents and the consummation by Sellers of the transactions contemplated thereby will not violate, contravene or conflict with (a) any provision of federal law or the Delaware Act to which either Seller is subject; (b) any provision of the Seller Charter Documents, Mandara Charter Documents or Subsidiary Charter Documents; and (c) any Order or Governmental Approval (solely to the extent such Order or Governmental Approval relates to federal law or the Delaware Act) known to us to be applicable to either Seller, Mandara or any DE Sub, except with respect to this clause (c) for such violations, contraventions or conflicts that would not reasonably be expected to have a material adverse effect with respect to such Seller, Mandara or DE Sub, nor does the execution, delivery and performance by Sellers of the Transaction Documents and the consummation by Sellers of the transactions contemplated thereby require any consent, approval, exemption or authorization from, notice to be given to, or filing to be made with any Governmental Authority under federal law or the Delaware Act, except as disclosed in the Transaction Documents and as may be required under state or federal securities laws.

7. Each of the Transaction Documents to which any Seller is a party has been duly authorized, executed and delivered by such Seller and is a legally valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

8. Except as disclosed in the Transaction Documents, to our knowledge, there is no Action pending that (a) questions the validity or enforceability of any of the obligations of any Seller under any Transaction Document, or (b) seeks (i) to prevent or delay the consummation by such Seller of the transactions contemplated thereby, or (ii) damages in connection with the consummation by such Seller of the transactions contemplated thereby.

The opinions expressed above are further subject to the following limitations, qualifications and exceptions:

(a) such opinions are subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally;

(b) enforceability of the Transaction Documents is subject to the effect of general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief regardless of whether considered in a proceeding in equity or at law;

(c) Illinois case law calls into question the enforceability under certain circumstances of contractual provisions providing for the compounding of interest or the payment of interest on interest and provisions providing for prepayment premiums upon acceleration or prepayment of loans;

(d) the unenforceability under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy;

(e) the unenforceability of any provision requiring the payment of attorney's fees, except to the extent that a court determines such fees to be reasonable; and

(f) we express no opinion with respect to the enforceability of any provision relating to non-competition or choice of law or venue in any of the Transaction Documents, including, without limitation, any provision of Article X of the Agreement.

To the extent that the obligations of any Seller may be dependent upon such matters, we assume for purposes of this opinion that: all parties to the Transaction Documents other than the Sellers are duly incorporated, formed or organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation, formation or organization, as applicable; all parties to the Transaction Documents other than the Sellers have the requisite corporate, company or partnership power and authority to execute and deliver the Transaction Documents and to perform their respective obligations under the Transaction Documents to which they are a party; and the Transaction Documents to which such parties other than the Sellers are a party have been duly authorized, executed and delivered by such parties and constitute their legally valid and binding obligations, enforceable against them in accordance with their terms. We express no opinion as to compliance by any parties (other than the Sellers) to the Transaction Documents with any state or federal laws or regulations applicable to the subject transactions because of the nature of their business.

This opinion is rendered only to you and is solely for your benefit in connection with the transactions covered hereby. This opinion may not be relied upon by you for any other purpose, or furnished to, quoted to or relied upon by any other person, firm or corporation for any purpose, without our prior written consent.

Very truly yours,

Latham & Watkins

EXHIBIT A

Membership Interests of Mandara Spa LLC

Red Sail Spas, L.L.C.	42%
SP Spas LLC	18%

AKERMAN SENTERFITT
ATTORNEYS AT LAW

SUNTRUST INTERNATIONAL CENTER
ONE SOUTHEAST THIRD AVENUE, 28TH FLOOR
MIAMI, FLORIDA 33131-1714
PHONE (305) 374-5600 • FAX (305) 374-5095
http://www.akerman.com

July 3, 2001

SP Spas LLC
c/o Mandel, Buder & Verges
101 Vallejo Street
San Francisco, CA 94111
Attention: Donald Buder

Red Sail Spas, L.L.C.
c/o The Pritzker Organization
200 West Madison, Suite 3800
Chicago, IL 60606
Attention: John E. Stellato

Re: Membership Interest Purchase Agreement, dated as of June 27, 2001 (the "Purchase Agreement"), among Steiner Spa Limited, a Bahamas international business company (the "Buyer"), Steiner Leisure Limited, a Bahamas international business company ("Steiner"), SP Spas LLC, a Delaware limited liability company ("SPS") and Red Sail Spas, L.L.C., a Delaware limited liability company ("RSS," together with SPS, the "Sellers")

Ladies and Gentlemen:

We have acted as special counsel to the Buyer and Steiner in connection with the preparation, execution and delivery of the Purchase Agreement, which provides, among other things, for the purchase by the Buyer from the Sellers of sixty percent (60%) of the outstanding membership interests in Mandara Spa, LLC, a Delaware limited liability company (the "Company"). This opinion is being furnished pursuant to Section 7.3(e)(i) of the Purchase Agreement. Capitalized terms used herein without definition have the respective meanings assigned to such terms in the Purchase Agreement.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of rendering the opinions expressed below, and we have reviewed the following documents:

AKERMAN, SENTERFITT & EIDSON, P.A.
FORT LAUDERDALE • JACKSONVILLE • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

(a) the Purchase Agreement;

(b) the Registration Rights Agreement;

(c) the Notes;

(d) the Pledge Agreement (together with the Purchase Agreement, the Registration Rights Agreement and the Notes, the "Transaction Documents");

(d) the resolutions adopted by the Board of Directors of the Buyer and Steiner authorizing the transactions contemplated by the Purchase Agreement;

(e) such other documents, instruments and certificates (including, but not limited to, certificates of public officials and officers of the Buyer) as we have considered necessary for purposes of this opinion.

In rendering this opinion, with respect to factual matters, with your permission and without independent investigation, we have relied solely upon the factual representations and certificates of officers and/or agents of the Buyer, and have assumed the continued accuracy of such factual matters as of the date hereof. Additionally, we have relied, with your permission and without independent investigation, upon the certificates of public officials with respect to the accuracy of the matters contained therein and have assumed the continued accuracy of such matters as of the date hereof.

In our examination of the foregoing specified documents and other certificates, records and documents, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the original documents of all documents submitted to us as certified, telecopied, photostatic, conformed or reproduced copies. We have also assumed the legal capacity of individual signatories and the authorization, execution, delivery, accuracy, authenticity and completeness of all certificates and documents provided to us by public officials and all other persons or entities.

In addition, we have assumed that: (i) the Transaction Documents have been validly authorized, executed and delivered by all parties thereto (other than the Buyer and Steiner); (ii) the Transaction Documents constitute the legal, valid and binding obligations of the respective parties thereto (other than the Buyer and Steiner), enforceable against such parties in accordance with their respective terms; (iii) the execution and delivery of the Transaction Documents by each party thereto (other than the Buyer and Steiner) and the performance by such parties of their respective obligations thereunder do not violate such parties' respective articles or certificates of incorporation or by-laws, or other organizational documents; and (iv) the execution, delivery and performance by each party to the Transaction Documents (other than the Buyer and Steiner) and the performance by such parties of their respective obligations thereunder do not violate any agreement, judgment, injunction, decree, order of any governmental authority, other instrument, law or regulation applicable to such party.

Our opinions set forth in paragraph 2 below are based upon our consideration of only those statutes, rules and regulations which, in our experience, are normally applicable to similar transactions. Whenever a statement herein is qualified by "to our knowledge" or a similar phrase, it is intended to indicate that those attorneys in this firm who have rendered legal services in connection with the transactions contemplated by the Purchase Agreement do not have current actual knowledge of the inaccuracy of such statement. However, except as otherwise expressly indicated, we have not undertaken any independent investigation to determine the accuracy of any such statement, and no inference that we have any knowledge of any matters pertaining to such statement should be drawn from our representation of Buyer or Steiner.

Based upon the foregoing and subject to the qualifications and conditions contained herein, we are of the opinion that:

1. The Transaction Documents have been duly executed and delivered by each of the Buyer and Steiner, and assuming the execution and delivery by each of the other parties thereto, constitute a valid and binding obligation of each of the Buyer and Steiner, enforceable against each of the Buyer and Steiner in accordance with their terms, except as such enforceability may be limited by (a) any applicable bankruptcy, liquidation, conservatorship, insolvency, reorganization, fraudulent conveyance, moratorium and similar laws affecting the enforcement of creditors' rights generally, (b) the effect of general principles of equity, including commercial reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law) and the discretion of the court before which any proceeding therefor may be brought, (c) the availability of equitable remedies including specific performance and injunctive relief, (d) limitations imposed by public policy under certain circumstances on the enforceability of any remedies or provisions relating to the indemnification of or contribution by a party with respect to liability, (e) state and federal constitutional limitations including notice and due process and trial by jury, (f) limitations on the enforceability of any provision requiring the payment of attorney's fees, except to the extent a court determines such fees to be reasonable and (g) certain state case law calling into question the enforceability under certain circumstances of contractual provisions providing for the compounding of interest or the payment of interest on interest and provisions providing for prepayment premiums upon acceleration of prepayment of loans. We also express no opinion with respect to the enforceability of any provision relating to non-competition or choice of law or venue in the Transaction Documents or of any provision of Article X of the Purchase Agreement.

2. The execution, delivery and performance by Buyer and Steiner of the Transaction Documents and the consummation by Buyer and Steiner of the transactions contemplated thereby will not violate, contravene or conflict with (a) any provision of the federal laws of the United States of America to which either Buyer or Steiner is subject; or (b) any Order or Governmental Approval (solely to the extent such Order or Governmental Approval relates

to federal law) known to us to be applicable to Buyer or Steiner, except, with respect to this clause (b), for such violations, contraventions or conflicts that would not reasonably be expected to have a Steiner Material Adverse Effect with respect to Buyer or Steiner, nor does the execution, delivery and performance by Buyer and Steiner of the Transaction Documents and the consummation by Buyer and Steiner of the transactions contemplated thereby require any consent, approval, exemption or authorization from, notice to be given to, or filing to be made under federal law, except as disclosed in the Transaction Documents.

3. Except as disclosed in the Transaction Documents, to our knowledge, there is no Action pending that (a) questions the validity or enforceability of any of the obligations of either Buyer or Steiner under any Transaction Document, or (b) seeks (i) to prevent or delay the consummation by Buyer or Steiner of the transactions contemplated thereby, or (ii) damages in connection with the consummation by Buyer or Steiner of the transactions contemplated thereby.

This opinion is based upon currently existing statutes, rules, regulations and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.

Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters. Our opinions contained herein are rendered solely in connection with the transactions contemplated under the Purchase Agreement and may not be relied upon in any manner by any person other than the addressee hereof or for any other purpose. Our opinions herein shall not be quoted or otherwise included, summarized or referred to in any publication or document, in whole or in part, for any purposes whatsoever, or furnished to any person.

We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with, or expressing any opinion with respect to, the laws of any jurisdiction other than the federal laws of the United States of America and the laws of the State of Florida. Accordingly, the opinions expressed herein are expressly limited to the federal laws of the United States of America and the laws of the State of Florida. In this regard, we note that each of the Transaction Documents contains a provision to the effect that the laws of the State of Delaware are intended to be governing. For purposes of our opinions herein, we have assumed, with your permission and without any independent investigation, that the laws of the State of Delaware that may govern the Transaction Documents are identical in all relevant respects to the laws of the State of Florida.

Very truly yours,

AKERMAN, SENTERFITT & EIDSON, P.A.

Akerman, Senterfitt & Eidson, P.A.


HARRY B. SANDS, LOBOSKY AND COMPANY

3rd July, 2001

SP Spas LLC,
c/o Mandel, Buder & Verges,
101 Vallejo Street,
San Francisco, CA 94111,
U.S.A.

Attn: Donald Buder

Red Sail Spas, L.L.C,
c/o The Pritzker Organization,
200 West Madison, Suite 3800,
Chicago, Illinois 60606,
U.S.A.

Attn: John E. Stellato

Dear Sirs,

Re: Steiner Spa Limited

We have acted as Bahamas Counsel to Steiner Leisure Limited ("Steiner"), a company incorporated under the laws of the Commonwealth of The Bahamas ("The Bahamas"), and Steiner Spa Limited ("the Purchaser"), a company incorporated under the laws of The Bahamas and a wholly owned subsidiary of Steiner, in connection with the sale to the Purchaser of all of the outstanding membership interests of Mandara Spa LLC, a Delaware limited liability company, held by SP Spas LLC and Red Sail Spas, L.L.C. (collectively known as the "Sellers"), pursuant to the Membership Interest Purchase Agreement (the "Purchase Agreement") dated June 27, 2001, made between Steiner, the Purchaser and the Sellers.

1. For the purposes of this Opinion we have examined the following:-

   (1) an executed copy of the Purchase Agreement.

   (2) the Memorandum of Association and Articles of Association of each of Steiner and the Purchaser together with other corporate documents on file and available

COUNSEL AND ATTORNEYS-AT-LAW

{MI674551;1}

CHAMBERS
NASSAU, THE BAHAMAS

CORPORATE DEPARTMENT
MAILING ADDRESS
P. O. BOX N-485
NASSAU, BAHAMAS

TELEPHONES: AREA CODE (242)
322 2670 322 2671 326 8143 326 8241
328 0123 328 0227 328 0239 328 0297
328-0342 328 1024 323 1317
E MAIL office@hbslaw.com INTERNET http://www.hbslaw.com

CORPORATE FACSIMILE (242) 356-4163 323-1318

for public inspection at the Registry of Companies in The Bahamas (the "Organizational Documents").

(3) executed copies of the Registration Rights Agreement, the Notes and the Pledge Agreement (together with the Purchase Agreement, the "Transaction Documents").

(4) an executed copy of the resolutions of the Board of Directors of Steiner authorizing the Purchaser, a wholly owned subsidiary, to acquire all of the outstanding membership interests of Mandara Spa LLC held by the Sellers.

(5) an executed copy of the resolutions of the Board of Directors of the Purchaser authorizing the purchase of all of the outstanding membership interests in Mandara Spa LLC held by the Sellers.

(6) Certificate of Good Standing in respect of each of Steiner and the Purchaser.

(7) such laws, regulations, records and documents as are necessary for the purpose of expressing this opinion.

Any terms not herein defined, shall have the same meaning as in the Purchase Agreement.

2. We have assumed:-

(1) the genuineness and authenticity of all signatures and the conformity to the originals of all copies of documents (whether or not certified);

(2) the capacity power and authority of each of the parties to enter into the Transaction Documents (other than Steiner and the Purchaser);

(3) The due execution and delivery of the Transaction Documents by each of the parties thereto (other than Steiner and the Purchaser);

(4) The accuracy and completeness of all factual representations made in the Transaction Documents and other documents reviewed by us;

(5) That there is no provision of the law of any jurisdiction, other than The Bahamas, which would have any implication in relation to the opinions expressed herein;


HARRY B. SANDS, LOBOSKY
AND COMPANY

(6) The validity and binding effect of the Transaction Documents under the laws of the State of Delaware (the "Foreign Laws") by which the Transaction Documents are to be governed; and

(7) The validity under the Foreign Laws of the jurisdiction of the Courts of Delaware (or any other court in the United States of America asserting jurisdiction) pursuant to the Transaction Documents (the "Foreign Courts").

3. On the basis of any subject to the foregoing, we are of the opinion that:-

(1) The Purchaser is an International Business Company validly existing and in good standing under the laws of The Bahamas, and has full corporate power to carry on its business as, to our knowledge, now conducted by it and to own and operate the property and assets which, to our knowledge, are now owned and operated by it.

(2) Steiner is an International Business Company validly existing and in good standing under the laws of The Bahamas, and has full corporate power to carry on its business as, to our knowledge, now conducted by it and to own and operate the property and assets which, to our knowledge, are now owned and operated by it.

(3) Each of the Purchaser and Steiner has all requisite corporate power and authority to execute and deliver the Transaction Documents, to perform its respective obligations thereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance of the Transaction Documents by each of the Purchaser and Steiner and the consummation by each of the Purchaser and Steiner of the transactions contemplated thereby have been duly and validly authorized by all necessary action on the part of the Purchaser and Steiner.

(4) Neither the execution and delivery by the Purchaser or Steiner of the Transaction Documents nor the consummation by the Purchaser or Steiner of the transactions contemplated thereby, nor compliance by the Purchaser or Steiner with the terms and provisions thereof, conflicts with, results in any breach of the terms, conditions or provisions of, or constitutes a default or an event of default under the Organizational Documents of the Purchaser or Steiner or any judgment, decree or order known to us, or any statute, rule or regulation which is applicable to the Purchaser or Steiner or any of their respective properties (solely to the


HARRY B. SANDS, LOBOSKY
AND COMPANY

extent that such judgment, decree, order, statute, rule or regulation relates to the laws of The Bahamas).

(5) The Steiner Shares, when certificates therefor have been duly executed, countersigned and registered and delivered to and paid for by the Sellers in accordance with the terms of the Purchase Agreement, will constitute Common Shares, par value US$.01, of Steiner which have been validly issued, fully paid and non-assessable and each of the Sellers will be the registered holder of the number of Steiner Shares set forth on his or its share certificate. Furthermore, at such time, the Steiner Shares shall be free and clear of any Liens resulting from the actions of Steiner, except for such Liens contemplated by the Transaction Documents.

The opinions set forth above, are subject to the following qualifications:

1. The obligations of the Purchaser under the Purchase Agreement

(a) will be subject to the laws from time to time in effect relating to bankruptcy insolvency liquidation, possessory liens, rights of set off, reorganization amalgamation, moratorium or any other laws or legal procedures, whether of a similar nature or otherwise, generally affecting the rights of creditors;

(b) will be subject to general principles of equity and, as such, specific performance and injunctive relief, being equitable remedies, may not be available;

(c) may not be given effect by a Bahamas Court, whether or not it was applying the Foreign Laws, if and to the extent they constitute the payment of any amount which is in the nature of a penalty and not in the nature of liquidated damages.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than The Bahamas. This opinion is to be governed by and construed in accordance with the laws of The Bahamas and is limited to and is given on the basis of the current law and practice in The Bahamas.



This opinion is addressed to and is for the sole benefit of the addresses thereof and their respective legal advisers (but in that capacity only). It may not be relied upon by any other person nor may it be disclosed to any other persons without our prior written consent.

Yours faithfully,

HARRY B. SANDS, LOBOSKY AND COMPANY


HARRY B. SANDS, LOBOSKY
AND COMPANY

ASSIGNMENT OF MEMBERSHIP INTEREST

FOR VALUE RECEIVED, the sufficiency of which is hereby acknowledged, SP SPAS LLC., a Delaware limited liability company ("Assignor"), hereby sells, assigns and transfers unto STEINER SPA LIMITED, a Bahamas international business company ("Assignee"), all of its limited liability company membership interests in MANDARA SPA LLC, a Delaware limited liability company (the "Company"), constituting eighteen percent (18%) of the limited liability company membership interests therein, free and clear of any Liens (as defined in that certain Membership Interest Purchase Agreement, dated as of June __, 2001, among Assignor, Assignee, and the other parties identified therein), and does hereby irrevocably constitute and appoint the members and managers, as applicable, of the Company, attorneys to transfer the said interests in the Company, with full power and substitution in the premises.

Dated: July 3, 2001

SP SPAS LLC

By: Thomas M. Gottlieb

Name: Thomas M. Gottlieb
Title: Authorized Person

ACCEPTANCE

ASSIGNEE hereby acknowledges and accepts the foregoing assignment of all of Assignor's limited liability company membership interests in the Company and agrees to be subject to the terms and conditions of that certain Third Amended and Restated Operating Agreement of the Company, dated as of May 11, 2000, as a substituted Member (as defined therein) of the Company thereunder.

Dated: July 3, 2001

STEINER SPA LIMITED

By: [signature]

Name: Leonard I. Fluxman
Title: President

ASSIGNMENT OF MEMBERSHIP INTEREST

FOR VALUE RECEIVED, the sufficiency of which is hereby acknowledged, RED SAIL SPAS, L.L.C., a Delaware limited liability company ("Assignor"), hereby sells, assigns and transfers unto STEINER SPA LIMITED, a Bahamas international business company ("Assignee"), all of its limited liability company membership interests in MANDARA SPA LLC, a Delaware limited liability company (the "Company"), constituting forty-two percent (42%) of the limited liability company membership interests therein, free and clear of any Liens (as defined in that certain Membership Interest Purchase Agreement, dated as of June 27, 2001, among Assignor, Assignee, and the other parties identified therein), and does hereby irrevocably constitute and appoint the members and managers, as applicable, of the Company, attorneys to transfer the said interests in the Company, with full power and substitution in the premises.

Dated: July 3, 2001

RED SAIL SPAS, L.L.C.

By: ______________________
Name: John Pritzker
Title: Authorized Person

ACCEPTANCE

ASSIGNEE hereby acknowledges and accepts the foregoing assignment of all of Assignor's limited liability company membership interests in the Company and agrees to be subject to the terms and conditions of that certain Third Amended and Restated Operating Agreement of the Company, dated as of May 11, 2000, as a substituted Member (as defined therein) of the Company thereunder.

Dated: July 3, 2001

STEINER SPA LIMITED

By: ______________________
Name:
Title:

ASSIGNMENT OF MEMBERSHIP INTEREST

FOR VALUE RECEIVED, the sufficiency of which is hereby acknowledged, RED SAIL SPAS, L.L.C., a Delaware limited liability company ("Assignor"), hereby sells, assigns and transfers unto STEINER SPA LIMITED, a Bahamas international business company ("Assignee"), all of its limited liability company membership interests in MANDARA SPA LLC, a Delaware limited liability company (the "Company"), constituting forty-two percent (42%) of the limited liability company membership interests therein, free and clear of any Liens (as defined in that certain Membership Interest Purchase Agreement, dated as of June __, 2001, among Assignor, Assignee, and the other parties identified therein), and does hereby irrevocably constitute and appoint the members and managers, as applicable, of the Company, attorneys to transfer the said interests in the Company, with full power and substitution in the premises.

Dated: July 3, 2001

RED SAIL SPAS, L.L.C.

By: ______________________________
Name:
Title:

ACCEPTANCE

ASSIGNEE hereby acknowledges and accepts the foregoing assignment of all of Assignor's limited liability company membership interests in the Company and agrees to be subject to the terms and conditions of that certain Third Amended and Restated Operating Agreement of the Company, dated as of May 11, 2000, as a substituted Member (as defined therein) of the Company thereunder.

Dated: July 3, 2001

STEINER SPA LIMITED

By: [signature]
Name: Leonard I. Fluxman
Title: President

AFFIDAVIT

I, Carl S. St. Philip, after being duly sworn, did depose and state:

1. I am the Vice President and Chief Financial Officer of Steiner Leisure Limited ("Steiner").

2. On the date hereof, I, on behalf of Steiner, with full authorization, executed an instrument representing a 9% Subordinated Note, in a principal amount of $3,920,000 (the "Note"), payable to Red Sail Spas, L.L.C. (the "Holder").

3. The Note was executed in Chicago, Illinois at the offices of Sidley Austin Brown & Wood.

4. The Note was delivered by messenger by the undersigned on July 1, 2001 to a representative of the Holder at the offices of Latham & Watkins in Chicago, Illinois.

5. This Affidavit is made for the benefit of Steiner for compliance with the laws of the State of Florida relating to documentary stamp tax laws.

FURTHER AFFIANT SAYETH NOT.

Executed this ___ day of July, 2001

STEINER LEISURE LIMITED

By: [signature]
Name: Carl S. St. Philip
Title: Vice President and Chief Financial Officer

STATE OF ILLINOIS)
COUNTY OF COOK)

The foregoing instrument was acknowledged before me on this _____ day of July, 2001, by Carl S. St. Philip, who is personally known to me (__) or has produced identification (__).

[signature]
NOTARY PUBLIC, STATE OF ILLINOIS

My Commission Expires: 12/15/02

"OFFICIAL SEAL"
CYNTHIA TONGSY
Notary Public, State of Illinois
My Commission Expires 12/15/02



THE SECURITY REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT IS IN EFFECT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

THE PAYMENT OF ANY SUMS DUE AND OWING UNDER THIS NOTE IS SUBORDINATED TO THE CLAIMS OF THE SENIOR LENDERS AS MORE PARTICULARLY DESCRIBED IN SECTION 6 HEREOF.

STEINER LEISURE LIMITED

9% SUBORDINATED NOTE

July 3, 2001 $3,920,000

Steiner Leisure Limited, a corporation organized and existing under and by virtue of the laws of the Commonwealth of the Bahamas (the "Company"), hereby promises to pay to the order of Red Sail Spas, LLC (the "Holder") the principal amount of THREE MILLION NINE HUNDRED TWENTY THOUSAND AND NO/100 U.S. DOLLARS ($3,920,000), together with interest thereon calculated from the date hereof in accordance with the provisions of this Note. This Note is being issued by the Company to the Holder pursuant to the terms of that certain Membership Interest Purchase Agreement dated as of June 27, 2001 by and among the Company, the Holder, Steiner Spa U.S. Limited and SP Spas LLC (the "Purchase Agreement").

1. Payment of Interest.

(a) Interest Rate. Except as otherwise expressly provided in Section 4(b)(i) hereof, interest shall accrue daily on the unpaid principal amount of this Note outstanding from time to time at the rate of nine percent (9%) per annum, or (if less) at the highest rate then permitted under applicable law.

(b) Interest Payment Dates. Subject to the provisions of Section 6 below, the Company shall pay all accrued interest in cash to the Holder on October 3, 2001 and on the 3rd day of each and every consecutive third month thereafter. Any accrued interest which for any reason has not theretofore been paid shall be paid in full on the date on which the final principal payment on this Note is made. Interest shall accrue on any principal payment due under this Note until such time as payment therefor is actually delivered to the Holder.

2. Payment of Principal on Note; Prepayment. The Company shall pay the Holder in full in cash all outstanding principal of this Note to the Holder on January 2, 2005 ("Maturity Date"), together with all accrued and unpaid interest on the principal amount being repaid. Subject to the restrictions contained in Section 6 below (which may be waived by the Senior Lenders under the Bank Agreement or otherwise), the Company may prepay this Note in whole or in part without premium or penalty.

3. Transfers. Until such time as all amounts due and payable to Holder under this Note are paid in full, the Company will not sell, transfer or assign all or substantially all of its assets in a single or series of transactions.

4. Reductions to Principal Due on Note. The Holder hereby expressly agrees that the Company shall be entitled to reduce the principal amount due and owing under this Note in accordance with Sections 1.4(d), 1.5(d) and/or 9.5(f) of the Purchase Agreement.

5. Events of Default.

(a) Definition. For purposes of this Note, an Event of Default shall be deemed to have occurred if:

(i) the Company fails to pay when due and payable (whether at maturity or otherwise) the full amount of interest then accrued on this Note or the full amount of any principal payment on this Note, and such failure to pay is not cured within 5 days after the occurrence thereof;

(ii) (1) the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company bankrupt or insolvent; or any order for relief with respect to the Company is entered under the federal Bankruptcy Code; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; (2) or any such petition or application is filed, or any such proceeding is commenced, against the Company and in the case of this clause (2) either (a) the Company by any act indicates its approval thereof, consent thereto or acquiescence therein or (b) such petition, application or proceeding is not dismissed within 60 days;

(iii) a breach or default occurs under any document or instrument related to the Senior Debt and, as a result thereof, the Company is obligated to purchase, pay, repay, or redeem any Senior Debt prior to its regular maturity or before its regularly scheduled payment date;

(iv) the Company fails to comply with Section 3 hereof.

The foregoing shall constitute Events of Default whatever the reason or cause for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

(b) Consequences of Events of Default.

(i) If any Event of Default has occurred, the interest rate on this Note shall increase immediately by an increment of two percentage points to the extent permitted by law. Any increase of the interest rate resulting from the operation of this subsection shall terminate as of the close of business on the date on which such Event(s) of Default no longer exist.

(ii) Subject to the provisions of Section 6 below, upon the occurrence and during the continuance of an Event of Default, the aggregate principal amount of this Note (together with all accrued interest thereon and all other amounts due and payable with respect thereto) shall become immediately due and payable without any action on the part of the Holder, and the Company shall immediately pay to the Holder all amounts due and payable with respect to this Note.

(iii) The Holder shall also have any other rights which such Holder may have been afforded under any agreement at any time and any other rights which such Holder may have pursuant to applicable law.

(iv) The Company hereby waives diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the Holder may accept security for this Note or release security for this Note, all without in any way affecting the liability of the Company hereunder.

6. Subordination.

(a) Extent of Subordination. All amounts (including all principal, interest, premiums, fees, expenses, indemnities and other payments) payable by the Company with respect to this Note (the "Subordinated Debt") are and shall be subordinate and junior in right of payment to the prior payment in full of the Senior Debt (as defined below) to the extent and in the manner set forth in this Section 6. Except for (i) the periodic payments of interest as contemplated in Section 1(b) above, (ii) payments of Subordinated Debt on or after the Maturity Date, and (iii) set offs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Holder will not ask for, demand, sue for, take or receive from the Company, by set-off or in any other manner, the whole or any part of the Subordinated Debt unless and until all Senior Debt shall have been fully paid and satisfied and all commitments to extend credit thereunder shall have been terminated. As used herein, the term "Senior Debt" shall mean (i) all debt, liabilities and obligations of the Company (or its subsidiaries) with respect to that certain Credit Agreement dated as of July 2, 2001 (as amended, modified and restated from time to time, the "Bank Agreement"), among the Company, the financial institutions from time to time party thereto (the "Lenders"), and ABN AMRO Bank, N.V., as Administrative Agent (the "Agent"), including, without limitation, all principal, interest (including, without limitation, post-petition interest at the rate prescribed in the Bank Agreement, whether or not allowed or allowable, accruing after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company or its subsidiaries), premium, amounts payable under reimbursement obligations in connection with letters of credit, fees and expenses, including all Enforcement Expenses (as defined below), (ii) all amounts owing with respect to foreign exchange and interest rate hedging agreements between the Company and any Lender, (iii) all amounts owing under agreements refinancing the Bank Agreement, or amendments of the Bank Agreement, including amendments or refinancings that increase the principal amount of the Senior Debt; provided, however, that notwithstanding the foregoing, in no event shall the amount of the Senior Debt exceed $65,000,000, and (iv) all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing, including any such refinancing provided by financial institutions other than the Agent or any Lender. The Agent, the Lenders and all other financial institutions holding any Senior Debt are hereinafter referred to as "Senior Lenders." As used herein, the term "Enforcement Expenses" means all reasonable costs and expenses incurred by any Senior Lender in connection with its enforcement of any rights or remedies with respect to any Senior Debt, the collection of any of the Senior Debt, or the protection of, or realization upon, any collateral after the occurrence and during the continuance of a default with respect to any Senior Debt, including, by way of example, reasonable attorneys' fees, court costs, appraisal and consulting fees, auctioneers' fees, rent, storage, insurance premiums and like items, and whether or not such amounts are allowed as a claim against the Company (or its subsidiaries) in any bankruptcy, insolvency or reorganization proceeding.

(b) Remedy Suspension.

(i) If and so long as a Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(i) (such period of time being referred to as the "Payment Default Suspension Period"), then, except as otherwise set forth below, and except for setoffs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (w) the Maturity Date, (x) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (y) 121 days after the date that the Senior Debt has been paid in full or (z) the Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Payment Default Suspension Period, in each case in accordance with the terms of the Bank Agreement.

(ii) If and so long as a Non-Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Non-Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(ii) (such period of time being referred to as the "Non-Payment Default Suspension Period" and, together with the Payment Default Suspension Period, a "Payment Suspension Period"), then, except as otherwise set forth below, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (v) the Maturity Date, (w) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (x) the Senior Debt has been paid in full, (y) the Non-Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Non-Payment Default Suspension, or (z) 180 days after the date the Holder received the Non-Payment Default Notice with respect to a Non-Payment Default, in each case in accordance with the terms of the Bank Agreement.

(iii) As used herein, the term "Payment Default" means the occurrence and continuance (after the expiration of any applicable grace or cure periods) of a default in payment of all or any part of the Senior Debt, and the term "Non-Payment Default" means a default under the Bank Agreement other than a Payment Default.

(c) Liquidation, Winding Up, etc. Upon any distribution of assets of the Company or upon any dissolution, winding up, liquidation or reorganization of the Company, whether in any bankruptcy, insolvency, reorganization or receivership proceeding or upon an assignment for the benefit of creditors or any other marshaling of the assets and liabilities of the Company or otherwise:

(i) the holders of all Senior Debt shall be entitled to receive payment in full of the principal thereof, the interest due thereon and any premium, fees, expenses, indemnities or other payment obligation with respect thereto before the Holder is entitled to receive any payment (other than equity securities or debt securities which are subordinated to the Senior Debt to at least the same extent as this Note is subordinated to the Senior Debt, and then only to the extent that no payments may be made under such debt or equity securities, or any instruments arising therefrom, until the Senior Debt is paid in full) upon the Subordinated Debt; and

(ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which the Holder would be entitled but for the provisions of this Section 5 shall be paid by the liquidating trustee or agent or other Person (as defined below) making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise: (a) first directly to the holders of Senior Debt or their agents or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the principal of, interest on and any premium or other amounts payable with respect to the Senior Debt held or represented by each such holder, to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of the Senior Debt; and (b) the remainder, if any, to the Holder; and

(iii) if the Holder has not presented a claim in respect of the Subordinated Debt within 15 days of the commencement of any applicable claims filing period, the holders of Senior Debt shall have the right to present such claims in respect of the Subordinated Debt. So long as any amounts remain due and owing in respect of the Senior Debt or any commitments remain to extend credit thereunder, Holder shall not, without the prior consent of the Lenders, approve a plan in bankruptcy in respect of the Company the terms of which do not call for the payment of the Senior Debt in full in cash on the confirmation date of such plan.

The consolidation of the Company with, or the merger of the Company into, another entity shall not be deemed a dissolution, winding up, liquidation or reorganization of the Company for the purposes of this Section 6(c) if such other entity, as a part of such consolidation or merger, succeeds to the Company's property and business and assumes the Company's obligations (including the Senior Debt and the Subordinated Debt).

(d) Payment Held in Trust. All payments or distributions by the Company upon or with respect to the Subordinated Debt which are received by the Holder in violation of or contrary to the provisions of Subsections 5(a), 5(b) or 5(c) above shall be received in trust for the benefit of the holders of the Senior Debt and shall be paid over promptly, with or without demand therefor, to such holders in the same form as so received (with all necessary endorsements and assignments) to be applied to the payment of the Senior Debt. In the event of the failure of the Holder to make any such endorsement or assignment to the Senior Lenders, the Senior Lenders, or any of their officers or employees, are hereby irrevocably authorized to make the same.

(e) Setoff. Notwithstanding anything to the contrary contained herein or otherwise, the Holder shall at all times be entitled to setoff against the amount owing hereunder by amounts the Holder otherwise owes to the Company pursuant to the Purchase Agreement, and the Holder shall not be required or requested to pay, hold in trust or pay over any such setoff amount to any Person.

(f) Instrument Legend. Any instruments evidencing this Note will, on the date hereof or promptly hereafter, be inscribed with a legend conspicuously indicating that payment thereof is subordinated to the claims of the Senior Lenders. Any instrument evidencing any of the Subordinated Debt, or any portion thereof, which is hereafter executed by the Company, will, on the date thereof, be inscribed with the aforesaid legend.

(g) Subordinated Debt Owed Only to the Holder. The Holder by acceptance of this Note warrants and represents that the Holder has not previously assigned any interest in this Note to any party, that no party owns an interest in this Note other than the Holder (whether as joint holders of the

Subordinated Debt, participants or otherwise), and that the entire Subordinated Debt is owing to the Holder, subject only to the rights of the Senior Lenders hereunder.

(h) Acceleration and Exercise of Remedies. Nothing contained in this Note shall prevent the Holder from (i) accelerating this Note following the acceleration of any payment due under the Senior Debt or the declaration that the Senior Debt is immediately due and payable in full, (ii) instituting legal proceedings to enforce and collect upon the amounts outstanding under this Note in the event that the Lenders either commence any such proceedings in respect of the Senior Debt or formally commence the exercise of its or their remedies in respect of any collateral securing the Senior Debt (other than remedies intended solely for the protection of the collateral and the lenders' interests therein and not related to any sale or disposition of or foreclosure upon the collateral), or (iii) filing any proof of claim in respect of the amounts outstanding under this Note in connection with any bankruptcy or similar proceedings of the Company; provided that any amounts received or receivable in connection therewith in respect of the Subordinated Debt by the Holder shall be subject to the provisions of Subsection 6(a), 6(c) and 6(d) above.

(i) Rights Not Subordinated. The provisions of this Section 6 are for the purpose of defining the relative rights of the holders of Senior Debt on the one hand and of the Holder on the other hand, and nothing herein shall impair (as between the Company, the Holder and creditors of the Company, other than the holders of the Senior Debt) the Company's obligation to the Holder to pay to Holder the full amount of this Note in accordance with the terms hereof. No provision of this Section 6 shall be deemed to subordinate, to any extent, any claim or right of the Holder to any claim against the Company by any creditor or any other Person except to the extent expressly provided herein.

(j) Payment Set Aside. To the extent that (i) the Holder has turned over any cash, securities or other property received as payments from the Company to the holders of Senior Debt hereunder for application to the Senior Debt or (ii) any cash, securities or other property to which the Holder would otherwise have been entitled (but for the provisions of this Section 6) as payments from the Company are paid to the holders of Senior Debt for application to the Senior Debt, and any such payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from or disgorged by the Holder or are otherwise required to be refunded, repaid or restored by the Holder to the Company or any trustee, receiver or other Person under any law (including, without limitation, any bankruptcy or insolvency law or any federal or state equitable cause), then to the extent of any such refund, repayment or restoration the holders of Senior Debt shall repay such amount to the Holder and Holder's other rights and obligations hereunder shall be renewed and continued in full force and effect as if such original payment had not been made by the Holder to the holders of Senior Debt. This Subsection (i) shall survive the termination and cancellation of this Note.

(k) Term. The provisions of this Section 6 shall constitute a continuing agreement of subordination, and the Senior Lenders may continue, without notice to the Holder, to lend monies, extend credit and make other financial accommodations to or for the account of the Company, on the faith hereof, and the provisions of this Section 6 shall be irrevocable by the Holder until all Senior Debt shall have been paid and fully satisfied and all financing arrangements between the Company and any Senior Lenders relating to the Senior Debt have been terminated.

(l) Additional Agreements, Among the Company and Senior Lenders. Any Senior Lender, at any time and from time to time, may enter into such agreement or agreements with the

Company as such Senior Lender may deem proper, extending the time of payment of or renewing or otherwise altering the terms of all or any of the Senior Debt or affecting the security underlying any or all of the Senior Debt, or may exchange, sell, release, surrender or otherwise deal, with any such security, without in any way impairing or affecting this Note, including but not limited to this Section 6.

(m) Holder's Waivers. All of the Senior Debt shall be deemed to have been made or incurred in reliance upon the provisions of this Section 6, and the Holder expressly waives all notice of the acceptance by any Senior Lender of the subordination and other provisions of this Note, all other notices whatsoever, and reliance by the Senior Lenders upon the subordination and other agreements as herein provided. The Holder by its acceptance of this Note agrees that: (i) no Senior Lender has made any warranties or representations with respect to the due execution, legality, validity, completeness or enforceability of the Bank Agreement or any other document or agreement evidencing Senior Debt, or the collectability of any Senior Debt; and (ii) the Senior Lenders shall be entitled to manage and supervise their loans to the Company in accordance with their usual practices, modified from time to time as they deem appropriate under the circumstances, without regard to the existence of any rights that the Holder may now or thereafter have in or to any of the assets of the Company.

(n) No Waiver. No waiver shall be deemed to be made by any Senior Lender of any of its rights hereunder, unless the same shall be in writing signed by such Senior Lender, and each waiver, if any, shall be a waiver only with respect to the specific instance involved, and shall in no way impair the rights of such Senior Lender or the obligations of the Holder to such Senior Lender in any other respect at any other time.

(o) Application of Payments. The Holder hereby agrees that all payments received by any Senior Lender from the Company may be applied and reapplied, in whole or in part, to any of the Senior Debt, as such Senior Lender, in its sole discretion, deems appropriate.

(p) Unsecured Obligation. This Note is an unsecured obligation of the Company and shall remain unsecured for so long as any Senior Debt shall remain outstanding or there shall exist any commitment to provide Senior Debt to the Company.

(q) Complete Nature of Subordination. All rights and interests of the Senior Lenders under this Note shall remain in full force and effect irrespective of: (i) any lack of validity or enforceability of the documents relating to the Senior Debt, or any other agreement or instrument relating thereto; (ii) any exchange, release or non-perfection of the collateral for the Senior Debt, or any other collateral, or any release or amendment or waiver of (or consent to departure from) any of the documents relating to the Senior Debt; or (iii) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Senior Lender, the Holder or another subordinated creditor.

(r) No Contest of Liens or Rights; No Prejudicial Actions. In no event shall the Holder institute, or join as a party in the institution of, any action, suit or proceeding seeking a determination that the lien of the Agent or any other Senior Lender in any of the assets of any of the Company, or any other rights of any nature under the documents relating to the Senior Debt, is invalid, unperfected, avoidable or unenforceable or is or should be subordinated to the interests of any other person.

7. Definitions. For purposes of this Note, the following capitalized terms have the following meanings:

"Affiliate" means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of equity interests of that Person, by contract or otherwise).

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

8. Governing Law. This Note shall be governed by the laws of the State of Delaware, without regard to its conflicts of law principles.

9. Cancellation. After all principal and accrued interest at any time owed on this Note has been indefeasibly paid in full, this Note shall be surrendered to the Company for cancellation and shall not be reissued.

10. Payments. All payments to be made to the Holder of this Note shall be made in the lawful money of the United States of America in immediately available funds.

11. Place of Payment. Payments of principal and interest shall be delivered to the Holder of this Note at the following address:

c/o The Pritzker Organization
200 West Madison, Suite 3800
Chicago, Illinois 60606
Attention: John E. Stellato

or to such other address or to the attention of such other person as specified by prior written notice to the Company.

12. Business Days. If any payment is due, or any time period for giving notice or taking action expires, on a day which is a Saturday, Sunday or legal holiday in the State of Delaware, the payment shall be due and payable on, and the time period shall automatically be extended to, the next business day immediately following such Saturday, Sunday or legal holiday, and interest shall continue to accrue at the required rate hereunder until any such payment is made.

13. Assignment. This Note may not be assigned by the Holder hereof without the prior written consent of Company and the Agent; provided, however, that the Holder may assign this Note to any of (i) SP Spas LLC, (ii) Sierra Pacific Investments, LLC, (iii) Pacific Century Capital Limited, (iv) any Affiliate of the Holder, (v) Mr. Okie R. Lukita, (vi) Mr. Franky Tjahyadikarta, (vii) Mr. Jeffrey Mathews, or (viii) any Affiliate of the entities or individuals set forth in subsections (i) - (vii) above, without the prior written consent of the Company or the Agent.

14. Amendment. The provisions of this Note shall not be amended, nor shall the Company or the Holder take any action herein prohibited, or omit to perform any act herein required to be performed, without the prior written consent of the Company, the Holder and the Senior Lenders.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company has executed and delivered this Note on July 3, 2001.

STEINER LEISURE LIMITED

By: [signature]
Name: Carl St. Philip Jr
Title: Vice President and CFO

AFFIDAVIT

I, Carl S. St. Philip, after being duly sworn, did depose and state:

1. I am the Vice President and Chief Financial Officer of Steiner Leisure Limited ("Steiner").

2. On the date hereof, I, on behalf of Steiner, with full authorization, executed an instrument representing a 9% Subordinated Note, in a principal amount of $1,680,000 (the "Note"), payable to SP Spas LLC (the "Holder").

3. The Note was executed in Chicago, Illinois at the offices of Sidley Austin Brown & Wood.

4. The Note was delivered by messenger by the undersigned on July 1, 2001 to a representative of the Holder at the offices of Latham & Watkins in Chicago, Illinois.

5. This Affidavit is made for the benefit of Steiner for compliance with the laws of the State of Florida relating to documentary stamp tax laws.

FURTHER AFFIANT SAYETH NOT.

Executed this ___ day of July, 2001

STEINER LEISURE LIMITED

By: [signature]
Name: Carl S. St. Philip
Title: Vice President and Chief Financial Officer

STATE OF ILLINOIS)
COUNTY OF COOK)

The foregoing instrument was acknowledged before me on this 2nd day of July, 2001, by Carl S. St. Philip, who is personally known to me (__) or has produced identification (__).

[signature]
NOTARY PUBLIC, STATE OF ILLINOIS

My Commission Expires: 12/15/02

"OFFICIAL SEAL"
CYNTHIA TONGSY
Notary Public, State of Illinois
My Commission Expires 12/15/02



THE SECURITY REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT IS IN EFFECT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

THE PAYMENT OF ANY SUMS DUE AND OWING UNDER THIS NOTE IS SUBORDINATED TO THE CLAIMS OF THE SENIOR LENDERS AS MORE PARTICULARLY DESCRIBED IN SECTION 6 HEREOF.

STEINER LEISURE LIMITED

9% SUBORDINATED NOTE

July 3, 2001 $1,680,000

Steiner Leisure Limited, a corporation organized and existing under and by virtue of the laws of the Commonwealth of the Bahamas (the "Company"), hereby promises to pay to the order of SP Spas, LLC (the "Holder") the principal amount of ONE MILLION SIX HUNDRED EIGHTY THOUSAND AND NO/100 U.S. DOLLARS ($1,680,000), together with interest thereon calculated from the date hereof in accordance with the provisions of this Note. This Note is being issued by the Company to the Holder pursuant to the terms of that certain Membership Interest Purchase Agreement dated as of June 27, 2001 by and among the Company, the Holder, Steiner Spa U.S. Limited and Red Sail Spas LLC (the "Purchase Agreement").

1. Payment of Interest.

(a) Interest Rate. Except as otherwise expressly provided in Section 4(b)(i) hereof, interest shall accrue daily on the unpaid principal amount of this Note outstanding from time to time at the rate of nine percent (9%) per annum, or (if less) at the highest rate then permitted under applicable law.

(b) Interest Payment Dates. Subject to the provisions of Section 6 below, the Company shall pay all accrued interest in cash to the Holder on October 3, 2001 and on the 3rd day of each and every consecutive third month thereafter. Any accrued interest which for any reason has not theretofore been paid shall be paid in full on the date on which the final principal payment on this Note is made. Interest shall accrue on any principal payment due under this Note until such time as payment therefor is actually delivered to the Holder.

2. Payment of Principal on Note; Prepayment. The Company shall pay the Holder in full in cash all outstanding principal of this Note to the Holder on January 2, 2005 ("Maturity Date"), together with all accrued and unpaid interest on the principal amount being repaid. Subject to the restrictions contained in Section 6 below (which may be waived by the Senior Lenders under the Bank Agreement or otherwise), the Company may prepay this Note in whole or in part without premium or penalty.

3. Transfers. Until such time as all amounts due and payable to Holder under this Note are paid in full, the Company will not sell, transfer or assign all or substantially all of its assets in a single or series of transactions.

4. Reductions to Principal Due on Note. The Holder hereby expressly agrees that the Company shall be entitled to reduce the principal amount due and owing under this Note in accordance with Sections 1.4(d), 1.5(d) and/or 9.5(f) of the Purchase Agreement.

5. Events of Default.

(a) Definition. For purposes of this Note, an Event of Default shall be deemed to have occurred if:

(i) the Company fails to pay when due and payable (whether at maturity or otherwise) the full amount of interest then accrued on this Note or the full amount of any principal payment on this Note, and such failure to pay is not cured within 5 days after the occurrence thereof;

(ii) (1) the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company bankrupt or insolvent; or any order for relief with respect to the Company is entered under the federal Bankruptcy Code; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; (2) or any such petition or application is filed, or any such proceeding is commenced, against the Company and in the case of this clause (2) either (a) the Company by any act indicates its approval thereof, consent thereto or acquiescence therein or (b) such petition, application or proceeding is not dismissed within 60 days;

(iii) a breach or default occurs under any document or instrument related to the Senior Debt and, as a result thereof, the Company is obligated to purchase, pay, repay, or redeem any Senior Debt prior to its regular maturity or before its regularly scheduled payment date;

(iv) the Company fails to comply with Section 3 hereof.

The foregoing shall constitute Events of Default whatever the reason or cause for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

(b) Consequences of Events of Default.

(i) If any Event of Default has occurred, the interest rate on this Note shall increase immediately by an increment of two percentage points to the extent permitted by law. Any increase of the interest rate resulting from the operation of this subsection shall terminate as of the close of business on the date on which such Event(s) of Default no longer exist.

(ii) Subject to the provisions of Section 6 below, upon the occurrence and during the continuance of an Event of Default, the aggregate principal amount of this Note (together with all accrued interest thereon and all other amounts due and payable with respect thereto) shall become immediately due and payable without any action on the part of the Holder, and the Company shall immediately pay to the Holder all amounts due and payable with respect to this Note.

(iii) The Holder shall also have any other rights which such Holder may have been afforded under any agreement at any time and any other rights which such Holder may have pursuant to applicable law.

(iv) The Company hereby waives diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the Holder may accept security for this Note or release security for this Note, all without in any way affecting the liability of the Company hereunder.

6. Subordination.

(a) Extent of Subordination. All amounts (including all principal, interest, premiums, fees, expenses, indemnities and other payments) payable by the Company with respect to this Note (the "Subordinated Debt") are and shall be subordinate and junior in right of payment to the prior payment in full of the Senior Debt (as defined below) to the extent and in the manner set forth in this Section 6. Except for (i) the periodic payments of interest as contemplated in Section 1(b) above, (ii) payments of Subordinated Debt on or after the Maturity Date, and (iii) set offs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Holder will not ask for, demand, sue for, take or receive from the Company, by set-off or in any other manner, the whole or any part of the Subordinated Debt unless and until all Senior Debt shall have been fully paid and satisfied and all commitments to extend credit thereunder shall have been terminated. As used herein, the term "Senior Debt" shall mean (i) all debt, liabilities and obligations of the Company (or its subsidiaries) with respect to that certain Credit Agreement dated as of July 2, 2001 (as amended, modified and restated from time to time, the "Bank Agreement"), among the Company, the financial institutions from time to time party thereto (the "Lenders"), and ABN AMRO Bank, N.V., as Administrative Agent (the "Agent"), including, without limitation, all principal, interest (including, without limitation, post-petition interest at the rate prescribed in the Bank Agreement, whether or not allowed or allowable, accruing after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company or its subsidiaries), premium, amounts payable under reimbursement obligations in connection with letters of credit, fees and expenses, including all Enforcement Expenses (as defined below), (ii) all amounts owing with respect to foreign exchange and interest rate hedging agreements between the Company and any Lender, (iii) all amounts owing under agreements refinancing the Bank Agreement, or amendments of the Bank Agreement, including amendments or refinancings that increase the principal amount of the Senior Debt; provided, however, that notwithstanding the foregoing, in no event shall the amount of the Senior Debt exceed $65,000,000, and (iv) all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing, including any such refinancing provided by financial institutions other than the Agent or any Lender. The Agent, the Lenders and all other financial institutions holding any Senior Debt are hereinafter referred to as "Senior Lenders." As used herein, the term "Enforcement Expenses" means all reasonable costs and expenses incurred by any Senior Lender in connection with its enforcement of any rights or remedies with respect to any Senior Debt, the collection of any of the Senior Debt, or the protection of, or realization upon, any collateral after the occurrence and during the continuance of a default with respect to any Senior Debt, including, by way of example, reasonable attorneys' fees, court costs, appraisal and consulting fees, auctioneers' fees, rent, storage, insurance premiums and like items, and whether or not such amounts are allowed as a claim against the Company (or its subsidiaries) in any bankruptcy, insolvency or reorganization proceeding.

(b) Remedy Suspension.

(i) If and so long as a Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(i) (such period of time being referred to as the "Payment Default Suspension Period"), then, except as otherwise set forth below, and except for setoffs against amounts otherwise owing to the Company pursuant to the Purchase Agreement, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (w) the Maturity Date, (x) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (y) 121 days after the date that the Senior Debt has been paid in full or (z) the Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Payment Default Suspension Period, in each case in accordance with the terms of the Bank Agreement.

(ii) If and so long as a Non-Payment Default (as defined below) has occurred and is continuing, and written notice thereof (the "Non-Payment Default Notice") has been delivered by the holders of the Senior Debt to the Holder and the Company referencing the provisions of this Section 6 and demanding a suspension of payments during the period of such continuance in accordance with this Subsection 6(b)(ii) (such period of time being referred to as the "Non-Payment Default Suspension Period" and, together with the Payment Default Suspension Period, a "Payment Suspension Period"), then, except as otherwise set forth below, the Company shall not make, and the Holder shall not accept or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner (including, without limitation, from or by way of any collateral or redemption or sale), payment of all or any part of the Subordinated Debt, nor shall the Holder take any action to accelerate the Subordinated Debt or otherwise exercise its remedies in respect of the Subordinated Debt, including, without limitation, participating as an initiating creditor in an involuntary bankruptcy proceeding against the Company, unless and until the earlier of (v) the Maturity Date, (w) the date of the occurrence of an Event of Default described in Section 5(a)(ii), Section 5(a)(iii) or Section 5(a)(iv) hereof, (x) the Senior Debt has been paid in full, (y) the Non-Payment Default has been cured by the Company or waived by the holders of the Senior Debt or the holders of the outstanding principal amount of the Senior Debt have terminated the Non-Payment Default Suspension, or (z) 180 days after the date the Holder received the Non-Payment Default Notice with respect to a Non-Payment Default, in each case in accordance with the terms of the Bank Agreement.

(iii) As used herein, the term "Payment Default" means the occurrence and continuance (after the expiration of any applicable grace or cure periods) of a default in payment of all or any part of the Senior Debt, and the term "Non-Payment Default" means a default under the Bank Agreement other than a Payment Default.

(c) Liquidation, Winding Up, etc. Upon any distribution of assets of the Company or upon any dissolution, winding up, liquidation or reorganization of the Company, whether in any bankruptcy, insolvency, reorganization or receivership proceeding or upon an assignment for the benefit of creditors or any other marshaling of the assets and liabilities of the Company or otherwise:

(i) the holders of all Senior Debt shall be entitled to receive payment in full of the principal thereof, the interest due thereon and any premium, fees, expenses, indemnities or other payment obligation with respect thereto before the Holder is entitled to receive any payment (other than equity securities or debt securities which are subordinated to the Senior Debt to at least the same extent as this Note is subordinated to the Senior Debt, and then only to the extent that no payments may be made under such debt or equity securities, or any instruments arising therefrom, until the Senior Debt is paid in full) upon the Subordinated Debt; and

(ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, to which the Holder would be entitled but for the provisions of this Section 5 shall be paid by the liquidating trustee or agent or other Person (as defined below) making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise: (a) first directly to the holders of Senior Debt or their agents or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the principal of, interest on and any premium or other amounts payable with respect to the Senior Debt held or represented by each such holder, to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of the Senior Debt; and (b) the remainder, if any, to the Holder; and

(iii) if the Holder has not presented a claim in respect of the Subordinated Debt within 15 days of the commencement of any applicable claims filing period, the holders of Senior Debt shall have the right to present such claims in respect of the Subordinated Debt. So long as any amounts remain due and owing in respect of the Senior Debt or any commitments remain to extend credit thereunder, Holder shall not, without the prior consent of the Lenders, approve a plan in bankruptcy in respect of the Company the terms of which do not call for the payment of the Senior Debt in full in cash on the confirmation date of such plan.

The consolidation of the Company with, or the merger of the Company into, another entity shall not be deemed a dissolution, winding up, liquidation or reorganization of the Company for the purposes of this Section 6(c) if such other entity, as a part of such consolidation or merger, succeeds to the Company's property and business and assumes the Company's obligations (including the Senior Debt and the Subordinated Debt).

(d) Payment Held in Trust. All payments or distributions by the Company upon or with respect to the Subordinated Debt which are received by the Holder in violation of or contrary to the provisions of Subsections 5(a), 5(b) or 5(c) above shall be received in trust for the benefit of the holders of the Senior Debt and shall be paid over promptly, with or without demand therefor, to such holders in the same form as so received (with all necessary endorsements and assignments) to be applied to the payment of the Senior Debt. In the event of the failure of the Holder to make any such endorsement or assignment to the Senior Lenders, the Senior Lenders, or any of their officers or employees, are hereby irrevocably authorized to make the same.

(e) Setoff. Notwithstanding anything to the contrary contained herein or otherwise, the Holder shall at all times be entitled to setoff against the amount owing hereunder by amounts the Holder otherwise owes to the Company pursuant to the Purchase Agreement, and the Holder shall not be required or requested to pay, hold in trust or pay over any such setoff amount to any Person.

(f) Instrument Legend. Any instruments evidencing this Note will, on the date hereof or promptly hereafter, be inscribed with a legend conspicuously indicating that payment thereof is subordinated to the claims of the Senior Lenders. Any instrument evidencing any of the Subordinated Debt, or any portion thereof, which is hereafter executed by the Company, will, on the date thereof, be inscribed with the aforesaid legend.

(g) Subordinated Debt Owed Only to the Holder. The Holder by acceptance of this Note warrants and represents that the Holder has not previously assigned any interest in this Note to any party, that no party owns an interest in this Note other than the Holder (whether as joint holders of the

Subordinated Debt, participants or otherwise), and that the entire Subordinated Debt is owing to the Holder, subject only to the rights of the Senior Lenders hereunder.

(h) Acceleration and Exercise of Remedies. Nothing contained in this Note shall prevent the Holder from (i) accelerating this Note following the acceleration of any payment due under the Senior Debt or the declaration that the Senior Debt is immediately due and payable in full, (ii) instituting legal proceedings to enforce and collect upon the amounts outstanding under this Note in the event that the Lenders either commence any such proceedings in respect of the Senior Debt or formally commence the exercise of its or their remedies in respect of any collateral securing the Senior Debt (other than remedies intended solely for the protection of the collateral and the lenders' interests therein and not related to any sale or disposition of or foreclosure upon the collateral), or (iii) filing any proof of claim in respect of the amounts outstanding under this Note in connection with any bankruptcy or similar proceedings of the Company; provided that any amounts received or receivable in connection therewith in respect of the Subordinated Debt by the Holder shall be subject to the provisions of Subsection 6(a), 6(c) and 6(d) above.

(i) Rights Not Subordinated. The provisions of this Section 6 are for the purpose of defining the relative rights of the holders of Senior Debt on the one hand and of the Holder on the other hand, and nothing herein shall impair (as between the Company, the Holder and creditors of the Company, other than the holders of the Senior Debt) the Company's obligation to the Holder to pay to Holder the full amount of this Note in accordance with the terms hereof. No provision of this Section 6 shall be deemed to subordinate, to any extent, any claim or right of the Holder to any claim against the Company by any creditor or any other Person except to the extent expressly provided herein.

(j) Payment Set Aside. To the extent that (i) the Holder has turned over any cash, securities or other property received as payments from the Company to the holders of Senior Debt hereunder for application to the Senior Debt or (ii) any cash, securities or other property to which the Holder would otherwise have been entitled (but for the provisions of this Section 6) as payments from the Company are paid to the holders of Senior Debt for application to the Senior Debt, and any such payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from or disgorged by the Holder or are otherwise required to be refunded, repaid or restored by the Holder to the Company or any trustee, receiver or other Person under any law (including, without limitation, any bankruptcy or insolvency law or any federal or state equitable cause), then to the extent of any such refund, repayment or restoration the holders of Senior Debt shall repay such amount to the Holder and Holder's other rights and obligations hereunder shall be renewed and continued in full force and effect as if such original payment had not been made by the Holder to the holders of Senior Debt. This Subsection (i) shall survive the termination and cancellation of this Note.

(k) Term. The provisions of this Section 6 shall constitute a continuing agreement of subordination, and the Senior Lenders may continue, without notice to the Holder, to lend monies, extend credit and make other financial accommodations to or for the account of the Company, on the faith hereof, and the provisions of this Section 6 shall be irrevocable by the Holder until all Senior Debt shall have been paid and fully satisfied and all financing arrangements between the Company and any Senior Lenders relating to the Senior Debt have been terminated.

(l) Additional Agreements, Among the Company and Senior Lenders. Any Senior Lender, at any time and from time to time, may enter into such agreement or agreements with the

Company as such Senior Lender may deem proper, extending the time of payment of or renewing or otherwise altering the terms of all or any of the Senior Debt or affecting the security underlying any or all of the Senior Debt, or may exchange, sell, release, surrender or otherwise deal, with any such security, without in any way impairing or affecting this Note, including but not limited to this Section 6.

(m) Holder's Waivers. All of the Senior Debt shall be deemed to have been made or incurred in reliance upon the provisions of this Section 6, and the Holder expressly waives all notice of the acceptance by any Senior Lender of the subordination and other provisions of this Note, all other notices whatsoever, and reliance by the Senior Lenders upon the subordination and other agreements as herein provided. The Holder by its acceptance of this Note agrees that: (i) no Senior Lender has made any warranties or representations with respect to the due execution, legality, validity, completeness or enforceability of the Bank Agreement or any other document or agreement evidencing Senior Debt, or the collectability of any Senior Debt; and (ii) the Senior Lenders shall be entitled to manage and supervise their loans to the Company in accordance with their usual practices, modified from time to time as they deem appropriate under the circumstances, without regard to the existence of any rights that the Holder may now or thereafter have in or to any of the assets of the Company.

(n) No Waiver. No waiver shall be deemed to be made by any Senior Lender of any of its rights hereunder, unless the same shall be in writing signed by such Senior Lender, and each waiver, if any, shall be a waiver only with respect to the specific instance involved, and shall in no way impair the rights of such Senior Lender or the obligations of the Holder to such Senior Lender in any other respect at any other time.

(o) Application of Payments. The Holder hereby agrees that all payments received by any Senior Lender from the Company may be applied and reapplied, in whole or in part, to any of the Senior Debt, as such Senior Lender, in its sole discretion, deems appropriate.

(p) Unsecured Obligation. This Note is an unsecured obligation of the Company and shall remain unsecured for so long as any Senior Debt shall remain outstanding or there shall exist any commitment to provide Senior Debt to the Company.

(q) Complete Nature of Subordination. All rights and interests of the Senior Lenders under this Note shall remain in full force and effect irrespective of: (i) any lack of validity or enforceability of the documents relating to the Senior Debt, or any other agreement or instrument relating thereto; (ii) any exchange, release or non-perfection of the collateral for the Senior Debt, or any other collateral, or any release or amendment or waiver of (or consent to departure from) any of the documents relating to the Senior Debt; or (iii) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Senior Lender, the Holder or another subordinated creditor.

(r) No Contest of Liens or Rights; No Prejudicial Actions. In no event shall the Holder institute, or join as a party in the institution of, any action, suit or proceeding seeking a determination that the lien of the Agent or any other Senior Lender in any of the assets of any of the Company, or any other rights of any nature under the documents relating to the Senior Debt, is invalid, unperfected, avoidable or unenforceable or is or should be subordinated to the interests of any other person.

7. Definitions. For purposes of this Note, the following capitalized terms have the following meanings:

"Affiliate" means, as to any specified Person, any other Person that, directly or indirectly through one or more intermediaries or otherwise, controls, is controlled by or is under common control with the specified Person. As used in this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of equity interests of that Person, by contract or otherwise).

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

8. Governing Law. This Note shall be governed by the laws of the State of Delaware, without regard to its conflicts of law principles.

9. Cancellation. After all principal and accrued interest at any time owed on this Note has been indefeasibly paid in full, this Note shall be surrendered to the Company for cancellation and shall not be reissued.

10. Payments. All payments to be made to the Holder of this Note shall be made in the lawful money of the United States of America in immediately available funds.

11. Place of Payment. Payments of principal and interest shall be delivered to the Holder of this Note at the following address:

c/o Mandel, Buder & Verges
101 Vallejo Street
San Francisco, CA 94111
Attention: Donald Buder

or to such other address or to the attention of such other person as specified by prior written notice to the Company.

12. Business Days. If any payment is due, or any time period for giving notice or taking action expires, on a day which is a Saturday, Sunday or legal holiday in the State of Delaware, the payment shall be due and payable on, and the time period shall automatically be extended to, the next business day immediately following such Saturday, Sunday or legal holiday, and interest shall continue to accrue at the required rate hereunder until any such payment is made.

13. Assignment. This Note may not be assigned by the Holder hereof without the prior written consent of Company and the Agent; provided, however, that the Holder may assign this Note to any of (i) Red Sail Spas, L.L.C., (ii) Sierra Pacific Investments, LLC, (iii) Pacific Century Capital Limited, (iv) any Affiliate of the Holder, (v) Mr. Okie R. Lukita, (vi) Mr. Franky Tjahyadikarta, (vii) Mr. Jeffrey Mathews or (viii) any Affiliate of the entities or individuals set forth in subsections (i) - (vii) above, without the prior written consent of the Company or the Agent.

14. Amendment. The provisions of this Note shall not be amended, nor shall the Company or the Holder take any action herein prohibited, or omit to perform any act herein required to be performed, without the prior written consent of the Company, the Holder and the Senior Lenders.

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IN WITNESS WHEREOF, the Company has executed and delivered this Note on July 3, 2001.

STEINER LEISURE LIMITED

By: [signature]
Name: Carl St. Philip Jr
Title: Vice President and CFO